As filed with the Securities and Exchange Commission on July 16, 2008

Registration No. 333-150760

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NORANDA ALUMINUM HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	3334	20-8908550
(State or other jurisdiction of incorporation)	(Primary Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

801 Crescent Centre Drive, Suite 600

Franklin, TN 37067

(615) 771-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan Brown

Secretary and General Counsel

801 Crescent Centre Drive, Suite 600

Franklin, TN 37067

(615) 771-5700

(Name, address including zip code, and telephone number, including area code, of agent for service)

Copy to:

Andrew J. Nussbaum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Valerie Ford Jacob Daniel J. Bursky Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000

Approximate date of commencement of proposed exchange offer: As promptly as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)
Common Stock, par value $0.01 per share	$250,000,000	$9,825

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933 at a rate equal to $39.30 per $1,000,000 of the proposed maximum aggregate offering price. Previously paid.
(2)	Includes shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

Subject to Completion

Preliminary Prospectus dated July 16, 2008.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

             Shares

Noranda Aluminum Holding Corporation

Common Stock

This is Noranda Aluminum Holding Corporation’s initial public offering. Noranda Aluminum Holding Corporation stockholders are selling all of the shares offered hereby.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “NOR.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional              shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2008.

Merrill Lynch & Co.

The date of this prospectus is                     , 2008.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus and any free writing prospectus is accurate as of any date other than the date of the applicable document.

Industry and Market Data

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Please read the entire prospectus, including the consolidated financial statements and the related notes and the section entitled “Risk Factors,” before you decide to invest. In addition, this prospectus includes forward-looking information that involves risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements.”

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to (a) “Noranda HoldCo” refer only to Noranda Aluminum Holding Corporation, excluding its subsidiaries, (b) “Noranda AcquisitionCo” refer only to Noranda Aluminum Acquisition Corporation, a direct wholly owned subsidiary of Noranda HoldCo, excluding its subsidiaries, and (c) “Noranda,” the “company,” “we,” “our,” and “us” refer collectively to (1) Noranda Aluminum, Inc. and its subsidiaries on a consolidated basis prior to the consummation on May 18, 2007 of the acquisition as described below by Apollo as defined below, which we refer to as the “Apollo Acquisition,” and (2) Noranda HoldCo, Noranda AcquisitionCo, Noranda Intermediate Holding Corporation and Noranda Aluminum, Inc. and its subsidiaries on a consolidated basis after the completion of the Apollo Acquisition.

The Company

Overview

We are a leading North American vertically integrated producer of value-added primary aluminum products and high quality rolled aluminum coils. We have two integrated businesses: our primary metals, or upstream business, and our rolling mills, or downstream business. Our upstream business currently produces approximately 571 million pounds (259,000 metric tons) of primary aluminum annually, accounting for approximately 10% of total United States primary aluminum production. Our downstream business, consisting of four rolling mill facilities with a combined annual production capacity of approximately 495 million pounds, is one of the largest aluminum foil producers in North America. For the period between May 18, 2007 (the date of the Apollo Acquisition) and December 31, 2007, the upstream and downstream businesses respectively contributed 92.0% and 8.0% of our operating income. For the three months ended March 31, 2008, the upstream and downstream businesses respectively contributed 93.6% and 6.4% of our operating income.

Our upstream business is vertically integrated from bauxite to alumina to primary aluminum metal. Our 50% joint venture interest in a related bauxite mining operation in Jamaica, which we refer to as St. Ann, and our 50% joint venture interest in an alumina refinery in Gramercy, Louisiana, which we refer to as Gramercy, provide a secure raw material supply at costs well below recent spot market prices for alumina. In addition, we have a long-term contract that supplies substantially all of our electrical power at our primary aluminum smelter in New Madrid, Missouri, which we refer to as New Madrid, that we consider reliable and competitively priced. We believe our combination of captive, cost-efficient raw material inputs, secure power and strategically located assets gives us enhanced operating flexibility and a cost advantage over other primary aluminum smelters. According to Brook Hunt, a leading international mining and metals consulting firm, our New Madrid smelter is among the lowest cost smelters in the U.S. and in the second quartile on the global cash cost curve for aluminum smelters.

Primary aluminum is a global commodity, and its price is set on the London Metals Exchange, or LME. Due to a long-term supply deficit in the United States and transportation costs, our primary aluminum products typically earn the LME price plus a midwest premium, the sum of which is known as the Midwest Transaction Price or MWTP. Additionally, we sell 85% of our primary aluminum shipments in the form of value-added products, such as billet, rod and foundry, which earn a fabrication premium over MWTP.

Our downstream business is a low-cost domestic producer of aluminum rolled products. We own and operate one of the most modern rolling mills in the world. Versatile manufacturing capabilities and advantageous geographic locations provide our rolling mills with the flexibility to serve a diverse range of end uses while maintaining a low cost base. Because the downstream business prices its products at the MWTP plus a fabrication premium, our downstream earnings are substantially insulated from fluctuations in aluminum prices. As a result, the downstream businesses’ performance is subject to fluctuations in volumes and the fabrication premium we are able to achieve. The combination of our upstream and downstream businesses creates a further degree of vertical integration, providing the opportunity for additional operational flexibility and incremental income.

Industry Overview

The aluminum industry consists broadly of the upstream primary aluminum production process and the downstream value-added manufacturing process. Upstream production involves the power intensive process of producing primary aluminum from alumina, which is derived from the raw material bauxite. Downstream aluminum production involves the value-added process of manufacturing aluminum products from primary aluminum, such as finstock, light gauge sheet, foil and other products.

Upstream

Primary aluminum is a highly functional metal because of its metallurgical properties and environmentally friendly attributes, such as its light weight and ability to be recycled. Primary aluminum is currently experiencing strong price trends supported to a large extent by improved market fundamentals for aluminum, including global demand growth from developing regions, higher global power costs, new supply constraints and a weaker U.S. dollar, among several other factors. We believe the supply and demand outlook for aluminum supports sustainable, higher LME prices than historical averages due to the following trends:

•	strong global demand driven by economic growth, higher standards of living and increased demand from emerging markets, especially China;

•	barriers to entry for greenfield smelters due to high capital costs, long lead time to market, required regulatory approvals and the scarcity of power;

•	an increase on a global basis in the cost and scarcity of power, which is a significant input cost in the production of primary aluminum;

•	substitution away from other metals (e.g., steel and copper) to aluminum due to aluminum’s strength-to-weight and value-to-weight ratios and relative price compared to other metals; and

•	a weaker U.S. dollar relative to historical periods.

The price of aluminum is driven by global supply and demand. Strong global demand, particularly in China and India, has resulted in a tightening of the global aluminum supply-demand balance. Worldwide stocks ended 2007 at their lowest ever recorded levels. In 2008, global demand is expected to grow by approximately 10% according to Brook Hunt. In addition to these global trends, there is a shortage of domestically produced primary aluminum in North America. North American aluminum production is approximately 45% of the total of North American aluminum demand per 2007 Brook Hunt production statistics.

The following chart illustrates the expected growth in aluminum global consumption. Demand is expected to increase in the aggregate by 23% from 2007 to 2010, and is forecast to almost double by 2020, according to Brook Hunt.

Downstream

Our downstream business is a top tier producer of foil and certain light gauge sheet products. Industry-wide, these two segments accounted for approximately 1.7 billion pounds of demand in North America in 2007.

Pricing in the downstream business is generally based on a “pass through” model, which means the price of the end product is equal to the cost of the metal (or MWTP) plus a predetermined, negotiated fabrication premium, which is largely unaffected by short-term volatility in the underlying LME price of primary aluminum. Fabrication premiums in these segments are generally determined in large part by industry capacity utilization, among several other factors. In 2007 and continuing thus far in 2008, the combination of the downturn in the U.S. housing market and the U.S. economy generally has resulted in lower industry volumes and, in addition, reduced fabrication premiums for our downstream business.

Competitive Strengths

We believe our cost position benefits us in a rising aluminum price environment. Neither our supply of alumina, which we own, nor our New Madrid power contract is tied to the LME price of aluminum. As a result, as the LME price increases, our profit margin expands as well.

•

Vertically Integrated Assets. Our upstream business is vertically integrated, from bauxite to alumina to primary aluminum metal. New Madrid has a secure supply of alumina from Gramercy at a net cost that is significantly below recent spot market prices. Similarly, Gramercy has a secure long-term supply of bauxite from St. Ann, whose cash cost is significantly below current contracted market prices for bauxite. The ability to provide either value-added or commodity grade aluminum ensures the availability of markets for all of our primary aluminum production. Approximately 15% of our primary aluminum production is shipped to our downstream mills, providing security of supply to our downstream facilities, and allowing us to take advantage of short-term surges in demand.

•

Secure Supply of Electricity. Power is a significant component of the cost to produce primary aluminum and generally represents 1/3 of total production costs. Our New Madrid smelter has entered into a long-term (through May 2020) power supply contract, ensuring the stable supply of power. See “Business—Primary Metal-Upstream Business—Raw Materials and Supply.” This contract gives Noranda a distinct advantage over many aluminum smelters facing power shortages or disruptions. We have never experienced a meaningful disruption in our power supply at New Madrid.

Because of the two points noted above, we believe our operations provide a high degree of exposure to rising aluminum prices.

Strategically Located Assets. The ease of access and proximity of Gramercy to St. Ann and New Madrid to Gramercy significantly reduce the cost of freight. New Madrid is the closest Midwest smelter to the Gulf Coast, the entry point for approximately 75% of the alumina shipped to the United States, which we believe allows our New Madrid smelter to internally source its alumina from Gramercy or purchase alumina from third parties at a lower freight cost than other U.S. based smelters. In addition, approximately 75% of our shipments are to customers located within a one-day truck delivery distance.

High Quality Downstream Assets. Our downstream business’s largest rolling mill, the Huntingdon–West facility, is recognized as one of the most advanced aluminum production facilities. This mill began production in 2000 at a capital cost of $238 million and has the lowest conversion cost (excluding metal) for foil stock production in North America according to CRU, an independent consultancy group. We have the ability to shift production and produce a variety of products based on customer demand and forecasted volume, pricing and profitability trends. Our rolling mills are designed and configured to produce a broad suite of products, which permits rapid reaction to changing customer and market demand.

Experienced Management Team. We have a seasoned management team, whose members average more than 18 years of experience in the metals industry. Financial discipline has been a priority of our management team, including control of operating expenses and minimization of balance sheet liabilities, such as pensions and post-employment medical insurance. In March 2008, Layle K. “Kip” Smith joined our business as President and Chief Executive Officer. Mr. Smith has diverse leadership experience, including various management assignments with The Dow Chemical Company and positions as COO of Resolution Performance Products and CEO of Covalence Specialty Materials.

Business Strategy

Pursue Opportunities to Expand our Production. We intend to increase production capacity in our upstream and downstream businesses. Over the last five years, we have increased our upstream production by 41 million pounds. We have budgeted for and have begun a $48 million capital expansion plan for our smelter that is expected to increase annual production by approximately 39 million pounds to 610 million pounds by 2011 and that we also expect will contribute to a reduction in our future average net cash cost per pound of aluminum produced. The total expenditure represents a capital cost of approximately $2,700 per additional metric ton of capacity. Through May 31, 2008, we spent $10.6 million related to these expansion projects and entered into commitments for an additional $1.7 million. Additionally, we intend to regularly review potential opportunities to acquire additional upstream and downstream capacity.

Focus on Productivity Improvements. Our management team is committed to further reducing costs at our production facilities by investing in high-return capital improvements, optimizing labor productivity and implementing projects that improve the operating and energy efficiencies of our upstream and downstream production processes. As a result of past productivity improvements, our 2007 net cash cost to produce primary aluminum in the upstream segment was $0.75 per pound. In future periods, we expect our net cash cost to fluctuate based on a variety of factors including changes in the price of electricity and natural gas as well as seasonal effects in the price of power. In addition, we have identified and implemented the early stages of various capital projects that will increase the downstream business’s ability to use scrap metal to reduce costs. We also maintain Six Sigma programs to rationalize our cost base in the upstream and downstream operations.

Maximize Cash Flow. Senior management has implemented a focused strategy to maximize profitability and cash flow. We intend to manage our working capital, capital expenditures and operational expenditures to generate increased cash flow. From the date of the Apollo Acquisition through March 31, 2008, working capital reductions contributed $135 million to cash flow from operating activities, and we expect to decrease working capital further without sacrificing our product availability or lead times. We also target double digit return on investment after taxes within our growth capital expenditure program the main component of which is the $48 million smelter expansion project, which is further described on page 49. Since the Apollo Acquisition, we have repaid over $105 million of our term loan indebtedness. We intend to use the excess of our cash flow from operating activities over capital expenditures to reinvest in our business and reduce leverage.

Maintain a Balanced Financial Profile. In connection with maintaining a leveraged capital structure, we have entered into fixed price forward aluminum swaps with respect to approximately 50% of our expected upstream shipments through 2012 at prices significantly in excess of our 2007 net cash cost. These hedges and our downstream business generate strong and stable cash flow that we can use to deleverage or reinvest in our business. In addition, we have maintained exposure to the LME price on the portion of our upstream shipments that are unhedged. We believe that we have a flexible capital structure that enables us to invest in capacity expansion and to acquire assets on an opportunistic basis, while complying with the terms of our current indebtedness. We may alter our hedging strategy, including increasing or decreasing our percentage of future expected shipments hedged, based on our view in the future of actual and forecasted aluminum prices.

Enhance Safety Performance and Maintain Good Employee Relations. Management believes that maintaining employee safety and a positive working relationship with our employees are key drivers of a well performing business. For the two year period ending December 31, 2007, the number of reportable incidents for our consolidated company decreased by more than 40%. In addition, there have been no significant labor disruptions at any facility under our management since 1996. In August 2007, while negotiating a new five-year labor contract at New Madrid, we attained record production levels at our New Madrid smelter. At the heart of all our efforts to engage employees in the business is management’s commitment to open, honest and regular communication with employees.

Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks include the following:

•	our susceptibility to cyclical fluctuations in the primary aluminum industry and changes in general economic conditions;

•	the cost of energy and raw materials;

•	the risk of natural disaster that could damage our facilities;

•	our ability to pass through increases in our costs to our customers;

•	our substantial indebtedness; and

•	the highly competitive nature of the industry in which we operate.

Before you participate in this offer, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Our Principal Stockholder

Our principal stockholders are investment funds affiliated with, or co-investment vehicles managed by, Apollo Management, L.P., including Apollo Investment Fund VI, L.P., which we refer to through this prospectus collectively as Apollo. Apollo Investment Fund VI, L.P. is an investment fund with committed capital, along with its co-investment affiliates, of over $11 billion. Apollo Management, L.P., is an affiliate of Apollo Global Management, LLC, a leading global alternative asset manager with offices in New York, Los Angeles, London, Frankfurt, Paris and Singapore. Apollo Global Management, LLC has assets under management in excess of $40 billion in private equity, hedge funds, distressed debt and mezzanine funds invested across a core group of industries where Apollo Global Management, LLC has considerable knowledge and resources.

Companies owned or controlled by Apollo Management, L.P. or in which Apollo Management, L.P. or its affiliates have a significant equity investment include, among others, Rexnord Holdings, Inc., CEVA Logistics, Momentive Performance Materials Inc., Hexion Specialty Chemicals, Inc., Affinion Group Holdings, Inc. and Metals USA Holdings Corp.

Additional Information

Noranda Aluminum Holding Corporation, which was formerly named Music City Holding Corporation, was incorporated in Delaware on March 27, 2007. See “Business—The Transactions” for additional information regarding our formation and the Apollo Acquisition. The principal executive offices of Noranda Aluminum Holding Corporation are at 801 Crescent Centre Drive, Suite 600, Franklin, TN 37067, and the telephone number there is (615) 771-5700.

We also maintain an internet site at www.norandaaluminum.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

The Offering

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Listing	We have applied to list our common stock on the New York Stock Exchange under the trading symbol “NOR.”

Use of proceeds	All shares of our common stock are being sold by the selling stockholders.

We will not receive any proceeds from the sale of our common stock by the selling stockholders. See “Use of Proceeds.”

Dividends	We intend to pay quarterly cash dividends on our common stock at an annual rate of $ per share. We intend to pay our first quarterly dividend payment on . The declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant. See “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments,” “Description of Certain Indebtedness” and “Description of Capital Stock—Common Stock.”

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option;

•

does not give effect to              shares of our common stock issuable upon the exercise of outstanding options as of                     , 2008,              shares of which we expect will likely vest upon consummation of this offering, at a weighted-average exercise price of $             per share; and

•

does not give effect to              shares of common stock reserved for future issuance under our Amended and Restated Noranda Aluminum Holding Corporation 2007 Long-Term Incentive Plan, which we refer to as the Noranda 2007 Long-Term Incentive Plan.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA

The following tables present the summary condensed historical and pro forma consolidated financial and other data of Noranda Aluminum, Inc. and the summary condensed historical and pro forma consolidated financial and other data of Noranda Aluminum Holding Corporation. This information is only a summary and should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Consolidated Statement of Operations” and with the audited consolidated financial statements of Noranda Aluminum, Inc. and Noranda Aluminum Holding Corporation and their notes included elsewhere in this prospectus, as well as the other financial information included in this prospectus.

Noranda HoldCo, Noranda AcquisitionCo and Noranda Intermediate Holding Corporation are recently formed companies that did not engage in any business or other activities prior to the Apollo Acquisition except in connection with their formation, the Apollo Transactions and the Special Dividend, as described below in “Business—The Transactions.” Accordingly, for the purposes of this prospectus, all financial and other information herein relating to periods prior to the completion of the Apollo Transactions and the Special Dividend is that of Noranda Aluminum, Inc.

The financial information for the period from January 1, 2006 to August 15, 2006 and for the year ended and as of December 31, 2005, which we refer to as “Pre-predecessor,” includes the results of operations, cash flows and financial condition for Noranda Aluminum, Inc. on a basis reflecting the historical carrying values of Noranda Aluminum, Inc. prior to the Xstrata Acquisition, as described below in “Business—The Transactions.” The financial information for the periods from August 16, 2006 to December 31, 2006, from January 1, 2007 to May 17, 2007 and for the three months ended March 31, 2007 and as of December 31, 2006 includes the results of operations, cash flows and financial condition for Noranda Aluminum, Inc. on a basis reflecting the stepped-up values of Noranda Aluminum, Inc. prior to the Apollo Acquisition, but subsequent to the Xstrata Acquisition, and is referred to as “Predecessor.” The financial information for the period from May 18, 2007 to December 31, 2007 and for the three months ended March 31, 2008 and as of December 31, 2007 and March 31, 2008 includes the results of operations, cash flows and financial condition for Noranda Aluminum Holding Corporation on a basis reflecting the impact of the purchase allocation of the Apollo Acquisition, and is referred to as “Successor.”

The consolidated statements of operations and cash flows data for the year ended December 31, 2005 and for the periods from January 1, 2006 to August 15, 2006, from August 16, 2006 to December 31, 2006, from January 1, 2007 to May 17, 2007 and from May 18, 2007 to December 31, 2007 and the summary consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2005 has been derived from the audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data, cash flow data and balance sheet data for the three months ended and as of March 31, 2008 and the pro forma statement of operations data and cash flow data for the three months ended March 31, 2007 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Management also has presented pro forma condensed consolidated statements of operations to reflect the consolidated results of operations of the Company as if the Apollo Acquisition had occurred on January 1, 2006. The unaudited pro forma condensed consolidated statements of operations include pro forma adjustments that we believe are (i) directly attributable to the Apollo Transactions and the Special Dividend, (ii) factually supportable and (iii) expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated statements of operations data for the years ended December 31, 2007 and December 31, 2006 are based on the historical consolidated statements of operations for the Predecessor for the period from January 1, 2007 to May 17, 2007 and the Successor for the period from May 18, 2007 to December 31, 2007 and the historical consolidated statements of operations for the Pre-predecessor period from January 1, 2006 to August 15, 2006 and the Predecessor period from August 16, 2006 to December 31, 2006, respectively, and give effect to the Apollo Transactions and the Special Dividend as if they had occurred on January 1, 2006. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2007 is based on the historical consolidated statement of operations for the Predecessor period from January 1, 2007 to March 31, 2007 and gives effect to the Apollo Transactions and the Special Dividend as if they had occurred on January 1, 2007.

The summary unaudited pro forma condensed consolidated statement of operations data is for informational purposes only and does not purport to present what our results of operations would have been if the Apollo Transactions and the Special Dividend had occurred as of the date indicated, nor does it project our results of operations for any future period. Furthermore, this data does not reflect any additional costs necessary to become a stand-alone company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

	Pre-predecessor	Pro Forma(1) Pre-predecessor and Predecessor	Pro Forma Noranda Aluminum Holding Corporation	Pro Forma Predecessor	Successor
(in millions, except per share data)	As of and for the year ended December 31, 2005	As of and for the year ended December 31, 2006	As of and for the year ended December 31, 2007	As of and for the three months ended March 31, 2007	As of and for the three months ended March 31, 2008
Statement of Operations Data:
Sales	$1,026.4	$1,312.7	$1,395.1	$344.6	$300.3
Operating costs and expenses
Cost of sales	929.5	1,133.8	1,205.3	284.0	242.6
Selling, general and administrative expenses	23.8	40.1	56.5	8.6	16.4
Other charges (recoveries), net	1.6	(0.6)	(0.5)	—	(0.1)

	954.9	1,173.3	1,261.3	292.6	258.9

Operating income	71.5	139.4	133.8	52.0	41.4
Other expenses (income)
Interest expense, net	28.5	112.7	109.0	28.1	24.2
(Gain) loss on derivative instruments and hedging activities	(7.9)	22.0	44.1	1.3	(5.6)
Equity in net income of investments in affiliates	(9.8)	(9.2)	(11.5)	(1.9)	(2.6)
Other, net	0.6	—	—	—	(0.5)

Income (loss) from continuing operations before income taxes	60.1	13.9	(7.8)	24.5	25.9
Income tax expense (benefit)	18.6	0.8	1.7	17.3	8.7

Income from continuing operations	41.5	13.1	(9.5)	7.2	17.2
Discontinued operations, net of tax effects	8.8	—	—	—	—

Net income (loss) for the period	$50.3	$13.1	$(9.5)	$7.2	$17.2

Net income (loss) per share(3)
Basic					$0.79
Diluted					$0.79
Weighted-average shares outstanding
Basic					21.65
Diluted					21.82
Cash dividends declared per common share					$—
Balance Sheet Data(6):
Cash and cash equivalents	$1.4	$40.5	$75.6		$148.2
Property, plant and equipment, net	$528.7	$672.8	$657.8		$635.0
Total assets	$988.1	$1,616.7	$1,650.5		$1,708.6
Long-term debt (including current portion)(4)	$252.0	$160.0	$1,151.7		$1,151.7
Common stock subject to redemption	$—	$—	$—		$2.0
Shareholders’ equity (deficiency)	$472.3	$1,008.5	$(0.1)		$(133.2)
Working capital(5)	$127.5	$201.7	$211.5		$185.5
Cash Flow Data(6):
Operating activities	$57.2	$189.7	$202.0	$43.3	$78.6
Investing activities	$(17.8)	$(52.3)	$(1,192.6)	$(6.2)	$(8.1)
Financing activities	$(41.1)	$(98.2)	$1,028.8	$5.8	$2.1
Financial and Other Data:
EBITDA(7,10)		$252.6	$214.0	$80.7	$74.7
Adjusted EBITDA(7,10)		$296.3	$309.3	$92.5	$84.7
Average realized Midwest transaction price(8)	$0.91	$1.20	$1.23	$1.31	$1.22
Net cash cost for primary aluminum (per pound shipped)(9)		$0.72	$0.75	$0.75	$0.72
Shipments (pounds in millions)
Upstream
External customers	502.7	496.5	523.4	133.4	122.4
Intersegment	43.5	58.5	31.2	10.8	22.4

Total	546.2	555.0	554.6	144.2	144.8
Downstream	392.2	409.3	371.6 (2)	87.8 (2)	85.8

	Pre- predecessor	Predecessor	Predecessor	Successor
(in millions, except per share data)	Period from January 1, 2006 to August 15, 2006	Period from August 16, 2006 to December 31, 2006 and as of December 31, 2006	Period from January 1, 2007 to May 17, 2007	Period from May 18, 2007 to December 31, 2007 and as of December 31, 2007
Statement of Operations Data:
Sales	$816.0	$496.7	$527.7	$867.4
Operating costs and expenses
Cost of sales	660.6	409.0	424.5	768.0
Selling, general and administrative expenses	23.9	14.0	16.8	39.2
Other (recoveries) charges, net	(0.1)	(0.5)	—	(0.5)

	684.4	422.5	441.3	806.7

Operating income	131.6	74.2	86.4	60.7
Other expenses (income)
Interest expense, net	12.7	6.4	6.2	67.2
Loss (gain) on derivative instruments and hedging activities	16.6	5.4	56.6	(12.5)
Equity in net income of investments in affiliates	(8.3)	(3.2)	(4.3)	(7.3)

Income before income taxes	110.6	65.6	27.9	13.3
Income tax expense	38.7	23.6	13.6	5.1

Net income for the period	$71.9	$42.0	$14.3	$8.2

Net income per share(3)
Basic				$0.38
Diluted				$0.38
Weighted-average shares outstanding
Basic				21.60
Diluted				21.67
Cash dividends declared per common share				$10.0
Balance sheet data:
Cash and cash equivalents		$40.5		$75.6
Property, plant and equipment, net		$672.8		$657.8
Total assets		$1,616.7		$1,650.5
Long-term debt (including current portion)(4)		$160.0		$1,151.7
Shareholders’ equity (deficiency)		$1,008.5		$(0.1)
Working capital(5)		$201.7		$211.5
Cash flow data:
Operating activities	$81.9	$107.8	$41.2	$160.8
Investing activities	$(20.5)	$(31.8)	$5.1	$(1,197.7)
Financing activities	$(37.7)	$(60.5)	$(83.7)	$1,112.5
Financial and other data:
EBITDA(7,10)	$147.6	$105.0	$63.8	$150.2
Shipments (pounds in millions)
Upstream
External customers	308.8	187.7	202.3	321.1
Intersegment	36.3	22.2	12.1	19.1

Total	345.1	209.9	214.4	340.2
Downstream	259.1	150.2	135.6 (2)	236.0 (2)

(1)	See “Selected Historical Consolidated Financial Data.”
(2)	Excludes shipments related to brokered metal sales.
(3)	Net income (loss) per share is not presented for the Pre-predecessor and Predecessor periods because Noranda was a wholly owned subsidiary during those periods.
(4)	Long-term debt includes long-term debt due to related parties and to third parties, including current installments of long-term debt. For the Successor period long-term debt does not include issued and undrawn letters of credit under the existing $250.0 million revolving credit facility.
(5)	Working capital is defined as current assets net of current liabilities.
(6)	Cash flow data presented for the twelve months ended December 31, 2006 and 2007 calculated as the aggregate of the Pre-predecessor and Predecessor periods and the Predecessor and Successor periods, respectively. Balance sheet data presented is based on historical balance sheets as of the periods presented.
(7)	EBITDA represents net income before income taxes, net interest expense and depreciation and amortization. We have provided EBITDA herein because we believe it provides investors with additional information to measure our performance. We use EBITDA as one criterion for evaluating our performance relative to our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

Adjusted EBITDA, as presented herein and in accordance with our debt agreements, is EBITDA adjusted to eliminate management fees to related parties, certain charges related to the use of purchase accounting and other non-cash income or expenses, which are calculated under our credit documents and the indentures governing our notes. Our credit documents and the indentures governing the notes require us to meet or exceed specified minimum financial performance thresholds, some of which require the calculation of Adjusted EBITDA, in order to consummate certain acts, such as acquisitions, declaring or paying dividends and incurring additional indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenants Compliance.” We have provided Adjusted EBITDA herein because we believe it provides investors with additional information to evaluate our ability to meet debt covenants and incur additional debt. EBITDA and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles, or GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. EBITDA and Adjusted EBITDA should not be considered in isolation from or as alternatives to net income, income from continuing operations, operating income or any other performance measures derived in accordance with GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

For example, EBITDA excludes certain tax payments that may represent a reduction in cash available to us; does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; does not reflect capital cash expenditures, future requirements for capital expenditures or contractual commitments; does not reflect changes in, or cash requirements for, our working capital needs; and does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness. Adjusted EBITDA, in addition to the adjustments set forth under EBITDA above, includes incremental stand-alone costs and adds back non-cash derivative gains and losses, non-recurring natural gas contract losses and certain other non-cash charges that are deducted in calculating net income. However, these are expenses that may recur, vary greatly and are difficult to predict. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes. You should not consider our EBITDA or Adjusted EBITDA as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of our cash flows or as a measure of liquidity.
(8)	The price for primary aluminum consists of two components: the price quoted for primary aluminum ingot on the LME and the Midwest transaction premium, a premium to LME price reflecting domestic market dynamics as well as the cost of shipping and warehousing, the sum of which is known as the Midwest transaction price, or MWTP. As approximately 80% of our value-added products are sold at the prior month’s MWTP, we calculate a “realized” MWTP which reflects the specific pricing of sale transactions in each period.

(9)	Unit net cash cost for primary aluminum per pound represents our net cash costs of producing commodity grade aluminum as priced on the LME plus the Midwest premium. We have provided unit net cash cost per pound of aluminum shipped because we believe it provides investors with additional information to measure our operating performance. Using this metric, investors are able to assess the prevailing LME price plus Midwest premium per pound versus our unit net costs per pound shipped. Unit net cash cost per pound is positively or negatively impacted by changes in production and sales volumes, natural gas and oil related costs, seasonality in our electrical contract rates, and increases or decreases in other production related costs.

Unit net cash costs is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures used by other companies in our industry. Unit net cash costs per pound shipped should not be considered in isolation from or as an alternative to any performance measures derived in accordance with U.S. GAAP. Unit net cash costs per pound shipped has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results under U.S. GAAP.

The following table summarizes the unit net cash costs for primary aluminum for the upstream segment for the periods presented:

	Year ended December 31, 2006	Year ended December 31, 2007	Three months ended March 31, 2007	Three months ended March 31, 2008
	$	$	$	$
Total cash cost (in millions)	399.6	418.1	107.7	103.9
Total shipments (pounds in millions)	555.0	554.6	144.2	144.8

Net cash cost for primary aluminum	0.72	0.75	0.75	0.72

The following table reconciles the upstream segment’s cost of sales to the total cash cost for the periods presented (in millions):

	Year ended December 31, 2006	Year ended December 31, 2007	Three months ended March 31, 2007	Three months ended March 31, 2008
	$	$	$	$
Upstream cost of sales	430.1	521.9	124.6	108.5
Downstream cost of sales	639.5	670.6	151.0	134.1

Total cost of sales	1,069.6	1,192.5	275.6	242.6

Pro forma adjustments	64.2	12.8	8.4	—

Pro forma cost of sales	1,133.8	1,205.3	284.0	242.6

Upstream cost of sales	430.1	521.9	124.6	108.5
LIFO and lower of cost or market adjustments(a)	(8.1)	1.8	(5.9)	(4.3)
Fabrication premium(b)	(47.3)	(45.4)	(12.1)	(11.4)
Depreciation expense—upstream	(41.0)	(72.0)	(13.7)	(17.6)
Joint ventures impact(c)	(22.3)	(22.2)	(5.1)	(4.9)
Selling, general and administrative expenses(d)	12.5	12.1	3.0	3.3
Intersegment eliminations(e)	75.7	21.9	16.9	30.3

Total cash cost	399.6	418.1	107.7	103.9

(a)	Reflects the conversion from LIFO to FIFO method of inventory costing, including removing the effects of the purchase accounting basis adjustment for inventory, and removing the effects of adjustments to reflect the lower of cost, adjusted for purchase accounting, or market value.

(b)	Our value-added products, such as billet, rod and foundry, earn a fabrication premium over MWTP. To allow comparison of our upstream per unit costs to the MWTP, we exclude the fabrication premium in determining cash costs.

(c)	Our upstream business is fully integrated from bauxite mined by St. Ann to alumina produced by Gramercy to primary aluminum metal manufactured by our aluminum smelter in New Madrid, Missouri. To reflect the underlying economics of the vertically integrated upstream business, this adjustment reflects the favorable impact that third party joint venture sales have on our cash cost, for the following aggregated periods:

	Aggregated Pre-predecessor and Predecessor	Aggregated Predecessor and Successor	Predecessor	Successor
(in millions)	Year ended December 31, 2006	Year ended December 31, 2007	Three months ended March 31, 2007	Three months ended March 31, 2008
Equity in net income of investments in affiliates	$11.5	$11.6	$2.0	$2.6
Depreciation and amortization not reflected in cost of sales	6.2	7.7	2.3	1.8
Net tax expense	3.6	3.2	0.9	0.5
Interest income	(0.3)	(0.3)	(0.1)	—
Non-cash purchase accounting adjustments	1.3	—	—	—

Total impact of joint ventures	$22.3	$22.2	$5.1	$4.9

(d)	Represents certain selling, general and administrative costs which management believes are a component of cash costs, but which are not included in cost of goods.

(e)	Reflects the cost of sales associated with transfers from upstream to downstream, as those costs are reflected in downstream cost of sales.

(10)	The following tables reconcile net income to EBITDA and Adjusted EBITDA for the periods presented, in accordance with our credit documents and the indentures governing our notes. All of the following adjustments are specified by our credit documents and the indentures governing our notes, which also require the calculation of Adjusted EBITDA for the last twelve months. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

	Pre- predecessor	Predecessor	Aggregated Pre- predecessor and Predecessor	Predecessor	Successor	Aggregated Predecessor and Successor	Aggregated Predecessor and Successor	Predecessor	Successor
(in millions)	Period from January 1, 2006 to August 15, 2006	Period from August 16, 2006 to December 31, 2006	Year ended December 31, 2006	Period from January 1, 2007 to May 17, 2007	Period from May 18, 2007 to December 31, 2007	Year ended December 31, 2007	Last twelve months ended March 31, 2008	Three months ended March 31, 2007	Three months ended March 31, 2008
Net income	$71.9	$42.0	$113.9	$14.3	$8.2	$22.5	$9.9	$29.8	$17.2
Income taxes	38.7	23.6	62.3	13.6	5.1	18.7	(1.1)	28.5	8.7
Interest expense, net	12.7	6.4	19.1	6.2	67.2	73.4	94.5	3.1	24.2
Depreciation and amortization	24.3	33.0	57.3	29.7	69.7	99.4	104.7	19.3	24.6

EBITDA	$147.6	$105.0	$252.6	$63.8	$150.2	$214.0	$208.0	$80.7	$74.7

Joint venture EBITDA(a)			13.2			15.3	14.9	4.3	3.9
LIFO expense(b)			5.7			(5.6)	4.7	7.3	17.6
LCM adjustment(c)			—			14.3	—	—	(14.3)
Non-cash derivative gains and losses(d)			7.5			54.0	50.9	1.3	(1.8)
Non-recurring natural gas losses(e)			14.6			—	—	—	—
Incremental stand-alone costs(f)			(4.5)			(2.7)	(1.1)	(1.6)	—
Employee compensation items(g)			2.6			10.4	10.5	—	0.1
Other items, net(h)			4.6			9.6	13.6	0.5	4.5

Adjusted EBITDA			$296.3			$309.3	$301.5	$92.5	$84.7

(a)	Our upstream business is fully integrated from bauxite mined by St. Ann to alumina produced by Gramercy to primary aluminum metal manufactured by our aluminum smelter in New Madrid, Missouri. Our reported EBITDA includes 50% of the net income of Gramercy and St. Ann, based on transfer prices that are generally in excess of the actual costs incurred by the joint venture operations. To reflect the underlying economics of the vertically integrated upstream business, this adjustment eliminates the following components of equity income to reflect 50% of the EBITDA of the joint ventures, for the following aggregated periods:

	Aggregated Pre-predecessor and Predecessor	Aggregated Predecessor and Successor	Aggregated Predecessor and Successor	Predecessor	Successor
(in millions)	Year ended December 31, 2006	Year ended December 31, 2007	Last twelve months ended March 31, 2008	Three months ended March 31, 2007	Three months ended March 31, 2008
Depreciation and amortization	$8.6	$12.4	$12.3	$3.5	$3.4
Net tax expense	3.6	3.2	2.8	0.9	0.5
Interest income	(0.3)	(0.3)	(0.2)	(0.1)	—
Non-cash purchase accounting adjustments	1.3	—	—	—	—

Total joint venture EBITDA adjustments	$13.2	$15.3	$14.9	$4.3	$3.9

(b)	We use the LIFO method of inventory accounting for financial reporting and tax purposes. To achieve better matching of revenues and expenses, particularly in the downstream business where customer LME pricing terms generally correspond to the timing of primary aluminum purchases, this adjustment restates EBITDA to the FIFO method of inventory accounting by eliminating the LIFO expenses related to inventory held at the smelter and downstream facilities. The adjustment also includes non-cash charges relating to inventories that have been revalued at fair value at the date of the Xstrata Acquisition and Apollo Acquisition and recorded in cost of sales during the periods presented resulting from the sales of inventories.
(c)	Reflects adjustments to reduce inventory to the lower of cost, adjusted for purchase accounting, to market value.
(d)	We use derivative financial instruments to mitigate effects of fluctuations in aluminum and natural gas prices. We do not enter into derivative financial instruments for trading purposes. This adjustment eliminates the non-cash gains and losses resulting from fair market value changes of aluminum swaps. These amounts are net of the following cash settlements:

Successor
Three months ended March 31, 2008
Aluminum swaps—fixed price	$3,315
Aluminum swaps—variable price	485
Interest rate swaps	—

Total	$3,800

(e)	During 2006, as mandated by Falconbridge Limited, we entered into natural gas swaps for the period between April and December 2006 in response to rising natural gas costs at the end of 2005. Natural gas prices, however, decreased in 2006, and as a result, we generated losses on the natural gas swaps. Our credit agreements provide for the exclusion of losses incurred from those natural gas swaps.

(f)	Reflects (i) the incremental insurance, audit and other administrative costs on a stand-alone basis, net of certain corporate overheads allocated by the former parent that we no longer expect to incur on a go-forward basis and (ii) the elimination of income from administrative and treasury services provided to Noranda Aluminum, Inc.’s former parent and its affiliates that are no longer provided.
(g)	Represents stock compensation expense, repricing of stock options and bonus payments.
(h)	Represents the elimination of non-cash and non-recurring items such as advisory fees paid in relation to our acquisition and the registration of the exchange notes, gains and losses from disposal of assets, non-recurring insurance recoveries, non-cash pension expenses, losses relating to GCA Leasing Holding, Inc., an entity retained by Xstrata in connection with the Apollo Transactions, and the annual management fees to Apollo. Upon the consummation of this offering, Apollo expects to terminate the Management Agreement. See “Certain Relationships and Related Party Transactions—Apollo Management Agreement and Transaction Fee.”

The following table reconciles cash flow from operating activities to Adjusted EBITDA for the periods presented:

	Aggregated Pre- predecessor and Predecessor	Aggregated Predecessor and Successor	Aggregated Predecessor and Successor	Predecessor	Successor
(In millions)	Year ended December 31, 2006	Year ended December 31, 2007	Last twelve months ended March 31, 2008	Three months ended March 31, 2007	Three months ended March 31, 2008
	$	$	$	$	$
Cash flow from operating activities	189.7	202.0	237.3	43.3	78.6
Loss (gain) on disposal of property, plant and equipment	(0.6)	(0.5)	(0.9)	(0.1)	(0.5)
Net cash loss (gain) on derivative instruments and hedging activities	—	9.9	10.0	(0.1)	—
Equity in net income of investments in affiliates	11.5	11.6	12.3	2.0	2.7
Changes in deferred charges and other assets	11.8	8.4	17.0	(12.7)	(4.1)
Changes in pension and other long-term liabilities	(9.1)	0.6	2.6	(3.4)	(1.4)
Changes in assets and liabilities, net	34.1	(61.7)	(90.8)	(7.2)	(36.3)
Income taxes	22.1	35.5	(10.5)	57.1	11.1
Interest expense, net	17.8	66.0	85.8	3.1	22.9
Joint venture EBITDA (a)	13.2	15.3	14.9	4.3	3.9
LIFO expense (b)	5.7	(5.6)	4.7	7.3	17.6
LCM adjustment (c)	—	14.3	—	—	(14.3)
Incremental stand-alone costs (d)	(4.5)	(2.7)	(1.1)	(1.6)	—
Employee compensation items (e)	—	6.6	6.6	—	—
Other items, net (f)	4.6	9.6	13.6	0.5	4.5

Adjusted EBITDA	296.3	309.3	301.5	92.5	84.7

(a)

Our upstream business is fully integrated from bauxite mined by St. Ann to alumina produced by Gramercy to primary aluminum metal manufactured by our aluminum smelter in New Madrid, Missouri. Our reported EBITDA includes 50% of the net income of Gramercy and St. Ann, based on transfer prices that are generally in excess of the actual costs incurred by the joint venture operations. To reflect the underlying economics of the vertically integrated upstream business, this adjustment eliminates the following components of equity income to reflect 50% of the EBITDA of the joint ventures, for the following aggregated periods:

	Aggregated Pre- predecessor and Predecessor	Aggregated Predecessor and Successor	Aggregated Predecessor and Successor	Predecessor	Successor
	Year ended December 31, 2006	Year ended December 31, 2007	Last twelve months ended March 31, 2008	Three months ended March 31, 2007	Three months ended March 31, 2008
	$	$	$	$	$
Depreciation and amortization	8.6	12.4	12.3	3.5	3.4
Net tax expense	3.6	3.2	2.8	0.9	0.5
Interest income	(0.3)	(0.3)	(0.2)	(0.1)	—
Non-cash purchase accounting adjustments	1.3	—	—	—	—

Total joint venture EBITDA adjustments	13.2	15.3	14.9	4.3	3.9

(b)	We use the LIFO method of inventory accounting for financial reporting and tax purposes. To achieve better matching of revenues and expenses, particularly in the downstream business where customer LME pricing terms generally correspond to the timing of primary aluminum purchases, this adjustment restates EBITDA to the FIFO method of inventory accounting by eliminating the LIFO expenses related to inventory held at the smelter and downstream facilities. The adjustment also includes non-cash charges relating to inventories that have been revalued at fair value at the date of the Xstrata Acquisition and Apollo Acquisition and recorded in cost of sales during the periods presented resulting from the sales of inventories.

(c)	Reflects adjustments to reduce inventory to the lower of cost, adjusted for purchase accounting, to market value.

(d)	Reflects (i) the incremental insurance, audit and other administrative costs on a stand-alone basis, net of certain corporate overheads allocated by the former parent that we no longer expect to incur on a go-forward basis and (ii) the elimination of income from administrative and treasury services provided to Noranda Aluminum, Inc.’s former parent and its affiliates that are no longer provided.

(e)	Represents repricing of stock options and bonus payments.

(f)	Represents the elimination of non-cash and non-recurring items such as advisory fees paid in relation to our acquisition and the registration of the exchange notes, gains and losses from disposal of assets, non-recurring insurance recoveries, non-cash pension expenses, losses relating to GCA Leasing Holding, Inc., an entity retained by Xstrata in connection with the Apollo Transactions, and the annual management fees to Apollo. Upon the consummation of this offering, Apollo expects to terminate the Management Agreement. See “Certain Relationships and Related Party Transactions—Apollo Management Agreement and Transaction Fee.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock, or deciding whether you will or will not participate in this offering. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, results of operations or cash flows. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In such a case, you may lose part or all of your original investment.

Risks Related to Our Business

We have substantial indebtedness, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from servicing our debt.

We have substantial indebtedness. As of March 31, 2008, our total indebtedness was $1,151.7 million (net of unamortized discount of $2.0 million). Based on the amount of indebtedness outstanding and interest rates at March 31, 2008, our annualized cash interest expense is approximately $89.6 million, all of which represents interest expense on floating-rate obligations (and thus is subject to increase in the event interest rates were to rise). Of this amount, we have the right under the applicable indebtedness to pay approximately $68.1 million by issuing additional indebtedness rather than in cash. In the event we exercise such right, our debt will increase. Our subsidiaries’ ability to generate sufficient cash flow from operations to make scheduled payments on their and our debt depends on a range of economic, competitive and business factors, many of which are outside their and our control. Our subsidiaries’ inability to generate cash flow sufficient to satisfy their and our debt obligations, or to refinance their and our obligations on commercially reasonable terms, could materially and adversely affect our business, financial condition, results of operations or cash flows and could require us and our subsidiaries to do one or more of the following:

•	raise additional capital through debt or equity issuances or both;

•	cancel or scale back current and future business initiatives; or

•	sell businesses or properties.

Our and our subsidiaries’ substantial indebtedness could have important consequences, including:

•	making it more difficult for us to satisfy our obligations under our indebtedness;

•	limiting our ability to borrow money for our working capital, capital expenditures, debt service requirements or other corporate purposes;

•

requiring our subsidiaries to dedicate a substantial portion of their cash flow to payments on their and our indebtedness, which will reduce the amount of cash flow available for working capital, capital expenditures, product development and other corporate requirements;

•	increasing our vulnerability to general economic and industry conditions;

•	placing us at a competitive disadvantage to our less leveraged competitors;

•	limiting our ability to respond to business opportunities; and

•

subjecting us and our subsidiaries to restrictive covenants, which, if we and our subsidiaries fail to comply with these covenants, could result in an event of default under their and our debt which, if not cured or waived, could materially and adversely affect our business, financial condition, results of operations and cash flows.

Restrictive covenants under the indentures governing our notes and our existing senior secured credit facilities may adversely affect our operational flexibility.

The indentures governing our senior floating rate notes due 2015 issued by Noranda AcquisitionCo, which we refer to as the AcquisitionCo notes, and our senior floating rate notes due 2014 issued by Noranda HoldCo, which we refer to as the HoldCo notes and collectively with the AcquisitionCo notes as the notes, and our existing senior secured credit facilities contain, and any future indebtedness we incur may contain, a number of restrictive covenants that will impose significant operating and financial restrictions on us and our subsidiaries, including restrictions on our and our subsidiaries’ ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock;

•	make loans, capital expenditures, acquisitions or investments;

•	sell assets including stock of subsidiaries;

•	create or incur liens;

•	merge or consolidate with other companies or transfer all or substantially all of our assets;

•	enter into transactions with our affiliates; and

•	engage in certain business activities.

As a result of these covenants, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with the covenants contained in the existing senior secured credit facilities and the indentures governing the notes or any future indebtedness could result in an event of default under the existing senior secured credit facilities, the indentures governing the notes or the future indebtedness, which, if not cured or waived, could materially and adversely affect our business, financial condition, results of operations or cash flows. In the event of any default under the existing senior secured credit facilities, the indentures governing the notes or the future indebtedness, our and our subsidiaries’ debt holders and lenders:

•	will not be required to lend any additional amounts to us and our subsidiaries;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	may have the ability to require us to apply all of our available cash to repay these borrowings; or

•	may prevent us and our subsidiaries from making debt service payments under our and our subsidiaries’ other agreements, any of which could result in an event of default.

If the indebtedness under the existing senior secured credit facilities or our other indebtedness, including the notes, were to be accelerated, there can be no assurance that our and our subsidiaries’ assets would be sufficient to repay such indebtedness in full. See “Description of Certain Indebtedness.”

Despite our substantial indebtedness, we and our subsidiaries may still be able to incur significantly more debt. This could increase the risks associated with our substantial leverage, including our ability to service our indebtedness.

The indentures governing the notes and our existing senior secured credit facilities contain restrictions on our and/or our subsidiaries’ ability to incur additional indebtedness. These restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we and our subsidiaries could incur significant additional indebtedness in the future, much of which could constitute secured or senior indebtedness. As of the date of this prospectus, Noranda AcquisitionCo had $246.1 million available for additional borrowing and potential letters of credit under the existing revolving credit facility, all of which would be secured. The more leveraged we and our subsidiaries become, the more we and our subsidiaries, and in turn our security holders, become exposed to the risks described above under “—We have substantial indebtedness, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from servicing our debt.”

Our variable-rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

Substantially all of our and our subsidiaries’ indebtedness, including the notes and borrowings under the existing senior secured credit facilities, are subject to variable rates of interest and expose us to interest rate risk. See “Description of Certain Indebtedness.” If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income, even though the amount borrowed remained the same. As of March 31, 2008, outstanding long term debt was $1,151.7 million. A 1% increase in the interest rate would increase our annual interest expense by $11.5 million, prior to any consideration of the impact of interest rate swaps.

Cyclical fluctuations in the primary aluminum industry cause variability in our earnings and cash flows.

Our operating results depend on the market for primary aluminum, which is a cyclical commodity with prices subject to worldwide market forces of supply and demand and other related factors such as speculative activities by market participants, production activities by competitors, political and economic conditions, as well as production costs in major production regions. In addition, a substantial increase in primary aluminum production capacity could further affect prices. Prices have been historically volatile. Over the past ten years, the average daily LME settlement price has ranged from a low of $0.52 per pound in 1999 to a high of $1.49 per pound in 2006. The average daily LME spot price was $0.86 per pound for the year ended December 31, 2005, $1.16 per pound for the year ended December 31, 2006 and $1.20 per pound for the year ended December 31, 2007. During the first five months of 2008, the LME price ranged from $1.07 to $1.44 per pound. Although we have entered into fixed price forward aluminum swaps to manage our exposure to the volatility of LME-based prices, we have hedged only 50% of our expected cumulative primary aluminum shipments through 2012. We also may terminate or restructure our current hedges or enter into new hedging arrangements in the future, which may not be beneficial, depending on subsequent LME price changes. Thus, primary aluminum prices could decline below historically high current levels, which could materially and adversely affect our business, financial condition, results of operations and cash flows. A prolonged downturn in prices for primary aluminum could significantly reduce the amount of cash available to us to meet our current obligations and fund our long-term business strategies. Conversely, if prices for primary aluminum increase, certain of our hedging transactions may limit our ability to take advantage of the increased prices.

A downturn in general economic conditions, as well as a downturn in the end-use markets for certain of our products, could materially and adversely affect our business, financial condition, results of operations and cash flows.

Historically, global supply and demand for primary aluminum have fluctuated in part due to general economic and market conditions in the United States and other major global economies, including China. In addition, certain end-use markets for our rolled products, such as the housing, construction and transportation industries, experience demand cycles that are highly correlated to the general economic environment. Economic downturns in regional and global economies or a decrease in manufacturing activity in industries such as construction, packaging and consumer goods, all of which are sensitive to a number of factors outside our control, could materially and adversely affect our business, financial condition, results of operations or cash flows.

Losses caused by disruptions in the supply of electrical power could materially and adversely affect our business, financial condition, results of operations or cash flows.

We are subject to losses associated with equipment shutdowns, which may be caused by the loss or interruption of electrical power to our facilities due to unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events. We use large amounts of electricity to produce primary aluminum, and any loss of power which causes an equipment shutdown can result in the hardening or “freezing” of molten aluminum in the pots where it is produced. If this occurs, we may experience significant losses if the pots are damaged and require repair or replacement, a process that could limit or shut down our production operations for a prolonged period of time. Although we maintain property and business interruption insurance to mitigate losses resulting from catastrophic events, we may be required to pay significant amounts under the deductible provisions of those insurance policies. In addition, our coverage may not be sufficient to cover all losses, or may not cover certain events. Certain of our insurance policies do not cover any losses we may incur if our suppliers are unable to provide us with power during periods of unusually high demand.

Our operations consume substantial amounts of energy and our profitability may decline if energy costs rise.

Electricity and natural gas are essential to our businesses, which are energy intensive. The costs of these resources can vary widely and unpredictably. The factors that affect our energy costs tend to be specific to each of our facilities. Electricity is a key cost component at our New Madrid smelter. New Madrid has a power purchase agreement with AmerenUE, pursuant to which New Madrid has agreed to purchase substantially all of its electricity through May 2020. AmerenUE must obtain the approval of the Missouri Public Service Commission to increase the rates that it charges. AmerenUE applied for a 12.1% rate increase and a fuel adjustment clause in April 2008 and we expect a ruling from the Missouri Public Service Commission not later than March 2009. Our electricity costs will increase if AmerenUE is successful in receiving any rate increase, the fuel adjustment clause or any combination of the two requests. If AmerenUE is fully successful in its rate increase request, New Madrid’s costs will increase by $15.5 million annually. An increase in our costs due to a fuel adjustment clause cannot be estimated at this time. Our electricity costs may increase further if AmerenUE applies for and is granted additional rate increases in the future. See “Business—Primary Metal—Upstream Business—Raw Materials and Supply” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Company Overview—Production Costs” for additional details.

Electricity is also a key cost component at our rolling mill facilities. We purchase virtually all of our electricity for our rolling mills under a fixed-price contract that may be terminated by the distributor at any time upon twelve months’ notice. If we are unable to obtain power at affordable rates upon termination of this contract, we may be forced to curtail or idle a portion of our production capacity, which would lower our revenues and adversely affect the profitability of our operations.

Natural gas is the largest cost component at our Gramercy refinery and a key cost component at our rolling mill facilities. Our Gramercy refinery has contracts to guarantee secure supply from two local suppliers at an index-based price. See “Business—Primary Metal—Upstream Business—Raw Materials and Supply” for additional details. Our downstream business purchases natural gas on the open market. The price of natural gas can be particularly volatile. As a result, our natural gas costs may fluctuate dramatically, and we may not be able to mitigate the effect of higher natural gas costs on our cost of sales. Any substantial increases in energy costs could cause our operating costs to increase and materially and adversely affect our financial condition, results of operations and cash flows. During the quarter ended March 31, 2008, average natural gas prices rose to $8.43 from $7.10 per million BTU compared to the quarter ended March 31, 2007. For 2007, our direct consumption of natural gas was 10.4 million BTUs.

Fuel is a substantial component of the cost structure at our St. Ann bauxite mine. These raw materials are generally linked to the price of oil. Our fuel costs may fluctuate, and we may not be able to mitigate the effect of higher fuel costs. Any increases in fuel costs could cause our operating costs to increase and materially and adversely affect our financial condition, results of operations and cash flows.

We may encounter increases in the cost of raw materials, which could cause our cost of goods sold to increase, thereby materially and adversely affecting our business, financial condition, results of operations or cash flows and limiting our operating flexibility.

We require substantial amounts of raw materials in our business, consisting principally of bauxite, alumina, primary aluminum, recycled aluminum and aluminum scrap. We receive alumina at cost plus freight from our Gramercy refinery. As costs increase at Gramercy, including natural gas prices, our cost of sales increases, which could materially and adversely affect our business, financial condition, results of operations or cash flows. Prices for the raw materials used by our downstream business, including primary aluminum, recycled aluminum and alloying elements, are subject to continuous volatility and may increase from time to time. Our sales are generally made on the basis of a “margin over metal price,” but if other raw material prices increase we may not be able to pass on the entire cost of the increases to our customers or offset fully the effects of high raw materials costs through productivity improvements, which could materially and adversely affect our business, financial condition, results of operations or cash flows. In addition, a sustained material increase in raw materials prices may cause some of our customers to substitute other materials for our products.

Our hedging activities may not be effective in reducing the variability of our revenues.

We have entered into derivative transactions related to a substantial portion of our expected primary aluminum shipment volumes through 2012, which enables us to receive a minimum price for such portion of our expected shipments. See “Description of Certain Indebtedness—The Aluminum Swaps.” If we do not undertake further hedging activities, we will continue to have price risk with respect to the unhedged portion of our primary aluminum shipments. In addition, our actual future shipment volumes may be higher or lower than we estimated. Further, the derivative instruments we utilize for our hedging activities are based on posted market prices for primary aluminum, which may differ from the prices that we realize in our operations. As a result of these factors, our hedging activities may be less effective than expected in reducing the economic variability of our future revenues. We have hedged only 50% of our expected cumulative primary aluminum shipments through 2012.

During the first quarter of 2008, we entered into additional hedges. These additional hedges, combined with changes in the LME price curve, caused our net derivative liability to increase by $246.7 million. This derivative liability reflects the present value of the difference between the current forward price curve for aluminum and the price of our aluminum hedges. At March 31, 2008, an average 10% increase in the aluminum prices applicable to the swaps results in an increase in the derivative liability of $181.6 million. We are under no obligation under our existing senior secured credit facilities, the notes or otherwise to maintain our existing hedging arrangements or to enter into further hedging arrangements. Future market prices for aluminum could decline materially, reducing our revenues and cash flows. For additional information regarding our hedging activities, see “Business—Commodity Risk Management.”

We face risks relating to our joint ventures that we do not entirely control.

Some of our activities are, and will in the future be, conducted through entities that we do not entirely control or wholly own. These entities include our Gramercy and St. Ann joint ventures. Risks we face in connection with these joint ventures include the following:

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Under the governing documents for these joint ventures, we do not solely determine certain key matters, such as the timing and amount of cash distributions from these entities or the terms on which they supply us with raw material. As a result, our ability to generate cash from and set supply terms with these entities may be more restricted than if they were wholly owned entities.

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We may be required to make cash contributions to the joint ventures on a regular basis in order to provide for their ongoing operational costs, maintenance capital expenditure and working capital needs. To the extent these needs exceed the joint ventures’ third-party revenues, we may be required to make a significant cash investment.

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The agreements governing the joint ventures contain restrictions on our ability to transfer our interest in the joint ventures, including a right of first refusal of our joint venture partner, a requirement that the transferee have a minimum level of tangible net worth and other requirements. Our joint venture partner consented to the Apollo Acquisition, so these restrictions were not triggered by the Apollo Acquisition, but they could be triggered by a future transaction involving the joint ventures.

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St. Ann pays the Government of Jamaica according to a negotiated fiscal structure with multiple components. St. Ann is currently in the process of negotiating revisions to this fiscal structure, which we expect will become effective January 1, 2009. See “The Business—Primary Metal—Upstream Business—St. Ann Bauxite Mine.” We expect the revisions to result in a net increase in our per pound net cash cost to produce primary aluminum. If this increase is substantial, it could materially and adversely affect our business, financial condition, results of operations and cash flows.

Approximately 50% of the bauxite mined at St. Ann is sold to a third party. Revenues from these sales reduce the net cost of bauxite to Gramercy. We are currently in discussions for a new contract of sale with this third-party purchaser. In the event we are unable to successfully arrange a new contract, the cost of our bauxite could increase, which could materially and adversely affect our business, financial condition, results of operations or cash flows.

We may be unable to continue to compete successfully in the highly competitive markets in which we operate.

We are engaged in a highly fragmented and competitive industry. We compete with a number of large, well-established companies in each of the markets in which we operate. Our upstream business competes with a large number of other value-added metals producers on an international, national, regional and local basis. We also compete, to a much lesser extent, with primary metals producers, who typically sell to very large customers requiring regular shipments of large volumes of metals. Our downstream business competes in the production and sale of rolled aluminum products with a number of other aluminum rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills. Aluminum also competes with other materials, such as steel, copper, plastics, composite materials and glass, among others, for various applications. In the past, for certain applications customers have demonstrated a willingness to substitute other materials for aluminum. In both businesses, some of our competitors are larger than us and have greater financial and technical resources than we do. These larger competitors may be better able to withstand reductions in price or other adverse industry or economic conditions. A current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing price. New competitors could emerge from within North America or globally, including China. If we do not compete successfully, our business, financial condition, results from operations and cash flows could be materially and adversely affected.

In addition, our downstream business competes with other rolled products suppliers, principally multi-purpose mills, on the basis of quality, price, timeliness of delivery, technological innovation and customer service. One primary competitive factor, particularly in the flat rolled business, is price. We may be required in the future to reduce fabrication prices or shift our production to products that generally yield lower fabrication prices in order to remain at full capacity, which could impact our level of profitability. In addition, technological innovation is important to our customers and if we are unable to lead or effectively meet new innovations to meet our customers’ needs, our financial performance could be materially and adversely impacted. Increased competition in any of our businesses could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Aluminum may become less competitive with alternative materials, which could reduce our share of industry sales, lower our selling prices and reduce our sales volumes.

Aluminum competes with other materials such as steel, copper, plastics, composite materials and glass for various applications. Higher aluminum prices relative to substitute materials tend to make aluminum products less competitive with these alternative materials. Environmental or other regulations may increase our costs and be passed on to our customers, making our products less competitive. The willingness of customers to accept aluminum substitutions, or the ability of large customers to exert leverage in the marketplace to affect pricing for fabricated aluminum products, could result in a reduced share of industry sales or reduced prices for our products and services, which could decrease revenues or reduce volumes, either of which could materially and adversely affect our business, financial condition, results of operations and cash flows.

If we were to lose order volumes from any of our largest customers, our revenues and cash flows could be reduced.

Our business is exposed to risks related to customer concentration. In 2007, our ten largest customers were responsible for 30% of our consolidated revenues. No one customer accounted for more than 5% of our consolidated revenues in 2007. A loss of order volumes from, or a loss of industry share by, any major customer could materially and adversely affect our financial condition and results of operations by lowering sales volumes, increasing costs and lowering profitability. In addition, our customers may become involved in bankruptcy or insolvency proceedings or default on their obligations to us. We currently provide no significant reserves for customer defaults.

We do not have long-term contractual arrangements with a significant majority of our customers, and our revenues and cash flows could be reduced if our customers switch their suppliers.

A significant majority of our customer contracts have a term of one year or less, although we have long-term relationships with many of our customers. Many of these customers purchase products and services from us on a purchase order basis and may choose not to continue to purchase our products and services. The loss of these customers or a significant reduction in their purchase orders could have a material and adverse impact on our sales volume and business, or cause us to reduce our prices, diminishing profitability.

Our business requires substantial capital investments that we may be unable to fulfill.

Our operations are capital intensive. Capital expenditures were $41.9 million and $41.6 million for 2007 and 2006, respectively, excluding our joint ventures. Including our joint ventures, capital expenditures were $52.3 million and $53.0 million for 2007 and 2006, respectively.

We may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures, service or refinance our indebtedness or fund other liquidity needs. If we are unable to make upgrades or purchase new plant and equipment, our business, financial condition, results of operations and cash flows could be materially and adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality and other competitive influences.

We may be materially and adversely affected by environmental, safety, production and product regulations or concerns.

Our operations are subject to a wide variety of U.S. federal, state, local and non-U.S. environmental laws and regulations, including those governing emissions to air, discharges to waters, the generation, use, storage, transportation, treatment and disposal of hazardous materials and wastes and employee health and safety matters. Compliance with environmental laws and regulations can be costly, and we have incurred and will continue to incur costs, including capital expenditures, to comply with these requirements. As these regulatory costs increase and are passed through to our customers, our products may become less competitive than other materials, which could reduce our sales. If we are unable to comply with environmental laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. In addition, environmental requirements change frequently and have tended to become more stringent over time. We cannot predict what environmental laws or regulations will be enacted or amended in the future, how existing or future laws or regulations will be interpreted or enforced, or the amount of future expenditures that may be required to comply with such laws or regulations. Our costs of compliance with current and future environmental requirements could materially and adversely affect our business, financial condition, results of operations and cash flows.

In addition, as an owner and operator of real property and a generator of hazardous waste, we may be subject to environmental cleanup liability, regardless of fault, pursuant to Superfund or analogous state or non-U.S. laws. Thus, we could incur substantial costs, including cleanup costs and costs arising from third-party property damage or personal injury claims, relating to environmental contamination at properties currently or formerly operated by us or at third-party sites at which wastes from our operations have been disposed. Contaminants have been discovered in the soil and/or groundwater at some of our facilities. The discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant liability. In addition, because we use or process hazardous substances in our operations, we may be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances.

Xstrata has agreed to indemnify us through May 2010 from certain environmental liabilities relating to Xstrata’s operation of the business. If Xstrata becomes unable to, or otherwise does not, comply with its indemnity obligations, or if certain environmental conditions or other liabilities for which we are obligated are not subject to indemnification, we could be subject to significant unforeseen liabilities.

Some of our facilities are located in areas that have been subject to natural disasters. Future natural disasters in these areas could damage our facilities and disrupt our operations.

Our aluminum smelter is located in New Madrid, Missouri on the banks of the Mississippi River and near the New Madrid fault line, in an area that may be subject to natural disasters such as floods, tornados and earthquakes. If such a disaster were to occur, it could damage the facility in question and disrupt our production of aluminum. Our bauxite mine is located in St. Ann, Jamaica and our refinery is located in Gramercy, Louisiana, areas that may be exposed to hurricanes. In addition, our other facilities may be subject to natural disasters. We maintain insurance to protect us from events that may be caused by floods, earthquakes, tornados and hurricanes in amounts that we believe are commercially reasonable and sufficient to protect our interests. There can be no assurance, however, that such insurance would be available on a timely basis or adequate to completely reimburse us for the losses that might be sustained or to provide funds for the reconstruction of the smelter or the bauxite mining assets, and in any event such insurance would not enable us to immediately reconstruct the smelter or bauxite mine to avoid a suspension or disruption of our business while reconstruction proceeded to completion or alternative sourcing was located. In addition, our hedging arrangements could require us to deliver aluminum even if we are unable to produce such aluminum, which could cause us to incur unexpected costs in purchasing aluminum on the open market.

Our business is subject to unplanned business interruptions which may adversely affect our performance.

The production of aluminum is subject to unplanned events such as accidents, supply interruptions, transportation interruptions, human error, mechanical failure and other contingencies. Operational malfunctions or interruptions at one or more of our facilities could cause substantial losses in our production capacity. For example, before we acquired Gramercy in 2004, an explosion in the refinery’s digestion system in July 1999 disrupted production for approximately two years, preventing deliveries of alumina from that operation. If such an event occurred today, we would need to purchase alumina in the open market to continue to run our smelter, which could materially and adversely affect our business, financial condition, results of operations and cash flows. Furthermore, our vertical integration may cause operational malfunctions or interruptions at an upstream facility to materially and adversely affect the performance or operation of our downstream facilities. Such interruptions may harm our reputation among actual and potential customers, potentially resulting in a loss of business. Although we maintain property and business interruption insurance to mitigate losses resulting from catastrophic events, we may be required to pay significant amounts under the deductible provisions of those insurance policies. In addition, our coverage may not be sufficient to cover all losses, or may not cover certain events. To the extent these losses are not covered by insurance, our financial condition, results of operations and cash flows could be materially and adversely affected.

We could experience labor disputes that disrupt our business.

Approximately 68% of our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. Collective bargaining agreements for all of our union employees expire within the next five years. A new collective bargaining agreement at our Newport rolling mill, where approximately 120 employees are represented by the International Association of Machinists, became effective on June 1, 2008. Two collective bargaining agreements at our St. Ann joint venture expired in 2007. Consistent with Jamaican labor practices, negotiations with each union are on-going as of the date of this prospectus. We recently experienced a brief work slowdown in connection with these negotiations.

Labor negotiations may not conclude successfully and, in that case, may result in a significant increase in the cost of labor or may break down and result in work stoppages or labor disturbances, disrupting our operations. Any such cost increases, stoppages or disturbances could materially and adversely affect our business, financial condition, results of operations or cash flows by limiting plant production, sales volumes and profitability.

Our operations have been and will continue to be exposed to various business and other risks, changes in conditions and events beyond our control in foreign countries.

We are, and will continue to be, subject to financial, political, economic and business risks in connection with our non-U.S. operations. We have made investments and carry on production activities outside the United States via our joint venture bauxite mining operations in St. Ann, Jamaica. In addition to the business risks inherent in operating outside the United States, economic conditions may be more volatile, legal and regulatory systems less developed and predictable and the possibility of various types of adverse governmental action more pronounced.

In addition, our revenues, expenses, cash flows and results of operations could be affected by actions in foreign countries that more generally affect the global market for primary aluminum, including inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labor problems. Our operations and the commercial markets for our products could also be materially and adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in countries engaged in the manufacture or consumption of aluminum products. Unexpected or uncontrollable events or circumstances in any of these markets could materially and adversely affect our business, financial condition, results of operations or cash flows.

The loss of certain members of our management may have an adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals possess sales, marketing, engineering, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers, our business, financial condition, results of operations and cash flows may be materially and adversely affected. Moreover, the market for qualified individuals may be highly competitive and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

Past and future acquisitions or divestitures may adversely affect our financial condition.

We have grown partly through the acquisition of other businesses, including our joint venture businesses acquired in 2004. As part of our strategy, we may continue to pursue acquisitions, divestitures or strategic alliances, which may not be completed or, if completed, may not be ultimately beneficial to us. There are numerous risks commonly encountered in business combinations, including the risk that we may not be able to complete a transaction that has been announced, effectively integrate businesses acquired or generate the cost savings and synergies anticipated. Failure to do so could materially and adversely affect our business, financial condition, results of operations or cash flows.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance, but such insurance does not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental compliance or remediation. In addition, from time to time, various types of insurance for companies in our industries have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Neither our historical nor our pro forma financial information may be representative of results we would have achieved as an independent company or our future results.

Certain of the historical financial information we have included in this prospectus has been derived from Noranda Aluminum, Inc.’s predecessor and pre-predecessor consolidated financial statements and does not necessarily reflect what our results of operations, financial position or cash flows would have been had we been an independent company during the periods presented. For this reason, as well as the inherent uncertainties of our business, the historical financial information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Although our pro forma adjustments reflect certain changes that have occurred in our capital and cost structure as a result of our separation from Xstrata, the subsequent acquisition by Apollo and other adjustments, they do not necessarily indicate the actual changes in capital and cost structure that may follow from our separation from Xstrata, the subsequent acquisition by Apollo and as we operate as an independent company.

We previously have identified a material weakness in our internal controls over financial reporting. If we fail to achieve and maintain effective internal controls or if additional material weaknesses are detected, our business could be materially and adversely affected.

In connection with the completion of the December 31, 2007 financial statement audit, our auditors identified post-close adjustments resulting from deficiencies in our internal control over financial reporting, which our auditors described in a letter dated April 9, 2008 as a material weakness under standards established by the Public Company Accounting Oversight Board (United States), or PCAOB. The PCAOB defines a material weakness as a single deficiency, or a combination of deficiencies, that result in a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected by our internal controls over financial reporting on a timely basis. The material weakness principally related to adjustments associated with previously reported improperly recorded revenue from bill and hold transactions in 2006 and 2007 and improperly classified metal sales in 2007. These adjustments are reflected in our consolidated financial statements contained elsewhere in this prospectus.

In connection with the completion of the December 31, 2006 financial statement audit, our auditors identified post-close adjustments resulting from deficiencies in our internal control over financial reporting, which our auditors described in a letter dated March 21, 2007, as a material weakness under standards established by the American Institute of Certified Public Accountants, or AICPA. The AICPA defines a material weakness as a single deficiency, or a combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or deterred by our internal controls. The material weakness principally related to an improperly deferred loss on natural gas hedging activities and an error in LIFO inventory reserve calculation in the financial information submitted by certain reporting units that form part of the consolidated financial statements. Adjustments related to these items are reflected in the December 31, 2006 consolidated financial statements contained elsewhere in this prospectus.

We will be required to comply with the internal control reporting requirements mandated by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, for the fiscal year ending December 31, 2009. We are in the process of documenting and testing our internal control procedures in order to enable us to satisfy the requirements of Section 404 on a stand-alone basis by December 31, 2009. As a stand-alone entity, certain adjustments to our internal control procedures are required. This process may be time-consuming and costly. If we fail to achieve and maintain an effective internal control environment, it could have a material adverse effect on our business.

Beginning in the second half of 2007, we initiated the following activities aimed at addressing the material weakness discussed above:

•	engaged external consultants to assist management with the evaluation of process and structural improvements related to our internal controls;

•	expanded our Audit Committee to include two independent directors;

•	created an internal audit function and hired qualified internal audit personnel;

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added corporate resources related to accounting, financial reporting and information technology to provide for the proper selection and application of accounting policies, as well as timely detailed reviews and analyses of the information underlying the consolidated financial statements;

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reorganized our accounting, reporting and information technology team to better align reporting responsibilities and to improve the efficiency and effectiveness of our financial reporting and review process; and

•	made improvements in our information systems and reports used to support our financial reporting and review process.

We believe the corrective actions described above remedied the identified material weakness described above and have improved both our disclosure controls and procedures and internal control over financial reporting. However, these controls have not been tested as extensively as required for annual evaluation under Section 404. We continue to recruit additional corporate and internal audit resources and to improve our organizational structure and information systems. Additional measures may be necessary and the measures we have taken and expect to take to improve our internal controls may not be sufficient to address the issues identified, to ensure that our internal controls are effective or to ensure that such material weakness or other material weaknesses would not result in a material misstatement of our annual or interim financial statements. The company expects to continue to undertake activities to improve its internal control over financial reporting until management is able to conclude such controls are effective.

In addition, we may identify additional material weaknesses or significant deficiencies in the future. If we are unable to correct deficiencies in internal controls in a timely manner or discover additional material weaknesses or significant deficiencies, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the Securities and Exchange Commission, or SEC, and to prevent fraud, will be adversely affected, and our financial statements could prove unreliable. In addition, the discovery of further material weaknesses or significant deficiencies could require the restatement of prior period operating results. Any of the foregoing could negatively affect the market price and trading liquidity of the notes or the market price of common stock, result in a breach of the covenants under our debt agreements, cause investors to lose confidence in our reported financial information, subject us to regulatory investigations and penalties and generally materially and adversely impact our business, financial condition, results of operations or cash flows.

Risks Related to an Investment in our Common Stock and this Offering

There is no existing market for our common stock and we do not know if one will develop, which could impede your ability to sell your shares and depress the market price of our common stock.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in Noranda will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	the price outlook for aluminum;

•	our quarterly or annual earnings or those of other companies in our industry;

•	conditions that impact demand for our products and services;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in government and environmental regulation;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	arrival and departure of key personnel;

•	the number of shares to be publicly traded after this offering;

•	sales of common stock by us or members of our management team; and

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changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with Noranda, and these fluctuations could materially reduce our share price.

Apollo controls us and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, our equity sponsor, Apollo, will beneficially own approximately     % of our common stock, assuming the underwriters do not exercise their over-allotment option. If the

underwriters exercise in full their over-allotment option, Apollo will beneficially own approximately     % of our common stock. As a result, Apollo has the power to elect all of our directors. Therefore, Apollo will have the ability to prevent any transaction that requires the approval of our Board of Directors or our stockholders, including the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets. In addition, following a reduction of the equity owned by Apollo to below 50% of our outstanding common stock, Apollo will retain the right to cause the Board of Directors to nominate a number of Apollo designees for the Board of Directors. Thus, Apollo will continue to be able to significantly influence or effectively control our decisions. See “Certain Relationships and Related Party Transactions—Amended and Restated Securityholders Agreement” and “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors.” So long as Apollo continues to own a significant amount of the outstanding shares of our common stock, even if such amount is less than 50%, Apollo will continue to be able to strongly influence or effectively control our decisions. See “—Our amended and restated certificate of incorporation will limit our ability to engage in many transactions without the consent of two-thirds of our directors.” The interests of Apollo could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of Noranda or impede a merger, takeover or other business combination which you as a stockholder may otherwise view favorably. Additionally, Apollo is in the business of making or advising on investments in companies and holds, and may from time to time in the future acquire, interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Apollo may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. Further, Apollo will realize substantial benefits from the sale of their shares in this offering. A sale of a substantial number of shares of stock in the future by funds affiliated with Apollo could cause our stock price to decline.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the closing of this offering, Apollo will continue to control a majority of our voting common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consists of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating/corporate governance and compensation committees consist entirely of independent directors and we will not be required to have an annual performance evaluation of the nominating/corporate governance and compensation committees. See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

You may not receive the intended level of dividends on our common stock or any dividends at all.

We currently intend to pay quarterly cash dividends on our common stock at an annual rate of $              per share. However, dividend payments are not mandatory or guaranteed, and our Board of Directors may never declare a dividend, decrease the level of dividends or entirely discontinue the payment of dividends. Your decision whether to purchase shares of our common stock should allow for the possibility that no dividends will be paid. You may not receive any dividends as a result of the following factors, among others:

•	we are not legally or contractually required to pay dividends;

•	our dividend policy could be modified or revoked at any time;

•

even if we do not modify or revoke our dividend policy, the actual amount of dividends distributed and the decision to make any distribution is entirely at the discretion of our Board of Directors and future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, business opportunities, provisions of applicable law and other factors that our Board of Directors may deem relevant;

•	the amount of dividends distributed is and will be subject to contractual restrictions under:

•	the indentures governing the notes;

•	the terms of the existing senior secured credit facilities;

•	the terms of any other outstanding indebtedness incurred by us or any of our subsidiaries after the completion of this offering; and

•	the amount of dividends distributed is subject to state law restrictions.

The terms of our existing senior secured credit facilities and the indentures governing our notes may restrict our ability to pay cash dividends on our common stock. We are prohibited from paying any cash dividend on our common stock unless we satisfy certain conditions. See “Description of Capital Stock—Common Stock” and “Description of Certain Indebtedness.” The existing senior secured credit facilities and the indentures governing the notes also include limitations on the ability of our subsidiaries to pay dividends to us. Furthermore, we will be permitted under the terms of our debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. The agreements governing our current and future indebtedness may not permit us to pay dividends on our common stock.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

Our amended and restated certificate of incorporation will authorize us to issue             shares of common stock, of which              shares will be outstanding upon consummation of this offering. This number includes              shares that we are selling in this offering, which will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, which we refer to throughout this prospectus as the Securities Act. The remaining              shares of our common stock outstanding, including the shares of common stock owned by Apollo and certain members of our management, will be restricted from immediate resale under the federal securities laws and the lock-up agreements between our current stockholders and the underwriters, but may be sold in the near future. See “Underwriting.” Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements. In addition, Apollo will have the ability to cause us to register the resale of their shares, and our management members who hold shares will have the ability to include their shares in the registration. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

Upon consummation of this offering, options to purchase              shares of our common stock will be outstanding under our Noranda 2007 Incentive Plan,              of which we expect will likely vest upon consummation of this offering, including Tranche B options that will vest upon consummation of this offering if, as we expect, such consummation causes the realization of a specified Investor internal rate of return. In addition, immediately following this offering, we intend to file a registration statement registering              shares of our common stock reserved for issuance under the Noranda 2007 Incentive Plan under the Securities Act.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of the Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our Board of Directors. These provisions include:

•	the ability of our Board of Directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval;

•	a classified Board of Directors;

•	the sole power of a majority of the Board of Directors to fix the number of directors;

•	limitations on the removal of directors;

•	the sole power of our Board of Directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•	the requirement of approval by two-thirds of the members of our Board of Directors under certain circumstances; and

•	advance notice requirements for nominating directors or introducing other business to be conducted at stockholder meetings.

The foregoing factors, as well as the significant common stock ownership by our equity sponsor, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock” and “—Our amended and restated certificate of incorporation will limit our ability to engage in many transactions without the consent of two-thirds of our directors.”

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue up to              shares of one or more series of preferred stock. Our Board of Directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock.

You will suffer an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

Prior investors have paid substantially less per share than the price in this offering. The initial offering price is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Accordingly, based on an assumed initial public offering price of $              per share (the midpoint of the range set forth on the cover page of this prospectus), purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $              per share in net tangible book value of the common stock. See “Dilution,” including the discussion of the effects on dilution from a change in the price of this offering.

Noranda HoldCo is a holding company and relies on dividends and other payments, advances and transfers of funds from its subsidiaries to meet its dividend and other obligations.

Noranda HoldCo has no direct operations and no significant assets other than ownership of 100% of the stock of Noranda AcquisitionCo, and its indirect ownership of 100% of Noranda Aluminum, Inc. Because Noranda HoldCo conducts its operations through its subsidiaries, Noranda HoldCo depends on those entities for dividends and other payments to generate the funds necessary to meet its financial obligations, and to pay any dividends with respect to our common stock. Legal and contractual restrictions in the existing senior secured credit facilities, the indentures governing the notes and other agreements governing current and future indebtedness of Noranda HoldCo’s subsidiaries, as well as the financial condition and operating requirements of Noranda HoldCo’s subsidiaries, may limit Noranda HoldCo’s ability to obtain cash from its subsidiaries. The earnings from, or other available assets of, Noranda HoldCo’s subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable Noranda HoldCo to pay any dividends on our common stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as cautionary statements, are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	our substantial indebtedness described in this prospectus, and the possibility that we may incur more indebtedness;

•	restrictive covenants in our indebtedness that may adversely affect our operational flexibility;

•	repayment of our debt is dependent on cash flow generated by our subsidiaries;

•	the cyclical nature of the aluminum industry and fluctuating commodity prices, which cause variability in our earnings and cash flows;

•	a downturn in general economic conditions, including changes in interest rates, as well as a downturn in the end-use markets for certain of our products;

•	losses caused by disruptions in the supply of electrical power;

•	fluctuations in the relative cost of certain raw materials and energy compared to the price of primary aluminum and aluminum rolled products;

•	the effectiveness of our hedging strategies in reducing the variability of our cash flows;

•	unexpected issues arising in connection with our joint ventures;

•	the effects of competition in our business lines;

•	the relative appeal of aluminum compared with alternative materials;

•	our ability to retain customers, a substantial number of which do not have long-term contractual arrangements with us;

•	our ability to fulfill our business’s substantial capital investment needs;

•	the cost of compliance with and liabilities under environmental, safety, production and product regulations;

•	natural disasters;

•	labor relations (i.e., disruptions, strikes or work stoppages) and labor costs, including at St. Ann where we are currently negotiating new labor contracts;

•	unexpected issues arising in connection with our operations outside of the United States;

•	our ability to retain key management personnel;

•	our expectations with respect to our acquisition activity, or difficulties encountered in connection with acquisitions, dispositions or similar transactions;

•	the ability of our insurance to cover fully our potential exposures; and

•	our lack of history as an independent company or financial statements that reflect operation as an independent company.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Accordingly, investors should not place undue reliance on those statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

All shares of our common stock are being sold by the selling stockholders. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

DIVIDEND POLICY

We intend to pay quarterly cash dividends on our common stock at an annual rate of $              per share. We intend to pay the first quarterly dividend on                     . However, there can be no assurance that we will declare or pay cash dividends in the anticipated amounts and frequency set forth in this prospectus, if at all. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our Board of Directors deems relevant. Under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In addition, the covenants of our existing senior secured credit facilities and the indentures governing the notes limit our ability to pay dividends on our common stock and limit the ability of our subsidiaries to pay dividends to us. See “Management’s Discussion and Analysis of Financial Condition—Contractual Obligations and Contingencies,” “Description of Certain Indebtedness,” and “Description of Capital Stock—Common Stock.”

On June 11, 2007, we declared a cash dividend of $216.1 million to our stockholders of record as of that date, which we paid on June 12, 2007, which we refer to in this prospectus as the Special Dividend. In connection with the payment of the Special Dividend, the options granted to Noranda’s employees were adjusted to reflect the dividend by reducing the exercise price thereof from $10 per share to $6 per share, and by paying each optionholder $6 per share in cash per option, an aggregate cash payment of $4.1 million.

On June 13, 2008, we declared and paid a cash dividend of $102.2 million or $4.70 per share to our stockholders of record as of that date, which we refer to in this prospectus as the 2008 Dividend. In connection with the payment of the 2008 Dividend, outstanding options for shares of Noranda common stock will be adjusted to reflect the dividend by reducing the exercise price thereof by $2.00 per share and by paying each optionholder $2.70 per share in cash per option, an aggregate cash payment of $2.8 million.

CAPITALIZATION

The following table sets forth cash and cash equivalents and capitalization as of March 31, 2008, on a historical basis, on a pro forma basis to give effect to payments made in connection with a cash dividend on June 13, 2008 and to this offering. This table should be read in conjunction with the audited consolidated financial statements, unaudited condensed consolidated financial statements, and the related notes, included elsewhere in this prospectus and “Use of Proceeds,” “Summary Historical and Unaudited Pro Forma Financial and Other Data,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition.”

	As of March 31, 2008
(in millions)	Historical	Pro Forma (1)	Pro Forma for this Offering
Cash and cash equivalents	$148.2	$43.2	$

Long-term debt:
Revolving credit facility	—	—
Term B Loan due 2014	$423.8	423.8	$
Senior Floating Rate Notes due 2015 issued by Noranda AcquisitionCo	510.0	510.0
Senior Floating Rate Notes due 2014 issued by Noranda HoldCo	217.9	217.9

Total debt, including current portion	1,151.7	1,151.7

Common stock subject to redemption	2.0	2.0
Shareholders’ equity (deficiency):
Common stock, $0.01 par value; million shares authorized, shares issued and outstanding, pro forma	0.2	0.2
Additional paid-in capital	11.9	0.1
Retained earnings (deficit)	17.2	(75.0)
Accumulated other comprehensive loss	(162.5)	(162.5)

Total shareholders’ equity (deficiency)	(133.2)	(237.2)

Total capitalization	$1,020.5	$916.5	$

(1)	Reflects a $104.0 million net reduction in capitalization resulting from $105.0 million in cash payments and a $1.0 million tax benefit. These cash payments include (i) $102.2 million associated with the declaration and payment of a $4.70 per share cash dividend and (ii) $2.8 million associated with the cash portion of a modification to outstanding stock options ($2.70 per option share payment to each optionholder). In addition to the cash portion of the modification, the exercise price of each option was reduced by $2.00 per share. The option modification is accounted for as a $2.9 million charge to compensation expense, with a tax benefit of $1.0 million. See page F-74 for further discussion.

Ownership and Organizational Structure

The following diagram sets forth our ownership and organizational structure as of immediately following the completion of this offering (ownership percentages are given assuming the underwriters do not exercise their over-allotment option).

Apollo
Management Participants
Public Shareholders
% common stock
% common stock
% common stock
Noranda Aluminum Holding Corporation(1)
$220.0 million Senior Floating Rate Notes due 2014
Guarantor of senior secured credit facility and AcquisitionCo notes
100%
Noranda Aluminum Acquisition Corporation
$393.5 million senior secured credit facility and $246.1 million available under senior secured revolving credit facility(2)
$510.0 million Senior Floating Rate Notes due 2015
100%
Noranda Intermediate Holding Corporation
100%
Noranda Aluminum, Inc.
100%
Norandal USA, Inc.
100%
Gramercy Alumina Holdings Inc.
Guarantors of senior secured credit facility and AcquisitionCo notes(3)
50%
St. Ann Bauxite Ltd (Jamaica) (50% Century)
50%
Gramercy Alumina LLC (50% Century)
49%
St. Ann Jamaica Bauxite Partners (Jamaica) (51% Jamaican Gov't)

(1) All entities formed in Delaware unless otherwise noted.

(2) Senior secured credit facility initially was comprised of a $500.0 million senior secured term credit facility and a $250.0 million senior secured revolving credit facility. On June 28, 2007, we voluntarily repaid $75.0 million of the senior secured credit facility and we mandatorily repaid an additional $30.3 million pursuant to the facility's cash flow swap provision in April 2008. The senior secured revolving credit facility is undrawn as of the date of this prospectus.

(3) Guarantors include each of the subsidiaries of Noranda Aluminum, Inc. that are guarantors of the senior secured credit facilities.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2007 is based on the historical consolidated statements of operations of the Predecessor period from January 1, 2007 to May 17, 2007 and the Successor period from May 18, 2007 to December 31, 2007 and gives effect to the Apollo Transactions and the Special Dividend as if they had occurred on January 1, 2007. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2007 is based on the historical consolidated statement of operations for the Predecessor period from January 1, 2007 to March 31, 2007 and gives the effect to the Apollo Transactions and the Special Dividend as if they had occurred on January 1, 2007. A pro forma balance sheet has not been presented as the Apollo Transactions and the Special Dividend are reflected in the Successor’s December 31, 2007 balance sheet, included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of operations includes pro forma adjustments that we believe are (i) directly attributable to the Apollo Transactions and the Special Dividend, (ii) factually supportable and (iii) expected to have a continuing impact on the consolidated results. Pro forma adjustments were made to reflect:

•	Changes in depreciation and amortization expenses resulting from fair value adjustments to net tangible and amortizable intangible assets;

•	Excluded historical debt and related interest not assumed as part of the Apollo Acquisition;

•	Transaction fees and debt issuance costs incurred as a result of the Apollo Transactions and the Special Dividend;

•	Increase in interest expense resulting from additional indebtedness incurred in connection with the Apollo Transactions and the Special Dividend;

•	Excluded intercompany income and expenses not acquired as part of the Apollo Acquisition;

•	Management fees which will be incurred as part of the Apollo Acquisition; and

•	The effect of income tax expense at Noranda’s statutory tax rate of the pro forma adjustments.

The Apollo Acquisition has been accounted for using the purchase method of accounting. The pro forma information presented, including allocations of purchase price, is based on estimates of the fair values of assets acquired and liabilities assumed in connection with the Apollo Acquisition.

We believe that the assumptions used to derive the unaudited pro forma condensed consolidated statement of operations are reasonable given the information available; however, such assumptions are subject to change and the effect of any such change could be material. The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and related notes of Noranda Aluminum, Inc. and Noranda HoldCo, included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statement of operations is presented for information purposes only and is not intended to represent or be indicative of the consolidated results of operations that we would have reported had the Apollo Transactions and the Special Dividend been completed for the periods presented, nor are they necessarily indicative of future results.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

(in millions, except per share data)

	Predecessor	Successor	Pro Forma adjustments		Pro Forma Noranda Aluminum Holding Corporation
	Period from January 1, 2007 to May 17, 2007(1)	Period from May 18, 2007 to December 31, 2007(1)			Year ended December 31, 2007
Sales	$527.7	$867.4	$—		$1,395.1
Operating costs and expenses
Cost of sales	424.5	768.0	12.8	(2)	1,205.3
Selling, general and administrative expenses	16.8	39.2	0.5	(3)	56.5
Other charges (recoveries), net	—	(0.5)	—		(0.5)

	441.3	806.7	13.3		1,261.3

Operating income	86.4	60.7	(13.3)		133.8

Other expenses (income)
Interest expense, (income) net
Parent and related party	7.2	—	(7.2	)(4)	—
Other	(1.0)	67.2	42.8	(5)	109.0
Loss (gain) on derivative instruments and hedging activities	56.6	(12.5)	—		44.1
Equity in net income of investments in affiliates	(4.3)	(7.3)	0.1	(6)	(11.5)

Total other expenses, net	58.5	47.4	35.7		141.6

Income (loss) before income taxes	27.9	13.3	(49.0)		(7.8)
Income tax expense (benefit)	13.6	5.1	(17.0	)(7)	1.7

Net income (loss)	$14.3	$8.2	$(32.0)		$(9.5)

Net income (loss) per share
Basic		$0.38
Diluted		$0.38
Weighted-average shares outstanding
Basic		21.60
Diluted		21.67

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

(1)	Represents the historical consolidated results of operations.

(2)	Reflects an increase of $12.5 million for the year ended December 31, 2007 of depreciation resulting from fair value adjustments to property, plant and equipment as a result of the Apollo Acquisition. The adjustment also reflects an increase of $0.3 million for the year ended December 31, 2007 resulting from the fair value adjustment to inventory as a result of the Apollo Acquisition.

(3)	Includes (i) an increase of $0.5 million for the year ended December 31, 2007 of amortization resulting from fair value adjustments to amortizable intangible assets as a result of the Apollo Acquisition.

(4)	Reflects the elimination of historical intercompany interest income and expenses, related to intercompany balances which were not acquired as part of the Apollo Acquisition.

(5)	Reflects the net effect of the increase in interest expense related to the additional indebtedness, incurred in the Apollo Transactions and the Special Dividend in the aggregate principal amount of $1,227.8 million, bearing interest at a weighted-average interest rate of 8.3%. The interest rates used for pro forma purposes are based on assumptions of the rates at the time of the acquisition. The adjustment assumes straight-line amortization of related deferred financing costs. A 0.125% change in the interest rates on our pro forma indebtedness would change our annual pro forma interest expense by $1.5 million.

(6)	Reflects an increase of amortization of excess of carrying value of investment over Noranda’s share of the investments’ underlying net assets resulting from the fair value adjustments to Noranda’s joint ventures as a result of the Apollo Acquisition.

(7)	Reflects the estimated tax effect of the pro forma adjustments at Noranda’s statutory tax rate.

The above unaudited pro forma condensed consolidated statement of operations does not adjust the write-off of deferred financing costs, which are included in the historical consolidated results of operations included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2007

(in millions)

	Predecessor	Pro Forma adjustments		Pro Forma Noranda Aluminum Holding Corporation
	Period from January 1, 2007 to March 31, 2007(1)			Three months ended March 31, 2007
Sales	$344.6	$—		$344.6
Operating costs and expenses
Cost of sales	275.6	8.4	(2)	284.0
Selling, general and administrative expenses	8.3	0.3	(3)	8.6
Other charges (recoveries), net	—	—		—

	283.9	8.7		292.6

Operating income	60.7	(8.7)		52.0

Other expenses (income)
Interest expense, (income) net
Parent and related party	3.1	(3.1	)(4)	—
Other	—	28.1	(5)	28.1
Loss (gain) on derivative instruments and hedging activities	1.3	—		1.3
Equity in net income of investments in affiliates	(2.0)	0.1	(6)	(1.9)

Total other expenses, net	2.4	25.1		27.5

Income (loss) before income taxes	58.3	(33.8)		24.5
Income tax expense (benefit)	28.5	(11.2	)(7)	17.3

Net income (loss)	$29.8	$(22.6)		$7.2

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS

(1)	Represents the historical consolidated results of operations.

(2)	Reflects an increase of $8.2 million for the three months ended March 31, 2007 of depreciation resulting from fair value adjustments to property, plant and equipment as a result of the Apollo Acquisition. The adjustment also reflects an increase of $0.2 million for the three months ended March 31, 2007 resulting from the fair value adjustment to inventory as a result of the Apollo Acquisition.

(3)	Reflects amortization resulting from fair value adjustments to amortizable intangible assets as a result of the Apollo Acquisition.

(4)	Reflects the elimination of historical intercompany interest income and expenses, related to intercompany balances which were not acquired as part of the Apollo Acquisition.

(5)	Reflects the net effect of the increase in interest expense related to the additional indebtedness, incurred in the Apollo Transactions and the Special Dividend bearing interest at a weighted-average interest rate of 8.3%. The interest rates used for pro forma purposes are based on assumptions of the rates at the time of the acquisition. The adjustment assumes straight-line amortization of related deferred financing costs.

(6)	Reflects an increase of amortization of excess of carrying value of investment over Noranda’s share of the investments’ underlying net assets resulting from the fair value adjustments to Noranda’s joint ventures as a result of the Apollo Acquisition.

(7)	Reflects the estimated tax effect of the pro forma adjustments at Noranda’s statutory tax rate.

The above unaudited pro forma condensed consolidated statement of operations does not adjust the write-off of deferred financing costs, which are included in the historical consolidated results of operations included elsewhere in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present our selected historical consolidated financial data. This information should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Consolidated Statement of Operations” and with the audited consolidated financial statements of Noranda Aluminum, Inc. and Noranda Aluminum Holding Corporation and their notes included elsewhere in this prospectus, as well as the other financial information included in this prospectus.

Noranda HoldCo, Noranda AcquisitionCo and Noranda Intermediate Holding Corporation are recently formed companies that did not engage in any business or other activities prior to the Apollo Acquisition except in connection with their formation, the Apollo Transactions and the Special Dividend described elsewhere in this prospectus. Accordingly, for the purposes of this prospectus, all financial and other information herein relating to periods prior to the completion of the Apollo Transactions and the Special Dividend is that of Noranda Aluminum, Inc.

The financial information for the period from January 1, 2006 to August 15, 2006 and as of and for the years ended as of December 31, 2003, 2004 and 2005 includes the results of operations, cash flows and financial condition for Noranda Aluminum, Inc. on a basis reflecting the historical carrying values of Noranda Aluminum, Inc. prior to the Xstrata Acquisition and is referred to as “Pre-predecessor.” The financial information for the periods from August 16, 2006 to December 31, 2006 and from January 1, 2007 to May 17, 2007, for the three months ended March 31, 2007 and as of December 31, 2006 includes the results of operations, cash flows and financial condition for Noranda Aluminum, Inc. on a basis reflecting the stepped-up values of Noranda Aluminum, Inc. prior to the Apollo Acquisition, but subsequent to the Xstrata Acquisition, and is referred to as “Predecessor.” The financial information for the period from May 18, 2007 to December 31, 2007, for the three months ended March 31, 2008, and as of December 31, 2007 and March 31, 2008 includes the results of operations, cash flows and financial condition for Noranda Aluminum Holding Corporation on a basis reflecting the impact of the purchase allocation of the Apollo Acquisition, and is referred to as “Successor.”

The consolidated statements of operations data for the year ended December 31, 2005, the periods from January 1, 2006 to August 15, 2006, from August 16, 2006 to December 31, 2006, from January 1, 2007 to May 17, 2007 and from May 18, 2007 to December 31, 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 2004 and the consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements which are not included in this prospectus. The consolidated statements of operations data for the year ended December 31, 2003 and the consolidated balance sheet data as of December 31, 2003 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus. The consolidated statements of operations data, cash flow data and balance sheet data for the three months ended and as of March 31, 2007 and 2008 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Management also has presented pro forma condensed consolidated statements of operations to reflect the consolidated results of operations of the Company as if the Apollo Acquisition had occurred on January 1, 2006. The unaudited pro forma condensed consolidated statements of operations include pro forma adjustments that we believe are (i) directly attributable to the Apollo Transactions and the Special Dividend, (ii) factually supportable and (iii) expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated statements of operations data for the years ended December 31, 2007 and December 31, 2006 are based on the historical consolidated statements of operations for the Predecessor for the period from January 1, 2007 to May 17, 2007 and the Successor for the period from May 18, 2007 to December 31, 2007 and the historical consolidated statements of operations for the Pre-predecessor period from January 1, 2006 to August 15, 2006 and the Predecessor period from August 16, 2006 to

December 31, 2006 and give effect to the Apollo Transactions and the Special Dividend as if they had occurred on January 1, 2006. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2007 is based on the historical consolidated statement of operations for the Predecessor period from January 1, 2007 to March 31, 2007 and gives effect to the Apollo Transactions and the Special Dividend as if they had occurred on January 1, 2007.

The following information should be read in conjunction with, and is qualified by reference to, our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and the notes included elsewhere in this prospectus, as well as the other financial information included in this prospectus.

	Pre-predecessor			Pro Forma Pre-predecessor and Predecessor	Pro Forma Predecessor and Successor	Pro Forma Predecessor	Successor
(in millions, except per share data)	For the year ended December 31, 2003	For the year ended December 31, 2004	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007	For the three months ended March 31, 2007	For the three months ended March 31, 2008
Statement of Operations Data:
Sales	$693.0	$919.1	$1,026.4	$1,312.7	$1,395.1	$344.6	$300.3
Operating costs and expenses
Cost of sales	662.4	829.5	929.5	1,133.8	1,205.3	284.0	242.6
Selling, general and administrative expenses	28.7	33.3	23.8	40.1	56.5	8.6	16.4
Other charges (recoveries), net	—	—	1.6	(0.6)	(0.5)	—	(0.1)

	691.1	862.8	954.9	1,173.3	1,261.3	292.6	258.9

Operating income	1.9	56.3	71.5	139.4	133.8	52.0	41.4
Other expenses (income)
Interest expense, net	33.6	27.3	28.5	112.7	109.0	28.1	24.2
(Gain) loss on derivative instruments and hedging activities	(3.3)	(0.5)	(7.9)	22.0	44.1	1.3	(5.6)
Gain on settlement of contract	—	(129.0)	—	—	—
Equity in net loss (income) of investments in affiliates	—	0.4	(9.8)	(9.2)	(11.5)	(1.9)	(2.6)
Other, net	(9.6)	12.6	0.6	—	—	—	(0.5)

(Loss) income from continuing operations before income taxes	(18.8)	145.5	60.1	13.9	(7.8)	24.5	25.9
Income tax expense	—	57.0	18.6	0.8	1.7	17.3	8.7

(Loss) income from continuing operations	(18.8)	88.5	41.5	13.1	(9.5)	7.2	17.2
Discontinued operations, net of tax effects	(32.8)	(65.7)	8.8	—	—	—	—

(Loss) income before cumulative effect of accounting change	(51.6)	22.8	50.3	13.1	(9.5)	7.2	17.2
Cumulative effect of accounting change, net of taxes	(2.0)	—	—	—	—	—	—

Net (loss) income for the period	$(53.6)	$22.8	$50.3	$13.1	$(9.5)	$7.2	$17.2

Net income (loss) per share(1)
Basic							$0.79
Diluted							$0.79
Weighted-average shares outstanding
Basic							21.65
Diluted							21.82
Cash dividends declared per common share
See accompanying notes on following page

	Pre-predecessor			Pre-predecessor and Predecessor	Predecessor and Successor	Predecessor		Successor
(in millions, except per share data)	As of and for the year ended December 31, 2003	As of and for the year ended December 31, 2004	As of and for the year ended December 31, 2005	As of and for the year ended December 31, 2006	As of and for the year ended December 31, 2007	Three months ended March 31, 2007		As of and for the three months ended March 31, 2008
Balance Sheet Data(4):
Cash and cash equivalents	$34.1	$1.1	$1.4	$40.5	$75.6			$148.2
Property, plant and equipment, net	$537.9	$520.8	$528.7	$672.8	$657.8			$635.0
Total assets	$911.1	$1,024.6	$988.1	$1,616.7	$1,650.5			$1,708.6
Long-term debt (including current portion)(2)	$790.5	$329.5	$252.0	$160.0	$1,151.7			$1,151.7
Common stock subject to redemption	$—	$—	$—	$—	$—			$2.0
Shareholders’ (deficit) equity	$(43.8)	$(15.2)	$472.3	$1,008.5	$(0.1)			$(133.2)
Working capital(3)	$161.3	$173.2	$127.5	$201.7	$211.5			$185.5
Cash Flow Data(4):
Operating activities	$1.2	$1.2	$57.2	$189.7	$202.0	$43.3		$78.6
Investing activities	$(24.2)	$(52.9)	$(17.8)	$(52.3)	$(1,192.6)	$(6.2)		$(8.1)
Financing activities	$53.2	$20.7	$(41.1)	$(98.2)	$1,028.8	$5.8		$2.1
Financial and Other Data:
Shipments (pounds in millions)
Upstream
External customers	449.2	492.5	502.7	496.5	523.4	133.4		122.4
Intersegment	94.8	56.4	43.5	58.5	31.2	10.8		22.4

Total	544.0	548.9	546.2	555.0	554.6	144.2		144.8
Downstream	323.5	383.3	392.2	409.3	371.6 (5)	87.8	(5)	85.8

(1)	Net income (loss) per share is not presented for the Pre-Predecessor and Predecessor periods because Noranda was a wholly owned subsidiary during those periods.
(2)	Long-term debt includes long-term debt due to related parties and to third parties, including current installments of long-term debt. For the Successor period, long-term debt does not include issued undrawn letters of credit under our existing $250.0 million revolving credit facility.
(3)	Working capital is defined as current assets net of current liabilities.
(4)	Cash flow data presented for the twelve months ended December 31, 2006 and 2007 calculated as the aggregate of the Pre-predecessor and Predecessor periods, and the Predecessor and Successor periods, respectively. Balance sheet data presented is based on historical balance sheets as of the periods presented.
(5)	Excludes shipments related to brokered metal sales.

	Pre- predecessor	Predecessor	Predecessor	Successor
(in millions, except per share data)	Period from January 1, 2006 to August 15, 2006	Period from August 16, 2006 to December 31, 2006 and as of December 31, 2006	Period from January 1, 2007 to May 17, 2007	Period from May 18, 2007 to December 31, 2007 and as of December 31, 2007
Statement of Operations Data:
Sales	$816.0	$496.7	$527.7	$867.4
Operating costs and expenses
Cost of sales	660.6	409.0	424.5	768.0
Selling, general and administrative expenses	23.9	14.0	16.8	39.2
Other (recoveries) charges, net	(0.1)	(0.5)	—	(0.5)

	684.4	422.5	441.3	806.7

Operating income	131.6	74.2	86.4	60.7
Other expenses (income)
Interest expense, net	12.7	6.4	6.2	67.2
Loss (gain) on derivative instruments and hedging activities	16.6	5.4	56.6	(12.5)
Equity in net income of investments in affiliates	(8.3)	(3.2)	(4.3)	(7.3)

Income before income taxes	110.6	65.6	27.9	13.3
Income tax expense	38.7	23.6	13.6	5.1

Net income for the period	$71.9	$42.0	$14.3	$8.2

Net income per share(1)
Basic				$0.38
Diluted				$0.38
Weighted-average shares outstanding
Basic				21.60
Diluted				21.67
Cash dividends declared per common share				$10.0
Balance sheet data:
Cash and cash equivalents		$40.5		$75.6
Property, plant and equipment, net		$672.8		$657.8
Total assets		$1,616.7		$1,650.5
Long-term debt (including current portion)(2)		$160.0		$1,151.7
Shareholders’ equity (deficiency)		$1,008.5		$(0.1)
Working capital(3)		$201.7		$211.5
Cash flow data:
Operating activities	$81.9	$107.8	$41.2	$160.8
Investing activities	$(20.5)	$(31.8)	$5.1	$(1,197.7)
Financing activities	$(37.7)	$(60.5)	$(83.7)	$1,112.5
Financial and other data:
Shipments (pounds in milions)
Upstream
External customers	308.8	187.7	202.3	321.1
Intersegment	36.3	22.2	12.1	19.1

Total	345.1	209.9	214.4	340.2
Downstream	259.1	150.2	135.6 (4)	236.0 (4)

(1)	Net income (loss) per share is not presented for the Pre-predecessor and Predecessor periods because Noranda was a wholly owned subsidiary during those periods.
(2)	Long-term debt includes long-term debt due to related parties and to third parties, including current installments of long-term debt. For the successor period, long-term debt does not include issued undrawn letters of credit under our existing $250.0 million revolving credit facility.
(3)	Working capital is defined as current assets net of current liabilities.
(4)	Excludes shipments related to brokered metal sales.

SUPPLEMENTAL PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

(in millions, except per share data)

This supplemental pro forma condensed consolidated statement of operations for the year ended December 31, 2006, on a pro forma basis, reflects the pro forma assumptions and adjustments as if the Apollo Transactions occurred on January 1, 2006.

	Pre-predecessor	Predecessor	Pro Forma adjustments		Pro Forma Noranda Aluminum Holding Corporation
	Period from January 1, 2006 to August 15, 2006(1)	Period from August 16, 2006 to December 31, 2006(1)			Year ended December 31, 2006
Sales	$816.0	$496.7	$—		$1,312.7
Operating costs and expenses
Cost of sales	660.6	409.0	64.2	(2)	1,133.8
Selling, general and administrative expenses	23.9	14.0	2.2	(3)	40.1
Other charges (recoveries), net	(0.1)	(0.5)	—		(0.6)

	684.4	422.5	66.4		1,173.3

Operating income	131.6	74.2	(66.4)		139.4

Other expenses (income)
Interest expense, (income) net
Parent and related party	12.6	7.1	(19.7	)(4)	—
Other	0.1	(0.7)	113.3	(5)	112.7
Loss on derivative instruments and hedging activities	16.6	5.4	—		22.0
Equity in net income of investments in affiliates	(8.3)	(3.2)	2.3	(5)	(9.2)

Total other expenses, net	21.0	8.6	95.9		125.5

Income (loss) before income taxes	110.6	65.6	(162.3)		13.9
Income tax expense (benefit)	38.7	23.6	(61.5	)(6)	0.8

Net income (loss)	$71.9	$42.0	$(100.8)		$13.1

(1)	Represents the historical consolidated results of operations.
(2)	Reflects an increase of $49.7 million for the year ended December 31, 2006 of depreciation resulting from fair value adjustments to property, plant and equipment as a result of the Apollo Acquisition. The adjustment also reflects an increase of $14.5 million for the year ended December 31, 2006 resulting from the fair value adjustment to inventory as a result of the Apollo Acquisition.
(3)	Includes (i) the elimination of administrative expenses in GCA Lease Holdings, Inc. of $0.7 million, which was not acquired as part of the Apollo Acquisition; (ii) the elimination of certain pension expenses of $1.7 million primarily related to amortization of actuarial losses, transition obligations and prior service costs; (iii) an increase of $2.6 million of amortization resulting from fair value adjustments to amortizable intangible assets as a result of the Apollo Acquisition; and (iv) the addition of a management fee of $2.0 million that we are permitted to pay to Apollo for certain financial, strategic, advisory and consulting services under the terms of the indentures governing the notes (see “Certain Relationships and Related Party Transactions—Apollo Management Agreement and Transaction Fee”).
(4)	Reflects the elimination of historical intercompany interest income and expenses, related to intercompany balances which were not acquired as part of the Apollo Acquisition. Reflects the net effect of the increase in interest expense related to the additional indebtedness, incurred in the Apollo Transactions and the Special Dividend in the aggregate principal amount of $1,227.8 million, bearing interest at a weighted-average interest rate of 8.3%. The interest rates used for pro forma purposes are based on assumptions of the rates at the time of the acquisition. The adjustment assumes straight-line amortization of related deferred financing costs. A 0.125% change in the interest rates on our pro forma indebtedness would change our annual pro forma interest expense by $1.5 million.
(5)	Reflects an increase of amortization of excess of carrying value of investment over Noranda’s share of the investments’ underlying net assets resulting from the fair value adjustments to Noranda’s joint ventures as a result of the Apollo Acquisition.
(6)	Reflects the estimated tax effect of the pro forma adjustments at Noranda’s statutory tax rate.

The above unaudited pro forma condensed consolidated statement of operations does not adjust the write-off of deferred financing costs, which are included in the historical consolidated results of operations included elsewhere in this prospectus.

SUPPLEMENTAL PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006

(in millions, except per share data)

This supplemental pro forma condensed consolidated statement of operations for the year ended December 31, 2006, on a pro forma basis, reflects the pro forma assumptions and adjustments as if the Xstrata Acquisition occurred on January 1, 2006.

	Pre-predecessor	Predecessor	Pro Forma adjustments		Pro Forma Noranda Aluminum Holding Corporation
	Period from January 1, 2006 to August 15, 2006(1)	Period from August 16, 2006 to December 31, 2006(1)			Year ended December 31, 2006
Sales	$816.0	$496.7	$—		$1,312.7
Operating costs and expenses
Cost of sales	660.6	409.0	35.0	(2)	1,104.6
Selling, general and administrative expenses	23.9	14.0	(0.2	)(3)	37.7
Other charges (recoveries), net	(0.1)	(0.5)	—		(0.6)

	684.4	422.5	34.8		1,141.7

Operating income	131.6	74.2	(34.8)		171.0

Other expenses (income)
Interest expense, (income) net
Parent and related party	12.6	7.1	—		19.7
Other	0.1	(0.7)	—		(0.6)
Loss (gain) on derivative instruments and hedging activities	16.6	5.4	—		22.0
Equity in net income of investments in affiliates	(8.3)	(3.2)	0.2	(4)	(11.3)

Total other expenses, net	21.0	8.6	0.2		29.8

Income (loss) before income taxes	110.6	65.6	(35.0)		141.2
Income tax expense (benefit)	38.7	23.6	(13.3	)(5)	49.0

Net income (loss)	$71.9	$42.0	$(21.7)		$92.2

(1)	Represents the historical consolidated results of operations.

(2)	Reflects an increase of $20.5 million for the year ended December 31, 2006 of depreciation resulting from fair value adjustments to property, plant and equipment as a result of the Xstrata Acquisition. The adjustment also reflects an increase of $14.5 million for the year ended December 31, 2006 resulting from the fair value adjustment to inventory as a result of the Xstrata Acquisition.

(3)	Reflects a decrease of $1.7 million of pension expense resulting primarily from actuarial losses, transition obligations and prior service costs and an increase of $1.5 million related to fair value adjustments to amortizable intangible assets as a result of the acquisition.

(4)	Reflects an increase of amortization of excess of carrying value of investment over Noranda’s share of the investments’ underlying net assets resulting from the fair value adjustments to Noranda’s joint ventures as a result of the Xstrata Acquisition.

(5)	Reflects the estimated tax effect of the pro forma adjustments at Noranda’s statutory tax rate.

SUPPLEMENTAL PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

(in millions, except per share data)

The supplemental pro forma condensed consolidated statement of operations for the year ended December 31, 2005, on a pro forma basis, reflects the pro forma assumptions and adjustments as if the Xstrata Acquisition occurred on January 1, 2005.

	Pre-predecessor	Pro Forma adjustments		Pro Forma Noranda Aluminum Holding Corporation
	For the year ended December 31, 2005(1)			Year ended December 31, 2005
Sales	$1,026.4	$—		$1,026.4
Operating costs and expenses
Cost of sales	929.5	39.1	(2)	968.6
Selling, general and administrative expenses	23.8	0.4	(3)	24.2
Other charges (recoveries), net	1.6	—		1.6

	954.9	39.5		994.4

Operating income	71.5	(39.5)		32.0

Other expenses (income)
Interest expense, (income) net
Parent and related party	24.3	—		24.3
Other	4.2	—		4.2
Loss (gain) on derivative instruments and hedging activities	(7.9)	—		(7.9)
Equity in net income of investments in affiliates	(9.8)	0.2	(4)	(9.6)
Other, net	0.6	—		0.6

Total other expenses, net	11.4	0.2		11.6

Income (loss) before income taxes	60.1	(39.7)		20.4
Income tax expense (benefit)	18.6	(15.0	)(5)	3.6

Income (loss) from continuing operations	41.5	(24.7)		16.8
Discontinued operations, net of tax effects	8.8	—		8.8

Net income (loss)	$50.3	$(24.7)		$25.6

(1)	Represents the historical consolidated results of operations.

(2)	Reflects an increase of $36.0 million for the year ended December 31, 2005 of depreciation resulting from fair value adjustments to property, plant and equipment as a result of the Xstrata Acquisition. The adjustment also reflects an increase of $3.1 million for the year ended December 31, 2005 resulting from the fair value adjustment to inventory as a result of the Xstrata Acquisition.

(3)	Includes (i) an increase of $1.8 million for the year ended December 31, 2005 of amortization resulting from fair value adjustments to amortizable intangible assets as a result of the Xstrata Acquisition and (ii) a decrease of $1.4 million of pension expense resulting from the Xstrata Acquisition.

(4)	Reflects an increase of amortization of excess of carrying value of investment over Noranda’s share of the investments’ underlying net assets resulting from the fair value adjustments to Noranda’s joint ventures as a result of the Apollo Acquisition.

(5)	Reflects the estimated tax effect of the pro forma adjustments at Noranda’s statutory tax rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition covers certain periods prior to the consummation of the Apollo Transactions. Accordingly, the discussion and analysis of periods prior to the Apollo Acquisition do not reflect the significant impact that the Apollo Transactions have had on us, including significantly increased leverage and liquidity requirements. You should read the following discussion of our results of operations and financial condition with the “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Selected Historical Consolidated Financial Data” and the audited consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and that involve numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

Introduction

Noranda HoldCo is a holding company created for the purpose of the Apollo Acquisition. Prior to the Apollo Acquisition, Noranda HoldCo did not engage in any business or other activities except in connection with its formation. Therefore, the following Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, focuses on the historical results of operations of our operating company, Noranda Aluminum, Inc., for periods prior to the Apollo Acquisition.

This MD&A is provided as a supplement to the audited consolidated financial statements and the related notes included elsewhere in the prospectus to help provide an understanding of our financial condition, changes in financial condition and results of our operations. The MD&A is organized as follows:

Company Overview. This section provides a general description of our business as well as recent developments that we believe are necessary to understand our financial condition and results of operations and to anticipate future trends in our business.

Critical Accounting Policies and Estimates. This section discusses the accounting policies and estimates that we consider to be important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Results of Operations. This section provides an analysis of our results of operations for the year ended December 31, 2005, for each of the aggregated years ended December 31, 2006 and 2007 and for the three months ended March 31, 2007 and 2008.

Liquidity and Capital Resources. This section provides an analysis of our cash flows for the year ended December 31, 2005, for each of the aggregated years ended December 31, 2006 and 2007, and for the three months ended March 31, 2007 and 2008 as well as a discussion of the potential impact of the Apollo Transactions on our liquidity.

Contractual Obligations and Contingencies. This section provides a discussion of our commitments as of December 31, 2007.

Quantitative and Qualitative Disclosures about Market Risk. This section discusses our exposure to potential losses arising from adverse changes in interest rates and commodity prices.

Recent Accounting Pronouncements. This section describes new accounting requirements that we have not yet adopted but that could potentially impact our results of operations and financial position.

Company Overview

We are a leading North American vertically integrated producer of value-added primary aluminum products and high quality rolled aluminum coils. We have two integrated businesses: our primary metals, or upstream business, and our rolling mills, or downstream business. Our upstream business currently produces approximately 571 million pounds (259,000 metric tons) of primary aluminum annually, accounting for approximately 10% of total United States primary aluminum production. Our downstream business, consisting of four rolling mill facilities with a combined annual production capacity of approximately 495 million pounds, is one of the largest aluminum foil producers in North America. The upstream and downstream businesses constitute our two reportable segments as defined by Statement of Financial Accounting Standards, or SFAS, No. 131, Disclosure about Segments of an Enterprise and Related Information.

Stand-alone public company

Prior to the Apollo Acquisition, we did not operate as a stand-alone public company, but instead as a subsidiary of Xstrata and prior to our acquisition by Xstrata, as a subsidiary of Falconbridge Limited. This financial information does not, however, reflect what our results of operations, financial position, cash flows or costs and expenses would have been if we had been a separate, stand-alone public entity during the Pre-predecessor and Predecessor periods presented, or will be in the future.

Key factors affecting our results of operations

Demand

Primary aluminum is a highly functional metal because of its metallurgical properties and environmentally friendly attributes, such as its light weight and ability to be recycled. Primary aluminum is currently experiencing strong price trends supported to a large extent by improved market fundamentals for aluminum, including global demand growth from developing regions, higher global power costs, new supply constraints and a weaker U.S. dollar, among several other factors. We believe the supply and demand outlook for aluminum supports sustainable, higher LME prices than historical averages due to the following trends:

•	strong global demand driven by economic growth, higher standards of living and increased demand from emerging markets, especially China;

•	an increase on a global basis in the cost and scarcity of power, which is a significant input cost in the production of primary aluminum;

•	barriers to entry for greenfield smelters due to high capital costs, regulatory permitting and the scarcity of power;

•	substitution away from other metals (e.g., steel and copper) to aluminum due to aluminum’s strength-to-weight and value-to-weight ratios and relative price compared to other metals; and

•	a weaker U.S. dollar relative to historical periods.

In addition to these global trends, there is currently a shortage of domestically produced primary aluminum in North America. North American aluminum production is approximately 45% of the total of North American aluminum demand. We believe that this has caused the recommencement by some of our competitors of their aluminum reduction plants and a slight rise in the Midwest premium, which is the cost of freight and handling to ship aluminum from the LME warehouses to the Midwestern USA and is added to the price of primary aluminum as quoted on the LME.

Production

Our upstream business produced 562 million pounds of primary aluminum in 2007, compared to 559 million pounds in 2006 and 541 million pounds in 2005. Our smelter in New Madrid has budgeted for and has begun to implement a facility expansion project at an expected total cost of $48 million that is expected to increase metal production by approximately 39 million pounds per annum to 610 million pounds by 2011 and that we also expect will contribute to a reduction in our future average net cash cost per pound of aluminum produced. Consistent with our overall capital program, the foundation for this project is commercially available technology configured to the specific requirements of the New Madrid smelter. The total expenditure represents a capital cost of approximately $2,700 per additional metric ton of capacity. Through May 31, 2008, we spent $10.6 million related to these expansion projects and entered into commitments for an additional $1.7 million.

Production from our downstream business increased 8% from 2004 to 2006 through general efficiency improvements at all plants and the addition of a new caster at our Huntingdon facility that reached full production in 2006; however, due to the downturn in the housing industry, our downstream business produced 406 million pounds of rolled products in 2007, compared to 476 million pounds in 2006 and 443 million pounds in 2005.

Prices and markets

We have experienced, and expect to continue to be subject to, potentially volatile primary aluminum prices, which are influenced primarily by the world supply-demand balance for those commodities and related processing services, and other related factors such as speculative activities by market participants, production activities by competitors and political and economic conditions, as well as production costs in major production regions. Increases or decreases in primary aluminum prices will result in increases and decreases in our revenues (assuming all other factors are unchanged). In order to reduce commodity price risk and earnings volatility in the upstream business, we have currently entered into fixed price aluminum swaps to establish the aluminum price at which approximately 50% of our expected cumulative primary aluminum shipments will be sold from January 2008 through December 2012. As of December 31, 2007, we had hedged approximately 43% of our expected cumulative primary aluminum shipments through December 2011. We believe that this strategy will help reduce our price risk and earnings volatility in the upstream business. However, as discussed in the section “Critical Accounting Policies and Estimates” below, we did not achieve hedge accounting for these hedges for the periods from August 16, 2006 to December 31, 2006, from January 1, 2007 to May 17, 2007 from May 18, 2007 to December 31, 2007 or for the three months ended March 31, 2007; however, we achieved hedge accounting for these fixed price aluminum swaps for the three months ended March 31, 2008.

Our fabrication prices are not impacted by volatility in LME prices. Instead, they are dependent upon capacity utilization in the industry, which in turn is driven by supply-demand fundamentals for our products. Our average prices have increased between 2004 and 2007, reflecting strong supply-demand fundamentals for the goods made using our products, especially finstock and semi-rigid container products. During 2007, the downturn in the housing market resulted in lower demand, which reduced capacity utilization from 2006 levels and had a negative impact on our financial results.

Production costs

Our production costs are largely influenced by mine planning, processing technology and energy and supply costs.

The key cost components at our smelter are power and alumina. Power is supplied by AmerenUE under a 15-year contract that commenced on June 1, 2005 and includes an evergreen renewal option. The contract has stable all-in rates for the year. However, seasonal rates are applied depending upon the month, resulting in certain seasonality in power cost; the rates from June to September are approximately 45% higher than the rates from October to May. Rate changes to this contract are subject to regulatory review and approval. AmerenUE applied for a 12.1% rate increase and a fuel adjustment clause in April 2008 and we expect a ruling from the Missouri Public Service Commission not later than March 2009. If AmerenUE is fully successful in its rate increase request, New Madrid’s costs will increase by $15.5 million annually. An increase in our costs due to a fuel adjustment clause cannot be estimated at this time. We obtain alumina from Gramercy, which in turn obtains bauxite from St. Ann. Our alumina supply arrangements with Gramercy provide us with a secure supply of alumina at a cost equal to the combined net cash cost of production and maintenance capital investment at the mine and refinery, thus creating a competitive and stable cost structure for the upstream business. Compared with other global aluminum smelters that do not have the benefit of captive bauxite and alumina supplies, our smelter has a competitive advantage. Over the past several years, amidst rising prices for bauxite and alumina, we believe this advantage has contributed to our smelter’s improved relative global cost position. In addition to supplying raw materials for the two joint venture partners, St. Ann sells bauxite to third parties and Gramercy sells chemical grade alumina to third parties. These third-party sales help reduce the cost for producing smelter grade alumina for our smelter in New Madrid.

During the quarter ended March 31, 2008 average natural gas prices rose to $8.43 from $7.10 per million BTU compared to the quarter ended March 31, 2007. For 2007, our direct consumption of natural gas was 10.4 million BTU.

For our downstream business, production costs comprise approximately 75% of aluminum metal units and 25% of value-added conversion costs. Conversion costs include labor, energy and operating supplies, including maintenance materials. Energy includes natural gas and electricity, which make up about 17% of conversion costs.

Reconciliation of Net Income between Noranda AcquisitionCo and Noranda HoldCo

Noranda HoldCo was formed on March 27, 2007, and its principal asset is its wholly owned subsidiary, Noranda AcquisitionCo, which was also formed on March 27, 2007, for the purpose of acquiring Noranda Intermediate Holding Corporation. The following table reconciles the results of operations of Noranda HoldCo and Noranda AcquisitionCo:

	Predecessor	Successor	Predecessor	Successor
(in millions)	Period from January 1, 2007 to May 17, 2007	Period from May 18, 2007 to December 31, 2007	Three months ended March 31, 2007	Three months ended March 31, 2008
Consolidated net income of Noranda AcquisitionCo	$14.3	$16.9	$29.8	$21.0
HoldCo interest expense	—	(13.9)	—	(5.8)
HoldCo tax effects	—	5.2	—	2.0

Consolidated net income of Noranda HoldCo	$14.3	$8.2	$29.8	$17.2

Critical Accounting Policies and Estimates

Our principal accounting policies are described in Note 1 of the audited consolidated financial statements included elsewhere in this prospectus. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting estimates discussed below represent those accounting estimates requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results.

Revenue recognition

Revenue is recognized when title and risk of loss pass to customers in accordance with contract terms. We periodically enter into supply contracts with customers and receive advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts.

Impairment of long-lived assets

Our long-lived assets, primarily property, plant and equipment, comprise a significant amount of our total assets. We evaluate our long-lived assets and make judgments and estimates concerning the carrying value of these assets, including amounts to be capitalized, depreciation and useful lives. The carrying values of these assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This evaluation requires us to make long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts require assumptions about demand for our products and future market conditions. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

Asset retirement obligations

We record our environmental costs for legal obligations associated with the retirement of a tangible long-lived asset that results from its acquisition, construction, development or normal operation as asset retirement obligations. We recognize liabilities, at fair value, for our existing legal asset retirement obligations and adjust these liabilities for accretion costs and revision in estimated cash flows. The related asset retirement costs are capitalized as increases to the carrying amount of the associated long-lived assets and depreciation on these capitalized costs is recognized.

Inventories

The majority of our inventories, including alumina and aluminum inventories, are stated at the lower of cost, using the last-in, first-out (LIFO) method, or market. The remaining inventories (principally supplies) are stated at cost using the first-in, first-out (FIFO) method. In our downstream segment, we use a standard costing system, which gives rise to cost variances. Variances are capitalized to inventory in proportion to the quantity of inventory remaining at period end to quantities produced during the period. Variances are recorded such that ending inventory reflects actual costs on a year-to-date basis.

As of the date of the Apollo Acquisition a new base layer of LIFO inventories was established at fair value, such that FIFO basis and LIFO basis were equal. For layers added between the acquisition date and period end, the company uses a dollar-value LIFO approach where a single pool for each segment represents a composite of similar inventory items. Increases and decreases in inventory are measured on a pool basis rather than item by item. In periods following the Acquisition, LIFO cost of sales reflect sales at current production costs, which are substantially lower than the fair value cost recorded at the date of acquisition, to the extent that quantities produced exceed quantities sold. In periods when quantities sold exceed quantities produced, cost of goods sold reflect the higher fair value cost per unit.

As LME prices fluctuate, the company’s inventories will be subject to market valuation reserves. The principal factors that gave rise to the company’s 2007 market valuation reserve were: (i) a substantial portion of the quantities in inventory at that date were priced at base level prices and (ii) the LME price at December 31, 2007 was significantly lower than the LME price used in determining the fair value of inventory at the date of the Apollo Acquisition. In periods when the LME price at a given balance sheet date is higher than the LME price at the time of the Apollo Acquisition, no reserves will be necessary.

Pensions and post-retirement benefits

We sponsor defined-benefit pension plans and other post-retirement benefits. We calculate our funding obligations based on calculations performed by independent actuaries using assumptions about expected service periods, salary increases, retirement ages of employees, interest rates, investment returns, rates of inflation, mortality rates and future employment levels. These assumptions directly affect our liability for accrued pensions costs and the amounts we record as pension costs.

Derivative instruments and hedging activities

We account for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, or SFAS 133. For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item, is recognized in earnings in the current year. Any ineffective portion of the hedge is reflected immediately in gain (loss) on derivative instruments and hedging activities. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income as a separate component of shareholders’ equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in (gain) loss on derivative instruments and hedging activities immediately. For derivative instruments not designated as hedging instruments, changes in the fair values are recognized in earnings in the period of change. We did not designate derivatives as fair value or cash flow hedges for the periods from August 16, 2006 to December 31, 2006, from January 1, 2007 to May 17, 2007, from May 18, 2007 to December 31, 2007 or for the three months ended March 31, 2007. Accordingly, we did not achieve hedge accounting for the derivatives for these periods. We did designate derivatives as cash flow hedges for the three months ended March 31, 2008, and accordingly, reflected the effective portion of the loss in accumulated other comprehensive loss.

Income taxes

We recognize deferred tax effects of tax loss carryforwards and temporary differences in our consolidated financial statements. We record a valuation allowance when we believe that it is more likely than not that tax assets will not be fully recoverable in the future. When we prepare our consolidated financial statements, we estimate our income taxes based on regulations in the various jurisdictions where we conduct business. This requires us to estimate our actual current tax exposure and to assess temporary differences that result from differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we show on our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not likely, we establish a valuation allowance. When we establish a valuation allowance or increase this allowance in an accounting period, we record a tax expense in our statement of operations. When we reduce the valuation allowance, we record a tax benefit in our statement of operations. Determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax assets requires significant management judgment and estimates and assumptions about matters that are highly uncertain. The valuation allowance recorded in relation to accumulated income tax losses depends on our assessment of the probability of generation of future taxable profits within the legal entity in which the related deferred tax asset is recorded. We adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48, in the first quarter of 2007. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits benefits, and deductions, and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties relating to these uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. We believe that we will ultimately recover a substantial majority of the deferred tax assets recorded on our consolidated condensed balance sheets. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determined that the recovery was not probable.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. As a result of the implementation of FIN 48, we recognize liabilities for uncertain tax positions based on the two-step process prescribed within the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.

The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Results of Operations

Pro forma three months ended March 31, 2007 compared to three months ended March 31, 2008

We have presented the results of operations for the three months ended March 31, 2007, on a pro forma basis, which reflects the pro forma assumptions and adjustments as if the Apollo Transactions had occurred on January 1, 2007. We believe that this approach is beneficial to the reader because it provides an easier-to-read discussion of the results of operations and provides the reader with information from which to analyze our financial results.

The following table sets forth certain historical condensed consolidated financial information for the three-month period ended March 31, 2007 on a pro forma basis and the three-month period ended March 31, 2008:

	Pro Forma Predecessor		Successor
(in millions)	Three Months Ended March 31, 2007		Three Months Ended March 31, 2008
Sales	$344.6		$300.3
Operating costs and expenses
Cost of sales	284.0		242.6
Selling, general and administrative expenses and other	8.6		16.3

	292.6		258.9

Operating income	52.0		41.4

Other expenses (income)
Interest expense, net	28.1		24.2
Loss (gain) on derivative instruments and hedging activities	1.3		(5.6)
Equity in net income of investment in affiliates	(1.9)		(2.6)
Other, net	—		(0.5)

Total other expenses	27.5		15.5

Income before income taxes	24.5		25.9
Income tax expense	17.3		8.7

Net income	$7.2		$17.2

Sales by segment
Upstream	186.4		159.3
Downstream	158.2		141.0

Total	$344.6		$300.3

Operating income
Upstream	50.5		38.8
Downstream	1.5		2.6

Total	$52.0		$41.4

Shipments (pounds in thousands)
Upstream
External customers	133.4		122.4
Intersegment	10.8		22.4

Total	144.2		144.8

Downstream	87.8	(1)	85.8

(1)	Excludes shipments related to brokered metal sales.

Sales in the three months ended March 31, 2008 were $300.3 million, compared to $344.6 million in the three months ended March 31, 2007, a decrease of 12.9%. Sales to external customers in our upstream business decreased from $186.4 million in the three months ended March 31, 2007 to $159.3 million in the three months ended March 31, 2008, a decrease of 14.5%, mainly due to a 6.9% decrease in the average Midwest realized primary aluminum price from $1.31 cents per pound to $1.22 cents per pound, as well as an 8.2% decrease in third party shipments. Sales in our downstream business decreased from $158.2 million in the three months ended March 31, 2007 to $141.0 million in the three months ended March 31, 2008, a decrease of 10.9% due primarily to a 2.3% decrease in shipment volume as well as a slight decrease in fabrication prices.

Cost of sales in the three months ended March 31, 2008 was $242.6 million, compared to $284.0 million in the three months ended March 31, 2007 on a pro forma basis, a decrease of $41.4 million. Cost of sales was impacted primarily by lower shipment volumes to external customers, reduced energy costs and purchased aluminum costs as well as a $14.3 million reduction in the lower of cost or market reserve as a result of the sell-through of inventory at increased LME prices during the quarter.

Cost of sales in our upstream business was $108.5 million in the three months ended March 31, 2008, compared to $130.3 million in the three months ended March 31, 2007 on a pro forma basis, a decrease of $21.8 million. This decrease relates to lower third party shipment volumes with an approximate $8.2 million impact, reduced cash operating costs of $3.6 million (primarily related to power costs), and $10.1 million reduction in lower of cost or market adjustment as mentioned above. These reductions were offset in part by increases in the LIFO reserve. Cost of sales in our downstream business decreased by $19.6 million to $134.1 million in the three months ended March 31, 2008, compared to $153.7 million in the three months ended March 31, 2007 on a pro forma basis. The decrease relates to lower third party shipment volumes with an approximate $4.3 million impact, reduced operating and primary metal costs of $14.1 million (primarily related to lower LME prices), and $4.2 million reduction in lower of cost or market adjustments as mentioned above.

Selling, general and administrative expenses and other in the three months ended March 31, 2008 were $16.3 million, compared to $8.6 million in the three months ended March 31, 2007 on a pro forma basis, an increase of $7.7 million. This variance results primarily from increased consulting, audit and Apollo fees of $4.3 million; increased salaries, wages and benefits of $2.7 million; and increased loss on disposal of operating assets of $0.7 million.

Operating income in the three months ended March 31, 2008 was $41.4 million, compared to $52.0 million in the three months ended March 31, 2007 on a pro forma basis, a decrease of $10.6 million. This decrease was primarily the result of the net effect of a 6.2% decrease in third party shipment volumes, a 6.9% decrease in the average Midwest realized primary aluminum price, reduced energy and purchased aluminum costs, and a $14.3 million reduction in the lower of cost or market adjustments as a result of the sell-through of inventory at increased LME prices during the quarter.

Loss (gain) on derivative instruments and hedging activities consisted of a $5.6 million gain in the three months ended March 31, 2008 compared to a loss of $1.3 million in the three months ended March 31, 2007. The gain for the three months ended March 31, 2008 was related to changes in fair value of our fixed-price aluminum swaps and interest rate swaps, as well as the hedge ineffectiveness associated with our cash flow hedges.

Income taxes totaled $17.3 million in the three months ended March 31, 2007 on a pro forma basis, compared to $8.7 million in the three months ended March 31, 2008. The provision for income taxes resulted in an effective tax rate for continuing operations of 33.6% for the three months ended March 31, 2008, compared with an effective tax rate of 70.6% for the three months ended March 31, 2007. The higher effective tax rate was primarily related to a permanent difference in cancellation of debt income related to the divestiture of a subsidiary.

Net income increased $10.0 million from $7.2 million in the three months ended March 31, 2007 on a pro forma basis to $17.2 million in the three months ended March 31, 2008. This increase is primarily the result of the combined effects of a $10.6 million decrease in operating income related to decreased third-party shipments, decreased average Midwest realized primary aluminum price and a reduction in the lower of cost or market reserve adjustment, as well as a $6.9 million favorable impact from derivative instruments and hedging activities and a $8.6 million reduction in income tax expense.

Pro forma year ended December 31, 2006 compared to pro forma year ended December 31, 2007

We have presented the results of operations for the years ended December 31, 2006 and 2007, on a pro forma basis, which reflects the pro forma assumptions and adjustments as if the Apollo Transactions had occurred on January 1, 2006. We believe that this approach is beneficial to the reader because it provides an easier-to-read discussion of the results of operations and provides the reader with information from which to analyze our financial results.

The following table sets forth certain consolidated pro forma financial information for the years ended December 31, 2006 and 2007:

	Pro Forma Pre- predecessor and Predecessor	Pro Forma Predecessor and Successor
(in millions)	Year ended December 31, 2006	Year ended December 31, 2007
Sales	$1,312.7	$1,395.1
Operating costs and expenses
Cost of sales	1,133.8	1,205.3
Selling, general and administrative expenses and other	39.5	56.0

	1,173.3	1,261.3

Operating income	139.4	133.8
Other expenses (income)
Interest expense (income), net
Parent and a related party	—	—
Third parties, net	112.7	109.0
Loss (gain) on derivative instruments and hedging activities	22.0	44.1
Equity in net income of investments in affiliates	(9.2)	(11.5)

Total other expenses	125.5	141.6

Income before income taxes	13.9	(7.8)
Income tax expense	0.8	1.7

Net income for the period	$13.1	$(9.5)

Sales by segment
Upstream	$643.9	$698.9
Downstream	668.8	696.2

Total	$1,312.7	$1,395.1

Operating income
Upstream	$141.3	$124.1
Downstream	(1.9)	9.7

Total	$139.4	$133.8

Shipments (pounds in millions)
Upstream
External customers	496.5	523.4
Intersegment	58.5	31.2

Total	555.0	554.6
Downstream	409.3	371.6 (1)

(1)	Excludes shipments related to brokered metal sales.

Sales in 2007 were $1,395.1 million, compared to $1,312.7 million in 2006, an increase of 6.3%. Sales to external customers in our upstream business grew from $643.9 million in 2006 to $698.9 million in 2007, an increase of 8.5%, due to an increase in the average realized Midwest primary aluminum price from 120 cents per pound in 2006 compared to 123 cents per pound in 2007, and a 5.4% increase in shipments during the period. Sales in our downstream business increased from $668.8 million in 2006 to $696.2 million in 2007. This increase relates to stronger aluminum prices and $51.4 million of sales of excess quantities of metal (“brokered metal sales”) in which our downstream business sold excess supplies of purchased primary aluminum raw material inventory. The increase was offset by a decline in sales of HVAC finstock, which was affected by the recent downturn in the housing market and a corresponding weakening in demand for aluminum in building products.

Cost of sales on a pro forma basis, in 2007 was $1,205.3 million, compared to $1,133.8 million in 2006, an increase of 6.3%. The cost of sales was primarily impacted by the $51.5 million of costs associated with brokered metal sales as well as increases in shipments to external customers. On a pro forma basis, cost of sales in our upstream business was $531.5 million in 2007, compared to $473.8 million in 2006, an increase of 12.2%. The increase was primarily due to a 5.4% increase in shipments during the period as well as increases in power and insurance costs. On a pro forma basis, cost of sales in our downstream business of $673.8 million in 2007 increased 2.1% compared to $660.0 million in 2006. This is a result of the brokered metal sales and an increase in aluminum prices, offset in part by decreased shipment volumes, as a result of a decline in sales of HVAC finstock.

Selling, general and administrative expenses and other on a pro forma basis, increased $16.5 million from $39.5 million in 2006 to $56.0 million in 2007. The increase relates to stock compensation expense (including $4.1 million expense related to repricing of stock options), additional consulting, registration and sponsor fees and a $2.4 million bonus paid by Xstrata to our current management upon the closing of the Apollo Acquisition.

Operating income on a pro forma basis, decreased $5.6 million from $139.4 million in 2006 to $133.8 million in 2007. This decrease was impacted by a slight decrease in overall third party shipment volumes and increases in the average Midwest realized primary aluminum price, but was driven primarily by the $16.5 million increase in selling, general and administrative expenses as discussed above.

Loss (gain) on derivative instruments and hedging activities in 2007 consisted of a $44.1 million loss compared to $22.0 million loss in 2006, an increase of $22.1 million. The increase in loss in 2007 was primarily the result of the change in the fair value of forward contracts entered into to hedge our exposure to aluminum price fluctuations and the change in the fair value of interest rate swaps entered into to hedge our exposure to fluctuations in LIBOR. The loss in 2006 resulted from the fair value of natural gas financial swaps entered into to hedge our exposure to natural gas price fluctuations.

Income tax expense totaled $0.8 million in 2006 on a pro forma basis, compared to $1.7 million in 2007 on a pro forma basis. The provision for income taxes resulted in an effective tax (benefit) rate for continuing operations of 21.8% for 2007, compared with an effective tax rate of 5.8% for 2006. The change in effective tax rates was primarily related to a permanent difference in cancellation of debt income related to the divestiture of a subsidiary, state income tax expense, foreign equity earnings and the impact of the Sec. 199 manufacturing deduction.

Net income on a pro forma basis decreased $22.6 million from $13.1 million in 2006 to a $9.5 million loss in 2007. This decrease is primarily the result of the combined effects of a $5.6 million decrease in operating income (impacted primarily by increased selling, general and administrative expenses) and a $22.1 million unfavorable impact from derivative instruments and hedging activities.

Pro forma year ended December 31, 2005 compared to pro forma year ended December 31, 2006

We have presented the results of operations for the years ended December 31, 2005 and 2006, on a pro forma basis, which reflects the pro forma assumptions and adjustments as if the Xstrata Acquisition had occurred on January 1, 2005. We believe that this is beneficial to the reader because it provides the reader with information from which to analyze our financial results on a Predecessor basis.

The following table sets forth certain consolidated pro forma financial information for the years ended December 31, 2005 and 2006:

	Pro Forma Pre-predecessor	Pro Forma Pre- predecessor and Predecessor
(in millions)	Year ended December 31, 2005	Year ended December 31, 2006
Sales	$1,026.4	$1,312.7
Operating costs and expenses
Cost of sales	968.6	1,104.6
Selling, general and administrative expenses and other	25.8	37.7

	994.4	1,141.7

Operating income	32.0	171.0
Other expenses (income)
Interest expense (income), net
Parent and a related party	24.3	19.7
Third parties, net	4.2	(0.6)
(Gain) loss on derivative instruments and hedging activities	(7.9)	22.0
Equity in net income of investments in affiliates	(9.6)	(11.3)
Other, net	0.6	—

Total other expenses	11.6	29.8

Income from continuing operations before income taxes	20.4	141.2
Income tax expense	3.6	49.0

Income from continuing operations	16.8	92.2
Loss on discontinued operations, net of income tax benefit of $2.4	(12.4)	—
Gain on disposal of discontinued operations, net of income tax benefit of $50.6	21.2	—

Net income for the period	$25.6	$92.2

Sales by segment
Upstream	$502.8	$643.9
Downstream	523.6	668.8

Total	$1,026.4	$1,312.7

Operating income
Upstream	$14.9	$163.5
Downstream	17.1	7.5

Total	$32.0	$171.0

Shipments (pounds in millions)
Upstream
External customers	502.7	496.5
Intersegment	43.5	58.5

Total	546.2	555.0
Downstream	392.2	409.3

Sales in 2006 were $1,312.7 million, compared to $1,026.4 million in 2005, an increase of 27.9%. Sales in our upstream business grew from $502.8 million in 2005 to $643.9 million in 2006, an increase of 28.1%, mainly due to an increase in the realized primary aluminum price from 91 cents per pound in 2005 to 120 cents per pound in 2006. Sales in our downstream business grew from $523.6 million in 2005 to $668.8 million in 2006, an increase of 27.7%. Price-

related factors accounted for the most significant portion of this increase with growth in sales volumes accounting for the rest. Prices increased largely due to increases in primary metal prices, but also from increased fabrication prices. Downstream sales volume increased from 392.2 million pounds in 2005 to 409.3 million pounds in 2006 and was driven by strong customer demand.

Cost of sales in 2006 was $1,104.6 million on a pro forma basis, compared to $968.6 million in 2005 on a pro forma basis, an increase of 14.0%. Cost of sales in our upstream business was $453.9 million in 2006, a 4.1% decrease compared to $473.2 million in 2005, due to lower third-party sales volumes offset partially by increases in alumina costs and power costs. Cost of sales in our downstream business was $650.7 million in 2006, compared to $495.4 million in 2005, an increase of 31.3%, primarily due to higher aluminum prices and increased sales volumes. Other factors offsetting the overall increase in cost of sales in 2006 compared to 2005 was an expense of $9.5 million in 2005 related to environmental costs.

Selling, general and administrative expenses and other on a pro forma basis in 2006 were $37.1 million compared to $25.8 million in 2005, an increase of $11.3 million. Of the increase, $5.4 million relates primarily to a loss on the disposal of fixed assets in 2006 and $2.4 million relates to the reversal of a litigation reserve in 2005 upon receipt of a favorable judgment. The other factor that affected the increase in selling, general and administrative expenses was non-recurring compensation-related charges of approximately $6.0 million incurred in 2006 for bonuses, severance, relocation and stock-based compensation for options exercised relating to the Xstrata acquisition.

Operating income on a pro forma basis increased $139.0 million from $32.0 million in 2005 to $171.0 million in 2006. This increase was impacted primarily by increases in the average Midwest realized primary aluminum price from 91 cents per pound in 2005 to 120 cents per pound in 2006, offset in part by a $9.8 million increase in selling, general and administrative expenses as discussed above.

Loss (gain) on derivative instruments and hedging activities was a loss of $22.0 million in 2006 compared to a gain of $7.9 million in 2005. The loss in 2006 was primarily the result of change in fair value of derivative instruments, which we entered into to hedge our exposure to natural gas and primary aluminum prices, which did not qualify for hedge accounting. The gain in 2005 relates to unrealized gains arising from our fair value hedges of primary aluminum prices that did not qualify for hedge accounting.

Income taxes on a pro forma basis totaled $49.0 million for the year ended December 31, 2006 compared to $3.6 million for the year ended December 31, 2005. The provision for income taxes resulted in an effective tax rate for continuing operations of 34.7% for 2006, compared with an effective tax rate of 17.8% for 2005. The lower effective tax rate was primarily related to state income tax expense, foreign equity earnings and the impact of the Sec. 199 manufacturing deduction.

Discontinued operations, net of income taxes relates to a gain, net of income taxes, of $21.2 million in 2005 arising from the sale of American Racing Equipment, Inc. and a loss of $12.4 million from the operations of that entity in 2005 prior to the disposal.

Net income on a pro forma basis increased $66.6 million from $25.6 million in 2005 to $92.2 million in 2006. This resulted from the combined effects of a $139.0 million increase in operating income (impacted primarily by higher average Midwest realized primary aluminum prices), a $29.9 million unfavorable impact from derivative instruments and hedging activities, and a $45.4 million increase in income tax expense offset in part by discontinued operations.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations and funds available under our revolving credit facility, which is a part of our existing senior secured credit facilities. Our primary continuing liquidity needs will be to finance our working capital, capital expenditures and debt service needs. We have incurred substantial indebtedness in connection with the Apollo Transactions and the Special Dividend. As of December 31, 2007, our total indebtedness was $1,151.7 million and our annualized cash interest expense based on our indebtedness and current interest rates as of December 31, 2007 was approximately $97.4 million.

In addition to the indebtedness incurred as a result of the Apollo Transactions and the Special Dividend, we may borrow additional amounts under the revolving credit facility depending upon our working capital, capital expenditure and other corporate and strategic needs. We paid down $75.0 million of the term loan under our existing senior secured credit facilities in June 2007. This voluntary prepayment may be applied against quarterly amortization obligations under the term loan. The balance of the term loan is due and payable in full in 2014. The revolving credit facility is available until 2013. The AcquisitionCo notes and the HoldCo notes will be due and payable in 2015 and 2014, respectively.

Our existing senior secured credit facilities contain various restrictive covenants that will prohibit us from prepaying subordinated indebtedness and restrict our ability to incur indebtedness or liens, make investments or declare or pay any dividends. However, all of these covenants are subject to significant exceptions. For more information, see “Description of Certain Indebtedness—The Existing Senior Secured Credit Facilities.”

Our ability to make scheduled payments of principal, to pay interest on, or to refinance our indebtedness, or to fund planned capital expenditures, will depend on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our existing senior secured credit facilities, will be adequate to meet our short-term liquidity needs, including our contemplated facility expansion project, which is described in further detail on page 49. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our existing senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, upon the occurrence of certain events, such as a change of control, we could be required to repay or refinance our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, on commercially reasonable terms or at all.

The following table sets forth certain historical consolidated cash flow information for the three-month periods ended March 31, 2007 and 2008:

	Predecessor	Successor
(in millions)	Three months ended March 31, 2007	Three months ended March 31, 2008
Cash provided by operating activities	$43.3	$78.6
Cash used in investing activities	(6.2)	(8.1)
Cash provided by financing activities	5.8	2.1

Net change in cash and cash equivalents	$42.9	$72.6

Cash provided by operating activities totaled $78.6 million in the three months ended March 31, 2008, compared to $43.3 million in the three months ended March 31, 2007. The increase in cash flows from operating activities in 2008 compared with 2007 was mainly due to favorable cash flows from operating assets and liabilities of $29.1 primarily related to the timing of vendor payments.

Cash used in investing activities was $8.1 million in the three months ended March 31, 2008, compared to $6.2 million in the three months ended March 31, 2007. The increase in cash flows used in investing activities was due to increases in capital expenditures during the period.

Cash provided by financing activities totaled $2.1 million in the three months ended March 31, 2008, compared to $5.8 million in the three months ended March 31, 2007. The decrease in cash flows provided by financing activities was due to no additional borrowings in the first quarter of 2008, offset in part by proceeds from the issuance of common shares related to employee stock purchases.

The following table sets forth certain historical consolidated cash flow information:

	Pre- predecessor	Predecessor	Predecessor	Successor
(in millions)	Period from January 1, 2006 to August 15, 2006	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2007 to May 17, 2007	Period from May 18, 2007 to December 31, 2007
Cash provided by operating activities	$81.9	$107.8	$41.2	$160.8
Cash (used in) provided by investing activities	(20.5)	(31.8)	5.1	(1,197.7)
Cash (used in) provided by financing activities	(37.7)	(60.5)	(83.7)	1,112.5

Net change in cash and cash equivalents	$23.7	$15.5	$(37.4)	$75.6

Cash provided by operating activities totaled $41.2 million in the period from January 1, 2007 to May 17, 2007 and $160.8 million in the period from May 18, 2007 to December 31, 2007, compared to $81.9 million in the period from January 1, 2006 to August 15, 2006 and $107.8 million in the period from August 16, 2006 to December 31, 2006. The increase in cash flows from operating activities in 2007 compared with 2006 was mainly due to an increase in the price of primary aluminum and reductions in working capital.

Cash (used in) provided by investing activities totaled inflows of $5.1 million in the period from January 1, 2007 to May 17, 2007 and outflows of $1,197.7 million in the period from May 18, 2007 to December 31, 2007, compared to outflows of $20.5 million in the period from January 1, 2006 to August 15, 2006 and $31.8 million in the period from August 16, 2006 to December 31, 2006. The increase in cash flows used in investing activities in 2007 was mainly due to cash used in the Apollo Acquisition of $1,161.5 million, which consisted of the purchase consideration including acquisition costs.

Cash (used in) provided by financing activities totaled outflows of $83.7 million in the period from January 1, 2007 to May 17, 2007 and inflows of $1,112.5 million in the period from May 18, 2007 to December 31, 2007, compared to outflows of $37.7 million in the period from January 1, 2006 to August 15, 2006 and $60.5 million in the period from August 16, 2006 to December 31, 2006. The increase in cash flows provided in financing activities in 2007 compared to 2006 was mainly due to the proceeds from the debt issued on May 18, 2007 by Noranda AcquisitionCo in connection with the Apollo Transactions and the HoldCo Notes issued by Noranda HoldCo on June 7, 2007 totaling $1,227.8 million, the equity contribution by Apollo in connection with the Apollo Transactions of $214.2 million, the equity contribution by our management of $1.9 million and the capital contributions from our former parent company of $101.3 million, which was offset by the payment of a Special Dividend in June 2007 of $216.3 million, the deferred financing costs of $39.0 million incurred as part of the Apollo Transactions and the HoldCo Notes issue, the voluntary repayment of $75.0 million of term B loan on June 28, 2007 and the repayment of long-term debt with Noranda Islandi EHF, a company under common control of Xstrata, of $160.0 million.

The following table sets forth certain historical consolidated cash flow information:

	Pre-predecessor		Predecessor
(in millions)	Year ended December 31, 2005	Period from January 1, 2006 to August 15, 2006	Period from August 16, 2006 to December 31, 2006
Cash provided by operating activities	$57.2	$81.9	$107.8
Cash used in investing activities	(17.8)	(20.5)	(31.8)
Cash used in financing activities	(41.1)	(37.7)	(60.5)

Net (decrease) increase in cash and cash equivalents	$(1.7)	$23.7	$15.5

Cash provided by operating activities totaled $81.9 million in the period from January 1, 2006 to August 15, 2006 and $107.8 million in the period from August 16, 2006 to December 31, 2006 compared to $57.2 million in 2005. The increase was mainly due to an increase in the price of primary aluminum, offset by increases in power and natural gas costs.

Cash used in investing activities was $20.5 million in the period from January 1, 2006 to August 15, 2006 and $31.8 million in the period from August 16, 2006 to December 31, 2006 compared to $17.8 million in 2005. The increase was mainly due to proceeds of $40.5 million from the sale of American Racing Equipment, Inc. received in 2005 and an increase in advances due from Noranda Finance, Inc., an entity wholly owned by our parent at the time, Falconbridge Limited, of $10.7 million, offset by a decrease in capital expenditures of $16.3 million.

Cash used in financing activities totaled $37.7 million in the period from January 1, 2006 to August 15, 2006 and $60.5 million in the period from August 16, 2006 to December 31, 2006 compared to $41.1 million in 2005. The increase in cash flows used in financing activities in 2006 compared to 2005 was mainly due to an increase in net repayments on long-term debt of $14.5 million and a decrease in advances payable to Noranda Finance, Inc. of $38.9 million.

Covenant Compliance

Certain covenants contained in the credit agreement governing our senior secured credit facilities and the indentures governing our notes restrict our ability to take certain actions (including incurring additional secured or unsecured debt, expanding borrowings under existing term loan facilities, paying dividends, engaging in mergers, acquisitions and certain other investments, and retaining proceeds from asset sales), if we are unable to meet defined Adjusted EBITDA to fixed charges and net senior secured debt to Adjusted EBITDA ratios. Further, the interest rates we pay under our senior secured credit facilities are determined in part by the ratio of our net senior secured debt to Adjusted EBITDA. Adjusted EBITDA is computed on a trailing four quarter basis. The minimum or maximum amounts generally required by those covenants and our performance against those minimum or maximum levels are summarized below:

	Requirement		Actual
			March 31, 2008	December 31, 2007
HoldCo:
Senior Floating Rate Notes(1)(2)	1.75 to 1.0		2.8 to 1	2.8 to 1
AcquisitionCo:
Senior Floating Rate Notes(1)(2)	2.0 to 1.0		3.6 to 1	3.7 to 1
Senior Secured Credit Facilities(3)(4)	2.75 to 1.0	(5)	0.91 to 1	1.13 to 1

(1)	Through March 31, 2008, fixed charges are computed as though the related debt was outstanding since January 1, 2007.
(2)	Covenants for the Holdco notes and AcquisitionCo notes are generally based on a minimum ratio of Adjusted EBITDA to fixed charges; however, certain provisions also require compliance with the net senior secured debt to Adjusted EBITDA ratio.

(3)	Covenants for our senior secured credit facilities are generally based on a maximum ratio of net senior secured debt to Adjusted EBITDA; however, certain provisions also require compliance with a net senior debt to Adjusted EBITDA ratio.
(4)	The senior secured credit facilities net debt covenant is calculated based on net debt outstanding under that facility. As of December 31, 2007, we had senior secured debt of $423.7 million offset by unrestricted cash and permitted investments of $75.6 million, for net debt of $348.1 million. As of March 31, 2008, we had senior secured debt of $423.7 million offset by unrestricted cash and permitted investments of $148.2 million, for net debt of $275.5 million.
(5)	Maximum ratio changes to 3.0 to 1.0 at January 1, 2009.

Although we do not expect to violate any of the provisions in the agreements governing our outstanding indebtedness, these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Risk Factors—We have substantial indebtedness, which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from servicing our debt.”

In addition, upon the occurrence of certain events, such as a change of control, we could be required to repay or refinance our indebtedness.

Fixed charges, in accordance with our debt agreements, is the sum of consolidated interest expense and all cash dividend payments with respect to preferred and certain other types of our capital stock. For the purpose of calculating these ratios, pro forma effect is given to any repayment and issuance of debt, as if such transaction occurred at the beginning of the trailing four-quarter period.

EBITDA represents net income before income taxes, net interest expense and depreciation and amortization. We have provided EBITDA figures herein because we believe they provide investors with additional information to measure our performance. We use EBITDA as one criterion for evaluating our performance relative to our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

Adjusted EBITDA, as presented herein and in accordance with our debt agreements, is EBITDA adjusted to eliminate management fees to related parties, certain charges related to the use of purchase accounting and other non-cash income or expenses, which are defined in our credit documents and the indentures governing our notes.

EBITDA and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles, or GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. EBITDA and Adjusted EBITDA should not be considered in isolation from or as alternatives to net income, income from continuing operations, operating income or any other performance measures derived in accordance with GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. For example, EBITDA excludes certain tax payments that may represent a reduction in cash available to us; does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; does not reflect capital cash expenditures, future requirements for capital expenditures or contractual commitments; does not reflect changes in, or cash requirements for, our working capital needs; and does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness.

Adjusted EBITDA, in addition to the adjustments set forth under EBITDA above, includes incremental stand-alone costs and adds back non-cash derivative gains and losses, non-recurring natural gas contract losses and certain other non-cash charges that are deducted in calculating net income. However, these are expenses that may recur, vary greatly and are difficult to predict. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes. You should not consider our EBITDA or Adjusted EBITDA as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following tables reconcile net income to EBITDA and Adjusted EBITDA for the periods presented, in accordance with our credit documents and the indentures governing our notes. All of the following adjustments are in accordance with our credit documents and the indentures governing our notes, which also require the calculation of Adjusted EBITDA for the last twelve months.

	Pre- predecessor	Predecessor	Aggregated Pre- predecessor and Predecessor	Predecessor	Successor	Aggregated Predecessor and Successor	Aggregated Predecessor and Successor	Predecessor	Successor
(in millions)	Period from January 1, 2006 to August 15, 2006	Period from August 16, 2006 to December 31, 2006	Year ended December 31, 2006	Period from January 1, 2007 to May 17, 2007	Period from May 18, 2007 to December 31, 2007	Year ended December 31, 2007	Last twelve months ended March 31, 2008	Three months ended March 31, 2007	Three months ended March 31, 2008
Net income	$71.9	$42.0	$113.9	$14.3	$8.2	$22.5	$9.9	$29.8	$17.2
Income taxes	38.7	23.6	62.3	13.6	5.1	18.7	(1.1)	28.5	8.7
Interest expense, net	12.7	6.4	19.1	6.2	67.2	73.4	94.5	3.1	24.2
Depreciation and amortization	24.3	33.0	57.3	29.7	69.7	99.4	104.7	19.3	24.6

EBITDA	$147.6	$105.0	$252.6	$63.8	$150.2	$214.0	$208.0	$80.7	$74.7

Joint venture EBITDA(a)			13.2			15.3	14.9	4.3	3.9
LIFO expense(b)			5.7			(5.6)	4.7	7.3	17.6
LCM adjustment(c)			—			14.3	—	—	(14.3)
Non-cash derivative gains and losses(d)			7.5			54.0	50.9	1.3	(1.8)
Non-recurring natural gas losses(e)			14.6			—	—	—	—
Incremental stand-alone costs(f)			(4.5)			(2.7)	(1.1)	(1.6)	—
Employee compensation items(g)			2.6			10.4	10.5	—	0.1
Other items, net(h)			4.6			9.6	13.6	0.5	4.5

Adjusted EBITDA			$296.3			$309.3	$301.5	$92.5	$84.7

(a)	Our upstream business is fully integrated from bauxite mined by St. Ann to alumina produced by Gramercy to primary aluminum metal manufactured by our aluminum smelter in New Madrid, Missouri. Our reported EBITDA includes 50% of the net income of Gramercy and St. Ann, based on transfer prices that are generally in excess of the actual costs incurred by the joint venture operations. To reflect the underlying economics of the vertically integrated upstream business, this adjustment eliminates the following components of equity income to reflect 50% of the EBITDA of the joint ventures, for the following aggregated periods:

	Aggregated Pre-predecessor and Predecessor	Aggregated Predecessor and Successor	Aggregated Predecessor and Successor	Predecessor	Successor
(in millions)	Year ended December 31, 2006	Year ended December 31, 2007	Last twelve months ended March 31, 2008	Three months ended March 31, 2007	Three months ended March 31, 2008
Depreciation and amortization	$8.6	$12.4	$12.3	$3.5	$3.4
Net tax expense	3.6	3.2	2.8	0.9	0.5
Interest income	(0.3)	(0.3)	(0.2)	(0.1)	—
Non-cash purchase accounting adjustments	1.3	—	—	—	—

Total joint venture EBITDA adjustments	$13.2	$15.3	$14.9	$4.3	$3.9

(b)

We use the LIFO method of inventory accounting for financial reporting and tax purposes. To achieve better matching of revenues and expenses, particularly in the downstream business where customer LME pricing terms generally correspond to the timing of primary aluminum purchases, this adjustment restates EBITDA to the FIFO method of inventory accounting by eliminating the LIFO expenses related to inventory held at the smelter and downstream facilities. The adjustment also includes non-cash charges relating to inventories that have been revalued at fair value at the date of the Xstrata Acquisition and Apollo Acquisition and recorded in cost of sales during the periods presented resulting from the sales of inventories.

(c)	Reflects adjustments to reduce inventory to the lower of cost, adjusted for purchase accounting, to market value.
(d)	We use derivative financial instruments to mitigate effects of fluctuations in aluminum and natural gas prices. We do not enter into derivative financial instruments for trading purposes. This adjustment eliminates the non-cash gains and losses resulting from fair market value changes of aluminum swaps. These amounts are net of the following cash settlements:

Successor
Three months ended March 31, 2008
Aluminum swaps—fixed price	3,315
Aluminum swaps—variable price	485
Interest rate swaps	—

Total	3,800

(e)	During 2006, as mandated by Falconbridge Limited, we entered into natural gas swaps for the period between April and December 2006 in response to rising natural gas costs at the end of 2005. Natural gas prices, however, decreased in 2006, and as a result, we generated losses on the natural gas swaps. Our credit agreements provide for the exclusion of losses incurred from those natural gas swaps.

(f)	Reflects (i) the incremental insurance, audit and other administrative costs on a stand-alone basis, net of certain corporate overheads allocated by the former parent that we no longer expect to incur on a go-forward basis and (ii) the elimination of income from administrative and treasury services provided to Noranda Aluminum, Inc.’s former parent and its affiliates that are no longer provided.
(g)	Represents stock compensation expense, repricing of stock options and bonus payments.
(h)	Represents the elimination of non-cash and non-recurring items such as advisory fees paid in relation to our acquisition and the registration of the exchange notes, gains and losses from disposal of assets, non-recurring insurance recoveries, non-cash pension expenses, losses relating to GCA Leasing Holding, Inc., an entity retained by Xstrata in connection with the Apollo Transactions, and the annual management fee to Apollo. Upon the consummation of this offering, Apollo expects to terminate the Management Agreement. See “Certain Relationships and Related Party Transactions—Apollo Management Agreement and Transaction Fee.”

Off balance sheet arrangements

We do not have any off balance sheet arrangements.

Seasonality

We do not experience significant seasonality of demand. Our power contracts have seasonally adjusted pricing which results in fluctuations in our cost of production; the rates from June to September are approximately 45% higher than the rates from October to May. See “—Company Overview—Production Costs” for further discussion of our power contracts.

Effect of inflation

While inflationary increases in certain input costs, such as wages, have an impact on our operating results, inflation has had minimal net impact on our operating results during the last three years, as overall inflation has been offset by increased selling prices and cost reduction actions. We cannot assure you, however, that we will not be affected by general inflation in the future.

Contractual Obligations and Contingencies

The following table reflects certain of our contractual obligations as of December 31, 2007.

(in millions)	Total	2008	2009	2010	2011	2012	2013 and beyond
Long-term debt(1)	$1,151.7	$30.3	$—	$—	$—	$—	$1,121.4
Interest on long-term debt(2)	661.4	95.6	95.1	95.1	95.1	95.1	185.4
Operating lease commitments(3)	9.0	2.0	1.6	1.5	1.5	1.0	1.4
Purchase obligations(4)	274.7	215.8	17.9	31.6	5.6	0.7	3.1
Other contractual obligations(5)	189.4	15.0	15.7	16.7	17.7	18.8	105.5

Total	$2,286.2	$358.7	$130.3	$144.9	$119.9	$115.6	$1,416.8

(1)	We have required annual paydowns on our term B loan, which are based on annual company performance; however, payments in future years related to the term loan cannot be reasonably estimated and are not reflected.
(2)	Interest on long-term debt was calculated based on the weighted-average effective LIBOR rate of 4.8% at December 31, 2007. The fronting fee and the undrawn capacity fee of the revolving credit facility are not included here. In addition, interest rate swap obligations of $11.7 million are not included and interest is assumed to be paid entirely in cash. A 1% increase in the interest rate would increase our annual interest expense by $11.5 million prior to any consideration of the impact of interest rate swaps.
(3)	We enter into operating leases in the normal course of business. Our operating leases include the leases on certain of our manufacturing and warehouse facilities.
(4)	Purchase obligations include any outstanding aluminum and gas hedge obligations and minimum purchase requirements under New Madrid’s power contract over the 15-year life of the contract. Additionally, take-or-pay obligations related to the purchase of metal units through 2008 for Norandal, USA, Inc. are included, for which we calculated related expected future cash flows based on the LME forward market at December 31, 2007, increased for an estimated Midwest Premium.
(5)	We have other contractual obligations that are reflected in the consolidated financial statements, including pension obligations, asset retirement obligations and environmental matters, and service agreements. Refer to Note 12 of Notes to Consolidated Financial Statements for information regarding income taxes. As of December 31, 2007, the noncurrent portion of our income tax liability, including accrued interest and penalties related to unrecognized tax benefits, was approximately $10.3 million, which was not included in the total above. At this time, the settlement period for the noncurrent portion of our income tax liability cannot be determined. In addition, any payments related to unrecognized tax benefits would be partially offset by reductions in payments in other jurisdictions.

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to financial, market and economic risks. The following discussion provides information regarding our exposure to the risks of changing commodity prices and interest rates. The interest rate, aluminum and natural gas contracts are held for purposes other than trading. They are used primarily to mitigate uncertainty and volatility, and to cover underlying exposures.

Commodity Price Risks

Noranda is a leading North American integrated producer of primary aluminum and aluminum fabricated products. Noranda has implemented a hedging strategy that it believes will reduce commodity price risk and earnings volatility in the upstream business. Specifically, Noranda has entered into fixed price forward aluminum swaps with respect to a portion of its expected future upstream shipments. The liability relating to these fixed price aluminum swaps has a fair value totaling $279.7 million as of March 31, 2008. Noranda has qualified these contracts for hedge accounting treatment under SFAS 133, and therefore, gains or losses resulting from the change in the fair value of these contracts are recorded as a component of accumulated comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. During the first quarter of 2008, the pre-tax amount of the effective portion of cash flow hedges recorded in accumulated other comprehensive loss was $241.1 million. Gains and losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

Noranda purchases natural gas to meet its production requirements. These purchases expose Noranda to the risk of higher prices. To offset changes in the Henry Hub Index Price of natural gas, Noranda enters into financial swaps, by purchasing the fixed forward price for the Henry Hub Index and simultaneously entering into an agreement to sell the actual Henry Hub Index Price. The natural gas financial swaps were not designated as hedging instruments under SFAS 133. Accordingly, any gains or losses resulting from changes in the fair value of the financial swap contracts are recorded in other expense (income) in the consolidated statement of operations. As of March 31, 2008, there were no outstanding natural gas hedges.

Financial Risk

Interest Rates—Noranda has floating-rate debt which is subject to variations in interest rates. On August 16, 2007, we entered into interest rate swap agreements to limit our exposure to floating interest rates for the periods from November 15, 2007 to November 15, 2011 with a notional amount of $500.0 million. The interest rate swap agreements were not designated as hedging instruments under SFAS No. 133. Accordingly, any gains or losses resulting from changes in the fair value of the interest rate swap contracts were recorded in (gain) loss on derivative instruments and hedging activities in the condensed consolidated statement of operations. As of March 31, 2008, the fair value of such contracts totaled a $20.6 million liability.

Fair Values and Sensitivity Analysis—the fair value of an aluminum swap is the present value of the net cash flows from the fixed and floating legs of the swap and is based on market prices of aluminum quoted on the LME for the term of the swap. The sensitivity of the fair value of the swap to aluminum prices was estimated by shifting forward aluminum prices by 10% and re-calculating the fair value.

The effect on the fair values of interest rate swap contracts of a hypothetical increase and decrease of 50 basis points in the market rates that existed at March 31, 2008, result in an increase of $18.1 million and a decrease of $27.9 million in fair value, respectively.

The sensitivity analysis is not disclosed for natural gas hedges due to the fact that all contracts expired in November 2007.

We have issued variable-rate debt to finance the Apollo Acquisition and will be subject to the variations in interest rates in respect of our floating-rate debt. As of March 31, 2008, outstanding long term debt was $1,151.7 million. A 1% increase in the interest rate would increase our annual interest expense by $11.5 million prior to any consideration of the impact of interest rate swaps.

Material Limitations—the disclosures with respect to commodity prices and interest rates do not take into account the underlying commitments or anticipated transactions. If the underlying items were included in the analysis, the gains or losses on the futures contracts may be offset. Actual results will be determined by a number of factors that are not under Noranda’s control and could vary significantly from those factors disclosed. Noranda is exposed to credit loss in the event of nonperformance by counterparties on the above instruments, as well as credit or performance risk with respect to its customers. Although nonperformance is possible, Noranda does not anticipate nonperformance by any of these parties. Contracts are with creditworthy counterparties.

Recent Accounting Pronouncements

Business Combinations

On December 4, 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. According to transition rules of the new standard, Noranda will apply it prospectively to any business combinations with an acquisition date on or after January 1, 2009, except that certain changes in FASB Statement 109 may apply to acquisitions which were completed prior to January 1, 2009. Early adoption is not permitted. Noranda is currently evaluating the effect of SFAS No. 141(R) on Noranda’s consolidated financial statements.

Consolidated Financial Statements

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51. Statement 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. According to transition rules of the new standard, we will apply it for Noranda’s fiscal year beginning January 1, 2009. Noranda is currently evaluating the effect of SFAS No. 160 on Noranda’s consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. This statement defines fair value, establishes a consistent framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to accounting pronouncements that require or permit fair value measurements, where the FASB previously concluded in those accounting pronouncements that fair value is the most relevant measurement attribute. Accordingly, this new statement does not establish any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, in February 2008, the FASB issued FSP FAS 157-b, Effective Date of FASB Statement No. 157, which defers the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities which are recognized or disclosed at fair value on a non-recurring basis. SFAS 157’s recognition and disclosure requirements still apply to financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually. Accordingly, the company adopted SFAS No. 157 effective January 1, 2008 for its derivatives. See Note 14 on page F-68 for a discussion of the impact of the adoption. The company is currently evaluating the nonfinancial aspects of SFAS No. 157 on the company’s consolidated financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect of SFAS 159 on our consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 amends and expands the disclosure requirements for derivative instruments and about hedging activities with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 does not change accounting for derivative instruments and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

BUSINESS

Company Overview

We are a leading North American vertically integrated producer of value-added primary aluminum products and high quality rolled aluminum coils. We have two integrated businesses: our primary metals, or upstream business, and our rolling mills, or downstream business. Our upstream business currently produces approximately 571 million pounds (259,000 metric tons) of primary aluminum annually, accounting for approximately 10% of total United States primary aluminum production according to Brook Hunt production statistics. Our downstream business, consisting of four rolling mill facilities with a combined annual production capacity of approximately 495 million pounds, is one of the largest aluminum foil producers in North America, according to data from The Aluminum Association.

Our upstream business is vertically integrated from bauxite to alumina to primary aluminum metal. Our 50% joint venture interest in a related bauxite mining operation in Jamaica and our 50% joint venture interest in an alumina refinery in Gramercy, Louisiana provide a secure raw material supply at costs well below recent spot market prices for alumina. In addition, we have a long-term contract that supplies substantially all of our electrical power at our primary aluminum smelter in New Madrid, Missouri that we consider competitively priced. We believe our combination of captive, cost-efficient raw material inputs, secure power and strategically located assets gives us enhanced operating flexibility and a cost advantage over other primary aluminum smelters. According to Brook Hunt, our New Madrid smelter is among the lowest cost smelters in the U.S. and in the second quartile on the global cash cost curve for aluminum smelters.

Primary aluminum is a global commodity, and its price is set on the LME. Due to a long-term supply deficit in the United States and transportation costs, our primary aluminum products typically earn the LME price plus a midwest premium, the sum of which is known as the Midwest Transaction Price. Additionally, we sell 85% of our primary aluminum shipments in the form of value-added products, such as billet, rod and foundry, which earn a fabrication premium over MWTP. We believe we have a competitive advantage because of our attractive pricing and stable cost base.

Our downstream business is a low-cost domestic producer of aluminum rolled products. We own and operate one of the most modern rolling mills in the world, according to a leading metals consultancy company. Versatile manufacturing capabilities and advantageous geographic locations provide our rolling mills with the flexibility to serve a diverse range of end uses while maintaining a low cost base. Because the downstream business prices its products at the MWTP plus a fabrication premium, our downstream earnings are substantially insulated from fluctuations in aluminum prices. As a result, the downstream business’ performance is subject to fluctuations in volumes and the fabrication premium we are able to achieve. The combination of our upstream and downstream businesses creates a further degree of vertical integration, providing the opportunity for additional operational flexibility and incremental income.

The following chart indicates the percentages of sales and operating income represented by each of our upstream and downstream businesses during 2007, 2006 and 2005:

	Percentage of Sales			Percentage of Operating Income
Segment	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%
Upstream	50.1%	49.1%	49.0%	91.2%	90.9%	58.3%
Downstream	49.9%	50.9%	51.0%	8.8%	9.1%	41.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Overview

The aluminum industry consists broadly of the upstream primary aluminum production process and the downstream value-added manufacturing process. Upstream production involves the power intensive process of producing primary aluminum from alumina, which is derived from the raw material bauxite. Downstream aluminum production involves the value-added process of manufacturing aluminum products from primary aluminum, such as finstock, light gauge sheet, foil and other products.

Upstream Business. Primary aluminum is a highly functional metal because of its metallurgical properties and environmentally friendly attributes, such as its light weight and ability to be recycled. Primary aluminum is currently experiencing strong price trends supported to a large extent by improved market fundamentals for aluminum, including global demand growth from developing regions, higher global power costs, new supply constraints and a weaker U.S. dollar, among several other factors. We believe the supply and demand outlook for aluminum supports sustainable, higher LME prices than historical averages due to the following trends:

•	strong global demand driven by economic growth, higher standards of living and increased demand from emerging markets, especially China;

•	barriers to entry for greenfield smelters due to high capital costs, long lead time to market, required regulatory approvals and the scarcity of power;

•	an increase on a global basis in the cost and scarcity of power, which is a significant input cost in the production of primary aluminum;

•	substitution away from other metals (e.g., steel and copper) to aluminum due to aluminum’s strength-to-weight and value-to-weight ratios and relative price compared to other metals; and

•	a weaker U.S. dollar relative to historical periods.

The price of aluminum is driven by global supply and demand. Strong global demand, particularly in China and India, has resulted in a tightening of the global aluminum supply-demand balance. Worldwide stocks ended 2007 at their lowest ever recorded levels. In 2008, global demand production is expected to grow by approximately 10% according to Brook Hunt. In addition to these global trends, there is a shortage of domestically produced primary aluminum in North America. North American aluminum production is approximately 45% of the total North American aluminum demand per 2007 Brook Hunt production statistics.

The following chart illustrates the expected growth in aluminum global consumption. Demand is expected to increase in the aggregate by 23% from 2007 to 2010, and is forecast to almost double by 2020, according to Brook Hunt.

Downstream Business. The aluminum rolled products market represents the supply of and demand for aluminum sheet, plate and foil produced either from sheet ingot or continuously cast roll-stock in rolling mills operated by independent aluminum rolled products producers and integrated aluminum companies alike. Aluminum rolled products are semi-finished aluminum products that constitute the raw material for the manufacture of finished goods ranging from automotive body panels to household foil. There are two major types of manufacturing processes for aluminum rolled products differing mainly in the initial stage of processing:

•	“hot mills” that require sheet ingot, a rectangular slab of aluminum, as starter material; and

•	“continuous casting mills” that can convert molten metal directly into semi-finished sheet.

Both processes require subsequent rolling, which we call cold rolling, and finishing steps such as annealing, coating, leveling or slitting to achieve the desired thicknesses and metal properties. Most customers receive shipments in the form of aluminum coil, a large roll of metal, which can be fed into their fabrication processes.

Our downstream business is a top tier producer of foil and certain light gauge sheet products. Industry-wide, these two segments accounted for approximately 1.7 billion pounds of demand in North America in 2007.

Pricing in the downstream business is generally based on a “pass through” model, which means the price of the end product is equal to the cost of the metal (or MWTP) plus a predetermined, negotiated fabrication premium, which is largely unaffected by short-term volatility in the underlying LME price of primary aluminum. Fabrication premiums in these segments are generally determined in large part by industry capacity utilization, among several other factors. In 2007 and continuing thus far in 2008, the combination of the downturn in the U.S. housing market and the U.S. economy generally has resulted in lower industry volumes and, in addition, reduced fabrication premiums for our downstream business.

Competitive Strengths

We believe that the following strengths allow us to maintain a competitive advantage within the markets in which we operate:

We believe our cost position benefits us in a rising aluminum price environment. Neither our supply of alumina, which we own, nor our New Madrid power contract is tied to the LME price of aluminum. As a result, as the LME price increases, our profit margin expands as well.

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Vertically Integrated Assets. Our upstream business is vertically integrated, from bauxite to alumina to primary aluminum metal. New Madrid has a secure supply of alumina from Gramercy at a net cost that is significantly below recent spot market prices as quoted by Chalco. Similarly, Gramercy has a secure long-term supply of bauxite from St. Ann, whose cash cost is significantly below current contracted market prices for bauxite, according to CRU estimates of traded bauxite prices. The ability to provide either value-added or commodity grade aluminum ensures the availability of markets for all of our primary aluminum production. Approximately 15% of our primary aluminum production is shipped to our downstream mills, providing security of supply to our downstream facilities, and allowing us to take advantage of short-term surges in demand.

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Secure Supply of Electricity. Power is a significant component of the cost to produce primary aluminum and generally represents 1/3 of total production costs. Our New Madrid smelter has entered into a long-term (through May 2020) power supply contract, ensuring the stable supply of power. See “—Primary Metal—Upstream Business—Raw Materials and Supplies.” This contract gives Noranda a distinct advantage over many aluminum smelters facing power shortages or disruptions. We have never experienced a meaningful disruption in our power supply at New Madrid.

Because of the two points noted above, we believe our operations provide a high degree of exposure to rising aluminum prices.

Strategically Located Assets. The ease of access and proximity of Gramercy to St. Ann and New Madrid to Gramercy significantly reduce the cost of freight. New Madrid is the closest Midwest smelter to the Gulf Coast, the entry point for approximately 75% of the alumina shipped to the United States, which allows New Madrid to internally source its alumina from Gramercy or purchase alumina from third parties at a lower freight cost than other U.S. based smelters. In addition, approximately 75% of our shipments are to customers located within a one-day truck delivery distance.

High Quality Downstream Assets. Our downstream business’s largest rolling mill, the Huntingdon–West facility, is recognized as one of the most advanced aluminum production facilities, according to a leading metals consultancy company. This mill began production in 2000 at a capital cost of $238 million and has the lowest conversion cost (excluding metal) for foil stock production in North America according to CRU, an independent consultancy group. We have the ability to shift production and produce a variety of products based on customer demand and forecasted volume, pricing and profitability trends. Our rolling mills are designed and configured to produce a broad suite of products, which permits rapid reaction to changing customer and market demand.

Experienced Management Team. We have a seasoned management team, whose members average more than 18 years of experience in the metals industry. Financial discipline has been a priority of our management team, including control of operating expenses and minimization of balance sheet liabilities, such as pensions and post-employment medical insurance. In March 2008, Layle K. “Kip” Smith joined our business as President and Chief Executive Officer. Mr. Smith has diverse leadership experience, including various management assignments with The Dow Chemical Company and positions as COO of Resolution Performance Products and CEO of Covalence Specialty Materials.

Business Strategy

Pursue Opportunities to Expand our Production. We intend to increase production capacity in our upstream and downstream businesses. Over the last five years, we have increased our upstream production by 41 million pounds. We have budgeted for and have begun a $48 million capital expansion plan for our smelter that is expected to increase annual production by approximately 39 million pounds to 610 million pounds by 2011 and that we also expect will contribute to a reduction in our future average net cash cost per pound of aluminum produced. The total expenditure represents a capital cost of approximately $2,700 per additional metric ton of capacity. Through May 31, 2008, we spent $10.6 million related to these expansion projects and entered into commitments for an additional $1.7 million. Additionally, we intend to regularly review potential opportunities to acquire additional upstream and downstream capacity.

Focus on Productivity Improvements. Our management team is committed to further reducing costs at our production facilities by investing in high-return capital improvements, optimizing labor productivity and implementing projects that improve the operating and energy efficiencies of our upstream and downstream production processes. As a result of past productivity improvements, our 2007 net cash cost to produce primary aluminum in the upstream segment was $0.75 per pound. In future periods, we expect net cash cost to fluctuate based on a variety of factors including changes in the price of electricity and natural gas as well as seasonal effects. In addition, we have identified and implemented the early stages of various capital projects that will increase the downstream business’s ability to use scrap metal to reduce costs. We also maintain Six Sigma programs to rationalize our cost base in the upstream and downstream operations.

Maximize Cash Flow. Senior management has implemented a focused strategy to maximize profitability and cash flow. We intend to manage our working capital, capital expenditures and operational expenditures to generate increased cash flow. From the date of the Apollo Acquisition through March 31, 2008, working capital reductions contributed $135 million to cash flow from operating activities, and we expect to decrease working capital further without sacrificing our product availability or lead times. We also target double digit return on investment after taxes within our growth capital expenditure program, the main component of which is the $48 million smelter expansion project, which is further described on page 49. Since the Apollo Acquisition, we have repaid over $105 million of our term loan indebtedness. We intend to use the excess of our cash from operating activities over capital expenditures to reinvest in our business and reduce leverage.

Maintain a Balanced Financial Profile. In connection with maintaining a leveraged capital structure, we have entered into fixed price forward aluminum swaps with respect to approximately 50% of our expected upstream shipments through 2012 at prices significantly in excess of our 2007 net cash cost. These hedges and our downstream business generate strong and stable cash flow that we can use to deleverage or reinvest in our business. In addition, we have maintained exposure to the LME price on the portion of our upstream shipments that are unhedged. We believe that we have a flexible capital structure that enables us to invest in capacity expansion and to acquire assets on an opportunistic basis, while complying with the terms of our current indebtedness. We may alter our hedging strategy, including increasing or decreasing our percentage of future expected shipments hedged, based on our view in the future of actual and forecasted aluminum prices.

Enhance Safety Performance and Maintain Good Employee Relations. Management believes that maintaining employee safety and a positive working relationship with our employees are key drivers of a well performing business. For the two year period ending December 31, 2007, the number of reportable incidents for our consolidated company decreased by more than 40%. In addition, there have been no significant labor disruptions at any facility under our management since 1996. In August 2007, while negotiating a new five-year labor contract at New Madrid, we attained record production levels at our New Madrid smelter. At the heart of all our efforts to engage employees in the business is management’s commitment to open, honest and regular communication with employees.

The Transactions

The Apollo Acquisition was consummated on May 18, 2007, when Noranda AcquisitionCo acquired the Noranda aluminum business of Xstrata (Schweiz) A.G., or Xstrata, by acquiring the stock of a subsidiary of Xstrata. Noranda HoldCo and Noranda AcquisitionCo were formed by Apollo solely for the purpose of completing the Apollo Acquisition.

In order to partially finance the Apollo Acquisition, Noranda AcquisitionCo issued the AcquisitionCo notes and entered into senior secured credit facilities, which we refer to as the existing senior secured credit facilities, comprised of a term loan and a revolving credit facility. For a more detailed discussion of the AcquisitionCo notes and existing senior secured credit facilities, see “Description of Certain Indebtedness.” As used in this prospectus, the term Apollo Transactions means, collectively, the Apollo Acquisition and the related financings.

In addition, at the time of the Apollo Acquisition, Apollo, in exchange for common stock of Noranda HoldCo, contributed cash of $214.2 million to Noranda HoldCo, which was contributed to Noranda AcquisitionCo. The proceeds from the issuance of AcquisitionCo notes, borrowings under the existing senior secured credit facilities and the investment by Apollo were used to pay the purchase price for the Apollo Acquisition. Subsequent to the Apollo Acquisition, on May 29, 2007, certain members of management of Noranda HoldCo contributed an additional $1.9 million in cash to Noranda HoldCo, in exchange for common stock of Noranda HoldCo.

On June 7, 2007, Noranda HoldCo issued the HoldCo notes. Noranda HoldCo used the proceeds from the offering of the HoldCo notes, as well as $4.3 million of cash on hand, to pay a $216.1 million net cash distribution to its stockholders, which included Apollo and certain members of its management, to make a cash payment of $4.1 million to its optionholders (as part of an adjustment to preserve the value of the Noranda HoldCo options following the dividend), and to pay for fees and expenses related to the offering of the HoldCo notes. As used in this prospectus, the term Special Dividend means the payments to stockholders and optionholders, along with the related financing. Due to highly favorable conditions in the financial markets at the time of the payment of the Special Dividend, our Board of Directors felt that it was in the best interests of the company and our stockholders to recapitalize the company.

Prior to December 31, 2005, Xstrata accumulated a 19.9% ownership interest in Falconbridge Limited, which owned 100% of Noranda Aluminum, Inc. at that time. On August 15, 2006, through a tender offer, Xstrata effectively acquired the remaining 80.1% of the outstanding shares in Falconbridge Limited by which Noranda Aluminum, Inc. became Xstrata’s wholly owned subsidiary. We refer to this acquisition as the Xstrata Acquisition.

Primary Metal—Upstream Business

Business Overview. Our upstream business is a vertically integrated producer of primary aluminum, consisting of a bauxite mine, an alumina refinery and an aluminum smelter.

The process of making aluminum is power intensive and requires a large amount of alumina (aluminum oxide). Alumina is derived from the raw material bauxite, and approximately four pounds of bauxite are required to produce approximately two pounds of alumina, and the two pounds of alumina will produce approximately one pound of aluminum. Our aluminum smelter in New Madrid, Missouri receives substantially all of its alumina requirements at cost plus freight from our Gramercy joint venture. We believe New Madrid has a freight cost advantage relative to other smelters because of the proximity of Gramercy to St. Ann and New Madrid to Gramercy. In addition, New Madrid is the closest Midwest smelter to the Gulf Coast, the entry point for approximately 75% of the alumina shipped to the United States based on Brook Hunt statistics. We believe our location allows New Madrid to internally source its alumina from Gramercy or purchase alumina from third parties at a lower freight cost than other U.S. based smelters. The smelter is also located in an area with abundant sources of electrical power, and in June 2005, we entered into a 15-year power purchase agreement with AmerenUE for the electricity supply of the smelter at a rate that we believe is competitive. According to Brook Hunt, our New Madrid smelter is among the lowest cost smelters in the U.S. and in the second quartile on the global cash cost curve for aluminum smelters.

All of our primary aluminum production occurs at the smelter in New Madrid, which has production capacity of approximately 571 million pounds (259,000 metric tonnes) of primary aluminum annually. The plant site also includes a fabrication facility that converts molten aluminum into value-added products. The fabrication facility has the capacity to produce annually approximately 160 million pounds of rod, 286 million pounds of extrusion billet and 75 million pounds of foundry ingot. Molten aluminum that is not used in these product lines is produced as primary ingots for transfer to our downstream business or sale to other aluminum fabricators.

Approximately 80% of our value-added products are sold at the prior month’s MWTP plus a fabrication premium. Our value-added products are supported by excellent customer service and delivery, which we believe results in a higher net realized price versus some of our competitors. Our major target customers are located in the Midwestern United States and Mexico, with 90% of our customers within one-day truck delivery. To reduce commodity price risk and earnings volatility in the upstream business, we have implemented a hedging strategy that establishes the price at which approximately 50% of our expected cumulative primary aluminum shipments will be sold through December 2012. See “—Commodity Risk Management.”

In 2004, we and Century Aluminum Company, or Century, through a 50/50 joint venture, purchased from Kaiser Aluminum & Chemical Company, the Gramercy, Louisiana alumina refinery that supplies the alumina used at our New Madrid smelter. As part of the acquisition, we and Century, through a separate 50/50 joint venture, also purchased an interest in a Jamaican partnership that owns bauxite mining assets in St. Ann, Jamaica. Bauxite is the principal raw material used in the production of alumina and substantially all of the bauxite used at the Gramercy alumina refinery is purchased from the Jamaican partnership. Gramercy currently produces alumina at a capacity rate of approximately 1.2 million metric tons per year, consisting of approximately 80% smelter grade alumina, or SGA, and 20% alumina hydrate, also known as chemical grade alumina, or CGA. Third-party sales of chemical grade alumina reduce the net cash cost of New Madrid’s alumina supply. In 2007, St. Ann produced approximately 4.5 million tons of bauxite, of which it sold approximately 50% to a third party, which reduced the net cost of bauxite transferred to Gramercy. Since 2004, we and Century have invested $48 million in new mining infrastructure and investments at St. Ann.

Through our wholly owned subsidiary Gramercy Alumina Holdings Inc., we hold an interest in the two joint venture companies as shown below:

Competition. The market for primary aluminum is diverse and highly competitive. We believe that we compete on the basis of price, quality, timeliness of delivery and customer service, with our focus on the latter three areas. We also compete on a global basis with other producers and other materials on the basis of cost. The marginal cost of these producers who are in the highest cost quartile is one factor in determining the market price for aluminum. Noranda Aluminum is a second quartile cost producer. Aluminum also competes with other materials such as steel, plastic, copper, titanium and glass based upon functionality and relative pricing.

Raw Materials and Supply. Electrical power and alumina are the main cost components for primary aluminum production. New Madrid has a power purchase agreement with AmerenUE, pursuant to which New Madrid has agreed to purchase substantially all of its electricity through May 2020. This contract is for regulated power and cannot be altered without the approval of the Missouri Public Service Commission. AmerenUE applied for a 12.1% rate increase and a fuel adjustment clause in April 2008 and we expect a ruling from the Missouri Public Service Commission not later than March 2009. If AmerenUE is fully successful in its rate increase request, New Madrid’s costs will increase by $15.5 million annually. An increase in our costs due to a fuel adjustment clause cannot be estimated at this time.

Our upstream business is fully integrated from bauxite to alumina to primary aluminum metal, ensuring security of raw material supply at long-term competitive costs. New Madrid receives alumina at cost plus freight from our Gramercy refinery. New Madrid is the closest Midwest smelter to the alumina source and therefore has less freight cost than its competition. In addition, our Gramercy refinery also sells chemical grade alumina (hydrate) which helps reduce the production cost for smelter grade alumina consumed by the New Madrid smelter. Bauxite is the principal raw material used in the production of alumina and substantially all of the bauxite used at our Gramercy refinery is purchased from our St. Ann joint venture. We transport bauxite from St. Ann to Gramercy by oceangoing vessels, which are the only available means of transportation. We currently have a four-year contract, effective September 1, 2007, with a third party for bauxite ocean vessel freight, which contains escalators related to the cost of fuel. The contract was negotiated at arm’s length in 2006 based upon a tendering process which included identifying the availability of vessels equipped to carry bauxite in the volumes and frequencies required and related costs.

Our Gramercy refinery has contracts with two local suppliers of natural gas, Coral Energy Resources, L.P. and Atmos Energy Marketing, LLC, which expire on April 30, 2010 and April 30, 2009, respectively. These contracts guarantee a secure supply of natural gas at a price based on the Henry Hub index plus transportation/ pipeline costs. In addition, our contract with Atmos provides security in case of a short-term supply emergency (such as a hurricane or other force majeure situation), by granting Gramercy the option to obligate Atmos to utilize its storage assets to supply Gramercy’s full natural gas supply requirements.

Fuel is a substantial component of the cost structure at our St. Ann bauxite mine. These raw materials are generally linked to the price of oil. Our fuel costs may fluctuate, and we may not be able to mitigate the effect of higher fuel costs. Any increases in fuel costs could cause our operating costs to increase and negatively affect our financial condition, results of operations and cash flows.

Sales and Marketing; Customers. We employ a sales force consisting of inside and outside salespeople. Inside salespeople are responsible for maintaining customer relationships, receiving and soliciting individual orders and responding to service and other inquiries by customers. Our outside sales force is responsible for identifying potential customers and calling on them to explain our services as well as maintaining and expanding our relationships with our current customers. The sales force is trained and knowledgeable about the characteristics and applications of various metals, as well as the manufacturing methods employed by our customers.

Our sales and marketing focus is on the identification of original equipment manufacturers, or OEMs, and other metals end-users that could achieve significant cost savings through the use of our inventory management, value-added processing, just-in-time delivery and other services. We use a variety of methods to identify potential customers, including the use of databases, direct mail and participation in manufacturers’ trade shows. Customer referrals and the knowledge of our sales force about regional end-users also result in the identification of potential customers. Once a potential customer is identified, our outside salespeople assume responsibility for visiting the appropriate contact, typically the vice-president of purchasing or operations and business owners.

All of our value-added (billet, foundry, rod) sales are on a negotiated price basis. In some cases, sales are the result of a competitive bid process where a customer provides a list of products, along with requirements, to us and several competitors and we submit a bid on each product. We have a diverse customer base, with no single customer accounting for more than 8% of our net sales in each of the last three years. Our ten largest customers represented 43% of our net sales in 2007.

St. Ann Bauxite Mine. We and our joint venture partner operate the St. Ann bauxite mine through St. Ann Bauxite Limited, or SABL, a Jamaican limited liability company. SABL’s bauxite mining assets consist of: (1) a concession from the Government of Jamaica, or GOJ, to mine bauxite in Jamaica through 2030 and (2) a 49% interest in St. Ann Jamaica Bauxite Partnership, or SAJPB, which holds the physical mining assets and conducts the mining and related operations pursuant to the concession. The GOJ owns the remaining 51% of SAJPB. The physical mining assets consist primarily of rail facilities, other mobile equipment, dryers and loading and dock facilities. The age and remaining lives of the mining assets vary and they may be repaired or replaced from time to time as part of SAJBP’s ordinary capital expenditure plan.

Under the terms of the GOJ concession, SAJBP mines the land covered by the concession and the GOJ retains surface rights and ownership of the land. The GOJ granted the concession and entered into other agreements with St. Ann for the purpose of ensuring the Gramercy plant will have sufficient reserves to meet its annual alumina requirements and existing or contemplated future obligations under third-party contracts. Under the concession, SABL is entitled annually to ship 4.5 million dry metric tons, or DMT, of bauxite from mining operations in the specified concession area through September 30, 2030. The GOJ is required to provide additional concessions if the specified concession does not contain sufficient quantities of commercially exploitable bauxite. SABL is responsible for reclamation of the land that it mines. In addition, SABL assumed reclamation obligations related to operations prior to the acquisition from Kaiser. The outstanding reclamation liability at December 31, 2007 was $8.0 million.

Pursuant to an Establishment Agreement that governs the relationship between SABL and the GOJ, SABL manages the operations of the partnership (SAJPB), pays operating costs and is entitled to all of its bauxite production. SABL pays the GOJ according to a negotiated fiscal structure, which consists of the following elements: (i) a royalty based on the amount of bauxite mined, (ii) an annual “asset usage fee” for the use of the GOJ’s 51% interest in the mining assets, (iii) customary income and other taxes and fees, (iv) a production levy, which currently has been waived, and (v) certain fees for lands owned by the GOJ that are covered by the concession. In calculating income tax on revenues related to sales to our Gramercy refinery, SABL uses a set market price, which is negotiated periodically between SABL and the GOJ. SABL is currently in the process of negotiating revisions to the fiscal structure with the GOJ, which we expect will be effective January 1, 2009. We expect the revisions to result in a net increase in SABL’s payments to the GOJ, although we currently expect this increase to be less than 1% of our expected cash cost to produce primary aluminum. The production levy may be reinstated, but SABL believes that such reinstatement will be mitigated by other changes in the fiscal structure.

Currently, approximately 50% of the bauxite from St. Ann is refined into alumina at our Gramercy refinery, and the remainder is sold to Sherwin Alumina Company. These third-party sales reduce the net cost of bauxite transferred to Gramercy. During the years ended December 31, 2005, 2006 and 2007, St. Ann mined 3.7 million, 4.9 million and 4.5 million DMTs of bauxite, respectively. St. Ann mined 4.7 million DMTs of bauxite during the twelve months ended March 31, 2008.

Gramercy Alumina Refinery. We and our joint venture partner own the Gramercy refinery through equal interests in Gramercy Alumina LLC, a Delaware limited liability company. At the Gramercy refinery, bauxite is chemically refined and converted into alumina, the principal raw material used in the production of primary aluminum. Extensive portions of the Gramercy refinery were rebuilt and modernized from 2000 through 2002. Gramercy has an annual production capacity of 1.2 million metric tons of alumina, approximately 80% of which is supplied to our New Madrid facility and our joint venture partner. The Gramercy refinery is the primary source for New Madrid’s alumina requirements. New Madrid purchases alumina from time to time from third parties, but the quantities are minimal. The remaining alumina production at the Gramercy refinery is in the form of alumina hydrate, or chemical grade alumina, that is sold to third parties.

Gramercy produced approximately 1.2 million tonnes of alumina during each of the years ended December 31, 2005, 2006 and 2007. Gramercy’s production can be divided into two product categories:

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Smelter Grade Alumina. Gramercy produces approximately 1.0 million tonnes of SGA annually. 50% of the SGA production is consumed by our New Madrid smelter, and the remaining 50% is consumed by our joint venture partner.

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Chemical Grade Alumina (Hydrate). The other 0.2 million tonnes of alumina produced per year are chemical grade. Chemical grade alumina, which we sell to third parties, typically sells at a premium to metallurgical grade. Sales of chemical grade alumina reduce the net production cost for SGA.

New Madrid Primary Aluminum Smelter. New Madrid is responsible for approximately 10% of the aluminum produced in the United States, based on 2007 production statistics from Brook Hunt, and is strategically located as the closest Midwest facility to the supply of alumina. It is also located in an area with abundant sources of electrical power. See “—Raw Materials and Supply” above. The smelter was built in 1971 and underwent significant capacity expansions in 1976, 1983 and 2001. The smelter is located at the mid-point of the Mississippi River near New Madrid, Missouri. It occupies 250 acres of the 4,200 acre St. Jude Industrial Park and has 44 acres under roof. Noranda owns and manages approximately 2,600 acres of the St. Jude Industrial Park, which is the largest industrial park in the State of Missouri. We are in the enviable position of having land available for either expansion or sale to prospective tenants. The smelter is fully integrated with its own raw material unloading facility, environmental control systems and aluminum reduction plant, including carbon anode fabrication, necessary for the annual production capacity of approximately 571 million pounds (259,000 tonnes) of primary aluminum annually.

The plant site also includes a fabrication business for the production of continuous cast rod, extrusion billet and foundry ingot. This business converts molten aluminum into value-added products. The business has the capacity to produce annually approximately 160 million pounds of rod, used mainly for electrical applications and steel de-oxidation; 286 million pounds of extrusion billet, used mainly for building construction and architectural and transportation applications; and 75 million pounds of foundry ingot, used mainly for transportation. New Madrid produces 18% of the rod manufactured in North America and supplies 9% of North American primary extrusion billet. Molten aluminum that is not used in these product lines is produced as primary ingots for transfer to our downstream business or sale to other aluminum fabricators.

Approximately 80% of the products are sold at the prior month’s MWTP plus a fabrication premium. The remainder is either sold at current month pricing plus the MWTP or is fixed 30 days prior to the pricing period. The products are considered to be premium priced and supported by excellent customer service and delivery. Our major target customers are located in the Midwestern United States and Mexico, with 90% of these customers within one-day truck delivery. We employ on average approximately 1,100 people at New Madrid, including on average approximately 208 people in the fabrication business unit.

Rolling Mills—Downstream Business

Business Overview. Our downstream business is an integrated manufacturer of aluminum foil and light sheet with one of the most modern rolling mills in the world. Our rolling mills are located in the southeastern United States, in Huntingdon, Tennessee, Salisbury, North Carolina and Newport, Arkansas, with a combined annual production capacity of approximately 495 million pounds, including 45 million pounds of intra-company shipments. Our products include heavy gauge foil products such as finstock and semi-rigid container stock, light gauge converter foils used for packaging applications, consumer foils and light gauge sheet products such as transformer windings and building products. We primarily sell our products to OEMs of air conditioners, transformers, semi-rigid containers and foil packaging, most of whom are located in the eastern and central part of the United States. Our plants are well situated to serve these customers and approximately 60% of sales are within a one-day delivery distance, resulting in freight savings and customer service benefits. Versatile manufacturing capabilities and advantageous geographic locations provide our rolling mills the flexibility to serve a diverse range of end uses while maintaining a low cost base. Our downstream business maintains a continuous improvement philosophy rooted in a strong Six Sigma culture to minimize variation and help optimize manufacturing and related processes. Additionally, the Huntingdon site has ISO 9001-2000 certification from the International Organization for Standardization with regards to its quality management system. Our products are produced at our four rolling mill facilities:

Plant	Location	Approximate Capacity (in lbs.)	% of Total Capacity	Products
Huntingdon—West	Huntingdon, TN	235 million	48%	Finstock, container stock, intercompany reroll and miscellaneous heavy gauge products

Huntingdon—East	Huntingdon, TN	130 million	26%	Finstock, container stock, transformer windings and miscellaneous heavy gauge products

Salisbury	Salisbury, NC	95 million	19%	Light gauge products including flexible packaging, finstock, container stock, lithographic sheet, intercompany reroll and miscellaneous leveled building products

Newport	Newport, AR	35 million	7%	Light gauge products including flexible packaging

Total		495 million	100%

We price our products at the MWTP plus a negotiated fabrication premium. The fabrication premium is designed to cover all conversion costs to fabricate the rolled products and allow for a profit margin. The cost of primary metal is passed through to customers. Therefore, our profitability is largely insulated from movement in aluminum prices. We use both primary aluminum, which is sourced from various smelters, and discounted metal units, which usually take the form of scrap or recycled scrap ingot. We seek to maximize profitability by optimizing both the mix of rolled products produced and the prime-to-scrap ratio in our metal feed. Approximately 15% of our upstream business’s primary aluminum production is shipped to our downstream mills, providing security of supply to our downstream facilities, and allowing us to take advantage of short-term surges in demand.

Competition. The aluminum rolled products market is highly competitive. We face domestic competition from a number of companies in the markets in which we operate. Our primary competitors are Alcoa, Aleris and

Hindalco (Novelis). Some of our competitors are substantially larger, have more diversified operations, and compete in product lines in which we do not operate. We also face competition from imports, mainly from Asia. The factors influencing competition vary by region and end-use, but we generally compete on the basis of our value proposition, including price, product quality, the ability to meet customers’ specifications, range of products offered, lead times, technical support and customer service.

In addition to competition from within the aluminum rolled products industry, the industry faces competition from non-aluminum materials. In the packaging market, aluminum rolled products’ primary competitors are plastics and cardboard. However, for our most important heat exchanger customers, usage of aluminum finstock is well entrenched because no other material offers more favorable economics. Factors affecting competition with substitute materials include technological innovation, relative prices, ease of manufacture, consumer preference and performance characteristics.

Raw Materials and Supply. The principal raw materials that we use in rolled products manufacturing include primary aluminum, recycled aluminum and alloying elements. Total metal units purchased in 2007 were approximately 365 million pounds. These raw materials are generally available from several sources and are not subject to supply constraints under normal market conditions. We also consume considerable amounts of energy in the operation of our facilities, which is a significant component of our non-metal conversion costs.

Natural gas and electricity represented 100% of our energy consumption in 2007. Fuel oil can be used at our Salisbury plant as a substitute for natural gas, but was not consumed in 2007. The majority of energy usage occurs during the melting/casting process in the form of natural gas. Most of our electricity is consumed in the cold rolling process. We purchase our natural gas on the open market, which subjects us to market pricing fluctuations. Recent natural gas pricing volatility in the United States has increased our energy costs. Forward purchase contracts are used from time to time to help stabilize gas price volatility.

Electricity is purchased through medium-term contracts at competitive industrial rates from regional utilities supplied through local distributors. Supply reliability at all plants has been excellent.

Sales and Marketing; Customers. Our sales force consists of inside and outside salespeople. Our outside sales force is primarily responsible for identifying potential customers and calling on them to negotiate profitable business and handling any subsequent issues that may arise. Inside salespeople are primarily responsible for maintaining customer relationships, receiving and soliciting individual orders and responding to service and other inquiries by customers. The sales force is trained and knowledgeable about the characteristics and applications of our various products, as well as our manufacturing methods and the end-use markets in which our customers are involved.

Our sales and marketing focus is on servicing OEMs who are major participants in the markets where our products are used as inputs. However, our staff participate in industry groups and attend trade shows in order to keep abreast of market developments and to identify potential new accounts. Once a potential new customer is identified, our outside salespeople assume responsibility for visiting the appropriate contact, typically the purchasing manager or manager of operations, to explore and develop business opportunities.

Nearly all business is conducted on a negotiated price basis with a few sales made at list prices, typically to smaller accounts.

Our downstream business has a diverse customer base, with no single customer accounting for more than 10% of our net sales in each of the last three years. In 2007, our ten largest downstream customers represented 52% of net sales. Of our ten largest customers, we have done business with eight for ten years or more, and with six for 20 years or more.

Products. Aluminum foil has several outstanding characteristics that account for a wide range of commercial applications:

•	long life: the aluminum surface has a natural hard, transparent layer of oxide which substantially precludes further oxidation;

•	high electrical and thermal conductivity;

•	nontoxic and nonabsorbent;

•	excellent moisture barrier even at thicknesses less than the diameter of a human hair;

•	light weight;

•	highly reflective and attractive in appearance;

•	“dead fold” for packaging applications;

•	the most plentiful metal in the earth’s crust;

•	the most recycled packaging material in the world; and

•	attractive cost-to-weight ratio compared to other metals such as copper and tin.

We have a variety of distinctive product and service capabilities, providing us with a strong competitive position. Our main product lines are the following:

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Finstock: Bare aluminum foil and sheet ranging in gauge from 0.002” to 0.007” is widely used as a heat exchanger in air conditioners because it provides more heat transfer area per unit of cost than any other material. Aluminum sheet and foil finstock are used in commercial, residential and automotive applications.

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Semi-Rigid Containers: These products are typically made with harder alloys than finstock although the range of gauges is similar, encompassing both foil and light sheet. Formed, disposable aluminum containers are among the most versatile of all packages and are widely used for pre-packaged foods, easily withstanding all normal extremes of heating and freezing.

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Flexible Packaging: Aluminum foil is laminated to papers, paperboards and plastic films to make flexible and semi-rigid pouches and cartons for a wide range of food, drink, agricultural and industrial products. The laminating process is known as “converting,” hence the term “converter foil” for rolled aluminum products used in this application.

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Transformer Windings: Aluminum sheet cut into strips and insulated is widely used as the conducting medium that forms the windings of electrical transformers widely used on power grids. Aluminum’s relatively low cost is key to this application.

Facilities. We operate four plants at three locations in the southeastern United States and our divisional offices are located at our corporate headquarters in Franklin, Tennessee.

Plant	Location	Approximate Capacity (lbs.)(1)	% of Total Capacity	Number of Employees(2)
Huntingdon—West	Huntingdon, TN	235 million	48%	413	(3)
Huntingdon—East	Huntingdon, TN	130 million	26%	0	(3)
Salisbury	Salisbury, NC	95 million	19%	213
Newport	Newport, AR	35 million	7%	110
Divisional Office	Franklin, TN	—	—	36

Total		495 million	100%	772

(1)	Capacity varies with product mix and includes intra-company reroll.
(2)	Includes hourly and salaried employees as of March 31, 2008.
(3)	413 is the total for the Huntingdon site and includes 38 temporary employees.

Huntingdon. Our largest production site is in Huntingdon, Tennessee, with an annual capacity of 330–370 million pounds. The Huntingdon site is subject to a long-term lease arrangement with the Industrial Development Board of the Town of Huntingdon, pursuant to which we functionally own the facility and can acquire legal title for the nominal sum of $100. The site includes a long established casting and rolling facility which was built in 1967 and acquired from Archer Aluminum by Noranda in 1979, which we refer to as the East Plant. Construction began on a second plant in 1998 and production started in 2000 at a capital cost of $238 million, which we refer to as the West Plant. The two plants are physically separate, but are operated with shared administration and maintenance personnel, and with some sharing of production capabilities. The Huntingdon—West facility is recognized as the most modern rolling facility in North America, and has the lowest conversion cost (excluding metal) for foil stock production in North America according to CRU, an independent business analysis and consultancy group focused in part on the mining and metals sectors.

Salisbury. This plant was originally constructed in 1965 and has a capacity of approximately 95 million pounds. The Salisbury plant is one of the largest U.S. producers of intermediate width light gauge product (0.000X” thickness), typically sold to customers who laminate the foil with paper, plastic or cardboard used in flexible packaging applications such as juice boxes. The facility also has a “tension leveling” line which enables production of lithographic sheet, a higher margin item used in the printing industry.

Newport. The Newport plant is a rolling and finishing operation only and relies on intermediate gauge “reroll” supplied by Salisbury or Huntingdon. We believe this plant has the widest light gauge mills in North America. The Newport plant has a production capacity of approximately 35 million pounds.

Government Regulation and Environmental Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. In particular, our operations are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. We have spent, and expect to spend, significant amounts for compliance with those laws and regulations.

The 1990 amendments to the U.S. Clean Air Act impose stringent standards on the aluminum industry’s air emissions. These amendments affect our operations, as technology-based standards relating to reduction facilities and carbon plants have been instituted. Although we cannot predict with certainty how much we will be required to spend to comply with these standards, our general capital expenditure plan includes certain projects designed to improve our compliance with both known and anticipated air emissions requirements. In addition, under certain environmental laws which may impose liability regardless of fault, we may be liable for the costs of remediation of contamination at our currently and formerly owned or operated properties or adjacent areas where such contamination may have migrated, third-party sites at which wastes generated by our operations have been disposed of or for the amelioration of damage to natural resources, subject to our right to recover certain of such costs from other potentially responsible parties or from indemnitors or insurers. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. We cannot predict what environmental laws or regulations will be enacted or amended in the future, how existing or future laws or regulations will be interpreted or enforced or the amount of future expenditures that may be required to comply with such laws or regulations. Such future requirements may result in liabilities which may have a material adverse effect on our financial condition, results of operations or liquidity.

We have incurred, and in the future will continue to incur, capital expenditures and operating expenses for matters relating to environmental compliance. We have planned capital expenditures related to environmental matters at all of our facilities of approximately $1.6 million in 2008 and $0.4 million in 2009. In addition, we expect to incur operating expenses relating to environmental matters of approximately $15.0 million in 2008 and $15.2 million in 2009. As part of our general capital expenditure plan, we also expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts.

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. Our aggregate environmental related accrued liabilities were $18.5 million at December 31, 2005, $16.1 million at December 31, 2006 and $8.8 million at December 31, 2007. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

The Gramercy joint venture, on a full venture basis, has an accrued liability at December 31, 2007 of $4.6 million in connection with the remediation of historic contamination at our Gramercy, Louisiana facility. This amount is partially offset by a $2.0 million balance that remains in an environmental escrow established by Kaiser Aluminum & Chemical Company at the time it sold us the facility. We have also funded, in a restricted cash account, $6.2 million for the closure and post-closure care of the “red mud lakes” at the Gramercy facility, where we dispose of non-hazardous red mud wastes from our refining process.

Employees

As of March 31, 2008, we employed approximately 3,000 persons, including employees of our joint ventures. As of the same date, approximately 2,000 of our employees (approximately 67%) at various sites were members of the following unions: the United Steelworkers of America; the International Association of Machinists and Aerospace Workers; the University and Allied Workers Union; and the Union of Technical, Administrative and Supervisory Personnel. We have been successful in establishing productive working relationships with these unions. Within the consolidated business segments, there has not been a labor disruption at any of the facilities since 1996. Within the unconsolidated business segments of Gramercy and St. Ann, approximately 70% and 82% of the workforce is unionized, respectively. Since the acquisition in 2004, our management has successfully negotiated a labor contract with the United Steelworkers at Gramercy and labor contracts with each of the two Jamaican-based unions at St. Ann. It has established a good working relationship with each of these groups.

We are currently a party to six collective bargaining agreements, including three at our joint ventures, which expire at various times. We entered into a new five-year labor contract at New Madrid effective September 1, 2007, which provides for an approximately 3% increase per year in compensation. Two agreements with unions at St. Ann expired in 2007. Consistent with Jamaican labor practices, negotiations with each union are on-going as of the date of this prospectus. We experienced a brief work slowdown in April 2008 in connection with these negotiations. We expect negotiations to be finalized in 2008, and a work stoppage, although possible, is not anticipated. All other collective bargaining agreements expire within the next five years. A new collective bargaining agreement at our Newport rolling mill is effective June 1, 2008.

From time to time, there are shortages of qualified operators of metals processing equipment. In addition, during periods of low unemployment, turnover among less-skilled workers can be relatively high. We believe that our relations with our employees are satisfactory.

See “Risk Factors—Risks Related to Our Business—The loss of certain members of our management may have an adverse effect on our operating results” and “Risk Factors—Risks Related to Our Business—We could experience labor disputes that disrupt our business.”

Commodity Risk Management

We have entered into fixed price forward aluminum swaps on approximately 50% of our expected cumulative primary aluminum shipments through 2012, at prices attractive relative to historical levels and which we believe will help ensure positive cash flows based on our expected cost structure. See “Description of Certain Indebtedness—The Aluminum Swaps.”

The primary purpose of our commodity risk management activities is to hedge our exposure to price risk, so as to increase the probability that we will be able to meet our debt service requirements, pay other fixed charges and make necessary capital expenditures, despite fluctuations in commodity prices. We may alter our hedging strategy, including increasing or decreasing our percentage of future expected shipments hedged, based on our view in the future of actual and forecasted aluminum prices.

Insurance

The primary risks in our operations are bodily injury, first party property damage and vehicle liability. New programs have been implemented since the completion of the Apollo Acquisition, similar to those formerly provided by Xstrata, covering general/products and umbrella/excess liability, auto liability, workers compensation, property insurance (including business interruption, extra expense and contingent business interruption/extra expense) and other coverages customary for a company such as Noranda at levels which we consider sufficient to protect us against catastrophic loss due to claims associated with bodily injury and/or property damage. All policies will be underwritten with insurers that are rated A- or better by A.M. Best Company.

Safety

Our goal is to provide an accident-free workplace. We are committed to continuing and improving upon each facility’s focus on safety in the workplace. We currently have a number of safety programs in place, which include regular weekly safety meetings and training sessions to teach proper safe work procedures.

Our executive management, along with site managers and union leadership, are actively involved in supporting and promoting the ongoing emphasis on workplace safety. Improvement in safety performance is a key metric used in determining annual incentive awards for our salaried employees. We have experienced improvements in our overall safety record in each of the past three years.

Research and Development

We do not incur material expenses in research and development activities but from time to time participate in various research and development programs. We address research and development requirements and product enhancement by maintaining a staff of technical support, quality assurance and engineering personnel.

Legal Proceedings

From time to time, we are involved in a variety of claims, lawsuits and other disputes arising in the ordinary course of business. We believe the resolution of these matters and the incurrence of their related costs and expenses should not have a material adverse effect on our consolidated financial position, results of operations or liquidity. While it is not feasible to predict the outcome of all pending suits and claims, the ultimate resolution of these matters as well as future lawsuits could have a material adverse effect on our business, financial condition, results of operations or reputation.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors as of the date of this prospectus are as follows:

Name	Age	Position
Executive Officers
Layle K. Smith	53	President and Chief Executive Officer
Richard J. Anderson	59	Chief Financial Officer
Kyle D. Lorentzen	42	Chief Operating Officer
Alan K. Brown	61	Secretary and General Counsel
Scott Croft	44	President of Norandal USA, Inc.
Keith Gregston	59	President, Primary Division of Noranda Aluminum, Inc.

Directors
Joshua J. Harris	43	Director
Layle K. Smith	53	Director
William H. Brooks	65	Director and Chairman of the Board of Directors
Eric L. Press	42	Director
Gareth Turner	44	Director
M. Ali Rashid	32	Director
Matthew H. Nord	29	Director
Matthew R. Michelini	26	Director
Scott Kleinman	35	Director
Alan H. Schumacher	61	Director
Thomas R. Miklich	61	Director
Robert Kasdin	50	Director

Layle K. Smith, 53, became President and Chief Executive Officer and a director of Noranda HoldCo on March 3, 2008. From April 2007 to December 2007, Mr. Smith held the position of Executive Director with the Berry Plastics Corporation. From June 2006 to March 2007, he was CEO and a member of the Board of Directors of Covalence Specialty Materials Corporation until it merged under common Apollo control with Berry Plastics Corporation. From September 2004 to May 2005, Mr. Smith was President and Chief Operating Officer of Resolution Performance Products LLC, an Apollo portfolio company that merged under common Apollo control with Hexion Specialty Chemicals Inc. Mr. Smith served as a Divisional President at Hexion until his departure in June 2006. From February 2002 to February 2004, Mr. Smith was Chief Executive Officer and Director of NxtPhase Corporation, a manufacturer of high voltage digital optical sensors, relays and recorders. A receiver was appointed for NxtPhase in 2004. Prior to joining NxtPhase Corporation, Mr. Smith held roles at Ballard Power Systems and The Dow Chemical Company. Mr. Smith graduated in 1981 from Harvard University with an MBA and in 1977 with a BA in Chemistry.

William H. Brooks, 65, has been a director of Noranda HoldCo since July 2, 2007 and became Chairman of the Board of Noranda HoldCo on March 3, 2008. Mr. Brooks was the President and CEO of Noranda HoldCo from May 18, 2007 to March 3, 2008. His previous assignments included President of the Aluminum Business, President of the Rolling Mills Division, President of Primary Products Division and Plant Manager at Huntingdon. Mr. Brooks has 30 years of experience in the aluminum industry, having been with Noranda Aluminum for 22 of those years. Mr. Brooks holds a BS in Business from Cleveland State University and an MBA from the University of Tennessee and is a Certified Public Accountant.

Richard J. Anderson, 59, was appointed Chief Financial Officer of Noranda Aluminum, Inc. in 2001 and has been Chief Financial Officer of Noranda HoldCo since May 18, 2007. His previous assignments included Senior Vice President Controller for Noranda Inc.; Senior Vice President Finance, Noranda Minerals; Group

Controller, Zinc Division; and Group Controller Copper Division for Noranda. Mr. Anderson has 36 years of experience in the metals business. Mr. Anderson holds a BS in Business degree from York University, and is a Canadian Certified Management Accountant.

Kyle D. Lorentzen, 42, became Chief Operating Officer of Noranda HoldCo on May 5, 2008. Mr. Lorentzen was the Vice President of Corporate Development with Berry Plastics Corporation from April 2007 to May 2008. From February 2007 to April 2007, he was the Vice President of Strategic Development for Covalence Specialty Materials, until it merged under common Apollo control with Berry Plastics Corporation. From May 2005 to February 2007, Mr. Lorentzen was the Vice President of Finance for Hexion’s Epoxy and Phenolics Division. From May 1999 to May 2005, Mr. Lorentzen served as the Director of Finance at Borden Chemical, an Apollo portfolio company that merged under common Apollo control to form Hexion in May 2005. Mr. Lorentzen holds a BA in Economics from Wake Forest University and an MBA from University of Massachusetts.

Alan K. Brown, 61, has been Vice President of Legal and Human Resources of Noranda Aluminum, Inc. since 1992 and has been Secretary of Noranda HoldCo since May 18, 2007 and General Counsel of Noranda HoldCo since June 4, 2007. His previous assignments were Vice President Human Resources, Beazer East, Director Compensation and Benefits, Koppers Co., and Staff Vice President Allegeny International, all of Pennsylvania. Mr. Brown holds a BA from the College of William and Mary, a JD from Case Western Reserve University and is a member of the Ohio bar.

Scott Croft, 44, was appointed President of the Rolling Mills division in 2006 and has been the President and a director of Norandal USA, Inc., our wholly owned subsidiary, since 2006. His previous assignments included Site Manager at Huntingdon from 2002 to 2006, Director of Foil Operations from 2001 to 2002, Plant Manager at Salisbury from 1995 to 2000 and Production Manager at Huntingdon from 1993 to 1995. Mr. Croft holds a BS in Metallurgical Engineering from the University of Pittsburgh and an MBA from Syracuse University.

Keith Gregston, 59, was appointed President and General Manager of the New Madrid Plant in 2004. His previous assignments included Director of Operations at New Madrid from 2002 to 2004, Reduction Plant Manager, Value-Added Products Manager and Senior Engineer. Mr. Gregston has 35 years of experience in the aluminum industry. Mr. Gregston holds a BS in Metallurgical Engineering from the University of Kentucky and completed the Manufacturing Executive Program at the University of Michigan Business School.

Joshua J. Harris, 43, became a director of Noranda HoldCo on July 2, 2007. Mr. Harris is President of Apollo Global Management, LLC and Founding Partner of Apollo Management, L.P. which was started in 1990. Prior to 1990, Mr. Harris was a member of the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated. Mr. Harris currently serves on the boards of directors of the general partner of AP Alternative Assets, Apollo Global Management LLC, Berry Plastics, Ceva Logistics, Hexion Specialty Chemicals, Metals USA, Momentive Performance Materials and Verso Paper. Mr. Harris has previously served on the boards of directors of Nalco, Allied Waste Industries, Pacer International, General Nutrition Centers, Furniture Brands International, Compass Minerals Group, Alliance Imaging, NRT Inc., Covalence Specialty Materials, United Agri Products, Quality Distribution and Whitmire Distribution. Mr. Harris is actively involved in charitable and political organizations. He is a member and serves on the Corporate Affairs Committee of the Council on Foreign Relations. Mr. Harris serves as a member of the Department of Medicine Advisory Board for The Mount Sinai Medical Center and is a member of The University of Pennsylvania’s Wharton Undergraduate Executive Board. Mr. Harris graduated summa cum laude and Beta Gamma Sigma from the University of Pennsylvania’s Wharton School of Business with a BS in economics and received his MBA from the Harvard Business School, where he graduated as a Baker and Loeb Scholar.

Eric L. Press, 42, became a director of Noranda HoldCo on March 27, 2007. Mr. Press is a partner of Apollo. Prior to joining Apollo in 1998, Mr. Press was associated with the law firm of Wachtell, Lipton, Rosen & Katz, specializing in mergers, acquisitions, restructurings and related financing transactions. From 1987 to 1989, Mr. Press was a consultant with The Boston Consulting Group (BCG), a management consulting firm focused on corporate strategy. Mr. Press has been engaged in all aspects of Apollo’s lodging, leisure and entertainment investment activities, as well as Apollo’s investments in basic industries and financial services. Mr. Press serves on the boards of directors of Prestige Cruise Holdings, Affinion Group, Metals USA, Harrah’s Entertainment, Inc. and Innkeepers USA Trust. He also serves on the Board of Trustees of the Rodeph Sholom School in New York City. Mr. Press graduated magna cum laude from Harvard College with an AB in Economics, and from Yale Law School, where he was a Senior Editor of the Yale Law Review.

Gareth Turner, 44, became a director of Noranda HoldCo on May 18, 2007. Mr. Turner joined Apollo in 2005 and is based in London. From 1997 to 2005, Mr. Turner was employed by Goldman Sachs as a Managing Director in its Industrial and Natural Resources investment banking group. Based in London from 2003 to 2005, Mr. Turner was head of the Global Metals and Mining Group. He has a broad range of experience in both capital markets and M&A transactions and was active in the private equity group (PIA) of Goldman Sachs, having been a key advisor to this division. Prior to joining Goldman Sachs, Mr. Turner was employed at Lehman Brothers from 1992 to 1997, and prior to this, he worked for Salomon Brothers from 1991 to 1992 and RBC Dominion Securities from 1986 to 1989. Mr. Turner serves on the board of CEVA Group plc. Mr. Turner graduated from the University of Western Ontario with an MBA with Distinction in 1991 and from the University of Toronto with his BA in 1986.

M. Ali Rashid, 32, became a director of Noranda HoldCo on May 18, 2007. Mr. Rashid is a partner of Apollo. He has been employed with Apollo since 2000. Prior to that time, Mr. Rashid was employed by the Goldman Sachs Group in the Financial Institutions Group of its Investment Banking Division. Mr. Rashid serves on the board of directors of Metals USA, Quality Distribution, Realogy Corporation and Countrywide plc. Mr. Rashid received an MBA from the Stanford Graduate School of Business and graduated Magna Cum Laude and Beta Gamma Sigma from Georgetown University with a BS in Business Administration.

Matthew H. Nord, 29, became a director of Noranda HoldCo on March 27, 2007. Mr. Nord is a principal of Apollo and has been associated with Apollo since 2003. From 2001 to 2003, Mr. Nord was a member of the Investment Banking division of Salomon Smith Barney Inc. Mr. Nord serves on the board of directors of Affinion Group Inc., Hughes Telematics and SOURCECORP, Inc. Mr. Nord graduated summa cum laude with a BS in Economics from the Wharton School of the University of Pennsylvania.

Matthew R. Michelini, 26, became a director of Noranda HoldCo on March 27, 2007. Mr. Michelini joined Apollo in 2006. Prior to joining Apollo, Mr. Michelini was a member of the Technology, Media & Telecommunications group at Lazard Frères & Co. from 2004 to 2006. Mr. Michelini graduated from Princeton University with a BS in Mathematics and a Certificate in Finance.

Scott Kleinman, 35, became a director of Noranda HoldCo on December 7, 2007. Mr. Kleinman is a partner at Apollo, where he has worked since February 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Mr. Kleinman is also a director of Hexion Specialty Chemicals, Momentive Performance Materials, Realogy Corporation and Verso Paper Inc. Mr. Kleinman received a BA and a BS from the University of Pennsylvania and the Wharton School of Business, respectively, graduating magna cum laude, Phi Beta Kappa.

Alan H. Schumacher, 61, became a director of Noranda HoldCo on January 18, 2008. From 1977 to 2000, Mr. Schumacher served in various financial positions at American National Can and American National Can Group, most recently serving as Executive Vice President and Chief Financial Officer. Mr. Schumacher is currently a member of the Federal Accounting Standards Advisory Board. He is a director of BlueLinx Holdings and Quality Distribution, Inc.

Thomas R. Miklich, 61, became a director of Noranda HoldCo on January 18, 2008. Mr. Miklich was Chief Financial Officer of OM Group, Inc., a specialty chemical company, from 2002 until his retirement in 2004. Prior to that he was Chief Financial Officer and General Counsel of Invacare Corporation from 1993 to 2002. He is a director of Quality Distribution, Inc.

Robert Kasdin, 50, became a director of Noranda HoldCo on February 21, 2008. Mr. Kasdin was appointed Senior Executive Vice President of Columbia University in March 2002 and assumed his responsibilities as of September 1, 2002. Prior to joining Columbia University, he served as the Executive Vice President and Chief Financial Officer of the University of Michigan. Before his service at the University of Michigan, he was the Treasurer and Chief Investment Officer for The Metropolitan Museum of Art in New York City, and the Vice President and General Counsel for Princeton University Investment Company. He started his career as a corporate attorney at Davis Polk & Wardwell. He is President of the Board of Trustees of The Dalton School, and a trustee of the National September 11 Memorial & Museum. Mr. Kasdin earned his AB from Princeton and his JD from Harvard Law School.

There are no family relationships between any of the executive officers or directors of Noranda HoldCo.

Committees of our Board of Directors

Upon consummation of this offering, our Board of Directors will have five standing committees: an audit committee, compensation committee, nominating and corporate governance committee, executive committee and environmental, health and safety committee. Following the consummation of this offering, we intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which exempts us from certain requirements, including the requirements that we have a majority of independent directors on our Board of Directors and that we have compensation and nominating and corporate governance committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members.

If at any time we cease to be a “controlled company” under the New York Stock Exchange Rules, the Board of Directors will take all action necessary to comply with the applicable New York Stock Exchange Rules, including appointing a majority of independent directors to the Board of Directors and establishing certain committees composed entirely of independent directors.

Audit Committee

Upon consummation of this offering, our audit committee will consist of                  ,                          and                         . Our Board of Directors has determined that                                 qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that each of                                              , and                                  are independent as independence is defined in Rule 10A-3 of the Exchange Act and under the New York Stock Exchange listing standards.

The principal duties and responsibilities of our audit committee are to oversee and monitor the following:

•	our financial reporting process and internal control system;

•	the integrity of our financial statements;

•	the independence, qualifications and performance of our independent auditor;

•	the performance of our internal audit function; and

•	our compliance with legal, ethical and regulatory matters.

Compensation Committee

The current members of the compensation committee are Messrs. Press and Nord. The principal duties and responsibilities of the compensation committee are as follows:

•

to review, evaluate and make recommendations to the full Board of Directors regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our chief executive officer, all employees who report directly to our chief executive officer and other members of our senior management;

•	to review and make recommendations to the Board of Directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the board of directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•

to prepare an annual compensation committee report, provide regular reports to the board, and take such other actions as are necessary and consistent with the governing law and our organizational documents.

We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.

Nominating and Corporate Governance Committee

Prior to consummation of this offering, our Board of Directors will establish a nominating and corporate governance committee. We expect that the members of the nominating and corporate governance committee will be                  and                  , who will be appointed to the committee promptly following this offering. The principal duties and responsibilities of the nominating and corporate governance committee will be as follows:

•

to establish criteria for board and committee membership and recommend to our Board of Directors proposed nominees for election to the Board of Directors and for membership on committees of our Board of Directors;

•	to make recommendations regarding proposals submitted by our stockholders; and

•	to make recommendations to our Board of Directors regarding board governance matters and practices.

We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Executive Committee

The current members of the executive committee are Messrs. Smith, Press and Nord. The principal duties and responsibilities of the executive committee are as follows:

•	subject to applicable law, to exercise the powers and the duties of the Board of Directors between board meetings and while the Board of Directors is not in session; and

•	to implement the policy decisions of the Board of Directors.

Environmental, Health and Safety Committee

The current members of the environmental, health and safety committee are Messrs. Brooks, Turner and Kleinman. The principal duties and responsibilities of the environmental, health and safety committee are as follows:

•	to review our policies, practices and programs with respect to the management of environmental, health and safety affairs, including those related to sustainability and natural resource management;

•	to monitor our compliance with environmental, health and safety laws and regulations, and our policies relating thereto; and

•

to receive reports from management regarding significant legislation or regulations, judicial decisions, treaties, protocols, conventions or other agreements, public policies or medical or other scientific developments involving environmental, health and safety issues that will or may have an effect on our business.

EXECUTIVE COMPENSATION

Overview And Objectives Of Compensation Program

We have generally continued the pre-existing stand-alone compensation programs applicable to our executives prior to the Apollo Acquisition. These programs were designed to retain our executives, while also motivating them to achieve specific financial objectives and aligning their interests with our shareowners. Noranda’s compensation program is intended to recognize strong governance of Noranda HoldCo and its subsidiaries (with special emphasis, at the management level, on retention and long-term incentives following our transition from Xstrata), excellent cash management, long-term earnings growth and safety performance.

Role Of The Compensation Committee

During the period from the consummation of the Apollo Acquisition through December 6, 2007, the Board of Directors of Noranda HoldCo (then consisting of Messrs. Harris, Brooks, Press, Turner, Rashid, Nord, Michelini and Kleinman) made all significant compensation decisions, and as such, had primary responsibility for establishing, implementing and monitoring compliance with Noranda’s compensation philosophy.

On December 7, 2007, the Board of Directors of Noranda HoldCo established a compensation committee to assist the Board in more fully developing and implementing the compensation program for our Chief Executive Officer (the “CEO”) and other executives and to ensure that the total compensation and benefits paid to or provided to executives is reasonable, fair, and competitive (hereafter, said Board of Directors and the compensation committee (together with our Board of Directors where appropriate) are referred to in this prospectus as the “Compensation Committee”). The current members of the Compensation Committee are Mr. Press, as Chairman, and Mr. Nord.

In evaluating the type and amount of compensation for our executives, we expect to review their current pay, their opportunities for future compensation, their contributions to the goals and objectives outlined for them within the company and its subsidiaries and their long-term prospects within the company and its subsidiaries. We believe this compensation philosophy provides strong long-term incentives, effective cash flow management and investment in the long-term growth of the business.

The Compensation Committee’s specific roles under the Compensation Committee Charter are:

•

to approve and recommend to our Board of Directors all compensation plans for (1) the CEO of the company, (2) all employees of the company and its subsidiaries who report directly to the CEO and (3) other members of senior management of the company and its subsidiaries (collectively, the “Senior Management Group”), as well as all compensation for our Board of Directors;

•	to approve the short-term compensation of the Senior Management Group and to recommend short term compensation for members of our Board of Directors;

•	to approve and authorize grants under the company’s or its subsidiaries’ incentive plans, including all equity plans and long-term incentive plans; and

•	to prepare any report on executive compensation required by Securities and Exchange Commission rules and regulations for inclusion in our annual proxy statement, if any.

Role Of Executive Officers In Compensation Decisions. The Compensation Committee evaluates the performance of the CEO and determines the CEO’s compensation in light of the goals and objectives of the compensation program on at least an annual basis. The Compensation Committee and the CEO together will assess the performance and compensation of the other named executives. The Compensation Committee, together with the CEO, annually will review the performance of each member of the Senior Management Group as compared with the achievement of Company or operating division goals, as the case may be, together with each executive’s individual goals. The Compensation Committee can exercise its discretion in modifying any recommended adjustments or awards to the executives. Both performance and compensation are evaluated to ensure that the company is able to attract and retain high quality executives in vital positions and that the compensation, taken as a whole, is competitive and appropriate compared to that of similarly situated executives in other corporations within the industry.

Setting Executive Compensation. Based on the above objectives and philosophies, the Compensation Committee has established annual and long-term cash and equity compensation components to motivate the executives to achieve, and hopefully exceed, the business goals established by the company and to fairly reward such executives for achieving such goals. The Compensation Committee has not retained a compensation consultant to review our policies and procedures with respect to executive compensation. The Compensation Committee periodically conducts a review of the aggregate level and mix of our executive compensation against other companies in our industry (both publicly and privately held), as well as in other industrial companies. The Compensation Committee intends that the aggregate level of executive compensation opportunities for our executive officers should be consistent with the range of compensation paid by other similarly situated companies given the achievement of similar financial and operating performance. The Compensation Committee periodically reviews which peer companies should be used for these benchmarking purposes. Such peer companies may include some or all of the following companies: Alcoa Inc., Allegheny Technologies Incorporated, Aluminum Corporation of China Limited, Carpenter Technologies Limited, Century Aluminum Company, Cleveland-Cliffs Inc., Kaiser Aluminum Corporation, Nucor Corporation, OM Group, Inc., Quanex Building Products Corporation, and Titanium Metals Corporation. The Compensation Committee generally endeavors to set compensation levels in proximity to the midpoint of peer company levels, but makes individualized determinations based on the particular goals of each compensation decision.

Elements Used To Achieve Compensation Objectives

The company’s compensation programs are designed to emphasize and reward the key areas for our business: strong governance, safety, cash flow management and earnings growth. The company’s compensation programs include five basic elements: (1) annual cash compensation; (2) management equity investment; (3) equity compensation awards pursuant to the Noranda Aluminum Holding Corporation 2007 Long-Term Incentive Plan (which we sometimes refer to as the Noranda 2007 Incentive Plan); (4) post-employment compensation; and (5) perquisites and other personal benefits. The company’s arrangements for its executive officers use a mix of base salary and incentive bonus, an opportunity to purchase equity in the company and stock option grants in amounts relative to the amount of equity purchased, in addition to perquisites and other personal benefits (as described below).

Annual Cash Compensation.

Base Salaries

Our executive officers’ base salaries depend on their position within the company and its subsidiaries, the scope of their responsibilities and the period during which they have been performing those responsibilities and their overall performance. Since the consummation of the Apollo Acquisition, we have generally continued to pay base salaries at the levels paid to our executive officers by Falconbridge and Xstrata prior to the Apollo acquisition. With the exception of Mr. Brooks, none of our executive officers’ base salaries were changed as a result of the Xstrata acquisition. Xstrata increased Mr. Brooks’ base salary shortly after its acquisition of the company due to Mr. Brooks’ increased responsibility as a member of Xstrata’s Executive Management Committee.

Both Falconbridge and the company have, for a number of years, used the Hay Associates job evaluation system to assist in determining salary grades for all salaried employees including executive officers. The Company has not in recent years retained Hay Associates as a consultant, although it has purchased access to certain Hay databases. The Hay system measures factors such as accountability, decision making authority, problem solving requirements and other measures of job content to evaluate the relative ranking of jobs within the company. That data is then matched with salary data for similar jobs in the broader marketplace to arrive at market competitive salary levels for company jobs. Company jobs with similar job content and market place values are then grouped into salary grades. Salary grades at the company are used to determine both base salary levels and target bonus amounts for company employees. Base salaries are reviewed on an annual basis, and will be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience, as well as the terms of any agreements we have in place with the executive officer.

2007 Annual Incentive Plan.

Our executive officers participated in the 2007 Annual Incentive Plan applicable to salaried employees generally. This plan and associated financial metrics were created while we were a subsidiary of Falconbridge in 2006 and were continued by Xstrata after its purchase of the company. In connection with the Apollo Acquisition, we assumed the plan and left the financial performance metrics unchanged. Depending on our overall business performance (specifically related to achievement of EBITDA, metal production, cash flow and safety performance objectives) and each executive’s individual performance, he or she would have been eligible to receive an annual bonus ranging from zero- to- two- times his or her target bonus. For 2007, target bonuses were 50% of base salary for Mr. Brooks, 30% of base salary for Messrs. Anderson, Gregston and Croft and 25% of base salary for Mr. Brown. Target bonuses for 2007 were set based on each participant’s pay grade at the company or its subsidiaries. Pay grades were determined by applying salary market data from third party sources to job evaluation results created by application of the Hay Associates point factor evaluation system as more fully described above. For the 2007 Annual Incentive Plan, each executive officer had 50% of his or her bonus opportunity based upon achievement of financial measures and 50% based on achievement of individual performance objectives which were generally tied to measurable accounting or operational metrics tailored to the participant’s role in the company. For Messrs. Brooks, Anderson and Brown the financial results of the company as a whole represented the financial metric. For Messrs. Gregston and Croft, the financial metric was split equally between the company’s financial achievement and that of the subsidiary which they led, which are New Madrid and Norandal, respectively. For 2007, the individual performance metrics for the executive officers included facilitation of the sale of the company to a third party buyer, achieving a favorable long-term power contract at New Madrid, providing for a competitive labor contract settlement without a work stoppage at New Madrid and achieving superior safety performance across the company. On March 14, 2008, the company paid bonuses under the 2007 Annual Incentive Plan to each of our named executive officers, the amounts of which are disclosed below in the Summary Compensation Table Column entitled “Non-Equity Incentive Plan Compensation.” The Compensation Committee determined that each of the executives met expectations with respect to their individual performance goals under the 2007 Annual Incentive Plan, and that the combined company financial achievement was 97.45% of the target level.

2008 Annual Incentive Plan.

The compensation committee of the Board of Directors has approved a 2008 Annual Incentive Plan for Salaried Employees which incorporates changes to the metrics and the bonus targets for executive officers of the company. For 2008 the bonus targets for Messrs. Smith and Lorentzen are 100% and 65% of base salary respectively and the bonus targets for Messrs. Anderson, Gregston, Croft, and Brown are 50% of the base salary. Actual annual incentive payments in respect of our 2008 fiscal year, if any, will be determined exclusively by the actual achievement of financial and operating goals established by the Compensation Committee. As was the case in 2007, Messrs. Gregson’s and Croft’s financial and operating metrics will be split equally between the Company’s overall financial achievement and that of the subsidiary which they lead, which are New Madrid and Norandal, respectively. The financial and operating metrics for each of the other executive officers are based on overall Company performance, which is a composite of the performance of New Madrid and Norandal. The financial metrics, for the primary aluminum smelter at New Madrid include specific targets in respect of the metal production (30% weighting), cash cost (30% weighting), cash flow (20% weighting), and safety performance (10% weighting). For Norandal the metrics include specific targets in respect of divisional EBITDA 50% (weighting), inventory turns (30% weighting) and safety performance 10% (weighting). Each of New Madrid and Norandal’s objectives also include a company wide EBITDA target (10% weighting). The Compensation Committee believes that it has set the degree of difficulty of achievement of performance goals under the 2008 Annual Incentive Plan at levels that will be challenging to attain, but not so difficult to achieve as to thwart the incentive purposes of the annual bonus program. The Company has generally succeeded in striking an appropriate balance between these considerations, as is evidenced by the combined Company financial achievement level of 97.45% of target for the 2007 annual bonus program and the fact that performance results for the preceding fiscal years were in one case above-target and in the other case below-target. The Committee believes that the 2008 Annual Incentive Plan goals continue to strike this balance.

Management Equity Investment. Pursuant to subscription agreements entered into in connection with the consummation of the Apollo Acquisition, each of Messrs. Brooks, Anderson, Brown, Gregston and Croft and certain other management participants (collectively, the “Management Participants”) agreed to make equity investments in Noranda HoldCo through the purchase of common shares of Noranda HoldCo for a total aggregate investment of approximately $1.9 million, at $10 per share, the same price paid by Apollo in connection with the Apollo Acquisition. Mr. Brooks purchased 45,000 shares, Mr. Anderson purchased 27,500 shares and each of Messrs. Brown, Gregston and Croft purchased 25,000 shares. As discussed below (see “Mr. Smith’s Term Sheet”), in connection with his commencement of employment, Mr. Smith purchased 100,000 common shares of Noranda HoldCo on March 10, 2008, at a purchase price of $20 per share, which was the fair market value of a common share of Noranda HoldCo on the date of purchase.

All equity securities purchased by the Management Participants and Mr. Smith are subject to restrictions on transfer, repurchase rights and other limitations set forth in a securityholders agreement. See “Certain Relationships and Related Party Transactions—Amended and Restated Securityholders Agreement.” In connection with the Special Dividend, each employee investor, including each of Messrs. Brooks, Anderson, Brown, Gregston and Croft, received a distribution of $10 per share of Noranda HoldCo common stock owned. Approximately $1.9 million was distributed to employee stockholders. We believe that this investment by the executive officers in Noranda HoldCo contributes significantly to the alignment of their interests with those of the company.

The Amended and Restated 2007 Long-Term Incentive Plan and Equity Compensation Award Granted Under the Plan. In connection with the completion of the Apollo Acquisition, Noranda HoldCo adopted the Noranda 2007 Long-Term Incentive Plan, which permits Noranda HoldCo to grant stock options, rights to purchase shares, restricted stock, restricted stock units, and other stock-based rights to employees and directors of, or consultants or investor director providers to, us or any of our subsidiaries. The Noranda 2007 Long-Term Incentive Plan is administered by the Board of Directors of Noranda HoldCo or, if determined by such board, by the Compensation Committee of the board. Approximately 1.5 million shares of the common stock of Noranda HoldCo have been reserved for issuance under the Noranda 2007 Long-Term Incentive Plan.

As discussed below, we have awarded stock options to the Management Participants and Messrs. Smith and Lorentzen. The Compensation Committee has not established any formal program, plan or practice for the issuance of equity awards to employees. We do not have any program, plan or practice in place for selecting grant dates for awards under the Noranda 2007 Long-Term Incentive Plan in coordination with the release of material non-public information. Under the Noranda 2007 Long-Term Incentive Plan, the exercise price for the option awards is the fair market value of the stock of Noranda HoldCo on the date of grant. The fair market value was determined by the Board of Directors by applying industry appropriate multiples to our current EBITDA, and this valuation took into account a level of net debt that excluded cash required for working capital purposes. The Compensation Committee is not prohibited from granting awards at times when it is in possession of material non-public information. However, no inside information was taken into account in determining the number of options previously awarded to the Management Participants or the exercise price for those awards, and we did not “time” the release of any material non-public information to affect the value of those awards.

The Compensation Committee believes that the granting of awards under the Noranda 2007 Long-Term Incentive Plan promotes, on a short-term and long-term basis, an enhanced personal interest and alignment of interests of those executives receiving equity awards with the goals and strategies of the company. The Compensation Committee also believes that the equity grants provide not only financial rewards to such executives for achieving Company goals but also additional incentives for executives to remain with the company.

Immediately following the completion of the Apollo Acquisition, we granted the Management Participants stock options that will be subject to the terms of the Noranda 2007 Long-Term Incentive Plan. Mr. Brooks received a stock option grant with respect to 68,100 shares, and each of Messrs. Anderson, Brown, Gregston and Croft received a stock option grant with respect to 61,300 shares. In connection with the grants, we entered into stock option award agreements with the Management Participants.

The exercise price per share of Noranda HoldCo’s common stock subject to the options granted to the Management Participants was $10 per share on the date of grant, the same price as paid by Apollo in connection with the Apollo Acquisition. In connection with the Special Dividend, the options granted to the company’s employees, including Messrs. Brooks, Anderson, Brown, Gregston and Croft, were adjusted to preserve the value of the options following the dividend by reducing the exercise price thereof from $10 per share to $6 per share, and by paying each optionholder $6 per share in cash per option. Approximately $4.1 million in the aggregate was distributed to optionholders pursuant to this adjustment. In connection with the 2008 Dividend, the options granted to the company’s employees, including Messrs. Smith, Brooks, Lorentzen, Anderson, Brown, Gregston and Croft, were adjusted to preserve the value of the options following the dividend by reducing the exercise price thereof by $2.00 per share and by paying each optionholder $2.70 per share in cash per option. Approximately $2.8 million in the aggregate was distributed to optionholders pursuant to this adjustment.

As discussed below (see “Mr. Smith’s Term Sheet”), in connection with his commencement of employment, Mr. Smith was awarded 200,000 stock options pursuant to the Noranda 2007 Long-Term Incentive Plan on March 3, 2008, at an exercise price of $20 per share. In addition, as discussed below (see “Mr. Lorentzen’s Employment Agreement”), in connection with his commencement of employment, Mr. Lorentzen was awarded 50,000 stock options pursuant to the Noranda 2007 Long-Term Incentive Plan on May 8, 2008, at an exercise price of $20 per share. As discussed below (see “Mr. Lorentzen’s Employment Agreement”), Mr. Lorentzen purchased 25,000 shares of Noranda HoldCo common stock in connection with his commencement of employment.

Generally, 50% of the options are time-vesting options that will become vested and exercisable in five equal annual installments on each anniversary of the consummation of the Apollo Acquisition beginning in 2008 and ending in 2012 (or, in the case of Messrs. Smith and Lorentzen, on each anniversary of the grant date) and 50% of the options are performance-vesting options that will vest upon the achievement of certain performance goals related to the internal rate of return of funds managed by Apollo with respect to its investment in the company. The performance-vesting options granted in connection with the Apollo Acquisition provided for vesting upon Apollo’s achievement of a twenty-five percent internal rate of return on its investment in the Company from the date of the Apollo Acquisition. The performance-vesting options granted after the Apollo Acquisition (including those granted to Messrs. Smith and Lorentzen) provided for vesting upon Apollo’s achievement of a specified internal rate of return (of either twenty-five percent or thirty percent, as applicable) on its investment in the Company above the value on the applicable date of grant. Internal rate of return generally means the pretax compounded annual internal rate of return realized by Apollo on its investments in the Company, based on its aggregate investments and the aggregate amount of cash Apollo receives on these investments. Except as described above, internal rate of return is generally determined based on the actual time of each Apollo investment and actual cash received by Apollo in respect of its investments including any cash dividends, cash distributions, cash sales or cash interest made by the Company or any subsidiary in respect of Apollo’s investments during the measurement period, but excluding any other amounts payable to Apollo that are not directly attributable to its investments in the Company, including certain management and transaction fees. In each case, the vesting of options is generally subject to the grantee’s continued provision of services to the Company or one of its subsidiaries as of the applicable vesting date.

The maximum term of these options will be ten years. However, subject to certain exceptions set forth in the applicable stock option award agreement, unvested options will automatically expire upon the date of a grantee’s termination of employment. All of the time-vesting options may become vested earlier upon the grantee’s continued employment for 18 months following a “change of control” of Noranda HoldCo or upon certain qualifying terminations of employment prior to such 18-month anniversary. Vested options will generally expire 90 days following the termination of a grantee’s employment without “cause” or with “good reason” (each as defined in the applicable stock option agreement), 60 days (in some cases, 90 days) following the grantee’s termination of employment without good reason and 180 days following a grantee’s death or disability. All options will be forfeited upon a termination of the grantee’s employment for cause. The options granted to Mr. Smith in connection with the commencement of his employment contain certain unique terms described more fully below (see “Mr. Smith’s Term Sheet”). We believe that the grant of stock options to the executive officers contributes significantly to the alignment of their interests and those of the company.

Shares of Company common stock acquired under the Noranda 2007 Long-Term Incentive Plan will be subject to restrictions on transfer, repurchase rights and other limitations set forth in a securityholders agreement. See “Certain Relationships and Related Party Transactions—Amended and Restated Securityholders Agreement.”

Upon completion of this offering, we will no longer grant awards under the Noranda 2007 Long-Term Incentive Plan.

2008 Incentive Award Plan

Prior to the completion of this offering, we intend to adopt the 2008 Incentive Award Plan. The principal purpose of the 2008 Incentive Award Plan will be to promote the success and enhance the value of our company by linking the personal interests of selected employees, consultants and directors to those of our stockholders and by providing such individuals with an incentive for outstanding performance. The 2008 Incentive Award Plan is further intended to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

The 2008 Incentive Award Plan will provide for a variety of such awards, including non-qualified stock options, or “NSOs,” incentive stock options, or “ISOs” (within the meaning of Section 422 of the Internal Revenue Code, or the “Code”), stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards and other stock-based awards. We will reserve              shares of common stock for issuance under the 2008 Incentive Award Plan. The maximum number of shares that may be subject to awards granted under the 2008 Incentive Award Plan to any individual in any calendar year will be              and the maximum amount that may be paid in cash to any individual in any calendar year with respect to any performance-based awards will be $            ; provided that this limitation will not apply prior to the consummation of this offering, and following such consummation, this limitation will not apply until the earliest of: (a) the first material modification of the 2008 Incentive Award Plan (including any increase in the number of shares reserved for issuance under the 2008 Incentive Award Plan); (b) the issuance of all of the shares of common stock reserved for issuance under the 2008 Incentive Award Plan; (c) the expiration of the 2008 Incentive Award Plan; (d) the first meeting of stockholders at which members of the board are to be elected, which occurs after the close of the third calendar year following the calendar year in which any of our equity securities are registered under Section 12 of the Exchange Act; or (e) such other date required by Section 162(m) of the Code and the rules and regulations promulgated thereunder.

Administration. The 2008 Incentive Award Plan will be administered by our board of directors, unless and until the board delegates administration to the compensation committee or other applicable committee of the board. The compensation committee may delegate administration to one or more members of our board of directors. Our board of directors, or the compensation committee if so empowered, will have the power to interpret the 2008 Incentive Award Plan and to adopt such rules for the administration, interpretation and application of the 2008 Incentive Award Plan according to its terms. Our board of directors or the compensation committee shall determine the number of shares of common stock that will be subject to each award. Our compensation committee may take into account the recommendations of our senior management in determining the award recipients and the terms and conditions of such awards. Our board of directors may not delegate to the compensation committee or otherwise the power to grant stock awards to our independent directors.

Grant of Awards. Certain employees, consultants and directors will be eligible to be granted awards under the 2008 Incentive Award Plan. Our board of directors, or the compensation committee if so empowered, will determine:

•	which employees, consultants and directors are to be granted awards;

•	the type of award that is granted;

•	the number of shares subject to the awards; and

•

the terms and conditions of such awards, consistent with the 2008 Incentive Award Plan. Our board of directors, or the compensation committee if so empowered, will have the discretion, subject to the limitations of the 2008 Incentive Award Plan and applicable laws, to grant ISOs, NSOs, stock bonuses and rights to acquire restricted stock (except that only our employees may be granted ISOs).

Limitation on ISO Treatment. Even if an option is designated as an ISO, no option will qualify as an ISO if the aggregate fair market value of the stock (as determined as of the date of grant) with respect to all of a holder’s ISOs exercisable for the first time during any calendar year under the 2008 Incentive Award Plan exceeds $100,000. Any option failing to qualify as an ISO will be deemed to be an NSO.

Stock Option Exercise Price. Our board of directors, or the compensation committee if so empowered, shall set the per share exercise price, subject to the following rules:

•	in the case of ISOs and NSOs, the per share option exercise price shall not be less than 100% of the fair market value of shares of our common stock on the grant date; and

•

for any persons owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our capital stock or of any of our subsidiaries, the per share exercise price shall be not less than 110% of the fair market value of the shares of our common stock on the grant date.

Expiration of Stock Options. The term of an option is set by our board of directors, or the compensation committee if so empowered, subject to the following conditions: (1) no option term shall be longer than ten years from the date of grant; and (2) the option term for an ISO granted to a person owning more than 10% of the total combined voting power of all classes of our capital stock shall not exceed five years from the date of grant. Upon termination of an outstanding optionholder’s services with us, the holder may exercise his or her options within the period of time specified in the option grant, to the extent that the options were vested at the time of termination.

Other Equity Awards. In addition to stock options, the compensation committee may also grant to certain employees, consultants and directors stock appreciation rights, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalents, performance share awards, performance-based awards, stock payment awards or other stock-based awards, with such terms and conditions as our board of directors (or, if applicable, the compensation committee) may, subject to the terms of the 2008 Incentive Award Plan, establish. Under the 2008 Incentive Award Plan, performance-based stock awards are intended to comply with the requirements of Section 162(m) of the Code and its underlying regulations, in order to allow these awards, when payable, to be fully tax deductible by us.

Performance Bonus Awards. Under the 2008 Incentive Award Plan, the compensation committee has the authority in its discretion to make performance-based cash bonus payments to our designated employees, including our executive officers, with respect to a specified period (for example, a calendar year). Such bonuses are payable upon the attainment of pre-established performance goals. Such performance goals may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net earnings (either before or after interest, taxes, depreciation and amortization), gross or net sales or revenue, net income (either before or after taxes), operating earnings or profit, cash flow (including, but not limited to, operating cash flow and free cash flow), return on assets, return on capital, return on stockholders’ equity, return on sales, gross or net profit or operating margin, costs, funds from operations, expenses, working capital, earnings per share, price per share of Common Stock, regulatory body approval for commercialization of a product, implementation or completion of critical projects, market share, objective measures of productivity, operating efficiency, economic value added, cash flow return on capital and return on net assets, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.

Adjustments of Awards. In the event a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects our common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2008 Incentive Award Plan, as determined by our board of directors, or the compensation committee, if so empowered, then our board of directors or the compensation committee shall equitably adjust:

•	the aggregate number of, and kind of, shares of our common stock subject to the 2008 Incentive Award Plan;

•	the number of, and kind of, shares of our common stock subject to the outstanding awards;

•	the price per share of our common stock upon exercise of outstanding options; and

•	the terms and conditions of any outstanding awards, including the financial or other performance targets specified in each option agreement for determining the exercisability of options.

Change in Control. With respect to any awards, in connection with any change in control (or other unusual or nonrecurring transaction affecting us or our financial statements), our board of directors or the compensation committee, in its sole discretion, may (i) provide for the termination of any award in exchange for an amount of cash, if any, equal to the amount that would have been payable upon the exercise of such award or realization of the participant’s rights as of the date of such change in control or other transaction; (ii) purchase any outstanding awards for a cash amount or replace outstanding awards with other rights or property; (iii) provide that after the occurrence of the transaction, the award cannot vest, be exercised or become payable; (iv) provide that only for a specified period of time after such transaction, an award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the 2008 Incentive Award Plan or the applicable award agreement; or (v) provide that each outstanding award shall be assumed or substituted for an equivalent award, right or property by any successor corporation. Any such action may be effectuated by the compensation committee either by the terms of the applicable option agreement or by action of the compensation committee taken prior to the change in control.

Amendment and Termination. Our board of directors, or the compensation committee if so empowered, is generally authorized to adopt, amend and rescind rules relating to the administration of the 2008 Incentive Award Plan, and our board of directors is authorized to amend, suspend and terminate the 2008 Incentive Award Plan. We have attempted to structure the 2008 Incentive Award Plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in Section 162(m) of the

Code. However, we must generally obtain approval of our stockholders: (i) to increase the number of shares of our common stock that may be issued under the 2008 Incentive Award Plan; or (ii) to decrease the exercise price of any outstanding option or stock appreciation right granted under the 2008 Incentive Award Plan.

Senior Executive Bonus Plan

Prior to the completion of this offering, we intend to adopt the Senior Executive Bonus Plan. The Senior Executive Bonus Plan is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of ours and our stockholders and to enable us to attract and retain highly qualified executives.

The Senior Executive Bonus Plan is a performance-based bonus plan under which our designated key executives, including our executive officers, are eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses are generally payable under the Senior Executive Bonus Plan upon the attainment of pre-established performance goals. Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Senior Executive Bonus Plan based upon such other terms and conditions as the compensation committee may in its discretion determine.

Performance goals under the Senior Executive Bonus Plan may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: net earnings (either before or after interest, taxes, depreciation and amortization), adjusted EBITDA, economic value added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on stockholders’ equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, objective measures of customer satisfaction, working capital, earnings per share, price per share of Stock, market share, acquisitions or strategic transactions, and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease, or as compared to results of a peer group.

The Senior Executive Bonus Plan is administered by the compensation committee. The compensation committee will select the participants in the Senior Executive Bonus Plan and the performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant’s annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. We may amend or terminate the Senior Executive Bonus Plan at any time in our sole discretion. Any amendments to the Senior Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation.

Post-Employment Compensation. We provide post-employment compensation to our employees, including our named executive officers, as a continuance of the post-retirement programs sponsored by Xstrata and applicable to our employees prior to the Apollo Acquisition. The Compensation Committee believes that offering post-employment compensation allows us to attract and retain qualified employees and executives in a highly competitive marketplace and to reward our employees and executives for their contribution to the company during their employment. The principal components of our post-employment executive officer compensation program include a qualified defined contribution 401(k) plan, a qualified defined benefit pension plan, a non-qualified supplemental defined benefit pension plan and a non-qualified deferred compensation plan.

•

401(k) Plan. Our executive officers are eligible to participate in our company-wide 401(k) qualified plan for salaried and non-union hourly employees. The company matches 50% of employee contributions up to 6% of employee pay. Company matching contributions are 100% vested after three years of service.

•

Pension Plan. Our executive officers participate in our company-wide non-contributory defined benefit pension plan for salaried and non-union hourly employees. Benefits are vested after five years of service and are based on average annual compensation and length of service of the employee.

•

Supplemental Executive Retirement Plan. We also maintain the Noranda Aluminum, Inc. Management Supplemental Benefit Plan, a separate supplemental non-qualified pension plan in which executive officers and other highly compensated Company employees participate. This Plan provides retirement benefits equal to the difference, if any, between the maximum benefit allowed under the qualified defined benefit pension plan under applicable Internal Revenue Code limits and the amount that would be provided under the pension plan if no such limits were applied. The non-qualified pension plan also recognizes as covered earnings deferred salary and bonuses, which are not recognized as such by the pension plan.

•

Deferred Compensation Plan. Under our non-qualified deferred compensation plan, executive officers and other highly compensated Company employees may defer a portion of their base salary and annual bonus. Amounts deferred are not actually invested, but are credited with interest at a rate equal to the sum of the credited portfolio rate of return published annually by Northwestern Mutual Life Insurance Company (which, for 2007, was 7.5%, and for 2008, is also 7.5%) and 1.5%. The company maintains a rabbi trust to provide for its obligations under the SERP and the deferred compensation plan.

Perquisites And Other Personal Benefits. While we believe that perquisites should be a minor part of executive compensation, we recognize the need to provide our executive officers with perquisites and other personal benefits that are reasonable, competitive and consistent with the overall compensation program in order to enable us to attract and retain qualified employees for key positions. Accordingly, in lieu of perquisites and other personal benefits that we historically provided directly to the executive officers, such as club memberships and financial planning services, and in accordance with Falconbridge Limited/Xstrata policy, we have since 2003 provided each of our named executive officers (other than Messrs. Brooks, Smith and Lorentzen, each of whose base salary reflects the amount of perquisite allowance which would otherwise have been provided to them) with an annual allowance (currently $13,500) which each executive officer may use at his/her discretion for any use, including, but not limited to, the purchase of club memberships and financial planning services. This policy allows each of our executive officers the flexibility and responsibility to carefully choose only those perquisites which best meet his individualized needs and circumstances while at the same time capping our overall perquisites costs to a level that our Compensation Committee has determined is both reasonable and competitive. The Compensation Committee periodically reviews the level of the perquisite allowance provided to our executive officers. Each of our executive officers (with the exception of Messrs. Smith and Lorentzen) is entitled to the use of a company leased automobile, with the executive officer bearing the routine operational expenses and having an option to purchase the automobile following the completion of the lease term or termination of employment, if earlier.

Management Agreements

The company is party to employment agreement term sheets with certain of its current and former executive officers, including Messrs. Brooks, Smith and Lorentzen.

Mr. Brooks’s Employment Agreement. Prior to the closing of the Apollo Acquisition, Apollo entered into a definitive and binding term sheet with William Brooks, who was then serving as the company’s CEO. Mr. Brooks resigned as CEO effective March 3, 2008, and now serves as Chairman of our Board of Directors. Mr. Brooks’s term sheet provides for a three-year term commencing as of the effective time of the Apollo Acquisition. Pursuant to the term sheet, Mr. Brooks received a base salary of $436,800 and was eligible for an annual bonus award with a target amount equal to 50% of his annual base salary. Actual bonus amounts were to be determined based on performance.

In the event that Mr. Brooks’s employment was terminated by us without “cause” or by Mr. Brooks for “good reason” (each, an “Involuntary Termination”), Mr. Brooks’s term sheet provided for certain severance payments and other benefits, which varied depending on the circumstances of Mr. Brooks’s termination, including in the event of an Involuntary Termination. See below under “Potential Payments Upon Termination or

Change of Control.” Mr. Brooks’s resignation on March 3, 2008 was treated as a resignation for “good reason” for purposes of the term sheet.

In connection with entering into the term sheet, Mr. Brooks agreed to make an investment of $450,000 in shares of Noranda HoldCo common stock and, in connection with such investment, we granted Mr. Brooks stock options in respect of 68,100 shares of Noranda HoldCo common stock. In connection with the Special Dividend, Mr. Brooks received $450,000 in respect of his shares of Noranda HoldCo common stock and $408,600 in respect of his options. See “Management Equity Investment” and “Equity Compensation Awards” above.

Mr. Smith’s Employment Agreement. On February 22, 2008, we entered into a definitive, binding term sheet with Mr. Smith, with a five-year term commencing as of March 3, 2008, and with automatic annual renewals thereafter unless either party gives notice of non-renewal at least 90 days prior to a renewal date.

Pursuant to the term sheet, Mr. Smith will serve as our CEO during the term, and will serve on our Board of Directors. While serving as our CEO, Mr. Smith will receive an annual base salary of $750,000 and will be eligible for an annual bonus with a target amount equal to 100% of his annual base salary. Actual bonus amounts will be determined based on performance.

In the event that Mr. Smith’s employment as our CEO is terminated by us without “cause” or by Mr. Smith for “good reason” (each, an “Involuntary Termination”), he would be entitled to 18 months of base salary, payable in a lump sum, a prorated annual bonus for the year of termination and 18 months of continued health care benefits. In the event that Mr. Smith’s employment as our CEO is terminated by us due to his death or disability, he, or his estate, would be entitled to 12 months of base salary, payable in a lump sum.

In connection with entering into the term sheet, Mr. Smith agreed to make an investment of $2 million in shares of Noranda HoldCo common stock and, in connection with such investment, Noranda HoldCo granted Mr. Smith stock options in respect of 200,000 shares of Noranda HoldCo common stock. See “Management Equity Investment” and “Equity Compensation Awards” above. The terms of his investment and stock options are generally similar to those applicable to Management Participants other than with respect to price and vesting, except that Mr. Smith’s shares are subject to repurchase rights only in the case of termination for cause (in which case we may repurchase his shares at the lesser of his original purchase price or fair market value), Mr. Smith may be entitled under certain circumstances to potentially longer post-termination exercise periods for vested stock options than are generally applicable to our stock options, and Mr. Smith would be entitled, in the event of a change of control of Noranda HoldCo prior to or on the 18-month anniversary of his commencement of employment, to full vesting of all time-vesting stock options and the right to re-sell his 100,000 purchased shares to us for no less than $8 million. However, in the event of such a change of control, any cash received by Mr. Smith for those shares would be subject to a continued service requirement pursuant to which his right to the cash would vest 50% on the six-month anniversary of the change of control and 50% on the first anniversary of the change of control, subject to accelerated vesting upon an Involuntary Termination.

Mr. Lorentzen’s Employment Agreement. On May 8, 2008, we entered into a definitive, binding term sheet with Mr. Lorentzen, with a two-year term commencing as of May 5, 2008, and with automatic annual renewals thereafter unless either party gives notice of non-renewal at least 90 days prior to a renewal date.

Pursuant to the term sheet, Mr. Lorentzen will serve as our Chief Operating Officer during the term. While serving as our Chief Operating Officer, Mr. Lorentzen will receive an annual base salary of $310,000 and will be eligible for an annual bonus with a target amount equal to 65% of his annual base salary. Actual bonus amounts will be determined based on performance.

In the event that Mr. Lorentzen’s employment as our Chief Operating Officer is terminated by us without “cause” or by Mr. Lorentzen for “good reason” (each, an “Involuntary Termination”), he would be entitled to 12 months of base salary, payable in installments through the end of the year of termination, with the remainder paid in a lump sum, a prorated annual bonus for the year of termination and continued health care benefits for a limited period.

In connection with entering into the term sheet, Noranda HoldCo granted Mr. Lorentzen 25,000 unrestricted shares of Noranda HoldCo common stock and stock options in respect of 50,000 shares of Noranda HoldCo common stock. See “Equity Compensation Awards” above. The terms of such stock options are generally similar to those applicable to Management Participants other than with respect to price and vesting.

Pursuant to the term sheet, during his employment, Mr. Lorentzen will have the right, upon one business day’s notice to us, to purchase an additional number of shares of Noranda HoldCo common stock having a then-current fair market value of $250,000 for an aggregate purchase price of $250,000. In the event that Mr. Lorentzen exercises such right, Noranda HoldCo will grant Mr. Lorentzen one option to purchase a share of Noranda HoldCo common stock for each additional share of Noranda HoldCo common stock purchased, with such options to have an exercise price equal to the then-current fair market value. The terms of such stock options will generally be similar to those applicable to Management Participants other than with respect to price and vesting, except that 100% of such options will be performance-vesting options that will vest upon the achievement of certain performance goals related to the internal rate of return of funds managed by Apollo with respect to its investment in the company, subject to Mr. Lorentzen’s continued employment as of the applicable vesting date.

Senior Managers Severance Plan. Each of Messrs. Anderson, Brown, Gregston and Croft is eligible to participate in our senior managers severance plan applicable to the senior management employees who directly report to the company’s President. In the event that a participant incurs an involuntary termination of employment due to a permanent reduction in force, the elimination of a job or position, a corporate reorganization (generally a merger or similar transaction resulting in employment terminations) or a demonstrated insufficient aptitude for continued employment not attributable to any willful cause or effect, then, subject to execution of a release of claims, the participant will receive an amount calculated based on the length of service and base salary of the participant (subject to a maximum severance amount of 104 weeks of base pay), provided that the participant will be ineligible for severance in the event of a voluntary resignation, misconduct (including unethical or illegal conduct), a lay-off expected to be short-term in nature or the refusal to accept reassignment where reassignment is at substantially similar pay, benefits and reporting duties and not more than 50 miles from the prior location. The senior managers severance plan has been a component of our executive compensation program for many years prior to the Apollo Acquisition. We believe that this arrangement provides a retentive benefit and represents part of an industry-competitive benefits program, and assists in ensuring the impartial and dedicated service of our executive officers, notwithstanding concerns that they might have regarding their continued employment following corporate transactions or otherwise.

Conclusion. Our compensation policies are designed to reasonably and fairly motivate, retain and reward our executives for achieving our objectives and goals.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers from Noranda HoldCo or Noranda AcquisitionCo for the fiscal year ended December 31, 2007. Amounts listed under the columns entitled “Bonus,” “Non-Equity Incentive Plan Compensation” and “All Other Compensation” were determined and approved by the Board of Directors.

Name and Principal Position (a)	Year (b)	Salary ($) (c)(1)	Bonus ($)(d)	Stock Awards ($)(e)	Option Awards ($)(f)(2)	Non-Equity Incentive Plan Compensation ($)(g)(3)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (h)(4)	All Other Compensation ($)(i)(5)	Total ($)(j)
William Brooks,	2007	271,554	0	0	440,765	215,604	133,378	4,253	1,065,554
President and Chief Executive Officer(6)
Richard Anderson,	2007	139,873	0	0	396,753	66,641	24,155	13,797	641,219
Chief Financial Officer
Alan Brown,	2007	132,628	0	0	396,753	59,328	25,155	12,879	626,743
Secretary and General Counsel
Keith Gregston,	2007	135,529	0	0	396,753	76,824	36,198	13,473	658,777
President and General Manager, New Madrid
Scott Croft,	2007	128,161	0	0	396,753	61,062	4,496	12,101	602,573
President, Rolling Mills

(1)	Represents regular base salary paid to our named executive officers by us between May 18, 2007 and December 31, 2007. The annual base salaries for each of Messrs. Brooks, Anderson, Brown, Gregston and Croft as of December 31, 2007 were $436,800, $224,988, $213,335, $218,001 and $206,150, respectively.
(2)	In connection with the completion of the Apollo Acquisition, Messrs. Brooks, Anderson, Brown, Gregston and Croft were awarded options to acquire 68,100, 61,300, 61,300, 61,300 and 61,300 shares of Noranda HoldCo common stock, respectively. Generally, 50% of the options are time-vesting options that will become vested and exercisable in five equal annual installments on each anniversary of the consummation of the Apollo Acquisition beginning on May 18, 2008 and ending on May 18, 2012 and 50% of the options are performance-vesting options that will vest upon the achievement of certain performance goals related to the internal rate of return of funds managed by Apollo with respect to its investment in the Company (the performance-vesting options also time-vest on the seventh anniversary of grant if they have not previously vested). In each case, the vesting of options is generally subject to the executive’s continued provision of services to the Company or one of its subsidiaries as of the applicable vesting date. In connection with the dividend distribution by Noranda HoldCo on June 12, 2007, the options granted to the Company’s employees, including the Company’s named executive officers, were adjusted to reflect the dividend by reducing the exercise price thereof from $10 per share to $6 per share, and by paying each optionholder $6 per share in cash per option. The amounts in Column (f) represent the FAS 123R expense recognized for options in 2007, which includes the expense for option modification on October 23, 2007 plus the cash dividend distribution paid in conjunction with the option modification on June 12, 2007. None of the options held by our named executive officers has vested as of December 31, 2007. For a discussion of the assumptions made in the option valuation, please see Note 11, “Shareholders’ Equity and Share-Based Payments,” to the “Notes to Consolidated Financial Statements.”
(3)	Represents annual bonuses under our 2007 Annual Incentive Plan paid to the named executive officers on March 14, 2008. For our named executive officers, no amounts were paid by us between May 18, 2007 and December 31, 2007 under our non-equity incentive plans; annual bonuses for our 2006 fiscal year were paid by Xstrata to our named executive officers in April 2007 (while we were a subsidiary of Xstrata). We did on behalf of Xstrata make a special cash bonus payment to Mr. Brooks after the completion of the Apollo Acquisition of $312,142.53 representing the cash value of a Xstrata restricted stock bonus awarded to Mr. Brooks by Xstrata prior to the Apollo Acquisition that vested upon the completion of the Apollo Acquisition. We made this payment to Mr. Brooks through our regular payroll using funds provided by Xstrata for purposes of making such payment.
(4)

Includes (i) the aggregate change in the actuarial present values of the named executive officers’ accumulated benefit under the Noranda Aluminum Inc. Aluminum Group Retirement Plan and the Noranda Aluminum Inc. Management

Supplemental Benefit Plan from May 18, 2007 to December 31, 2007, which for Messrs. Brooks, Anderson, Brown, Gregston and Croft were $71,554, $20,934, $22,458, $34,620 and $4,496, respectively; and (ii) above-market or preferential earnings under our non-qualified deferred compensation plan from May 18, 2007 to December 31, 2007, which for Messrs. Brooks, Anderson, Brown, Gregston and Croft were $61,823.66, $3,220.82, $2,696.54, $1,577.59 and $0, respectively. The foregoing amounts assume earnings of 3.11% in excess of 120% of the applicable federal long-term rate pursuant to our non-qualified deferred compensation plan, under which amounts deferred are credited with interest at a rate equal to the sum of the credited portfolio rate of return published annually by Northwestern Mutual Life Insurance plus 1.5%. Mr. Croft did not participate in our non-qualified deferred compensation plan in 2007 or in any prior years.

(5)	Amounts reported in column (i) include the following:

Named Executive Officer	Net Value Automobile Allowance(1)	Perquisite Allowance(2)	Group Term Life(3)	Company 401(k) Match(4)	Total
William Brooks	2,090	0	2,163	0	4,253
Richard Anderson	1,963	8,383	1,114	2,337	13,797
Alan Brown	1,417	8,383	1,057	2,021	12,878
Keith Gregston	2,760	8,383	1,082	1,248	13,473
Scott Croft	1,148	8,383	1,022	1,548	12,101

(1)	Each of our named executive officers is entitled to the use of a company-leased automobile, with the named executive officer bearing the routine operational expenses and having an option to purchase the automobile following the completion of the lease term or termination of employment, if earlier. Each executive is given a monthly automobile allowance (grossed up for state income taxes in the case of Mr. Gregston) to pay the monthly lease amounts.
(2)	We provide each of our named executive officers (excluding Mr. Brooks) with an annual perquisite allowance of $13,500 which each executive officer may use to purchase perquisites and other fringe benefits; amounts reported in the table above included a pro-rata portion of the annual perquisite allowance to reflect only the period from May 18, 2007 to December 31, 2007 while we were not a subsidiary of Xstrata.
(3)	Under our group term life insurance policies, the Company provides coverage in amounts up to two-times the named executive officers’ base pay. Amounts reported in the table above represent the dollar value of insurance premiums paid on behalf of each named executive officer during the period from May 18, 2007 to December 31, 2007.
(4)	Our named executive officers are eligible to participate in our company-wide 401(k) qualified plan for salaried employees. The Company matches 50% of employee contributions up to 6% of employee pay. Company matching contributions are 100% vested after three years of service. Amounts reported in the table above represent the amount of Company matching contributions made during the period between May 18, 2007 and December 31, 2007.

(6)	Effective March 3, 2008, Mr. Brooks resigned as CEO and President and now serves as Chairman of our Board of Directors.

The change in pension values described above are based on the following calculations:

Name (a)	Plan Name (b)	Change in Pension Value ($) (c)(1)
William Brooks	Noranda Aluminum Inc. Aluminum Group Retirement Plan	58,396
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	13,158
	Aggregate Change in Pension Value	71,554
Richard Anderson	Noranda Aluminum Inc. Aluminum Group Retirement Plan	21,784
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	(851)
	Aggregate Change in Pension Value	20,934
Alan Brown	Noranda Aluminum Inc. Aluminum Group Retirement Plan	34,108
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	(11,650)
	Aggregate Change in Pension Value	22,458
Keith Gregston	Noranda Aluminum Inc. Aluminum Group Retirement Plan	55,683
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	(21,063)
	Aggregate Change in Pension Value	34,620
Scott Croft	Noranda Aluminum Inc. Aluminum Group Retirement Plan	6,951
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	(2,455)
	Aggregate Change in Pension Value	4,496

(1)	Present values shown represent the increase in present value of accrued pension benefits from May 18, 2007 to December 31, 2007. Benefits are assumed to begin at age 65 (which is the plans’ earliest unreduced retirement age). Present values assume mortality in accordance with the RP2000 Healthy Annuitants table (without collar or amount adjustments) projected to 2014 with Scale AA. Benefits are assumed payable as a joint and 50% survivor annuity if the executive is married, or as a 5-year certain and life annuity if the executive is single. The discount rate at December 31, 2007 for financial reporting purposes is 6.00%. The discount rate at May 18, 2007 for financial reporting purposes was 5.90%. Reduction in values for the nonqualified plan are attributable to the operation of the final average pay calculation in the plan and the payment of the bonus early in the year.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)(1)	All Other Option Awards: Number of Securities Under- lying Options (#) (j)(2)	Exercise or Base Price of Option Awards ($/Sh) (k)(3)	Grant Date Fair Value of Stock and Option Awards ($) (l)(4)	Modification Date Fair Value of Stock and Option Awards (m)(5)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)

William Brooks	5/29/07	—	—	—	—	—	—	45,000	—	—	450,000	—
	5/29/07	—	—	—	—	—	—	—	68,100	10.00	328,242	$1,106,625

Richard Anderson	5/29/07	—	—	—	—	—	—	27,500	—	—	275,000	—
	5/29/07	—	—	—	—	—	—	—	61,300	10.00	295,466	$996,125

Alan Brown	5/29/07	—	—	—	—	—	—	25,000	—	—	200,000	—
	5/29/07	—	—	—	—	—	—	—	61,300	10.00	295,466	$996,125

Keith Gregston	5/29/07	—	—	—	—	—	—	25,000	—	—	200,000	—
	5/29/07	—	—	—	—	—	—	—	61,300	10.00	295,466	$996,125

Scott Croft	5/29/07	—	—	—	—	—	—	25,000	—	—	200,000	—
	5/29/07	—	—	—	—	—	—	—	61,300	10.00	295,466	$996,125

(1)	Pursuant to subscription agreements entered into in connection with the consummation of the Acquisition, each of our executive officers agreed to make equity investments in the Company through the purchase of common shares of Noranda Aluminum Holding Corporation at $10 per share. Accordingly, on May 29, 2007, Messrs. Brooks, Anderson, Brown, Gregston and Croft purchased 45,000, 27,500, 25,000, 25,000 and 25,000 shares, respectively, for $450,000, $275,000, $250,000, $250,000 and $250,000, respectively. In connection with the dividend distribution by Noranda Aluminum Holding Corporation on June 12, 2007, each employee investor, including the Company’s named executive officers, received a distribution of $10 per share of Noranda Aluminum Holding Corporation common stock. Approximately $450,000, $275,000, $250,000, $250,000 and $250,000, was distributed to each of Messrs. Brooks, Anderson, Brown, Gregston and Croft, respectively.
(2)	Pursuant to option agreements entered into in connection with the consummation of the Acquisition, each of our named executive officers received grants of stock options to acquire common shares of Noranda Aluminum Holding Corporation at an exercise price of $10 per share. Generally, 50% of the options will be time-vesting options that will become vested and exercisable in five equal annual installments on each anniversary of the consummation of the Acquisition beginning in 2008 and ending in 2012 and 50% of the options will be performance-vesting options that will vest upon the achievement of certain performance goals related to the internal rate of return of funds managed by Apollo with respect to its investment in the Company. In each case, the vesting of options is generally subject to the grantee’s continued provision of services to the Company or one of its subsidiaries as of the applicable vesting date. In connection with the dividend distribution by Noranda Aluminum Holding Corporation on June 12, 2007, the options granted to the Company’s employees, including the Company’s named executive officers, were adjusted by reducing the exercise price thereof from $10 per share to $6 per share, and by paying each optionholder $6 per share in cash per option.
(3)	The exercise price per share of Noranda Aluminum Holding Corporation’s common stock subject to the options granted to our named executive officers was $10 per share on the date of grant. The exercise price was reduced from $10 per share to $6 per share in connection with the dividend distribution by Noranda Aluminum Holding Corporation on June 12, 2007.
(4)	Amounts reported in column (l) include, with respect to stock awards, the aggregate purchase price paid by each of the named executive officers in connection with their investment in the Company, which was equal to the then-current fair market value on the underlying shares, and with respect to options, the aggregate value of the options on the date of grant determined in accordance with FAS 123R (because of the existence of certain Noranda call rights, no expense was actually recorded under FAS 123R until the modification described in footnote 5 below).
(5)	On October 23, 2007, the options were modified to include an explicit service period (7-year cliff vesting from the closing date). The amounts reflected in this column represent the fair value under FAS 123R of the options on the latest modification date of October 23, 2007.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)(1)	Option Exercise Price ($) (e)(2)	Option Expiration Date(f)(3)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(j)
William Brooks	—	34,050	34,050	$6.00	May 29, 2017	—	—	—	—
Richard Anderson	—	30,650	30,650	$6.00	May 29, 2017	—	—	—	—
Alan Brown	—	30,650	30,650	$6.00	May 29, 2017	—	—	—	—
Keith Gregston	—	30,650	30,650	$6.00	May 29, 2017	—	—	—	—
Scott Croft	—	30,650	30,650	$6.00	May 29, 2017	—	—	—	—

(1)	All options reported in column (d) were granted on May 29, 2007 in connection with the completion of the Apollo Acquisition. Generally, 50% of the options held by each of our named executive officers are time-vesting options that will become vested and exercisable in five equal annual installments on each anniversary of the consummation of the Apollo Acquisition beginning in 2008 and ending in 2012, and 50% of the options are performance-vesting options that will vest upon the achievement of certain performance goals related to the internal rate of return of funds managed by Apollo with respect to its investment in the Company. All of the time-vesting options may become vested earlier upon the optionee’s continued employment for 18 months following a “change of control” or upon certain qualifying terminations of employment prior to such 18-month anniversary.
(2)	The exercise price per share of Noranda Aluminum Holding Corporation’s common stock subject to the options was $10 per share on the date of grant. In connection with the dividend distribution by Noranda Aluminum Holding Corporation on June 12, 2007, the options granted to the Company’s employees, including the Company’s named executive officers, were adjusted to reflect the dividend by reducing the exercise price thereof from $10 per share to $6 per share. Accordingly, the option exercise price at fiscal year end was $6 per share.
(3)	All outstanding options held by our named executive officers on December 31, 2007 were granted May 29, 2007 and will expire ten years from the date of grant. However, subject to certain exceptions set forth in the applicable stock option award agreement, unvested options will automatically expire upon the date of the optionee’s termination of employment, and vested options will generally expire 90 days following the termination of the optionee’s employment without “cause” or with “good reason” (each as defined in the applicable stock option agreement), 60 days following the optionee’s termination of employment without good reason and 180 days following the optionee’s death or disability. All options will be forfeited upon a termination of the optionee’s employment for cause.

Pension Benefits

The chart below sets forth, for each of our named executive officers, such officer’s years of credited service, present value of accumulated benefit as of December 31, 2007, and payments during 2007, under each of our defined benefit pension plans.

Name (a)	Plan Name (b)(1)	Number of Years Credited Service (#)(c)	Present Value of Accumulated Benefit ($) (d)(2)	Payments During Last Fiscal Year ($) (e)
William Brooks	Noranda Aluminum Inc. Aluminum Group Retirement Plan	22.5	838,964	0
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	22.5	1,558,464	0

Richard Anderson	Noranda Aluminum Inc. Aluminum Group Retirement Plan	7.0	187,114	0
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	7.0	64,775	0

Alan Brown	Noranda Aluminum Inc. Aluminum Group Retirement Plan	15.5	457,255	0
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	15.5	132,207	0

Keith Gregston	Noranda Aluminum Inc. Aluminum Group Retirement Plan	35.8	871,202	0
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	35.8	202,445	0

Scott Croft	Noranda Aluminum Inc. Aluminum Group Retirement Plan	16.7	114,355	0
	Noranda Aluminum Inc. Management Supplemental Benefit Plan	16.7	11,179	0

(1)	The Aluminum Group Retirement Plan is a tax-qualified defined benefit pension plan that provides a benefit of 1.75% of final five-year average compensation, with an offset of 0.75% of the executive’s Social Security benefit for each year of credited service (maximum 40 years). Pay reflected in the formula is total compensation, excluding deferred compensation, and is subject to certain limits required by the Internal Revenue Code. Benefits commence at age 65, or as early as age 55 with a reduction of 3% for each year by which commencement precedes age 65. Accrued benefits are vested when the employee has completed 5 years of service. All of the named executive officers are currently eligible for early retirement benefits except for Mr. Croft, who is not yet 55 years of age. Upon disability before retirement, the accrued benefit is payable immediately and is reduced for early commencement before age 65, and, if the employee remains disabled until age 65, a benefit is payable at age 65 equal to the benefit the employee would have earned had he remained employed until age 65 at his last rate of pay. Upon retirement, the benefit is paid as a monthly annuity for the employee’s life, with 5 years of payments guaranteed. Alternatively, employees can elect an actuarially equivalent benefit in the form of a joint and 50% survivor annuity (which married participants must elect unless they obtain spousal consent), a life annuity with 10 years guaranteed, or, if the present value of the benefit is less than $25,000, a lump sum payment. If a married employee dies before retirement, a survivor benefit is paid to the surviving spouse equal to the benefit the spouse would have received if the employee had retired and chosen the 50% joint and survivor annuity. The qualified plan is subject to certain IRS limits on pay which can be recognized and benefits that can be paid, and also does not recognize deferred compensation.

The Management Supplemental Benefit Plan is a non-qualified defined benefit pension plan that uses the same benefit formula as the qualified plan and provides any benefit accruals that would have been provided under the qualified plan if not for the pay and benefit limits of the Internal Revenue Code and if the executive had not deferred compensation. Executives can elect to receive non-qualified plan payments in an actuarially equivalent lump sum or in 2, 3, 5 or 10 annual installments, and can elect to begin receiving benefits at age 55, 60, 65 or 70 (but not before 6 months after termination of employment).

(2)	Present values shown represent the present value of accrued pension benefits at December 31, 2007. The present values of benefits were determined assuming that the executives remain employed until age 65 (which is the plans’ earliest unreduced retirement age). Benefits are assumed payable as a joint and 50% survivor annuity if the executive is married, or as a five-year certain and life annuity if the executive is unmarried, and assumed to be received in accordance with each named executive officer’s current election on file for the nonqualified plan. Present values assume mortality in accordance with the RP 2000 Table (no collar adjustments) for Healthy Annuitants projected to 2014 with Scale AA. Benefits were discounted at 6.00%, the discount rate used by Noranda for financial reporting at December 31, 2007. For executives receiving lump sums under the non-qualified plan, a 6.00% discount rate was used as of December 31, 2007 (5.90% at May 18, 2007), and the mortality basis required to be used in 2008 under qualified plans that pay lump sums (which is the basis specified by the non-qualified plan) was used.

Nonqualified Deferred Compensation

The chart below sets forth, for each named executive officer, such officer’s participation levels and earnings history in our non-qualified deferred compensation plan for 2007.

Name (a)	Executive Contributions in Last FY ($) (b)(1)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)(d)(2)	Aggregate Withdrawals/ Distributions ($)(e)	Aggregate Balance at Last FYE ($)(f)(3)
William Brooks	90,090	0	178,911	0	3,356,465
Richard Anderson	15,000	0	9,321	0	180,366
Alan Brown	0	0	7,803	0	144,299
Keith Gregston	3,000	0	4,565	0	86,023
Scott Croft	0	0	0	0	0

(1)	Under our non-qualified deferred compensation plan, executive officers and other highly compensated Company employees may defer up to 33% of their base salary and annual bonus, with a minimum annual deferral amount of $2,000. Under the non-qualified deferred compensation plan, distribution elections are irrevocable once made, and elections made in a prior year will not be affected by elections made in future years. All distributions are made in cash in either a lump sum payment or in equal annual installments over a period of 5, 10 or 15 years. For each future deferral election, distributions commence beginning on March 15 of either (a) the year following the participant’s attainment of a specified age (as early as age 55 or as late as age 70), even if the participant is actively employed at such age; or (b) the March 15 following the later of the date the participant leaves active employment with the Company or attains age 55, in each case, subject to any required delays as a result of Section 409A of the Internal Revenue Code.
(2)	Amounts deferred are not actually invested, but are credited with interest at a rate equal to the sum of the credited portfolio rate of return published annually by Northwestern Mutual Life Insurance Company (which, for 2007, was 7.5%) and 1.5%.
(3)	Because this is the Company’s first filing containing a Summary Compensation Table, no amounts set forth herein were reported as compensation to the named executive in the registrant’s Summary Compensation Table for previous years.

Potential Payments Upon Termination or Change of Control

Mr. Brooks’s Employment Agreement. Mr. Brooks’s term sheet is described under “Management Agreements” above. Pursuant to Mr. Brooks’s term sheet, in the event that Mr. Brooks’s employment was terminated by the Company without cause (generally the commission of a crime or an act of moral turpitude, a willful commission of an act of dishonesty or a material breach of Mr. Brooks’s obligations as the Company’s President and CEO) or by Mr. Brooks for good reason (generally a material reduction in Mr. Brooks’s responsibilities or compensation) during any calendar year, Mr. Brooks was to continue to receive his full salary and, if applicable, target bonus, paid as though he had continued to work as CEO for such full calendar year.

Thereafter, Mr. Brooks was to receive $300,000 per year until the third anniversary of the consummation of the Apollo Acquisition, subject to Mr. Brooks’s agreement to serve on the Company’s Board of Directors if requested by Apollo. In addition, except following a termination for cause, Mr. Brooks is entitled to the same value of benefits he received as CEO during the three-year period following the consummation of the Apollo Acquisition. The present value of such benefits, assuming Mr. Brooks retired on March 31, 2008 and received health care coverage, life insurance and 401(k) employer matching contributions through May 18, 2010, was determined to be approximately $22,700. In the event that Mr. Brooks’s service as CEO or as a director terminated as a result of Mr. Brooks’s death or disability, the Company was to continue to pay Mr. Brooks’s base salary through the third anniversary of the consummation of the Apollo Acquisition.

Senior Managers Severance Plan. Each of Messrs. Anderson, Brown, Gregston and Croft is eligible to participate in our senior managers severance plan applicable to the senior management employees who directly report to the Company’s President. In the event that a participant incurs an involuntary termination of employment due to a permanent reduction in force, the elimination of a job or position, a corporate reorganization (generally a merger or similar transaction resulting in employment terminations), or a demonstrated insufficient aptitude for continued employment not attributable to any willful cause or effect, then, subject to execution of a release of claims, the participant will receive six months’ base salary plus 1.25 weeks’ base salary per full year of service plus 1.25 weeks’ base salary for each $9,210 of annual base salary (or portion thereof) (subject to a maximum severance amount of 104 weeks of base pay), provided that the participant will be ineligible for severance in the event of a voluntary resignation, misconduct (including unethical or illegal conduct), a lay-off expected to be short-term in nature, or the refusal to accept reassignment where reassignment is at substantially similar pay, benefits and reporting duties (and not more than 50 miles from the prior location).

Acceleration of Equity Under Certain Circumstances. In the event of a “change in control” of the Company, all time-vesting options granted to our named executive officers will vest upon the grantee’s continued employment for 18 months following the change in control, or sooner upon a termination of employment by the Company without cause (and, in the case of Mr. Brooks, a termination of employment by Mr. Brooks for good reason) prior to such 18-month anniversary.

If on December 31, 2007, each of our named executive officers had been terminated under the circumstances described above giving rise to severance benefits under the severance plan (or with respect to Mr. Brooks, terminated by the Company without cause or by Mr. Brooks for good reason), Messrs. Brooks, Anderson, Brown, Gregston and Croft would have received cash severance amounts of approximately $713,425, $446,082, $302,362, $417,681 and $294,358, respectively, under the severance plan (or, with respect to Mr. Brooks, pursuant to his term sheet). In the event that such termination had followed a “change of control” and that all time-vesting options had been settled based upon a price of $20 per share, the fair market value at December 31, 2007, then Messrs. Brooks, Anderson, Brown, Gregston and Croft would have received $476,700, $429,100, $429,100, $429,100, and $429,100, respectively, in settlement of their time-vesting options.

Director Compensation

Mr. Brooks received no additional compensation for serving as a director of Noranda HoldCo when he was serving as our CEO, and except as described above pursuant to his term sheet, will receive no additional compensation for serving as a director of Noranda HoldCo. In addition, Mr. Smith will receive no additional compensation for serving as a director of Noranda HoldCo. All other directors are paid under compensation schedules approved by the Board of Directors of Noranda HoldCo. None of our Directors received compensation for their services as directors in 2007. However, as discussed below, Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. received equity-based remuneration for making available certain non-employee Directors to the Company.

DIRECTOR COMPENSATION

The table below summarizes the compensation paid by the Company to each non-employee director for the fiscal year ended December 31, 2007.

Name (a)	Fees Earned or Paid in Cash($) (b) (1)	Option Awards ($) (d) (2)	Total ($) (h)
Joshua J. Harris	0	0	0
Eric L. Press	0	0	0
Gareth Turner	0	0	0
M. Ali Rashid	0	0	0
Matthew H. Nord	0	0	0
Matthew R. Michelini	0	0	0
Scott Kleinman	0	0	0

(1)	As described immediately below, none of our non-employee directors received compensation for their services in 2007. Rather, director fees were paid to Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. for making available for service our non-employee directors in 2007. As more fully described below, Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. received $177,246 and $25,321, respectively, in retainers and fees in respect of Messrs. Harris, Press, Turner, Rashid, Nord, Michelini and Kleinman in 2007.

(2)	As described immediately below, none of our non-employee directors received compensation for their services in 2007. Rather, options were granted to Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. for making available for service our non-employee directors in 2007. As more fully described below, Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. were granted 61,250 and 8,750 options, respectively, in respect of Messrs. Harris, Press, Turner, Rashid, Nord, Michelini and Kleinman in 2007.

Compensation as Director. In 2007, each non-employee director of Noranda HoldCo was entitled to an annual retainer of $50,000 paid quarterly in advance, plus $2,000 for each meeting of the Board of Directors attended in person ($1,000 if attended by telephone). For 2008, each non-employee director of Noranda HoldCo will be entitled to an annual retainer of $75,000 paid quarterly in advance, plus $2,000 for each meeting of the Board of Directors attended in person ($1,000 if attended by telephone).

Compensation as Committee Members. Each non-employee director of Noranda HoldCo who is a member of a committee of the Board is entitled to receive $2,000 for each committee meeting attended in person ($1,000 if attended by telephone).

Apollo Designees. Notwithstanding the general compensation rates described above, to the extent that the service of any non-employee director of Noranda HoldCo is made available to the Company by Apollo (such a non-employee director, an “Apollo Designee”), such Apollo Designee will not be eligible to receive any annual retainers and meetings fees described above (whether as a director or as a Committee Member). Instead, in consideration for providing the services of such Apollo Designee, Apollo Management VI, L.P. will receive 87.5% of the amount of such retainers or fees and Apollo Alternative Assets, L.P. will receive the remaining 12.5%.

2007 Equity-Based Grants. In connection with the consummation of the Apollo Acquisition, the Board of Directors of Noranda HoldCo approved the grant of options to purchase 33,333 shares of Noranda HoldCo common stock under the Noranda 2007 Incentive Plan to Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. in consideration for Apollo’s provision of Apollo Designees to the Board of Noranda HoldCo. In connection with appointment of Messrs. Harris, Press, Turner, Rashid, Nord and Michelini as Apollo Designees

to our Board of Directors, on October 23, 2007, Apollo Management VI, L.P. received options to purchase 175,000 shares of Noranda HoldCo common stock and Apollo Alternative Assets, L.P. received options to purchase 25,000 shares of Noranda HoldCo common stock, in each case, at an exercise price of $6.00 per share. It was subsequently determined that due to an administrative error, the number of options awarded on October 23, 2007 exceeded the amount intended to be awarded and the exercise price was lower than intended. In order to correct the administrative error, the award agreement with Apollo Management VI, L.P. and Apollo Alternative Assets, L.P. was amended and restated on March 10, 2008 to increase the exercise price of all of the options granted on October 23, 2007 to $20.00 per share, and to cancel for no consideration 122,500 of the options awarded to Apollo Management VI, L.P. and 17,500 of the options awarded to Apollo Alternative Assets, L.P. Consequently, as of the date of this filing, Apollo Management VI, L.P. holds 52,500 options granted on October 23, 2007, and Apollo Alternative Assets, L.P. holds 7,500 options granted on October 23, 2007, in each case with an exercise price of $20.00 per share. In connection with the appointment of Mr. Kleinman as an Apollo Designee to our Board of Directors, on December 10, 2007, Apollo Management VI, L.P. received options to purchase 8,750 shares of Noranda HoldCo common stock and Apollo Alternative Assets, L.P. received options to purchase 1,250 shares of Noranda HoldCo common stock, in each case, at an exercise price of $20.00 per share. All options granted to Apollo Management VI, L.P. and to Apollo Alternative Assets, L.P. were fully vested on the date of grant and are exercisable until the tenth anniversary of the grant date (or, if earlier, upon the date 180 days following the first date in which the optionees and their affiliates both (i) no longer hold at least 2% of the shares of common stock of Noranda Aluminum Holding Corporation and (ii) no longer have the right to appoint at least one member of the Board of Directors of Noranda Aluminum Holding Corporation).

Compensation Committee Interlocks and Insider Participation

Prior to December 7, 2007, our entire Board of Directors performed the functions of a compensation committee. Other than Mr. Brooks, none of such directors has ever been one of our officers or employees. With the exception of those matters described below under “Certain Relationships and Related Party Transactions” pertaining to Mr. Brooks with respect to his term sheet and the investor rights agreement described in that section, none of such directors during 2007 had any relationship that requires disclosure in this prospectus as a transaction with a related person. During 2007, none of our executive officers served as a member of the compensation committee of another entity.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2008 for:

•	each person who beneficially owns more than 5% of our common stock;

•	each of our named executive officers;

•	each member of our Board of Directors;

•	all of our executive officers and members of our Board of Directors as a group; and

•	each selling stockholder.

Name of Beneficial Owner(2)	Shares Beneficially Owned Before the Offering(1)		Number of Shares to be Sold in the Offering	Shares Beneficially Owned After the Offering		Maximum Number of Shares to be Sold if Over- Allotment Option is Exercised in Full	Shares Beneficially Owned After the Offering if the Over-Allotment Option is Exercised in Full
	Shares	%		Shares	%		Shares	%
Apollo Management, L.P. and affiliates(3)	21,490,000	98.5
Layle K. Smith	100,000	*
Bill Brooks	85,860	*
Rick Anderson	64,280	*
Alan Brown	61,780	*
Keith Gregston	61,780	*
Scott Croft	61,780	*
Kyle D. Lorentzen(4)	31,750	*
Joshua J. Harris	—	—
Eric L. Press	—	—
Gareth Turner	—	—
M. Ali Rashid	—	—
Matthew H. Nord	—	—
Matthew R. Michelini	—	—
Scott Kleinman	—	—
Alan H. Schumacher	—	—
Thomas R. Miklich	—	—
Robert Kasdin	—	—
All executive officers and directors as a group (17 persons)	467,230	2.1

*	Less than 1%

(1)

The amounts and percentages of interests beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ownership interests. Beneficial ownership amounts for Messrs. Brooks, Anderson, Brown, Gregston and Croft include 40,860, 36,780, 36,780, 36,780 and 36,780 shares, respectively, that may be acquired upon the exercise of options that are or will become exercisable on or before August 29, 2008.

(2)	Unless otherwise indicated, the address of each person listed is c/o Noranda Aluminum Holding Corporation, 801 Crescent Centre Drive, Suite 600, Franklin, Tennessee 37067.

(3)	Represents all equity interest of Noranda Aluminum Holding Corporation held of record by Apollo Investment Fund VI, L.P. (“Investment Fund VI”) and Noranda Holdings, LP (“Noranda Holdings,” together with Investment Fund VI, the “Apollo Investors”). Also includes 70,000 shares issuable upon the exercise of outstanding options issued to Apollo Management VI, L.P. (“Management VI”) and Apollo Alternative Assets, L.P. (“Alternative Assets”). Apollo Advisors VI, L.P. (“Advisors VI”) is the general partner of Investment Fund VI and Apollo Capital Management VI, LLC (“ACM VI”) is the general partner of Advisors VI. Apollo Principal Holdings, I, L.P. (“Apollo Principal”) is the sole member of ACM VI and Apollo Principal Holdings, I GP, LLC (“Apollo Principal GP”) is the general partner of Apollo Principal. Noranda Holdings LLC (“Holdings LLC”) is the general partner of Noranda Holdings. Management VI serves as the manager of Investment Fund VI and of Holdings LLC, and as such has voting and investment power over the shares of Noranda Aluminum Holding Corporation held by Investment Fund VI and Noranda Holdings. AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI, Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC, and Apollo Management GP, LLC (“Apollo Management GP”) is the general partner of Apollo Management. Apollo International Management, L.P. (“AIM LP”) is the managing general partner of Alternative Assets, and Apollo International Management GP, LLC (“International Management GP,” and together with the Apollo Investors, Alternative Assets, Advisors VI, ACM VI, Apollo Principal, Apollo Principal GP, Holdings LLC, Management VI, AIF VI LLC, Apollo Management, Apollo Management GP and AIM LP, the “Apollo Entities”) is the general partner of AIM LP. Each of the Apollo Entities disclaims beneficial ownership of all shares of Noranda Aluminum Holding Corporation held by the Apollo Investors or beneficially owned by Management VI or Alternative Assets, except to the extent of any pecuniary interest therein. The address of Investment Fund VI, Advisors VI, ACM VI, Apollo Principal and Apollo Principal GP is 1 Manhattanville Road, Suite 201, Purchase, New York 10577. The address of Management VI, Investment Fund VI, Apollo Management, Apollo Management GP, AIM LP and International Management GP is 9 West 57th Street, 43rd Floor, New York, NY 10019. The address of Alternative Assets is c/o Walkers SPV Limited, PO Box 908GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands, B.W.I.

Leon Black, Joshua Harris and Marc Rowan are the members of the board of managers of Apollo Principal GP. They are officers of Apollo Management GP and International Management GP. Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of all shares of Noranda Aluminum Holding Corporation held by the Apollo Investors or beneficially owned by Management VI or Alternative Assets, except to the extent of any pecuniary interest therein. The address of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

Each of Messrs. Press, Turner, Rashid, Nord, Michelini and Kleinman, who have relationships with Apollo, disclaims beneficial ownership of any shares of Noranda Aluminum Holding Corporation that may be deemed beneficially owned by any of the Apollo Entities, except to the extent of any pecuniary interest therein. The address of Messrs. Press, Turner, Rashid, Nord, Michelini and Kleinman is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

(4)	Does not include Mr. Lorentzen’s right, pursuant his employment agreement, to purchase, during his employment and upon one business day’s notice to us, an additional number of shares having a then-current fair market value of $115,000 for an aggregate purchase price of $115,000.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Amended and Restated Securityholders Agreement

Noranda HoldCo, Apollo and those members of our management team who hold shares of common stock of Noranda HoldCo or options to acquire shares of common stock of Noranda HoldCo expect to enter into an amended and restated securityholders agreement prior to the completion of this offering, which will provide for, among other things, a restriction on the transferability of each management member’s equity ownership in Noranda HoldCo, piggyback registration rights, repurchase rights by Noranda HoldCo and Apollo in certain circumstances, demand registration rights for Apollo, and certain restrictions on each such person’s ability to compete with us or solicit our employees or customers.

In addition, the amended and restated securityholders agreement will provide that, except as otherwise required by applicable law, if Apollo continues to hold (1) at least 30% but less than 50% of our outstanding common stock, it will have the right to designate at least four director nominees; (2) at least 20% but less than 30% of our outstanding common stock, it will have the right to designate at least three director nominees; and (3) at least 10% but less than 20% of our outstanding common stock, it will have the right to designate at least two director nominees. If, at any time, the Board of Directors decreases the size of the Board of Directors to nine or fewer directors, Apollo will have the right to designate at least three, two and one director nominee(s), respectively, according to the ownership levels detailed above. Once Apollo owns less than 10% of our outstanding common stock, it will have no right to designate directors. Except as otherwise required by applicable law, Apollo will have the right to designate a replacement to fill a vacancy on Noranda HoldCo’s Board of Directors that was designated by Apollo. See “Description of Capital Stock—Composition of Board of Directors; Election and Removal of Directors.” The amended and restated securityholders agreement is being negotiated among management, Noranda HoldCo and Apollo, and Noranda HoldCo believes the amended and restated securityholders agreement will be on arm’s-length terms.

Apollo Management Agreement and Transaction Fee

We entered into a management agreement with Apollo upon the closing of the Apollo Acquisition, pursuant to which Apollo provides us with management services. Under the agreement, we pay Apollo an annual management fee of $2 million. The agreement terminates on May 18, 2017. Apollo may terminate the agreement at any time, in which case we will pay Apollo, as consideration for terminating the agreement, the net present value of all management fees payable through the end of the term of the management agreement. In addition, Apollo is entitled to receive a transaction fee in connection with certain subsequent merger, acquisition, financing or similar transactions equal to 1% of the aggregate transaction value. The management agreement contains customary indemnification provisions in favor of Apollo, as well as expense reimbursement provisions with respect to expenses incurred by Apollo in connection with its performance of services thereunder. The terms and fees payable to Apollo under the management agreement were determined through arm’s-length negotiations between us and Apollo, and reflect the understanding of Apollo and us of the fair value for such services, based in part on market conditions and what similarly-situated companies have paid for similar services. We paid Apollo a $12.3 million fee for services rendered in connection with the Apollo Acquisition and reimbursed Apollo for certain expenses incurred in rendering those services. Upon the consummation of this offering, Apollo intends to terminate the management agreement, and as a result will receive $             million. Apollo also will receive a $             million transaction fee related to this offering.

Other Transactions

Apollo previously owned 41% of Goodman Global, Inc. On February 14, 2008, Goodman Global, Inc. was acquired by affiliates of Hellman & Friedman LLC. We sell rolled aluminum products to Goodman Global, Inc. under a two-year sales contract that extends through 2009. The original contract was entered into prior to our affiliation with Apollo. Recent amendments were the result of arm’s-length negotiations and we feel that they are on terms at least as favorable to us as those we could have obtained from unaffiliated third parties at the time. During the fiscal years ended December 31, 2005, 2006 and 2007, sales to Goodman Global, Inc. totaled $33.8 million, $55.0 million and $63.8 million, respectively.

Apollo owns approximately 76% of Berry Plastics Group. We sell rolled aluminum products to subsidiaries of Berry Plastics Group under annual sales contracts, including a contract for 2008. The original contract was entered into prior to our affiliation with Apollo. Subsequent contracts were the result of arm’s-length negotiations and we feel that they are on terms at least as favorable to us as those we could have obtained from unaffiliated third parties at the time. During the fiscal years ended December 31, 2005, 2006 and 2007, sales to these subsidiaries totaled $8.7 million, $9.3 million and $13.5 million, respectively. Mr. Lorentzen, who became our COO on May 8, 2008, was the Vice President of Corporate Development at Berry Plastics Group from April 2007 to May 2008.

Review and Approval of Related Person Transactions

Upon consummation of the offering, our Board of Directors will have adopted a written policy regarding transactions with related persons, as defined in Item 404 of SEC Regulation S-K. As a general matter, the policy will require the Audit Committee to review and approve all related person transactions. The policy will contain transactions which are pre-approved transactions. The policy will provide that if advance approval of a related person transaction is not obtained, it must be promptly submitted to the committee for possible ratification, approval, amendment, termination or rescission. In reviewing any transaction, the Audit Committee may take into account, among other factors, recommendations from senior management, whether the transaction is on terms that are no less favorable than terms generally available to third parties in similar circumstances and the extent of the related person’s interest in the transaction. Any related person transaction must be conducted at arm’s length. Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below the principal terms of the agreements that govern the existing senior secured credit facilities and certain hedging arrangements with Merrill Lynch International, as well as our existing notes. This summary is not a complete description of all of the terms of the relevant agreements. Copies of the senior secured credit facilities and the indentures governing the notes have been filed with the SEC.

The Existing Senior Secured Credit Facilities

Noranda AcquisitionCo is the borrower under the existing senior secured credit facilities. The existing senior secured credit facilities have been provided by a syndicate of banks and other financial institutions. The existing senior secured credit facilities provide financing of up to $750.0 million, consisting of:

•

$500.0 million in term B loans with a maturity of seven years, all of which were drawn in connection with the consummation of the Apollo Transactions, $75.0 million of which were voluntarily repaid on June 28, 2007 and an additional $30.3 million of which were mandatorily repaid pursuant to the facility’s cash flow sweep provision in April 2008; and

•

a $250.0 million revolving credit facility with a maturity of six years, which includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans. The revolving credit facility was undrawn on the closing date of the Apollo Transactions and is undrawn as of the date of this prospectus.

In addition, the existing senior secured credit facilities permit Noranda AcquisitionCo to incur incremental term and revolving loans under such facilities in an aggregate principal amount up to $200.0 million. Incurrence of such incremental indebtedness under the existing senior secured facilities is subject to, among other things, pro forma compliance with a senior secured leverage ratio of 3.0 to 1.0. As of the date of this prospectus, Noranda AcquisitionCo has no commitments from any lender to provide such incremental loans.

Interest Rate and Fees

The interest rates per annum applicable to loans under the existing senior secured credit facilities are, at Noranda AcquisitionCo’s option, equal to either an alternate base rate or an adjusted LIBOR rate for a one-, two-, three- or six-month interest period, or a nine- or twelve-month period if available from all relevant lenders, in each case plus an applicable margin that varies with the senior secured leverage ratio of Noranda AcquisitionCo. The alternate base rate means the greater of (i) the rate as quoted from time to time in The Wall Street Journal, Money Rates Section as the prime rate and (ii) one-half of 1.0% over the weighted-average of rates on overnight Federal Funds as published by the Federal Reserve Bank of New York. The adjusted LIBOR rate will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the applicable loan and the maximum reserve percentages established by the Board of Governors of the U.S. Federal Reserve to which the lenders are subject.

In addition to paying interest on outstanding principal under the existing senior secured credit facilities, Noranda AcquisitionCo is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum (subject to reduction upon attainment of certain leverage ratios). Noranda AcquisitionCo also is required to pay customary letter of credit and agency fees.

Prepayments

The existing senior secured credit facilities require Noranda AcquisitionCo to prepay outstanding term loans, subject to certain exceptions, with:

•

beginning with the first full fiscal quarter ended after the closing, 50% (which percentage may be reduced to certain levels upon the achievement of either a specified total net senior secured leverage ratio or the repayment of a specified proportion of the term loans) of excess cash flow (as defined in the credit agreement) less the amount of certain voluntary prepayments as described in the credit agreement, payable after the end of the applicable fiscal year;

•

so long as the total net senior secured leverage ratio is above a certain threshold and a specified proportion of the term loans remains outstanding, 100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, if Noranda AcquisitionCo does not reinvest or commit to reinvest those proceeds in assets to be used in its business or to make certain other permitted investments within 15 months and 100% of the net cash proceeds from the early termination of hedging arrangements in effect as of April 10, 2007; and

•	100% of cash proceeds from the issuance of debt, subject to certain exceptions.

Noranda AcquisitionCo may voluntarily repay outstanding loans under the existing senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.

Amortization

The term B loans will amortize each year in an amount equal to 1% per annum in equal quarterly installments (with the first repayment made on September 30, 2007) for the first six years and nine months, with the remaining amount payable on the date that is seven years from the date of the closing of the existing senior secured credit facilities. Any voluntary prepayments made on the term B loans from time to time may be applied against otherwise scheduled amortization obligations.

Principal amounts outstanding under the revolving credit facility will be due and payable in full at maturity, six years from the date of the closing of the existing senior secured credit facilities.

Guarantee and Security

All obligations under the existing senior secured credit facilities are unconditionally guaranteed by Noranda HoldCo and each of the existing and future direct and indirect wholly owned domestic subsidiaries of Noranda AcquisitionCo, in each case subject to certain exceptions.

All obligations under the existing senior secured credit facilities and the guarantees of those obligations (as well as any interest-hedging or other swap agreements with the lenders and/or their affiliates under the existing senior secured credit facilities) are secured by the following (subject to certain exceptions):

•

a first priority pledge of all of the equity interests of Noranda AcquisitionCo by Noranda HoldCo and a pledge of 100% of the equity interests of each of the existing and future direct and indirect wholly owned domestic subsidiaries of Noranda AcquisitionCo; and

•

a first priority security interest in substantially all of the assets of Noranda AcquisitionCo as well as those of each of the existing and future direct and indirect wholly owned domestic subsidiaries of Noranda AcquisitionCo.

Certain Covenants and Events of Default

The existing senior secured credit facilities contain customary covenants that, among other things, restrict, subject to certain exceptions, the ability of Noranda AcquisitionCo and its restricted subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations, make dividends and other restricted payments and prepay subordinated indebtedness.

The existing senior secured credit facilities also contain certain customary affirmative covenants and events of default. With respect to waiver or amendment of certain covenants, the lenders under the existing senior secured credit facilities will vote as a group with Merrill Lynch International, the counterparty to certain hedging arrangements with Noranda AcquisitionCo and its subsidiaries. Merrill Lynch International and the agent for the senior secured lenders have entered into an intercreditor agreement. The hedging arrangements with Merrill Lynch International are subject to an independent set of covenants that, among other things, restrict, subject to certain exceptions, the ability of Noranda AcquisitionCo and its restricted subsidiaries, to incur indebtedness and enter into additional hedging arrangements.

The Notes

AcquisitionCo Notes

Noranda AcquisitionCo is the issuer of $510 million principal amount of senior floating rate notes. The AcquisitionCo notes mature on May 15, 2015 and bear interest at a floating rate equal to LIBOR (reset semi-annually) plus 4.00% or, in the event interest is not paid in cash as set forth below, 4.75%. The initial interest payment on the AcquisitionCo notes was paid on November 15, 2007 in cash; for any subsequent period through May 15, 2011, Noranda AcquisitionCo may elect to pay interest: (i) entirely in cash, (ii) by increasing the principal amount of the AcquisitionCo notes or by issuing new notes or (iii) 50% in cash and 50% by increasing the principal amount of existing notes or issuing new notes. For any subsequent period after May 15, 2011, Noranda AcquisitionCo must pay all interest in cash.

Some or all of the AcquisitionCo notes may be redeemed at the election of Noranda AcquistionCo at any time and from time to time after May 15, 2008, subject to certain notice requirements, at a premium to par that declines over time to zero as of May 15, 2010.

The AcquisitionCo notes are unconditionally guaranteed on a senior unsecured, joint and several basis by the existing and future wholly owned domestic subsidiaries of Noranda AcquisitionCo that guarantee the existing senior secured credit facilities. In addition, on September 7, 2007, Noranda HoldCo fully and unconditionally guaranteed the Noranda AcquisitionCo Notes on a joint and several basis with the existing guarantors. The guarantee by Noranda HoldCo is not required by the indenture governing the AcquisitionCo notes and may be released by Noranda HoldCo at any time.

The indenture governing the AcquisitionCo notes contains customary covenants that, among other things, restrict, subject to certain exceptions, the ability of Noranda AcquisitionCo and its restricted subsidiaries to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations, make dividends and other restricted payments and prepay subordinated indebtedness. The indenture also contains certain customary affirmative covenants and events of default.

HoldCo Notes

Noranda HoldCo is the issuer of $220 million principal amount of senior floating rate notes. The HoldCo notes mature on November 15, 2014 and bear interest at a floating rate equal to LIBOR (reset semi-annually) plus 5.75% or, in the event interest is not paid in cash as set forth below, 6.50%. The initial interest payment on the HoldCo notes was paid on November 15, 2007 in cash; for any subsequent period through May 15, 2012, Noranda HoldCo may elect to pay interest: (i) entirely in cash, (ii) by increasing the principal amount of the HoldCo notes or by issuing new notes or (iii) 50% in cash and 50% by increasing the principal amount of existing notes or issuing new notes. For any subsequent period after May 15, 2012, Noranda HoldCo must pay all interest in cash.

Some or all of the HoldCo notes may be redeemed at the election of Noranda HoldCo at any time and from time to time after May 15, 2008, subject to certain notice requirements, at a premium to par that declines over time to zero as of May 15, 2010.

The HoldCo Notes are not guaranteed.

The indenture governing the HoldCo notes contains customary covenants that, among other things, restrict, subject to certain exceptions, the ability of Noranda HoldCo and its restricted subsidiaries to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations, make dividends and other restricted payments and prepay subordinated indebtedness. The indenture also contains certain customary affirmative covenants and events of default.

The Aluminum Swaps

Noranda Aluminum, Inc. has entered into a long-term, fixed-price hedge arrangement with Merrill Lynch International, including a cash settlement commodity swap relating to specified levels of our primary aluminum production capacity. Currently, we have hedged approximately 50% of our expected cumulative primary aluminum shipments through 2012, at prices attractive relative to historical levels and which we believe will help ensure positive cash flows based on our expected cost structure.

Under this arrangement, if the fixed price of primary aluminum established per the swap for any monthly calculation period exceeds the average market price of primary aluminum (as determined by reference to prices quoted on the LME) during such monthly calculation period, our counterparty in this hedging arrangement will pay to us an amount equal to the difference multiplied by the quantities as to which the swap agreement applies during such period. If the average market price during any monthly calculation period exceeds the fixed price of primary aluminum specified for such period, we will pay an amount equal to the difference multiplied by the contracted quantity to our counterparty.

The primary purpose of our aluminum swaps is to hedge our exposure to price risk, so as to increase the probability that we will be able to meet our debt service requirements, pay other fixed charges and make necessary capital expenditures, despite fluctuations in commodity prices. We may alter our hedging strategy, including increasing or decreasing our percentage of future expected shipments hedged, based on our view in the future of actual and forecasted aluminum prices.

The following table summarizes our in place, fixed price aluminum hedges per year:

	2008	2009	2010	2011	2012
Pounds hedged annually (pounds in thousands)	286,920	289,070	290,536	290,955	291,825
Average hedged price per pound	$1.18	$1.09	$1.06	$1.20	$1.28

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each will be in effect as of the consummation of this offering, and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law, or DGCL.

General

Pursuant to our amended and restated certificate of incorporation, our capital stock will consist of             total authorized shares, of which             shares, par value $0.01 per share, will be designated as “common stock” and              shares, par value $0.01 per share, will be designated as “preferred stock.” Immediately following the completion of this offering, we will have             shares of common stock outstanding, including             shares that will be issued to the underwriters upon the exercise of their over-allotment option. There will be no shares of preferred stock outstanding immediately following this offering.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our Board of Directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters. The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, shares of preferred stock will be issuable from time to time, in one or more series, with the designations of the series, the voting rights (if any) of the shares of the series, the powers, preferences and relative, participation, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof as our Board of Directors from time to time may adopt by resolution, subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series. All shares of any one series of preferred stock will be identical.

Composition of Board of Directors; Election and Removal of Directors

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, the number of directors comprising our Board of Directors will be determined from time to time by our Board of Directors, and only a majority of the Board of Directors may fix the number of directors. We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules which exempts us from certain requirements, including the requirements that we have a majority of independent directors on our Board of Directors and that we have compensation and nominating and corporate governance committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members. Upon the closing of this offering, it is anticipated that we will have 12 directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of our Board of Directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

The amended and restated securityholders agreement Noranda HoldCo expects to enter into with Apollo and certain members of our management will provide that, except as otherwise required by applicable law, if Apollo continues to hold (1) at least 30% but less than 50% of our outstanding common stock, it will have the right to designate at least four director nominees; (2) at least 20% but less than 30% of our outstanding common stock, it will have the right to designate at least three director nominees; and (3) at least 10% but less than 20% of our outstanding common stock, it will have the right to designate at least two director nominees. If, at any time, the Board of Directors decreases the size of the Board of Directors to nine or fewer directors, Apollo will have the right to designate at least three, two and one director nominee(s), respectively, according to the ownership levels detailed above. Once Apollo owns less than 10% of our outstanding common stock, it will have no right to designate directors. Except as otherwise required by applicable law, Apollo will have the right to designate a replacement to fill a vacancy on Noranda HoldCo’s Board of Directors that was designated by Apollo. See “Certain Relationships and Related Party Transactions—Amended and Restated Securityholders Agreement.”

Our amended and restated certificate of incorporation will provide that our Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will also provide that stockholders do not have the right to cumulative votes in the election of directors.

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will not make an exception to this rule. In addition, our amended and restated certificate of incorporation and bylaws provide that, except to the extent otherwise provided in the amended and restated securityholders agreement, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, subject to Apollo’s rights as described above.

Special Meetings of Stockholders

Our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the Board of Directors and the chairman.

Section 203 of the DGCL

In our amended and restated certificate of incorporation, we will elect not to be subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in the manner prescribed therein. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock.

Certain Corporate Anti-Takeover Provisions

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation will contain provisions that permit our Board of Directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. See “—Preferred Stock.”

Classified Board; Number of Directors

Our amended and restated certificate of incorporation will provide that our Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible and the number of directors on our board may be fixed only by the majority of our Board of Directors, as described above in “—Composition of Board of Directors; Election and Removal of Directors.”

Removal of Directors, Vacancies

Our stockholders will be able to remove directors only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our Board of Directors may be filled only by a majority of our Board of Directors. Except as otherwise required by applicable law, the amended and restated securityholders agreement will provide that Apollo will have the right to designate a replacement to fill a vacancy on Noranda HoldCo’s Board of Directors that was designated by Apollo. See “Certain Relationships and Related Party Transactions—Amended and Restated Securityholders Agreement.”

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors. Cumulative voting rights would have been available to the holders of our common stock if our amended and restated articles of incorporation had not negated cumulative voting.

Calling of Special Meetings of Stockholders

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that special meetings of our stockholders may be called only by our Board of Directors or the Chairman of our Board of Directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Delaware Takeover Statute

All the foregoing proposed provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that no officer or director of us who is also an officer, director, employee, managing director or other affiliate of Apollo will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Apollo instead of us, or does not communicate information regarding a corporate opportunity to us that the officer, director, employee, managing director or other affiliate has directed to Apollo.

Amendment of Our Certificate of Incorporation

Under applicable law, our amended and restated certificate of incorporation will provide that it may be amended only with the affirmative vote of a majority of the outstanding stock entitled to vote thereon; provided that Apollo’s prior written approval is required for any modification, amendment or repeal of the provisions discussed above regarding the ability of Apollo-related directors to direct or communicate corporate opportunities to Apollo. See “—Corporate Opportunity.”

Amendment of Our Bylaws

Our amended and restated bylaws will provide that they can be amended by the vote of the holders of a majority of the shares then entitled to vote or by the vote of a majority of the Board of Directors.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation will provide that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation will provide that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our Board of Directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our Board of Directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our Board of Directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment or repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Listing

We have applied to list our common stock on the New York Stock Exchange under the trading symbol “NOR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for the common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to an Investment in Our Common Stock and This Offering—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.”

Sale of Restricted Shares

Upon completion of this offering, we will have an aggregate of             shares of our common stock outstanding, excluding shares reserved at March 31, 2008 for issuance upon exercise of options that have been granted under our stock option plans (             of which were exercisable at such date). Of these shares, the              shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining              shares of our common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

We have granted Apollo, our equity sponsor, demand and incidental registration rights with respect to the shares of our common stock owned by it after this offering, and have granted our management members incidental registration rights with respect to the             shares of our common stock owned by them after this offering (             shares of our common stock if the underwriters exercise the over-allotment option in full). See “Certain Relationships and Related Party Transactions—Amended and Restated Securityholders Agreement.”

Equity Incentive Plan

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act with the SEC to register              shares of our common stock issued or reserved for issuance under our long-term incentive plan. As of the date of this prospectus, we have granted options to purchase              shares of our common stock, of which              shares are vested and exercisable. Subject to the expiration of any lock-up restrictions as described below and following the completion of any vesting periods, shares of our common stock issuable upon the exercise of options granted or to be granted under our plan will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Lock-up Agreements

Executive officers, directors and significant stockholders, including Apollo, have agreed not to sell any shares of our common stock for a period of              days from the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the ownership and disposition of our common stock applicable to non-U.S. holders. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For the purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock other than:

•	a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our common stock should consult their tax advisors.

It is assumed in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, and holders who hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, except to the extent provided below, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, dividends, if any, paid by us to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if an income tax treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of these entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Gain on Sale or Other Disposition of our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty as a condition to subjecting a non U.S. holder to U.S. federal income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We believe that we currently are not, and do not anticipate becoming, a USRPHC. If we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

U.S. Federal Estate Tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2008, the selling stockholders have agreed to sell to the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as a representative, the following respective numbers of shares of common stock:

Name	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay the selling stockholders for the shares.

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by selling stockholders

The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $             per share to brokers and dealers. After the offering, the representative may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $             (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of              shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the

underwriters sell more than              shares in connection with this offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and the selling stockholders will be obligated to sell the additional shares of common stock to the underwriters.

Directed Share Program

At our request, the underwriters have reserved up to         % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The sales will be made by              through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase by 8:00 a.m. on the day following the date of this prospectus. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Except for certain of our officers and directors who have entered into lock-up agreements as contemplated under “Lock-up Agreements” below, each person buying shares through the directed share program has agreed that, for a period of 25 calendar days from the date of this prospectus, he or she will not, without the prior written consent of              offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into our or exchangeable for our common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, or make any demand for or exercise any right with respect to the registration of any shares or any security convertible into or exercisable or exchangeable for shares of common stock. For officer and directors purchasing share through the directed share program, the lock-up agreements contemplated under “Lock-up Agreements” below shall govern with respect to their purchases.

Lock-Up Agreements

We, all of our directors and executive officers and certain of our other existing stockholders, including Apollo, have agreed that, subject to certain exceptions without the prior written consent of the representative, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of          days after the date of this prospectus.

The         -day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the -day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the         -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the         -day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the

18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by the representative.

The representative, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. The representative has informed us that it does not presently intend to release the common stock or other securities subject to the lock-up agreements. When determining whether or not to release common stock and other securities from lock-up agreements, the representative will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representative and us. In determining the initial public offering price of our common stock, the representative will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares, in whole or in part, and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholders nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We have applied to list our common stock on the New York Stock Exchange under the symbol “NOR.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

The underwriters have in the past, and will in the future perform investment banking and advisory services for us from time to time for which they have received, and will in the future receive customary fees and expenses.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

Wachtell, Lipton, Rosen & Katz will pass upon for us the validity of the shares of our common stock offered hereby. The underwriters have been represented by Fried, Frank, Harris, Shriver & Jacobson LLP.

EXPERTS

The consolidated financial statements of Noranda Aluminum Holding Corporation at December 31, 2007 (Successor) and for the periods from May 18, 2007 through December 31, 2007 (Successor) and January 1, 2007 through May 17, 2007 (Predecessor) and of Noranda Aluminum, Inc. at December 31, 2006 (Predecessor) and for the periods August 16, 2006 through December 31, 2006 (Predecessor) and January 1, 2006 through August 15, 2006 (Pre-predecessor) and the year ended December 31, 2005 (Pre-predecessor), appearing in this Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, which, as to the years 2007 and 2005, are based in part on the reports of Deloitte & Touche LLP, an independent registered public accounting firm, and Deloitte & Touche Chartered Accountants, Jamaica, independent auditors.

The balance sheet of Gramercy Alumina LLC as of December 31, 2007 and the related statements of operations, changes in members’ equity, comprehensive income, and cash flows for the years ended December 31, 2007 and 2005 included in this Prospectus and Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement.

The consolidated balance sheet of St. Ann Bauxite Limited and its subsidiary as of December 31, 2007 and the related consolidated profit and loss account and statements of changes in equity and cash flows for the years ended December 31, 2007 and 2005 included in this Prospectus and Registration Statement have been audited by Deloitte & Touche Chartered Accountants, Jamaica, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement.

The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the United States Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act relating to the common stock that includes important business and financial information about us that is not included in or delivered with this prospectus. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

You may obtain copies of the information and documents incorporated by reference in this prospectus at no charge by writing or telephoning us at the following address or telephone number:

Noranda Aluminum Holding Corporation

801 Crescent Centre Drive, Suite 600

Franklin, TN 37067

Attention: Investor Relations

(615) 771-5700

We also maintain an Internet site at http://www.norandaaluminum.com. We will, as soon as reasonably practicable after the electronic filing of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports if applicable, make available such reports free of charge on our website. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

INDEX TO FINANCIAL STATEMENTS

NORANDA ALUMINUM HOLDING CORPORATION
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm for 2007	F-2
Report of Independent Registered Public Accounting Firm for 2006 and 2005	F-3
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-4

Consolidated Statements of Operations for the Periods from May 18, 2007 to December 31, 2007, January  1, 2007 to May 17, 2007, August 16, 2006 to December 31, 2006, January 1, 2006 to August 15, 2006 and for the Year Ended December 31, 2005

F-5

Consolidated Statements of Shareholder’s Equity (Deficiency) for the Periods from May  18, 2007 to December 31, 2007, January 1, 2007 to May 17, 2007, August 16, 2006 to December 31, 2006, January 1, 2006 to August 15, 2006 and for the Year Ended December 31, 2005

F-6

Consolidated Statements of Cash Flows for the Periods from May 18, 2007 to December 31, 2007, January  1, 2007 to May 17, 2007, August 16, 2006 to December 31, 2006, January 1, 2006 to August 15, 2006 and for the Year Ended December 31, 2005

F-7
Notes to Consolidated Financial Statements	F-8
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2008 and December 31, 2007	F-49
Unaudited Condensed Consolidated Statements of Income for the Three-Month Periods Ended March 31, 2008 and 2007	F-50
Unaudited Condensed Consolidated Statements of Shareholder’s Equity (Deficiency) for the Period from December 31, 2006 through March 31, 2008	F-51
Unaudited Condensed Consolidated Statements of Cash Flows for the Three-Month Periods Ended March 31, 2008 and 2007	F-52
Notes to Unaudited Condensed Consolidated Financial Statements	F-53

GRAMERCY ALUMINA LLC
Report of Independent Registered Public Accounting Firm	F-75
Balance Sheets as of December 31, 2007 and 2006	F-76
Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005	F-77
Statements of Changes in Members’ Equity for the Years Ended December 31, 2007, 2006 and 2005	F-78
Statements of Comprehensive Income for the Years Ended December 31, 2007, 2006 and 2005	F-78
Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005	F-79
Notes to Financial Statements	F-80

ST. ANN BAUXITE LIMITED AND ITS SUBSIDIARY
Independent Auditors’ Report	F-89
Consolidated Balance Sheet as of December 31, 2007 and 2006	F-90
Consolidated Profit and Loss Account for the Years Ended December 31, 2007, 2006 and 2005	F-91
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2007, 2006 and 2005	F-91
Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006, and 2005	F-92
Notes to the Financial Statements	F-93
US GAAP Reconciliation	F-115

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Noranda Aluminum Holding Corporation

We have audited the accompanying consolidated balance sheet of Noranda Aluminum Holding Corporation (the “Company”) as of December 31, 2007 (Successor) and the related consolidated statements of operations, shareholders’ equity (deficiency), and cash flows for the periods from May 18, 2007 to December 31, 2007 (Successor) and from January 1, 2007 to May 17, 2007 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Gramercy Alumina LLC (Gramercy) and St. Ann Bauxite Limited (St. Ann) (corporations in which the Company has 50% interests), have been audited by other auditors whose reports have been furnished to us, and our opinions on the Company’s consolidated financial statements, insofar as it relates to the amounts included for Gramercy and St. Ann before consolidation adjustments, is based solely on the reports of the other auditors. In the Company’s consolidated financial statements, (in thousands) the Company’s investments in Gramercy and St. Ann are stated at $92,480 and $106,394, respectively, at December 31, 2007 (Successor), and the Company’s equity in the net income before consolidation adjustments of Gramercy and St. Ann is stated at $4,103 and $2,877, respectively, for the period from January 1, 2007 to May 17, 2007 and is stated at $8,604 and $3,451, respectively, for the period from May 18, 2007 to December 31, 2007.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Noranda Aluminum Holding Corporation at December 31, 2007 (Successor), and the consolidated results of its operations and cash flows for the periods from May 18, 2007 to December 31, 2007 (Successor) and from January 1, 2007 to May 17, 2007 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2007, the Company changed its method of accounting for income tax contingencies in accordance with Financial Accounting Standards Board Interpretation No. 48.

/s/    ERNST & YOUNG LLP

Nashville, Tennessee

April 30, 2008, except for Note 21 and Note 22

for which the date is June 13, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Noranda Aluminum, Inc.

We have audited the accompanying consolidated balance sheet of Noranda Aluminum, Inc. (the “Company”) as of December 31, 2006 (Predecessor) and the related consolidated statements of operations, shareholder’s equity and cash flows for the periods from August 16, 2006 to December 31, 2006 (Predecessor), January 1, 2006 to August 15, 2006 (Pre-predecessor), and January 1, 2005 to December 31, 2005 (Pre-predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Gramercy Alumina LLC and St. Ann Bauxite Limited (corporations in which the Company has a 50% interest, respectively), as of December 31, 2005 and for the year then ended. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts reported for Gramercy Alumina LLC and St. Ann Bauxite Limited for the year ended December 31, 2005, is based solely on the reports of other auditors. The Company’s investment in Gramercy Alumina LLC and St. Ann Bauxite Limited, excluding consolidation adjustments, represents 3.5% of the total assets of the Company as of December 31, 2005 (Pre-predecessor), and the Company’s share of equity in net income of Gramercy Alumina LLC and St. Ann Bauxite Limited, excluding consolidation adjustments, represents 27.1% of net income from continuing operations before income taxes for the period from January 1, 2005 to December 31, 2005 (Pre-predecessor).

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Noranda Aluminum, Inc. at December 31, 2006 (Predecessor), and the consolidated results of its operations and cash flows for the periods from August 16, 2006 to December 31, 2006 (Predecessor), January 1, 2006 to August 15, 2006 (Pre-predecessor), and the period from January 1, 2005 to December 31, 2005 (Pre-predecessor), in conformity with United States generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R), which required the Company to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of shareholder’s equity and to recognize the change in that funded status in the year in which the changes occur through comprehensive income.

/s/ ERNST & YOUNG LLP

Toronto, Canada,	Chartered Accountants
April 9, 2008, except for Note 21 for which the date is June 13, 2008	Licensed Public Accountants

NORANDA ALUMINUM HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

(dollars expressed in thousands, except per share information)

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
ASSETS
Current assets:
Cash and cash equivalents	75,630	40,549
Accounts receivable, net	97,169	128,975
Inventories	180,250	177,393
Other current assets	34,336	28,770

Total current assets	387,385	375,687

Advances due from parent	—	10,711
Investments in affiliates	198,874	179,543
Property, plant and equipment, net	657,811	672,837
Goodwill	256,122	284,338
Other intangible assets, net	70,136	52,002
Other assets	80,216	41,625

Total assets	1,650,544	1,616,743

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable
Trade	32,505	66,509
Affiliates	27,571	54,339
Accrued liabilities	63,182	39,733
Deferred tax liabilities	22,355	13,456
Current portion of long-term debt due to a third party	30,300	—

Total current liabilities	175,913	174,037

Long-term debt due to third parties	1,121,372	—
Long-term debt due to related party	—	160,000
Pension and other long-term liabilities	141,914	63,356
Deferred tax liabilities	211,421	210,849

Total liabilities	1,650,620	608,242

Shareholders’ equity (deficiency):
Share capital	216	1
Capital in excess of par value	11,767	953,653
Retained earnings	—	59,425
Accumulated other comprehensive loss	(12,059)	(4,578)

Total shareholders’ equity (deficiency)	(76)	1,008,501

Total liabilities and shareholders’ equity (deficiency)	1,650,544	1,616,743

See accompanying notes

NORANDA ALUMINUM HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars expressed in thousands, except per share information)

	Successor	Predecessor		Pre-predecessor
	Period from May 18, 2007 to December 31, 2007	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006	Year ended December 31, 2005
	$	$	$	$	$
Sales	867,390	527,666	496,681	816,042	1,026,443

Operating costs and expenses:
Cost of sales	768,010	424,505	408,968	660,529	929,504
Selling, general and administrative expenses	39,159	16,853	14,029	23,933	23,799
Other (recoveries) expense, net	(454)	(37)	(557)	(56)	1,614

	806,715	441,321	422,440	684,406	954,917

Operating income	60,675	86,345	74,241	131,636	71,526

Other expense (income)
Interest expense (income), net:
Parent and a related party	—	7,187	7,059	12,576	24,340
Third-party	67,243	(952)	(732)	96	4,184
(Gain) loss on derivative instruments and hedging activities, net	(12,497)	56,467	5,452	16,632	(7,887)
Equity in net income of investments in affiliates	(7,375)	(4,269)	(3,189)	(8,337)	(9,820)
Other, net	—	—	42	45	576

	47,371	58,433	8,632	21,012	11,393
Income from continuing operations before income tax expense	13,304	27,912	65,609	110,624	60,133
Income tax expense	5,137	13,655	23,577	38,744	18,603

Income from continuing operations	8,167	14,257	42,032	71,880	41,530

Loss on discontinued operations, net of income tax benefit of $2,409	—	—	—	—	(12,385)
Gain on disposal of discontinued operations, net of income tax benefit of $50,561	—	—	—	—	21,173

Net income	8,167	14,257	42,032	71,880	50,318

Earnings per share
Basic	$0.38
Diluted	$0.38
Weighted-average shares outstanding (in thousands)
Basic	21,603
Diluted	21,665

See accompanying notes

NORANDA ALUMINUM HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(dollars expressed in thousands, except per share information)

	Share capital	Capital in excess of par value	(Accumulated deficit) retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity (deficiency)
	$	$	$	$	$
Pre-predecessor
Balance, December 31, 2004 (Pre-predecessor)	1	50,544	(63,682)	(2,054)	(15,191)

For the year ended December 31, 2005 (Pre-predecessor):
Net income	—	—	50,318	—	50,318
Pension adjustment, net of tax of $(419)	—	—	—	(730)	(730)

Total comprehensive income					49,588
Capital injection from parent	—	435,256	—	—	435,256
Stock option expense and excess tax benefits	—	2,670	—	—	2,670

Balance, December 31, 2005 (Pre-predecessor)	1	488,470	(13,364)	(2,784)	472,323

For the period from January 1, 2006 to August 15, 2006 (Pre-predecessor):
Net income	—	—	71,880	—	71,880
Pension adjustment, net of tax of $(337)	—	—	—	(559)	(559)

Total comprehensive income					71,321
Exercise of stock options	—	(7,428)	—	—	(7,428)
Stock option expense and excess tax benefits	—	2,561	—	—	2,561

Balance, August 15, 2006 (Pre-predecessor)	1	483,603	58,516	(3,343)	538,777

Predecessor
Adjustment to reflect push-down of Xstrata Acquisition (Predecessor)	1	949,999	17,393	—	967,393
For the period from August 16, 2006 to December 31, 2006 (Predecessor):
Net income	—	—	42,032	—	42,032
Pension adjustment, net of tax of $(2,735)	—	—	—	(4,578)	(4,578)

Total comprehensive income					37,454
Excess tax benefits from exercise of stock options	—	3,654	—	—	3,654

Balance, December 31, 2006 (Predecessor)	1	953,653	59,425	(4,578)	1,008,501

For the period from January 1, 2007 to May 17, 2007 (Predecessor):
Adoption of new accounting standard (FIN 48)	—	—	(1,226)	—	(1,226)
Net income	—	—	14,257	—	14,257
Pension adjustment, net of tax of $(1,494)	—	—	—	3,206	3,206

Total comprehensive income					17,463
Capital contribution from parent	—	128,600	—	—	128,600
Distribution to parent	—	—	(25,000)	—	(25,000)
Non-cash distribution to parent	—	—	(1,541)	—	(1,541)

Balance, May 17, 2007 (Predecessor)	1	1,082,253	45,915	(1,372)	1,126,797

Successor
Adjustment to reflect Apollo Acquisition (Successor)	216	215,914	—	—	216,130
For the period from May 18, 2007 to December 31, 2007 (Successor):
Net income	—	—	8,167	—	8,167
Pension adjustment, net of tax of $(7,368)	—	—	—	(12,059)	(12,059)

Total comprehensive loss					(3,892)
Distribution to shareholders	—	(207,963)	(8,167)	—	(216,130)
Stock option expense	—	3,816	—	—	3,816

Balance, December 31, 2007 (Successor)	216	11,767	—	(12,059)	(76)

See accompanying notes

NORANDA ALUMINUM HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars expressed in thousands, except per share information)

	Successor	Predecessor		Pre-predecessor
	Period from May 18, 2007 to December 31, 2007	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006	Year Ended December 31, 2005
	$	$	$	$	$
OPERATING ACTIVITIES
Net income	8,167	14,257	42,032	71,880	50,318
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	69,709	29,637	32,914	24,259	42,280
Non-cash interest	5,305	2,200	400	800	—
Loss (gain) on disposal of property, plant and equipment	685	(160)	(193)	952	(70)
Loss on disposal of discontinued operations	—	—	—	—	29,388
Loss (gain) on derivative instruments and hedging activities	(12,497)	56,467	5,452	16,632	(7,887)
Amortization of derivative asset	—	—	—	—	3,235
Equity in net income of investments in affiliates	(7,375)	(4,269)	(3,189)	(8,337)	(9,820)
Deferred income taxes	(1,856)	(14,828)	1,200	39,114	(49,994)
Stock option expense	3,816	—	—	2,561	552
Changes in deferred charges and other assets	(8,477)	124	(3,120)	(8,634)	(2,108)
Changes in pension and other long-term liabilities	4,312	(4,925)	54	9,021	34,798
Changes in operating assets and liabilities (net of acquisitions):
Accounts receivable	39,779	(8,239)	(8,289)	(15,542)	(17,857)
Inventories	43,565	(18,069)	(17,030)	(14,251)	(1,708)
Other current assets	1,975	16,956	1,604	(1,706)	(359)
Accounts payable	(7,751)	(239)	48,369	(35,892)	7,647
Accrued liabilities	21,434	(27,743)	7,607	1,018	(21,169)

Cash provided by operating activities	160,791	41,169	107,811	81,875	57,246

INVESTING ACTIVITIES
Capital expenditures	(36,172)	(5,768)	(21,034)	(20,538)	(57,864)
Net increase (decrease) in advances due from parent	—	10,925	(10,711)	—	—
Proceeds from sale of discontinued operations	—	—	—	—	40,500
Proceeds from disposal of equipment	—	—	—	25	114
Payments for the Apollo Acquisition, net of cash acquired	(1,161,519)	—	—	—	—
Investments in affiliates	—	—	—	—	(576)

Cash (used in) provided by investing activities	(1,197,691)	5,157	(31,745)	(20,513)	(17,826)

FINANCING ACTIVITIES
Proceeds from issuance of shares	216,130	—	—	—	—
Distribution to shareholders	(216,130)	—	—	—	—
Capital contributions from parent	—	101,256	—	—	—
Distributions to parent	—	(25,000)	—	—	—
Excess tax benefits from stock-based compensation	—	—	3,654	—	—
Exercise of stock options	—	—	—	(7,428)	—
Net increase (decrease) in advances payable to parent	—	—	(24,202)	21,723	36,380
Deferred financing costs	(39,020)	—	—	—	—
Borrowings on long-term debt	1,227,800	—	—	73,000	52,000
Repayments on long-term debt	(76,250)	(160,000)	(40,000)	(125,000)	(129,500)

Cash provided by (used in) financing activities	1,112,530	(83,744)	(60,548)	(37,705)	(41,120)

Change in cash and cash equivalents	75,630	(37,418)	15,518	23,657	(1,700)
Cash and cash equivalents, beginning of period	—	40,549	25,031	1,374	3,074

Cash and cash equivalents, end of period	75,630	3,131	40,549	25,031	1,374

See accompanying notes

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars expressed in thousands except per share information)

December 31, 2007

1. ACCOUNTING POLICIES

Basis of Presentation

Noranda Aluminum Holding Corporation (“Noranda,” “Successor” or “Company”), and its wholly owned subsidiary, Noranda Aluminum Acquisition Corporation (“Noranda AcquisitionCo”), were formed by affiliates of Apollo Management, L.P. (“Apollo”) on March 27, 2007 for the purpose of acquiring Noranda Intermediate Holding Corporation (“Noranda Intermediate”), which owns all of the outstanding shares of Noranda Aluminum, Inc. (the “Predecessor” and “Pre-predecessor” as defined below).

Noranda Aluminum, Inc. operates an aluminum smelter in New Madrid, Missouri, and four rolling mills in the southeastern United States in Huntingdon, Tennessee, Salisbury, North Carolina and Newport, Arkansas. Additionally, the Company holds 50% interests in a Gramercy, Louisiana aluminum refinery partnership and a Jamaican bauxite mining partnership.

The Company’s investments in non-controlled entities in which it has the ability to exercise equal or significant influence over operating and financial policies are accounted for by the equity method. All significant intercompany transactions and accounts have been eliminated in consolidation.

On April 10, 2007, Noranda AcquisitionCo entered into a Stock Purchase Agreement with Noranda Finance, Inc. (subsequently renamed Noranda Intermediate), an indirect wholly owned subsidiary of Xstrata plc (together with its subsidiaries, “Xstrata”), and Xstrata (Schweiz) A.G., a direct wholly owned subsidiary of Xstrata, pursuant to which it agreed to purchase all of the outstanding shares of Noranda Intermediate, which together with its subsidiaries constituted the Noranda aluminum business of Xstrata. The acquisition was completed on May 18, 2007 (the “Apollo Acquisition”). Noranda and Noranda AcquisitionCo had no assets or operations prior to the acquisition of Noranda Intermediate on May 18, 2007.

Prior to December 31, 2005, Xstrata accumulated a 19.9% ownership in Falconbridge Limited, which owned 100% of Noranda Aluminum, Inc. at that time. On August 15, 2006, through a tender offer, Xstrata effectively acquired the remaining 80.1% of shares of Falconbridge Limited, which resulted in Noranda Aluminum, Inc. being Xstrata’s wholly owned subsidiary (the “Xstrata Acquisition”).

Management has accounted for the Xstrata Acquisition under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, (“SFAS No. 141”) by treating the transactions leading to the Xstrata Acquisition as a step acquisition using the purchase method. Therefore, the Xstrata Acquisition and Apollo Acquisition are accounted for under the purchase method of SFAS No. 141.

The application of the provisions of SFAS No. 141 results in adjustments to the assets and liabilities of Noranda Aluminum, Inc. at each of the Xstrata Acquisition and the Apollo Acquisition dates. As a result, the consolidated financial statements subsequent to these acquisition dates are not comparable to the consolidated financial statements prior to these acquisition dates. The financial information for the year ended December 31, 2005 and the period from January 1, 2006 to August 15, 2006 includes the results of operations and cash flows for Noranda Aluminum, Inc. on a basis reflecting the historical carrying values of Noranda Aluminum, Inc. prior to the Xstrata Acquisition and is referred to as “Pre-predecessor.” The financial information as of December 31, 2006 and for the periods from August 16, 2006 to December 31, 2006 and from January 1, 2007 to May 17, 2007 includes the financial condition, results of operations and cash flows for Noranda Aluminum, Inc. on a basis reflecting the stepped-up values of Noranda Aluminum, Inc., prior to the Apollo Acquisition but subsequent to the Xstrata Acquisition, and is referred to as “Predecessor.” The financial information as of December 31, 2007 and for the period from May 18, 2007 to December 31, 2007 includes the financial condition, results of operations and cash flows for Noranda on a basis reflecting the impact of the preliminary purchase allocation of the Apollo Acquisition, and is referred to as “Successor.”

The consolidated financial statements of Noranda Aluminum Holding Corporation include the accounts of Noranda AcquisitionCo and its wholly owned subsidiaries, Noranda Intermediate, Noranda Aluminum, Inc., Norandal USA, Inc. and Gramercy Alumina Holdings Inc. References to the Company refer to the Successor, Predecessor, and Pre-predecessor periods of Noranda and Noranda Aluminum, Inc.

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). In management’s opinion, the financial statements include all normal and recurring adjustments that are considered necessary for the fair presentation of the Company’s financial position and operating results including the elimination of all intercompany accounts and transactions among wholly owned subsidiaries.

Acquisitions

Apollo Acquisition

In connection with the Apollo Acquisition, Noranda AcquisitionCo incurred $1,010,000 of funded debt, consisting of (i) $500,000 in term B loan, and (ii) $510,000 of senior floating rate notes; and entered into a $250,000 revolving credit facility which was undrawn at the date of the Apollo Acquisition. In addition to the debt incurred, affiliates of Apollo contributed cash of $214,200 to Noranda, which was contributed to Noranda AcquisitionCo. The purchase price for Noranda Intermediate was $1,150,000, excluding acquisition costs. Subsequent to the Apollo Acquisition, certain members of the Company’s management contributed $1,930 in cash through the purchase of common shares of the Company.

The purchase consideration has been preliminarily allocated to the assets acquired and liabilities assumed based on the estimated fair values, which are still not final, pending a final valuation of those assets and liabilities. The final allocation of the purchase consideration will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of the Company’s tangible and intangible assets acquired and liabilities assumed as of the closing date of the transaction. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of May 18, 2007. These preliminary fair values were determined using management’s estimates from information currently available and are subject to change. Total purchase consideration was $1,164,650, including acquisition costs.

May 18, 2007
$
Fair value of assets acquired and liabilities assumed:
Accounts receivable	141,152
Inventories	223,815
Investment in affiliates	191,500
Property, plant and equipment	697,825
Other intangible assets	72,471
Goodwill	257,489
Pension and other assets	48,648
Deferred tax liabilities	(249,728)
Accounts payable and accrued liabilities	(118,997)
Pension and other long-term liabilities	(102,656)

Total purchase consideration assigned, net of $3,131 cash acquired	1,161,519

Included in current liabilities in the table above is an $8,200 payable to Xstrata, which represents the Company’s obligation to remit payment to Xstrata for the Company’s taxes, deemed applicable to the period from April 10, 2007 to May 18, 2007. This amount is subject to revision based primarily on the filing of the Company’s tax returns and is included in accrued liabilities at December 31, 2007. Certain balances in the above table have been revised from amounts previously reported because of adjustments to the purchase price allocation, primarily based on an updated valuation of the investment in joint ventures and additional analyses of the Company’s tax accounts.

Goodwill from the Apollo Acquisition is not deductible for tax purposes.

The following unaudited pro forma financial information presents the results of operations as if the Apollo Acquisition had occurred at the beginning of each year presented after giving effect to certain adjustments, including changes in depreciation and amortization expenses resulting from fair value adjustments to tangible and intangible assets, increase in interest expense resulting from additional indebtedness incurred and amortization of debt issuance costs incurred in connection with the Apollo Acquisition and financing, increase in selling, general and administrative expense related to the annual management fee paid to Apollo, and elimination for certain historical intercompany balances which were not acquired as part of the Apollo Acquisition.

	Year ended December 31, 2007	Year ended December 31, 2006
	$	$
Sales	1,395,056	1,312,723
Net (loss) income	(9,476)	13,102

The unaudited pro forma financial information is not intended to represent the consolidated results of operations the Company would have reported had the Apollo Acquisition been completed at January 1, 2006 and January 1, 2007, nor are they necessarily indicative of future results.

Xstrata Acquisition

The total investment for the Xstrata Acquisition was $1,167,393, which consisted of $950,000 consideration paid for the Company’s stock and $200,000 of assumed debt, plus $17,393 representing Xstrata’s share of the Company’s earnings during the period of its 19.9% ownership of the Company. For the purposes of applying push-down accounting to the two individual steps of this acquisition, management has determined that the purchase consideration applicable to the acquisition of the 19.9% ownership interest was $115,000, with the consideration applicable to the acquisition of the remaining 80.1% being $1,035,000.

Management recorded 19.9% of the assets and liabilities at their fair value on the date the 19.9% ownership interest was acquired in the first phase of the step acquisition. For the second phase of the step acquisition on August 16, 2006, the Company recorded the remaining 80.1% of the assets acquired and liabilities assumed at fair market value at that date.

The following table summarizes the allocation of the total consideration to the assets acquired and liabilities assumed as of August 15, 2006, which was the date at which Xstrata acquired effective control of the Company.

August 15, 2006
$
Accounts receivable	129,491
Inventories	160,363
Investment in affiliates	176,569
Property, plant and equipment	683,525
Goodwill	283,801
Other intangible assets	53,001
Other assets	20,120
Deferred tax liabilities	(221,889)
Accounts payable and accrued liabilities	(93,282)
Other long-term liabilities	(41,699)

Total purchase price assigned	1,150,000
Long-term debt to related parties	(200,000)

Share capital and capital in excess of par value	950,000

Goodwill from the Xstrata Acquisition is not deductible for tax purposes.

Reclassifications

Certain reclassifications have been made to previously issued financial statements in order to conform to the 2007 presentation. These reclassifications had no effect on net income or net cash flows.

Revenue recognition

Revenue is recognized when title and risk of loss pass to customers in accordance with contract terms. The Company periodically enters into supply contracts with customers and receives advance payments for product to be delivered in future periods. These advance payments are recorded as deferred revenue, and revenue is recognized as shipments are made and title, ownership, and risk of loss pass to the customer during the term of the contracts.

Cash equivalents

Cash equivalents comprise cash and short-term highly liquid investments with initial maturities of three months or less.

Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable; however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future. The Company determines the allowance based on historical write-off experience, current market trends and, for larger accounts, the ability to pay outstanding balances. Account balances are charged against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the last-in, first-out (“LIFO”) method of valuing the majority of the Company’s inventories, including raw materials, work in progress and finished goods. The remaining inventories (principally supplies) are stated at cost using the first-in, first-out (“FIFO”) method.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Betterments, renewals and repairs that extend the life of the asset are capitalized; other maintenance and repairs are charged to expense as incurred. Assets, asset retirement obligations and accumulated depreciation accounts are relieved for dispositions or retirements with resulting gains or losses recorded as selling, general and administrative expenses in the consolidated statements of operations. Depreciation is based on the estimated service lives of the assets computed principally by the straight-line method for financial reporting purposes.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 requires periodic assessment of certain long-lived assets for possible impairment when events or circumstances indicate that the carrying amounts may not be recoverable. Long-lived assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. If it is determined that the carrying amounts of such long-lived assets are not recoverable, the assets are written down to their fair value.

The Company transfers net property and equipment to assets held for sale when a plan to dispose of the assets has been committed to by management. Assets transferred to assets held for sale are recorded at the lesser of their fair value less estimated costs to sell or carrying amount. Subsequent to the date that an asset is held for sale, depreciation expense is not recorded.

Self-insurance

The Company is primarily self-insured for workers’ compensation. The self-insurance liability is determined based on claims filed and an estimate of claims incurred but not yet reported. As of December 31, 2007 and 2006, the Company had $2,990 and $2,831, respectively, of accrued liabilities and $7,182 and $6,363, respectively, of other long-term liabilities related to these claims.

As of December 31, 2007 and 2006, the Company has placed $3,612 and $3,412, respectively, in a restricted cash account to secure the payment of workers’ compensation obligations. This restricted cash is included in non-current other assets in the accompanying consolidated balance sheets.

Environmental expenditures

Environmental expenditures related to current operations are expensed or capitalized as appropriate. Expenditures related to an existing condition caused by past operations, which do not contribute to current or future period revenue generation, are expensed. Environmental liabilities are provided when assessments or remedial efforts are probable and the related amounts can be reasonably estimated. The Company had reserves of $7,300 for remediation activities associated with leased properties at December 31, 2006, which are included in pension and other long-term liabilities. No such reserves were required at December 31, 2007, as the liability was assumed by the predecessor Company’s parent in April 2007.

Goodwill and other intangible assets

Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill and other indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually, in the fourth quarter, or earlier upon the occurrence of certain triggering events. The Company evaluates goodwill for impairment using a two-step process provided by SFAS No. 142. The first step is to compare the fair value of each of its reporting units to their respective book values, including goodwill. If the fair value of a reporting unit exceeds its book value, reporting unit goodwill is not considered impaired and the second step of the impairment test is not required. If the book value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit’s goodwill with the book value of that goodwill. If the book value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In 2007 and 2006, no impairment was indicated in the first step, and as a result, the second step was not necessary.

Intangible assets with a definite life (primarily customer relationships) are amortized over their expected lives and are tested for impairment whenever events or circumstances indicate that a carrying amount of an asset may not be recoverable.

Investments in affiliates

The Company holds 50% interests in a Gramercy, Louisiana refinery, Gramercy Alumina LLC, and in St. Ann Bauxite Ltd., a Jamaican bauxite mining partnership. The Company’s interests in these affiliates provide the ability to exercise significant influence, but not control, over the operating and financial decisions of the affiliates; accordingly, the Company uses the equity method of accounting in accordance with APB 18, The Equity Method of Accounting for Investments in Common Stock for its investments in and share of earnings or losses of those affiliates.

The excess of the carrying values of the investments over the amounts of underlying equity in net assets totaled $124,495 at December 31, 2007 and $124,302 at December 31, 2006. This excess is being amortized on a straight-line basis over a 20 year period for each affiliate. Amortization expense included in equity in net income of investment affiliates is as follows:

$
Period from May 18, 2007 to December 31, 2007 (Successor)	4,680
Period from January 1, 2007 to May 17, 2007 (Predecessor)	2,445
Period from August 16, 2006 to December 31, 2006 (Predecessor)	2,404
Period from January 1, 2006 to August 15, 2006 (Pre-predecessor)	4,048
Year ended December 31, 2005 (Pre-predecessor)	6,466

The Company considers whether the fair values of any of its equity method investments have declined below carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any such decline to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), a write-down to estimated fair value would be recorded.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Financial instruments

The Company’s financial instruments with third parties, as defined by SFAS No. 107, Disclosures About Fair Values of Financial Instruments (“SFAS No. 107”), consist of cash and cash equivalents, accounts receivable, derivative assets and liabilities, advances due from parent, accounts payable, and, long-term debt due to third parties and related party. The following table presents the carrying values and fair values of the Company’s related party and third party debt outstanding as of December 31, 2007 and 2006:

	Successor		Predecessor
	December 31, 2007		December 31, 2006
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Senior Floating Rate Notes due 2014	217,922	180,400	—	—
Senior Floating Rate Notes due 2015	510,000	408,000	—	—
Term B loan due 2014	423,750	423,750	—	—
Due to Noranda Islandi EHF—related party	—	—	160,000	167,400

Total	1,151,672	1,012,150	160,000	167,400

The remaining financial instruments are carried at amounts that approximate fair value.

Deferred financing costs

Costs relating to obtaining debt are capitalized and amortized over the term of the related debt using the straight-line method, which approximates the effective interest method. When all or a portion of a loan is repaid, an associated amount of unamortized financing costs are removed from the related accounts and charged to interest expense.

Concentration of credit risk

Financial instruments, including cash and cash equivalents and accounts receivable, expose the Company to market and credit risks which, at times, may be concentrated with certain groups of counter-parties. The financial condition of such counter-parties is evaluated periodically. The Company generally does not require collateral for trade receivables. Full performance is anticipated. Cash investments are held with major financial institutions and trading companies including registered broker dealers.

Income taxes

The Company accounts for income taxes using the liability method, whereby deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In evaluating the Company’s ability to realize deferred tax assets, the Company uses judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Based on the weight of evidence, both negative and positive, if it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is established.

Shipping and handling costs

Shipping and handling costs are classified as a component of cost of sales in the consolidated statements of operations.

Pensions and post-retirement benefits

The Company sponsors a defined benefit pension plan, which is accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions (“SFAS No. 87”), and SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Retirement Plans, (“SFAS 158”). These standards require that expenses and liabilities recognized in financial statements be actuarially calculated. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the future performance of plan assets. According to SFAS 158, the Company is required to recognize the funded status of the plans as an asset or liability in the financial statements, measure defined benefit postretirement plan assets and obligations as of the end of the employer’s fiscal year, and recognize the change in the funded status of defined benefit postretirement plans in other comprehensive income. The primary assumptions used in calculating pension expense and liability are related to the discount rate at which the future obligations are discounted to value the liability, expected rate of return on plan assets, and projected salary increases. These rates are estimated annually as of December 31.

Other post-retirement benefits are accounted for in accordance with SFAS No. 106, Employers’ Accounting for Post-Retirement Benefits Other Than Pensions (“SFAS No. 106”). Pension and post-retirement benefit obligations are actuarially calculated using management’s best estimates and based on expected service periods, salary increases and retirement ages of employees. Pension and post-retirement benefit expense includes the actuarially computed cost of benefits earned during the current service periods, the interest cost on accrued obligations, the expected return on plan assets based on fair market value and the straight-line amortization of net actuarial gains and losses and adjustments due to plan amendments. All net actuarial gains and losses are amortized over the expected average remaining service life of the employees.

Asset retirement obligations

The Company is subject to environmental regulations which create legal obligations related to the disposal of certain spent pot liners used in the Company’s smelter facility operations. The Company accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”) and FASB Interpretation FIN 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), an Interpretation of SFAS No. 143. Under these standards, the Company recognizes liabilities, at fair value, for existing legal asset retirement obligations. Such liabilities are adjusted for accretion costs and revisions in estimated cash flows. The related asset retirement costs are capitalized as increases to the carrying amount of the associated long-lived assets and accumulated depreciation on these capitalized costs is recognized.

Share-based compensation

Prior to August 16, 2006, Falconbridge Limited granted stock options to key employees of the Company, to purchase common stock in Falconbridge Limited. The fair value of these stock options were recorded by the Company as compensation expense over their vesting period with corresponding increases to capital in excess of par value. Falconbridge Limited determined the fair value of these stock options in accordance with SFAS No. 123 using a Black-Scholes valuation model. Expenses previously recorded for which the related option has been forfeited were reversed in the period of forfeiture.

On August 16, 2006, Xstrata acquired all of the outstanding common stock of Falconbridge Limited. Prior to the acquisition, all outstanding stock options were exercised.

On May 29, 2007, the Board of Directors of Noranda approved the 2007 Long-Term Incentive Plan of Noranda (the “Incentive Plan”). Currently, 1,500,000 shares of Noranda common stock have been reserved under the Incentive Plan. A total of 687,678 shares of non-qualified stock options were granted to certain employees of the Company on the date the Incentive Plan was adopted. The fair value of each employee’s options with graded vesting was estimated using either the Black-Scholes-Merton option pricing model or a path-dependent lattice model, in accordance with the fair-value based method of SFAS 123(R).

Earnings per share

In accordance with SFAS 128, Earnings per Share, basic earnings per share is calculated as income available to common stockholders divided by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated using the weighted-average outstanding common shares determined using the treasury stock method for options.

Derivative and hedging activities

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended.

For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item, is recognized in earnings in the current year. Any ineffective portion of the hedge is reflected in (gain) loss on derivative instruments and hedging activities immediately. For derivatives that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income as a separate component of stockholders’ equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in (gain) loss on derivative instruments and hedging activities immediately. For derivative instruments not designated as hedging instruments, changes in the fair values are reported in (gain) loss on derivative instruments and hedging activities in the period of change. The Company calculates the fair value of its derivative instruments based on information from brokerage institutions or other third-party quotes.

Impact of recently issued accounting standards

The Company adopted Financial Accounting Standards Board interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), on January 1, 2007. As a result of the implementation of FIN 48 the Company recognized a decrease of approximately $1,226 to the January 1, 2007 retained earnings balance. Including this adjustment, at January 1, 2007, the gross amount of reserves for uncertain tax positions was approximately $10,011. As of the date of adoption of FIN 48, the Company did not have any material accrued interest or penalties associated with any unrecognized tax benefits.

On December 4, 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (“SFAS No. 141R”). According to transition rules of the new standard, the Company will apply it prospectively to any business combinations with an acquisition date on or after January 1, 2009, except that certain changes in FASB Statement 109 may apply to acquisitions which were completed prior to January 1, 2009. Early adoption is not permitted. The Company is currently evaluating the effect of SFAS No. 141(R) on the Company’s consolidated financial statements.

On December 4, 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. According to transition rules of the new standard, we will apply it for the Company’s fiscal year beginning January 1, 2009. The Company is currently evaluating the effect of SFAS No. 160 on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This statement defines fair value, establishes a consistent framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 applies to accounting pronouncements that require or permit fair value measurements, where the FASB previously concluded in those accounting pronouncements that fair value is the most relevant measurement attribute. Accordingly, this new statement does not establish any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, in February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-b, Effective Date of FASB Statement No. 157, which defers the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities which are recognized or disclosed at fair value on a non-recurring basis. SFAS 157’s recognition and disclosure requirements still apply to financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually. The Company is currently evaluating the effect of SFAS No. 157 on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115 (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect of SFAS No. 159 on the Company’s consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 amends and expands the disclosure requirements for derivative instruments and about hedging activities with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 does not change accounting for derivative instruments and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

2. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Statement of Cash Flows:

	Successor	Predecessor		Pre-predecessor
	Period from May 18, 2007 to December 31, 2007	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006	Year ended December 31, 2005
	$	$	$	$	$
Interest paid	51,519	7,371	2,503	15,485	24,556
Income taxes paid (refunded), net	21,583	20,148	(1,464)	(409)	300

Statement of Operations:

	Successor	Predecessor		Pre-predecessor
	Period from May 18, 2007 to December 31, 2007	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006	Year ended December 31, 2005
	$	$	$	$	$
Interest expense:
Parent and a related party	182	16,016	9,440	16,321	34,774
Other	69,853	314	293	590	4,288
Interest income:
Parent and a related party	(182)	(8,829)	(2,381)	(3,745)	(10,434)
Other	(2,610)	(1,266)	(1,025)	(494)	(104)

3. INVENTORIES

The components of inventories, stated at the lower of LIFO cost or market, are:

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Raw materials	53,945	48,735
Work-in-process	43,190	60,754
Finished goods	46,070	50,139

Total inventory subject to LIFO valuation	143,205	159,628
Adjustment to reflect the LIFO method	16,430	(2,100)

Inventory at lower of LIFO cost or market	159,635	157,528
Supplies	20,615	19,865

Total inventory	180,250	177,393

Inventories at the lower of LIFO cost or market reflect a market valuation reserve of $14,323 at December 31, 2007. No such reserve was established at December 31, 2006. During the period from May 18, 2007 to December 31, 2007, the Company recorded adjustments totaling $14,323 to reduce inventory to the lower of LIFO cost or market. The market valuation reserve was based on the Company’s best estimates of product sales prices and customer demand patterns. It is at least reasonably possible that the estimates used by the Company to determine its provision for inventory losses will be materially different from the actual amounts or results. These differences could result in materially higher than expected inventory provisions, which could have a material effect on the Company’s results of operations and financial condition in the near term.

Work-in-process and finished goods inventories consist of the cost of materials, labor and production overhead costs, as well as the cost of power and natural gas.

The Company uses the last-in, first-out (“LIFO”) method of valuing raw materials, work-in process and finished goods inventories. An actual valuation of these components under the LIFO method is made at the end of each year based on the inventory levels and costs at that time. During the period from May 18, 2007 to December 31, 2007, the Company recorded a LIFO liquidation loss of $3,282 due to a decrement in the inventory quantities in one of the Company’s segments.

In 2005 certain LIFO inventory quantities at the New Madrid, Missouri plant and Norandal were reduced. These reductions resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2005 purchases. For the year ended December 31, 2005, the Company recorded a LIFO liquidation loss of $1,041.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Estimated useful lives	Successor	Predecessor
		December 31, 2007	December 31, 2006
	(in years)	$	$
Land	—	12,000	9,901
Buildings and improvements	10 – 47	85,566	86,842
Machinery and equipment	3 – 50	604,019	593,870
Construction in progress	—	21,524	17,641

		723,109	708,254
Accumulated depreciation		(65,298)	(35,417)

Total property, plant and equipment		657,811	672,837

Cost of sales includes depreciation expense of the following amount in each period:

$
Period from May 18, 2007 to December 31, 2007 (Successor)	67,368
Period from January 1, 2007 to May 17, 2007 (Predecessor)	28,645
Period from August 16, 2006 to December 31, 2006 (Predecessor)	32,509
Period from January 1, 2006 to August 15, 2006 (Pre-predecessor)	23,636
Year ended December 31, 2005 (Pre-predecessor)	40,643

5. GOODWILL

Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired. In accordance with SFAS No. 142, goodwill and other indefinite-lived intangible assets are not amortized, but are reviewed for impairment at least annually, in the fourth quarter, or earlier upon the occurrence of certain triggering events. The Company evaluates goodwill for impairment using a two-step process provided by SFAS No. 142.

In 2007 and 2006, no impairment was recorded. However, the changes in the carrying amount of goodwill for the year ended December 31, 2007 related to changes in the purchase price allocation are as follows:

	Upstream	Downstream	Total
Balance at August 15, 2006 (Predecessor)	210,678	73,123	283,801
Changes in purchase price allocations	537	—	537

Balance, December 31, 2006 (Predecessor)	211,215	73,123	284,338

Balance at May 18, 2007 (Successor)	120,890	136,599	257,489
Changes in purchase price allocations	3,963	(5,330)	(1,367)

Balance, December 31, 2007 (Successor)	124,853	131,269	256,122

6. OTHER INTANGIBLE ASSETS

Intangible assets consist of the following:

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Intangible assets:
Non-amortizable:
Trade names (indefinite life)	20,494	15,070
Amortizable:
Customer relationships (15 year weighted-average life)	51,288	36,820
Other (2.5 year weighted-average life)	689	1,111

	72,471	53,001
Accumulated amortization	(2,335)	(999)

Total intangible assets	70,136	52,002

The Company recognized $2,335, $998, $332 and $667 in amortization expense related to intangible assets in the periods from May 18, 2007 to December 31, 2007, from January 1, 2007 to May 17, 2007, from August 16, 2006 to December 31, 2006 and from January 1, 2006 to August 15, 2006, respectively. Expected amortization of intangible assets for each of the next five years is as follows:

$
2008	3,695
2009	3,619
2010	3,419
2011	3,419
2012	3,419

7. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

Accounts receivable, net consists of the following:

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Trade	97,394	129,076
Allowance for doubtful accounts	(225)	(101)

Total accounts receivable, net	97,169	128,975

Other current assets consist of the following:

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Fair value of derivatives	21,163	4,050
Tax receivable	8,072	—
Receivable from affiliates	—	14,884
Prepaid expenses and other assets	5,101	9,836

Total other current assets	34,336	28,770

Other assets consist of the following:

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Deferred financing costs, net of amortization	33,777	2,200
Cash surrender value of life insurance	25,243	24,396
Other	21,196	15,029

Total other assets	80,216	41,625

Accrued liabilities consist of the following:

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Compensation and benefits	13,331	18,061
Workers’ compensation	2,990	2,831
Interest	12,182	—
Due to Xstrata	6,980	—
Fair value of derivatives	5,077	—
ARO liability	2,463	2,504
Deferred revenue	14,181	—
Other	5,978	16,337

Total accrued liabilities	63,182	39,733

Pension and other long-term liabilities consist of the following:

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Derivative liabilities	65,998	—
Pension and other post-retirement benefit obligations	46,186	34,188
Asset retirement and site restoration obligations	6,339	13,601
Workers compensation benefits	7,182	6,363
FIN 48 liability	8,819	—
Deferred compensation and other	7,390	9,204

Total pension and other long-term liabilities	141,914	63,356

8. RELATED PARTY TRANSACTIONS

In connection with the Apollo Acquisition, the Company entered into a management consulting and advisory services agreement with Apollo and its affiliates for the provision of certain structuring, management and advisory services for an initial term ending on December 31, 2018. The Company also agreed to indemnify Apollo and its affiliates and their directors, officers, and representatives for potential losses relating to the services contemplated under these agreements. Terms of the agreement provide for annual fees of $2,000, payable in one lump sum annually. The Company recorded the fees within selling, general and administrative expenses in the Company’s statements of operations for the period from May 18, 2007 to December 31, 2007.

Accounts payable to affiliates consist of the following and are due in the ordinary course of business:

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Gramercy Alumina LLC	27,571	18,205
Xstrata plc	—	6,436
Noranda Islandi EHF	—	2,383
Noranda Finance, Inc.	—	27,315

	27,571	54,339

The balance due to Xstrata was related to shared-service expenses such as insurance and management fees charged by Xstrata to Noranda Aluminum, Inc.

The Noranda Islandi EHF (a company under common control by Xstrata) payable is related to the interest expense charged with regard to the unsecured revolving credit facility of $160,000 at December 31, 2006.

The payable to Noranda Finance, Inc. is related to a tax sharing agreement established prior to the Apollo Acquisition by Falconbridge Limited, the Company’s former parent, whereby the consolidated amount of current and deferred tax expense is allocated among the other companies owned by Falconbridge Limited. Additionally, the Company has a receivable from Noranda Finance, Inc. of $14,884 recorded in other current assets at December 31, 2006.

The Company purchased alumina in transactions with Gramercy Alumina LLC, a 50% owned joint venture with Century Aluminum Company, at prices which management believes approximated market values. Purchases from Gramercy Alumina LLC were as follows:

$
Period from May 18, 2007 to December 31, 2007 (Successor)	101,357
Period from January 1, 2007 to May 17, 2007 (Predecessor)	66,119
Period from August 16, 2006 to December 31, 2006 (Predecessor)	40,614
Period from January 1, 2006 to August 15, 2006 (Pre-predecessor)	94,369
Year ended December 31, 2005 (Pre-predecessor)	135,879

The Company sells rolled aluminum products to Goodman Global, Inc., a portfolio company of Apollo, under a two-year sales contract that extends through 2009. The Company also sells rolled aluminum products to Berry Plastics Corporation, another portfolio company of Apollo, under an annual sales contract. Sales to these entities were as follows:

	Goodman Global, Inc.	Berry Plastics Corporation
	$	$
Period from May 18, 2007 to December 31, 2007 (Successor)	38,955	8,403

Pursuant to a transaction fee agreement between the Company and Apollo, the Company paid Apollo approximately $12,349 at the consummation of the Apollo Acquisition for various services performed by Apollo and its affiliates in connection with the Apollo Acquisition and to reimburse Apollo for related expenses. The terms of the transaction fee agreement were determined through arm’s-length negotiations between the Company and Apollo, and reflect the understanding of Apollo and the Company of the fair value for such services, based in part on market conditions and what similarly situated companies have paid for similar services.

In April 2007, the Predecessor and its parent settled intercompany receivables and payables, and the Company transferred to its parent all of the stock of various subsidiaries, including American Racing Equipment of Kentucky, Inc. and GCA Lease Holding, Inc. In connection with these transactions, the Predecessor’s parent made capital contributions of $128,600 (of which $101,256 was in cash) and received a dividend of $26,541 (of which $25,000 was in cash).

9. LONG-TERM DEBT

A summary of long-term debt is as follows:

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Successor
Noranda:
Senior Floating Rate Notes due 2014 (unamortized discount of $2,078)	217,922	—

Noranda AcquisitionCo:
Term B loan due 2014	423,750	—
Senior Floating Rate Notes due 2015	510,000	—

Predecessor
Due to Noranda Islandi EHF—related party	—	160,000

	1,151,672	160,000
Less: current portion	(30,300)	—

	1,121,372	160,000

Successor

Secured Credit Facilities

In connection with the Apollo Acquisition, Noranda AcquisitionCo entered into senior secured credit facilities on May 18, 2007, which consist of:

•

$500,000 in term B loans with a maturity of seven years, which were fully drawn on May 18, 2007, $75,000 of which were voluntarily repaid on June 28, 2007 and an additional $30,300 of which were repaid pursuant to the facility’s cash flow sweep provision in April 2008 (as discussed below).

•	a $250,000 revolving credit facility with a maturity of six years, which includes borrowing capacity available for letters of credit and for borrowing on same-day notice.

The senior secured credit facilities permit Noranda AcquisitionCo to incur incremental term and revolving loans under such facilities in an aggregate principal amount of up to $200,000. Incurrence of such incremental indebtedness under the senior secured facilities is subject to, among other things, Noranda AcquisitionCo’s compliance with a Senior Secured Net Debt to EBITDA ratio (in each case as defined in the credit agreement governing the term B loan) of 2.75 to 1.0 until December 31, 2008 and 3.0 to 1.0 thereafter. At December 31, 2007, Noranda AcquisitionCo had no commitments from any lender to provide such incremental loans.

The senior secured credit facilities are guaranteed by the Company and by all of the existing and future direct and indirect wholly-owned domestic subsidiaries of Noranda AcquisitionCo and are secured by first priority pledges of all the equity interests in Noranda AcquisitionCo and all of the equity interests in each of the existing and future direct and indirect wholly-owned domestic subsidiaries of Noranda AcquisitionCo. The senior secured credit facilities are also secured by first priority security interests in substantially all of the assets of Noranda AcquisitionCo, as well as those of each of its existing and future direct and indirect wholly-owned domestic subsidiaries.

Term B loans

Interest on such loans is at Noranda AcquisitionCo’s election, based either on LIBOR or the prime rate, in either case plus an applicable margin (2.00% at December 31, 2007) that depends upon the ratio of Noranda AcquisitionCo’s Senior Secured Net Debt to its EBITDA (in each case as defined in the credit agreement governing the term B loans). The interest rate at December 31, 2007 was 6.91%. Interest on the term B loans is payable no less frequently than quarterly, and such loan amortizes at a rate of 1% per annum, payable quarterly, beginning on September 30, 2007. On June 28, 2007, Noranda AcquisitionCo made an optional prepayment of $75,000 on the term B loans. The optional prepayment was applied to reduce in direct order the remaining amortization installments in forward order of maturity, which served to effectively eliminate the 1% per annum required principal payment.

Noranda AcquisitionCo is required to prepay amounts outstanding under the Credit Agreement based on an amount equal to 50% of the Company’s Excess Cash Flow (as calculated in accordance with the terms of the credit agreement governing the term B loans) within 105 days after the end of the fiscal year ended December 31, 2007 and within 95 days after the end of each fiscal year thereafter.

The required percentage of Noranda AcquisitionCo’s Excess Cash Flow payable to the lenders under the credit agreement governing the term B loans shall be reduced from 50% to either 25% or 0% based on Noranda AcquisitionCo’s Senior Secured Net Debt to EBITDA ratio (in each case as defined in the credit agreement governing the term B loan) or the amount of term B loans that have been repaid. The mandatory prepayment due in April 2008 is equal to 50% of Noranda AcquisitionCo’s Excess Cash Flow for the period from July 1, 2007 to December 31, 2007. All mandatory prepayments based on Excess Cash Flow in future years will be based on Noranda AcquisitionCo’s Excess Cash Flow for the entire preceding fiscal year.

The $30,300 representing the “Current portion of long-term debt due to a third party” presented on the consolidated balance sheets is based on the foregoing calculation.

Revolving Credit Facility

Interest on the revolving credit facility is, at Noranda AcquisitionCo’s election, based either on LIBOR or the prime rate, in either case plus an applicable margin (2.00% at December 31, 2007) that depends upon the ratio of Noranda AcquisitionCo’s Senior Secured Net Debt to its EBITDA (in each case as defined in the applicable credit facility) and is payable no less frequently than quarterly. The revolving credit facility was undrawn on the closing of the Apollo Acquisition and at December 31, 2007. Noranda AcquisitionCo had outstanding letters of credit totaling $3,500 under the revolving credit facility at December 31, 2007, and $246,500 was available for borrowing under this facility at December 31, 2007.

In addition to paying interest on outstanding principal under the revolving credit facility, Noranda AcquisitionCo is required to pay a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments at a rate equal to 0.5% per annum, subject to step down if certain financial tests are met.

Certain Covenants

The senior secured credit facilities contain various restrictive covenants. Among other things, these covenants restrict Noranda AcquisitionCo’s ability to incur indebtedness or liens, make investments or declare or pay any dividends.

AcquisitionCo Notes

In addition to the senior secured credit facilities, on May 18, 2007, Noranda AcquisitionCo issued $510,000 Senior Floating Rate Notes (the “AcquisitionCo Notes”). The AcquisitionCo Notes mature on May 15, 2015. The proceeds of the AcquisitionCo Notes were also used to finance the Apollo Acquisition and to pay related fees and expenses. The initial interest payment on the AcquisitionCo Notes was paid on November 15, 2007, entirely in cash; for any subsequent period through May 15, 2011, Noranda AcquisitionCo may elect to pay interest: (i) entirely in cash, (ii) by increasing the principal amount of the AcquisitionCo Notes or by issuing new notes (the “AcquisitionCo PIK interest”) or (iii) 50% in cash and 50% in AcquisitionCo PIK interest. For any subsequent period after May 15, 2011, Noranda AcquisitionCo must pay all interest in cash. The AcquisitionCo Notes cash interest accrues at six-month LIBOR plus 4.0% per annum, reset semi-annually, and the AcquisitionCo PIK interest, if any, will accrue at six-month LIBOR plus 4.75% per annum, reset semi-annually. The cash interest rate was 8.80% at December 31, 2007.

The AcquisitionCo Notes are fully and unconditionally guaranteed on a senior unsecured, joint and several basis by the existing and future wholly owned domestic subsidiaries of Noranda AcquisitionCo that guarantee the senior secured credit facilities. In addition, on September 7, 2007, Noranda fully and unconditionally guaranteed the AcquisitionCo Notes on a joint and several basis with the existing guarantors. The guarantee by Noranda is not required by the indenture governing the AcquisitionCo Notes and may be released by Noranda at any time. Noranda has no independent operations or any assets other than its interest in Noranda AcquisitionCo. Noranda AcquisitionCo is a wholly owned finance subsidiary of Noranda with no operations independent of its subsidiaries which guarantee the AcquisitionCo Notes.

The indentures governing the AcquisitionCo Notes limits Noranda AcquisitionCo’s and Noranda’s ability, among other things, to (i) incur additional indebtedness; (ii) declare or pay dividends or make other distributions or repurchase or redeem Noranda’s stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting Noranda’s subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of Noranda’s assets; (vii) enter into transactions with Noranda’s affiliates; and (viii) incur liens.

HoldCo Notes

On June 7, 2007, Noranda issued Senior Floating Rate Notes (the “HoldCo Notes”) in aggregate principal amount of $220,000, with a discount of 1.0% of the principal amount. The HoldCo Notes mature on November 15, 2014. The HoldCo Notes are not guaranteed and were issued to fund a cash dividend to the Company’s shareholders. The initial interest payment on the HoldCo Notes was made on October 31, 2007 in cash; however, for any subsequent period through May 15, 2012, Noranda may elect to pay interest: (i) entirely in cash, (ii) by increasing the principal amount of the HoldCo Notes or by issuing new notes (the “HoldCo PIK interest”) or (iii) 50% in cash and 50% in HoldCo PIK interest. For any subsequent period after May 15, 2012, Noranda must pay all interest in cash. The HoldCo Notes cash interest accrues at six-month LIBOR plus 5.75% per annum, reset semi-annually, and the HoldCo PIK interest, if any, will accrue at six-month LIBOR plus 6.5% per annum, reset semi-annually. The cash interest rate was 10.55% at December 31, 2007.

The indentures governing the HoldCo Notes limits Noranda AcquisitionCo’s and Noranda’s ability, among other things, to (i) incur additional indebtedness; (ii) declare or pay dividends or make other distributions or repurchase or redeem Noranda’s stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting Noranda’s subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of Noranda’s assets; (vii) enter into transactions with Noranda’s affiliates; and (viii) incur liens.

Predecessor

The Company borrowed $200,000 from Noranda Islandi EHF, a related party due to common control evidenced by a 10-year term note bearing interest at 13% per annum, and maturing May 16, 2011. In October 2003, the term note was amended to modify the maturity date of the note to October 2008 and adjust the interest rate to 8.6% per annum. The Company paid $6,000 to amend the facility, which was recorded as a deferred financing cost in deferred charges and other assets and was amortized through interest expense. Amortization of the deferred financing costs included in interest expense was $450 and $750 for the periods from August 16, 2006 to December 31, 2006 and from January 1, 2006 to August 15, 2006, respectively, and was $1,200 for the year ended December 31, 2005. The Company elected to make a prepayment of $40,000 in 2006, as provided for in the agreement.

The long-term debt with Noranda Islandi EHF was repaid in April 2007, at which time the Company wrote off the remaining unamortized deferred financing costs of $1,800.

10. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

Adoption of SFAS No. 158

On September 29, 2006, the FASB issued SFAS No. 158 which requires employers to recognize the overfunded or underfunded status of a defined post-retirement benefit plan (other than multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income of a business entity. The statement also requires measurement of the funded status of a plan as of the year-end date and specifies additional disclosure requirements.

Amounts recognized in accumulated other comprehensive income, including gains or losses, prior service costs or credits, and the transition asset or obligation remaining from initial application of FASB Statements 87 and 106, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those Statements. The balance sheet recognition provisions of SFAS No. 158 are effective for fiscal years ending after June 15, 2007 for employers without publicly traded equity securities. The provisions of SFAS No. 158 may be adopted early; however, retrospective application is not permitted.

Effective December 31, 2006, the Company elected to adopt SFAS No. 158. The incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet at December 31, 2006 is as follows :

	Before Application of FAS 158	Adjustments	After Application of FAS 158
	$	$	$
Other assets	41,429	196	41,625
Total assets	1,616,547	196	1,616,743
Accrued liabilities	36,971	2,762	39,733
Pension and other long-term liabilities	65,922	(2,566)	63,356
Total liabilities	608,046	196	608,242

Pension benefits

The Company sponsors defined benefit pension plans for hourly and salaried employees.

The Company’s funding policy is to contribute annually an amount based on actuarial and economic assumptions designed to achieve adequate funding of the projected benefit obligations and to meet the minimum funding requirements of ERISA. In addition, the Company provides supplemental executive retirement benefits (SERP) for certain executive officers. The Company uses a measurement date of December 31 to determine the pension and other post-retirement benefits (OPEB) liabilities.

Plan assets

The Company’s pension plans’ weighted-average asset allocations at December 31, 2007 and 2006 and the target allocation for 2008, by asset category is as follows:

	Target Allocation 2008%	2007%	2006%
Fixed income	30	28	26
Equity securities	70	72	74

The Company seeks a balanced return on plan assets through a diversified investment strategy.

Plan assets consist principally of equities and fixed income accounts. In developing the long-term rate of return assumption for plan assets, management evaluates the plans’ historical cumulative actual returns over several periods, which have all been in excess of related broad indices, as well as long-term inflation assumptions. Management anticipates that the plan’s investments will continue to generate long-term returns of at least 8.6% per annum.

Other post-retirement benefits

The Company also sponsors other post-retirement benefit plans for certain employees. The Company sponsored post-retirement benefits include life insurance benefits and health insurance benefits and are funded as retirees submit claims. These health insurance benefits only cover eight employees. The OPEB benefit obligation included estimated health insurance benefits of $672, $576 and $642 at December 31, 2007, 2006 and 2005, respectively. The healthcare cost trend rates used in developing the periodic cost and the projected benefit obligation are 10.00% grading to 5.00% over six years.

The change in benefit obligation and change in plan assets are as follows:

	Pension				OPEB
	Successor	Predecessor	Predecessor	Pre- predecessor	Successor	Predecessor	Predecessor	Pre- predecessor
	Period from May 18, 2007 to December 31, 2007	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006	Period from May 18, 2007 to December 31, 2007	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006
	$	$	$	$	$	$	$	$
Change in benefit obligation
Benefit obligation at beginning of period	244,199	242,388	224,300	217,379	7,460	8,276	8,298	8,332
Service cost	4,688	2,917	2,372	4,747	96	58	74	126
Interest cost	9,127	5,364	4,173	8,345	260	158	171	285
Plan changes	5,879	744	—	—	—	—	—	—
Losses (gains)	1,319	(868)	14,500	(479)	(137)	(939)	(141)	(235)
Settlements	—	(2,660)	—	—	—	—	—	—
Benefits paid	(5,369)	(3,686)	(2,957)	(5,692)	(153)	(93)	(126)	(210)

Benefit obligation at end of period	259,843	244,199	242,388	224,300	7,526	7,460	8,276	8,298

Change in plan assets
Fair value of plan assets at beginning of period	219,096	213,910	203,818	200,966	—	—	—	—
Actual return on plan assets	(1,148)	8,148	12,416	8,302	—	—	—	—
Employer contributions	8,182	3,384	633	242	153	93	126	210
Settlements	—	(2,660)	—	—	—	—	—	—
Benefits paid	(5,369)	(3,686)	(2,957)	(5,692)	(153)	(93)	(126)	(210)

Fair value of plan assets at end of period	220,761	219,096	213,910	203,818	—	—	—	—

The net liability recognized at each balance sheet date was as follows:

	Pension		OPEB
	Successor	Predecessor	Successor	Predecessor
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	$	$	$	$
Funded status	(39,082)	(28,478)	(7,526)	(8,276)
Unrecognized actuarial losses	N/A	N/A	N/A	N/A
Unrecognized transition obligation	N/A	N/A	N/A	N/A
Unrecognized prior service cost	N/A	N/A	N/A	N/A

Net amount recognized	(39,082)	(28,478)	(7,526)	(8,276)

The net (liability) asset is recorded in the balance sheet as follows:

	Pension		OPEB
	Successor	Predecessor	Successor	Predecessor
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	$	$	$	$
Non-current asset	—	196	—	—
Current liability	(422)	(2,762)	—	—
Non-current liability	(38,660)	(25,912)	(7,526)	(8,276)
Prepaid benefit costs	N/A	N/A	—	—
Accrued benefit liability	N/A	N/A	N/A	N/A
Additional minimum liability	N/A	N/A	N/A	N/A
Intangible asset	N/A	N/A	N/A	N/A
Accumulated other comprehensive loss	N/A	N/A	N/A	N/A

Net amount recognized	(39,082)	(28,478)	(7,526)	(8,276)

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension		OPEB
	Successor	Predecessor	Successor	Predecessor
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	$	$	$	$
Net actuarial (gain) loss	13,883	7,313	(153)	—
Prior service cost	5,697	—	—	—
Transition obligation	—	—	—	—
Minimum pension liability adjustment	—	—	—	—

Accumulated other comprehensive loss	19,580	7,313	(153)	—

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars expressed in thousands except per share information)

December 31, 2007

Net periodic benefit costs were comprised of the following elements:

	Pension					OPEB
	Successor	Predecessor		Pre- predecessor		Successor	Predecessor		Pre- predecessor
	Period from May 18, 2007 to December 31, 2007	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006	Year ended December 31, 2005	Period from May 18, 2007 to December 31, 2007	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006	Year ended December 31, 2005
	$	$	$	$	$	$	$	$	$	$
Service cost	4,688	2,917	2,372	4,747	6,001	96	58	74	126	186
Interest cost	9,127	5,364	4,173	8,345	11,566	260	158	171	285	440
Expected return on plan assets	(11,417)	(6,846)	(5,655)	(11,281)	(15,779)	—	—	—	—	—
Net amortization and deferral	180	(34)	525	1,046	1,302	16	10	—	141	71

Net periodic cost	2,578	1,401	1,415	2,857	3,090	372	226	245	552	697

Weighted-average assumptions:
Discount rate	5.90%	5.90%	5.90%	5.90%	5.70%	6.00%	5.90%	5.90%	5.90%	5.70%
Expected rate of return on plan assets	8.60%	8.60%	8.60%	8.60%	8.60%	N/A	N/A	N/A	N/A	N/A
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%	4.00%	4.25%	5.00%	N/A	N/A	N/A

The effect of one-percentage-point change in assumed health care cost trend rate on post-retirement obligation are as follows:

	OPEB
	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Obligation based on assumed rate	672	576
Increase	50	54
Decrease	57	48

Amounts applicable to the Company’s pension plans with projected and accumulated benefit obligations in excess of plan assets are as follows:

	Pension
	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Projected benefit obligation	259,838	224,726
Accumulated benefit obligation	244,826	210,858
Fair value of plan assets	220,761	196,052

Pension and OPEB cash flows

Expected employer contributions:

The Company expects to contribute $8,000 to the pension plan and $266 to the health insurance plan in 2008. The Company had no regulatory contribution requirements for 2007.

Expected future benefit payments:

The following table provides the estimated future benefit payments for the pension and other post- retirement benefit plans of the Company at December 31, 2007:

	Pension Benefits	OPEB Benefits
	$	$
Year ending December 31
2008	10,947	266
2009	11,605	276
2010	12,577	292
2011	13,593	304
2012	14,692	327
2013 - 2017	91,707	1,989

Total	155,121	3,454

The Company also has defined contribution retirement plans that cover its eligible employees. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company’s contributions to these plans are based on employee contributions and were as follows:

$
Period from May 18, 2007 to December 31, 2007 (Successor)	1,537
Period from January 1, 2007 to May 17, 2007 (Predecessor)	1,029
Period from August 16, 2006 to December 31, 2006 (Predecessor)	663
Period from January 1, 2006 to August 15, 2006 (Pre-predecessor)	1,609
Year ended December 31, 2005 (Pre-predecessor)	2,160

11. SHAREHOLDERS’ EQUITY AND SHARE-BASED PAYMENTS

Successor

At December 31, 2007, there were 100,000,000 shares of $0.01 par value common stock authorized, of which 21,610,298 shares were issued and outstanding.

In May 2007, Apollo made a $214,200 contribution in exchange for common stock, and certain members of the Company’s management made capital contributions totaling $1,930 in exchange for common stock. In June 2007, the Company paid a distribution of $216,130.

Noranda Stock Option Plan

On May 29, 2007, the Company’s Board of Directors approved the 2007 Long-Term Incentive Plan of Noranda (the “Incentive Plan”) and reserved 1,500,000 shares of Noranda common stock for issuance under the Incentive Plan. The purpose of the Incentive Plan is to enable directors, employees of, and consultants or Investor Director Providers to, the Company or any of its Subsidiaries to acquire shares in the Company. Options granted under the plan have a ten year contractual term. These option grants consist of two tranches. Tranche A employee options vest in equal one-fifth installments on each of the first five anniversaries of the date of grant, based on continued employee service through each vesting date. Tranche B employee options vest upon the Company’s investors’ realization of a specified level of investor internal rate of return. Options granted to Apollo as the “Investor Director Provider” vest immediately. Certain options provide for accelerated vesting if there is a change in control (as defined in the “Incentive Plan”). Options are generally awarded at an exercise price equal to the fair market value on the grant date.

On June 13, 2007, the Company executed a recapitalization in which the proceeds of a large financing were distributed to the investors. The fair value of the company was determined to be $15.50 per share prior to the distribution of $10 per share; the resulting value of the company after the distribution was $5.50. The award holders were given $10 of value in the form of an immediately vested cash payment of $6 per share and a modification of the price of the option from $10 per share to $6 per share. This was considered a modification under SFAS 123(R) due to an equity restructuring as a result of a large non-recurring cash dividend. The number of employees affected was 24. The total incremental compensation cost resulting from the modification was $4,126.

Prior to October 23, 2007, shares issued upon the exercise of employee options were subject to a Company call provision that would expire upon a qualified public offering. The company call provision provided the Company the right to repurchase the underlying shares at the lower of their cost or fair market value in connection with certain terminations of employment. Because a substantive performance vesting condition necessary for vesting was not probable, no expense was recognized for employee options prior to October 23, 2007. At October 23, 2007, existing options were modified so that the company call provision expired upon the earlier of a qualified public offering, or seven years. As a result, the Company started expensing the stock options over seven years in the fourth quarter. Employee options issued subsequent to October 23, 2007 contain identical Company call provisions. The number of employees affected was 24. The total incremental compensation cost resulting from the modification was $5,143, which is being amortized over a seven-year service period.

On March 10, 2008, the Company modified the term of options granted in October 2007 to Apollo from 200,000 options at $6 per share to 60,000 options at $20 per share.

The summary of company stock option activity and related information for the Noranda stock option plans is as follows, after reflecting the effects of modifications to exercise price discussed above:

	Employee Options		Investor Director Provider Options		Aggregate Intrinsic Value
	Common Shares	Weighted- Average Exercise Price	Common Shares	Weighted- Average Exercise Price
Outstanding—May 18, 2007	—	—	—	—
Granted	687,678	$6.00	210,000	$6.67
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited	(23,835)	$6.00	—	—

Outstanding—December 31, 2007	663,843	$6.00	210,000	$6.67

Fully vested—end of period (weighted-average remaining contractual term of 9.8 years)	—	—	210,000	$6.67	$2,800

Currently exercisable—end of period (weighted-average remaining contractual term of 9.8 years)	—	—	210,000	$6.67	$2,800

For Tranche A options, the fair value of each employee’s options with graded vesting was estimated using the Black-Scholes-Merton option pricing model. The weighted-average grant date fair value of options granted during the period May 18, 2007 to December 31, 2007 was $16.25 for employee options and $17.06 for investor director provider options. For Tranche B options, the options associated with an investor rate of return target, an adaptation of the Black-Scholes-Merton option valuation model, which took into consideration the internal rate of return thresholds, was used to estimate fair value. The Company believes this model adaptation is equivalent to the use of a path-dependent lattice model. Options granted to “Investor Director Providers” are valued using the same option pricing models as those used for employee options, being the Black-Scholes-Merton option pricing model.

The following weighted-average assumptions were used for these estimates:

	Employee	Investor Director Provider
Risk-free interest rate	4.3%	4.6%
Expected dividend yield	—	—
Expected term (in years)	7.1	10.0
Expected volatility	50.0%	54.0%

Expected volatility was based on the historical volatility of representative peer companies’ stocks. The expected term assumption at grant date is generally based on the assumed date of a qualified public offering or other change-in-control event, plus an estimated additional holding period until option exercise. Expected dividend yield was based on management’s expectation of no dividend payments. Risk free interest rates were based on the U.S. Treasury yield curve in effect at the grant date.

As of December 31, 2007, total compensation expense related to non-vested options which was not yet recognized was $7,734 and will be recognized over the weighted-average period of 6.4 years. The total fair value of shares that vested during the period from May 18, 2007 to December 31, 2007 was $3,584.

For the period from May 18, 2007 to December 31, 2007, selling, general and administrative expenses include the following amounts of share-based compensation expense, excluding cash payments made upon the modification of outstanding options:

$
Period from May 18, 2007 to December 31, 2007 (Successor)	3,816

Predecessor and Pre-predecessor

At December 31, 2006, there were 250 shares of $4 par value common stock authorized, issued, and outstanding.

Falconbridge Stock Option Plan

Under the Employee Stock Option Plan (the “Falconbridge Plan”), Falconbridge Limited historically granted stock options (the “Falconbridge Options”) to key employees of Noranda Aluminum, Inc. to purchase common stock in Falconbridge Limited. Option grants under this plan had terms of 10 years, with certain restrictions. Prior to the Xstrata Acquisition, all outstanding stock options immediately were vested and then exercised.

The Company amortized the fair value of all stock based awards on a straight-line basis over the requisite service period, which generally was the vesting period. The fair value per option was determined by Falconbridge Limited.

The fair values of options granted were estimated using the Black-Scholes method. The following weighted- average assumptions were used for these estimates:

	Predecessor		Pre-predecessor
	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006	Year ended December 31, 2005
	$	$	$	$
Risk-free interest rate	—	—	—	4.2%
Expected dividend yield	—	—	—	—
Expected term (in years)	—	—	—	5.0
Expected volatility	—	—	—	25.0%

Risk-free interest rate is based on the U.S. Treasury rate in effect at the time of the option grant having a term equivalent to the expected life of the option. Expected dividend yield is based on management’s expectation of no dividend payments. Expected term is the period of time the option is expected to remain outstanding, and is based on historical experience. The contractual option life of all options was 10 years. All stock options granted under the Falconbridge Plan were exercised as of August 15, 2006. Expected volatility is the measure of the amount by which the price is expected to fluctuate. The Company estimated volatility based on the actual historical volatility of our common stock, and with the expectation that future volatility would be similar to past experience.

The summary of company stock option activity and related information for the stock option plans is as follows:

	Predecessor				Pre-predecessor
	Period from January 1, 2007 to May 17, 2007		Period from August 16, 2006 to December 31, 2006		Period from January 1, 2006 to August 15, 2006		Year ended December 31, 2005
	Common Shares	Weighted- Average Exercise Price	Common Shares	Weighted- Average Exercise Price	Common Shares	Weighted- Average Exercise Price	Common Shares	Weighted- Average Exercise Price
Outstanding—beginning of period	—	—	—	—	1,751,060	17.27	1,637,560	16.96
Granted	—	—	—	—	—	—	113,500	21.66
Exercised	—	—	—	—	(1,751,060)	17.27	—	—
Expired	—	—	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—	—	—

Outstanding—end of period	—	—	—	—	—	—	1,751,060	17.27

The weighted-average grant date fair value of options granted were as follows:

$
Period from January 1, 2007 to May 17, 2007 (Predecessor)	—
Period from August 16, 2006 to December 31, 2006 (Predecessor)	—
Period from January 1, 2006 to August 15, 2006 (Pre-predecessor)	—
Year ended December 31, 2005 (Pre-predecessor)	5.78

As of August 15, 2006, all options that had been issued to Noranda Aluminum, Inc. employees and directors had been fully vested and exercised.

Selling, general and administrative expenses include the following amounts of stock-based compensation expense:

$
Period from January 1, 2007 to May 17, 2007 (Predecessor)	—
Period from August 16, 2006 to December 31, 2006 (Predecessor)	—
Period from January 1, 2006 to August 15, 2006 (Pre-predecessor)	2,561
Year ended December 31, 2005 (Pre-predecessor)	552

12. INCOME TAXES

Income tax provision (benefit) is as follows:

	Successor	Predecessor		Pre-predecessor
	Period from May 18, 2007 to December 31, 2007	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006	Year ended December 31, 2005
	$	$	$	$	$
Current
Federal	6,274	26,785	21,228	(370)	(12,244)
State	1,483	1,355	1,210	—	10,258

	7,757	28,140	22,438	(370)	(1,986)

Deferred
Federal	(4,765)	(15,519)	8,092	36,002	37,425
State	2,145	1,034	(6,953)	3,112	(16,836)

	(2,620)	(14,485)	1,139	39,114	20,589

	5,137	13,655	23,577	38,744	18,603

As of December 31, 2007, the Company has state net operating loss carryforwards of approximately $154,323 expiring in years 2008 through 2025. In addition, the Company has state tax credit carryforwards at December 31, 2007 of $1,824 expiring in years 2014 through 2027.

SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Accordingly, an additional $2,654 valuation allowance was recorded on these assets.

As of December 31, 2007, the Company has not provided for withholding or United States federal income taxes on approximately $42,297 of accumulated undistributed earnings of its foreign subsidiaries as they are considered by management to be permanently reinvested. If these undistributed earnings were not considered to be permanently reinvested, approximately $19,289 of deferred income taxes would have been provided.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Income tax benefit on discontinued operations amounts to $52,970 in 2005.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2007 and 2006 are as follows:

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Deferred tax liabilities
Property related	189,109	201,457
Investments	45,345	42,526
Inventory	24,660	20,086
Intangibles	26,770	24,774
Other	1,033	4,031

Total deferred tax liabilities	286,917	292,874

Deferred tax assets
Compensation related	21,074	24,486
Net operating loss carryforwards	6,511	35,187
Minimum tax credit and state tax credit carryforward	1,185	2,700
Derivatives	18,796	—
Other	9,845	7,812

Total deferred tax assets	57,411	70,185

Valuation allowance for deferred tax assets	(4,270)	(1,616)

Net deferred tax assets	53,141	68,569

Net deferred tax liability	233,776	224,305

Reconciliation of Income Taxes

The reconciliation of the income taxes, calculated at the rates in effect, with the effective tax rate shown in the statements of operations, is as follows:

	Successor	Predecessor		Pre-predecessor
	Period from May 18, 2007 to December 31, 2007	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006	Year ended December 31, 2005
	$	$	$	$	$
Federal statutory income tax rate	35.0%	35.0%	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
State & local income taxes, net of federal benefit	17.8	5.6	(5.7)	1.8	(7.1)
Equity method investee income	(9.1)	(3.4)	(0.3)	(2.5)	(2.0)
IRC Sec. 199 manufacturing deduction	(3.5)	(6.3)	(0.6)	—	—
Discharge of indebtedness	—	17.9	—	—	—
Other permanent items	(1.6)	0.1	7.5	0.7	5.0

Effective Tax Rate	38.6%	48.9%	35.9%	35.0%	30.9%

The Company adopted FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized an increase of approximately $1,226 to the January 1, 2007 retained earnings balance. Including this adjustment, at January 1, 2007, the gross amount of reserves for uncertain tax positions was $10,011. As part of the Apollo Acquisition, Xstrata indemnified the Company for tax exposures. Therefore, at May 18, 2007, the Company recorded a $4,033 receivable from Xstrata equal to the Company’s FIN 48 liability (net of federal benefits) for the tax exposure through the date of the Apollo Acquisition.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Successor
December 31, 2007
$
Beginning of period	10,011
Tax positions related to the current period	48
Gross additions	—
Gross reductions	—
Tax positions related to prior years	—
Gross additions	—
Gross reductions	—
Settlements	—
Lapses on statute of limitations	—

End of period	10,059

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate is not material at December 31, 2007. The Company elected to accrue interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2007, the Company has accrued interest and penalties related to unrecognized tax benefits of $228.

The Company files a consolidated federal and various state income tax returns. The Internal Revenue Service (“IRS”) commenced an examination of the Company’s U.S. income tax return for 2005 in the third quarter of 2007. The IRS has not proposed any adjustments to date. Due to the potential for resolution of the Federal examination, it is reasonably possible that the Company’s gross unrecognized tax benefits balance may change within the next twelve months by a range of zero to $10,000.

13. EARNINGS PER SHARE

The Company presents both basic and diluted earnings per share (“EPS”) on the face of the consolidated statements of operations. As provided by SFAS 128, Earnings per Share, basic EPS is calculated as net income available to common stockholders divided by the weighted-average number of shares outstanding during the period. Diluted EPS is calculated using the weighted-average outstanding common shares determined using the treasury stock method for options.

EPS is presented only for periods subsequent to the Apollo acquisition. The table below presents the reconciliation of basic and diluted weighted-average number of shares outstanding (in thousands):

Successor
Period from May 18, 2007 to December 31, 2007
Net income	$8,167

Weighted-average common shares outstanding:
Basic	21,603
Effect of diluted securities	62

Diluted	21,665

14. OPERATING LEASES

The Company operates certain manufacturing and warehouse facilities under operating leases. In most cases, management expects that in the normal course of business, leases will be renewed or replaced when they expire with other leases.

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2007:

$
Year ending December 31
2008	2,007
2009	1,555
2010	1,536
2011	1,475
2012	1,038
Thereafter	1,412

9,023

The following schedule shows the composition of total rental expense for all operating leases except those with terms of a month or less that were not renewed:

	Successor	Predecessor		Pre-predecessor
	Period from May 18, 2007 to December 31, 2007	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006	Year ended December 31, 2005
	$	$	$	$	$
Minimum rentals	2,249	999	1,206	2,009	2,738
Contingent rentals	28	20	18	30	29

	2,277	1,019	1,224	2,039	2,767

Contingent rentals represent transportation equipment operating lease payments made on the basis of mileage.

15. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to mitigate the impact in earnings associated with fluctuations in aluminum, natural gas prices, and interest rates. In accordance with SFAS No. 133, all derivatives must be recognized on the balance sheets at fair value, and those derivative instruments that are designed and qualify as hedging instruments must be designated, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. Derivatives that do not qualify for hedge accounting must be adjusted to fair value through earnings. All derivatives are held for purposes other than trading.

In May 2003, the Company entered into agreements with Brascan Energy Marketing, Inc. (a related party) (“Brascan”), where Brascan was to provide electricity to the Company’s New Madrid, Missouri, aluminum smelter from June 1, 2003 through May 31, 2005. Effective January 1, 2004, the Company elected to account for the agreements under the normal purchase and normal sale exception in accordance with SFAS No. 133. Accordingly, the Company has amortized the balance of the derivative asset over the remaining term of the agreements through an adjustment to other expense in the consolidated statements of operations. The Company recognized $3,235 of expense related to the amortization of the derivative asset in 2005. The balance was fully amortized as of December 31, 2005.

In 2006 and 2007, the Company entered into natural gas financial swaps for the period April through December 2006 and for the period from October through November 2007, respectively. The hedge objective was to offset fluctuations in the Henry Hub Index spot price of natural gas by purchasing the fixed forward price for the Henry Hub Index and simultaneously entering into an agreement to sell the actual Henry Hub Index Price at the final published price (1st of Month IFERC) for the month noted. The natural gas financial swaps were not designated as hedging instruments under SFAS No. 133. Accordingly, any gains or losses resulting from changes in the fair value of the financial swap contracts are recorded in (gain) loss on derivative instruments and hedging activities in the consolidated statements of operations. For the period from May 18, 2007 to December 31, 2007, from August 16, 2006 to December 31, 2006 and from January 1, 2006 to August 15, 2006, the Company recorded losses of $737, $6,170 and $8,461 for the change in fair value of the derivative instruments. At December 31, 2007, the Company does not have any gas hedges in place.

In the normal course of its business, the Company enters into forward contracts to sell aluminum in the future at fixed prices. These commitments expose the Company to market price fluctuations; and the Company hedges the market price risk for a portion of its firm commitments through the use of financial swaps. The Company does not enter into derivative financial instruments for trading purposes. The swap contracts were not designated as hedging instruments under SFAS 133. Accordingly, any gains or losses resulting from changes in the fair value of financial swaps are recorded in (gain) loss on derivative instruments and hedging activities in the consolidated statements of operations.

In order to reduce commodity price risk and earnings volatility in the upstream business, we have implemented a hedging strategy that locks in the aluminum price at which approximately a substantial portion of our expected cumulative primary aluminum production will be sold through December 2012. Specifically, we have entered into forward sale arrangements with respect to a portion of our expected production through 2012 at prices that we consider attractive relative to historical and expected future levels and which we believe will ensure profitability based on our expected cost structure. The forward contracts were not designated as hedging instruments under SFAS 133. Accordingly, any gains or losses resulting from changes in the fair value of the forward contracts are recorded in (gain) loss on derivative instruments and hedging activities in the consolidated statements of operations.

The Company has floating-rate debt which is subject to variations in interest rates. On August 16, 2007, the Company entered into interest rate swap agreements to limit our exposure to floating interest rates for the periods from November 15, 2007 to November 15, 2011 with a notional amount of $500,000. The interest rate swap agreements were not designated as hedging instruments under SFAS No. 133. Accordingly, any gains or losses resulting from changes in the fair value of the interest rate swap contracts were recorded in (gain) loss on derivative instruments and hedging activities in the consolidated statement of operations.

All aluminum-based financial and physical delivery contracts are valued using the LME spot and forward market for primary aluminum. As there is no quoted futures market price for the U.S. Midwest premium component of the market price for primary aluminum, it is necessary for management to estimate the U.S. Midwest premium.

If the Company fails to meet the requirements for using hedge accounting treatment, changes in fair value of the hedging instruments are recorded in (gain) loss on derivative instruments and hedging activities in the consolidated statements of operations.

The Company recorded (gains) losses for the change in the fair value of derivative instruments that do not qualify for hedge accounting treatment, as well as the ineffectiveness of derivatives that do qualify for hedge accounting treatment:

$
Period from May 18, 2007 to December 31, 2007 (Successor)	(12,497)
Period from January 1, 2007 to May 17, 2007 (Predecessor)	56,467
Period from August 16, 2006 to December 31, 2006 (Predecessor)	5,452
Period from January 1, 2006 to August 15, 2006 (Pre-predecessor)	16,632
Year ended December 31, 2005 (Pre-predecessor)	(7,887)

The following table presents the carrying values and fair values of the Company’s derivative instruments outstanding as of December 31, 2007 and 2006:

	Successor		Predecessor
	December 31, 2007		December 31, 2006
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Aluminum swaps—fixed price	(33,000)	(33,000)	—	—
Aluminum forward variable price	(5,208)	(5,208)	4,050	4,050
Interest rate swaps	(11,704)	(11,704)	—	—

Total	(49,912)	(49,912)	4,050	4,050

The carrying values of the forward contracts and interest rate swaps are presented in the balance sheet as follows:

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Other current assets	21,163	4,050
Accrued liabilities	(5,077)	—
Pensions and other long-term liabilities	(65,998)	—

Net asset (liability) recorded	(49,912)	4,050

16. ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations consist primarily of costs related to the disposal of certain spent pot liners associated with smelter facilities. The current portion of the liability of $2,463 and $2,504 is recorded in accrued liabilities at December 31, 2007 and 2006, respectively. The remaining non-current portion is included in pension and other long-term liabilities. The following is a reconciliation of the aggregate carrying amount of liabilities for the asset retirement obligations (“ARO”):

	Successor	Predecessor		Pre-predecessor
	Period from May 18, 2007 to December 31, 2007	Period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	Period from January 1, 2006 to August 15, 2006	Year ended December 31, 2005
	$	$	$	$	$
Balance, beginning of year/period	8,793	8,781	8,679	8,562	8,714
Additional liabilities incurred	865	354	438	721	1,730
Liabilities settled	(1,213)	(537)	(570)	(988)	(2,480)
Accretion expense	357	195	234	384	598

Balance, end of year/period	8,802	8,793	8,781	8,679	8,562

The Company may have other ARO’s that may arise in the event of a facility closure. An ARO has not been recorded for these obligations due to the fact that the liability is not reasonably estimated, as the facility assets have indeterminate economic lives.

17. COMMITMENTS AND CONTINGENCIES

Labor commitments

The Company ratified a five-year collective agreement effective September 1, 2007 with its unionized employees at its New Madrid smelter. These employees represent approximately 80% of the employees at this location. At Norandal, approximately 35% of employees are unionized, with three-year collective agreements in place at the Newport and Salisbury locations that expire June 30, 2008 and November 20, 2009, respectively.

Legal contingencies

The Company is a party to legal proceedings incidental to its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the operating results or the financial position of the Company.

Legal commitments

The Company had reserves of $7,300 for remediation activities associated with leased properties at December 31, 2006, which are included in pension and other long-term liabilities. This liability was assumed by the predecessor Company’s parent in April 2007.

In February 1999, the Company sold the Scottsboro sheet mill to Scottsboro Aluminum LLC in exchange for cash of $86,916 and a note receivable of $7,773. During 2001, Scottsboro Aluminum LLC filed for bankruptcy protection. PPM Finance, Inc. (“PPM”), the senior lender in the sale transaction to Scottsboro Aluminum LLC, brought suit against the Company under a subordination agreement related to the note receivable between Scottsboro Aluminum LLC and Norandal. As a result of the bankruptcy, the Company is liable for certain workers’ compensation liabilities related to claims that had occurred prior to the 1999 sale. The Company recorded a workers’ compensation liability of $669 and $557 at December 31, 2007 and 2006, respectively, related to these claims.

The Company is also liable for damages pursuant to a long-term supply agreement for the purchase of nitrogen at the Scottsboro sheet mill, which it had guaranteed. At December 31, 2007, the remaining liability related to the supply agreement is $1,322, of which $467 is included in accrued liabilities and $855 is included in pension and other long-term liabilities in the accompanying consolidated balance sheets. At December 31, 2006, the remaining liability related to the supply agreement is $807 and is included in pension and other long-term liabilities in the accompanying consolidated balance sheets. During each of the years ended December 31, 2007, 2006 and 2005, the Company paid $500 to the nitrogen supplier.

Guarantees

In connection with the disposal of ARE, the Company guaranteed certain outstanding leases for the automotive wheel facilities located in Rancho Dominguez, Mexico. The leases have various expiration dates that extend through December 2011. The remaining maximum future payments under these lease obligations as of December 31, 2007 and 2006 totaled approximately $6,952 and $9,129, respectively. During March 2008, the Company received confirmation releasing the guarantee obligation on one of the properties, resulting in a reduction of the remaining maximum future lease obligation of $3,894. The Company has concluded that it is not probable that it will be required to make payments pursuant to these guarantees and has not recorded a liability for these guarantees. Further, ARE’s purchaser has indemnified the Company for all losses associated with the guarantees.

18. DISCONTINUED OPERATIONS

On July 17, 2005, the Company sold substantially all of the assets of its ARE subsidiary. Accordingly, the business was classified as discontinued operations. ARE manufactured and distributed aluminum and steel automotive wheels. The divestiture of this entity was consistent with the Company’s strategy of concentrating its resources in core product areas and deemphasizing products which are determined to be less strategic.

The Company recorded a gain of $21,173 net of an income tax benefit of $50,561 in 2005, representing the difference between the carrying value of the net assets sold and proceeds of $40,500 received upon sale with certain liabilities assumed by the seller.

In accordance with the provisions of SFAS No. 144, the results of operations and cash flows of the components comprising the ARE wheel business were eliminated from ongoing operations as a result of the sale. The Company will not have any continuing involvement in the operations after the disposal transactions, therefore these operations are classified as discontinued operations in 2005.

Summarized operating results from the discontinued operations are as follows:

Pre-predecessor
Year ended December 31, 2005
$
Revenues	91,087
Pre-tax loss from discontinued operations	(14,794)

19. INVESTMENTS IN AFFILIATES

The Company holds a 50% interest in a Gramercy, Louisiana refinery, Gramercy Alumina LLC.

The Company also holds a 50% interest in St. Ann Bauxite Limited (“St. Ann”) , a Jamaican limited liability company jointly owned with Century Aluminum Company (“Century”). St. Ann owns 49% of St. Ann Jamaica Bauxite Partnership (“SAJBP”), a partnership of which the Government of Jamaica (“GOJ”) owns 51%. As part of a concession, GOJ grants mining rights that give St. Ann the right to mine bauxite in Jamaica through 2030.

St. Ann manages the operations of the partnership, pays operating costs and is entitled to all of its bauxite production. St. Ann is responsible for reclamation of the land that it mines. The GOJ receives: (i) a royalty based on the amount of bauxite mined, (ii) an annual “asset usage fee” for the use of the GOJ’s 51% interest in the mining assets and (iii) certain fees for lands owned by the GOJ that are covered by the concession. St. Ann also pays to the GOJ customary income and other taxes and fees pursuant to an Establishment Agreement with the GOJ that establishes the fiscal regime for St. Ann. In calculating income tax on revenues related to sales to our Gramercy refinery, St. Ann uses a set market price, which is negotiated periodically between St. Ann and the GOJ. A production levy has historically been applicable on bauxite mined in Jamaica and was waived for St. Ann prior to the purchase of St. Ann by SAJBP. St. Ann’s management is currently in negotiations with the Jamaican government regarding the waiver of the levy, as well as the process for establishing the fiscal regime structure beyond 2008. It is expected that the bauxite levy will continue to be waived though December 31, 2008, and any potential reinstatement of the levy beyond 2008 will be factored into the final negotiated fiscal regime structure.

Summarized financial information for the joint ventures (as recorded in their respective financial statements, at full value), in aggregate, is as follows:

Summarized balance sheet information

	December 31, 2007	December 31, 2006
	$	$
Current assets	151,133	111,892
Non-current assets	92,073	71,844

Total assets	243,206	183,736

Current liabilities	78,007	64,266
Non-current liabilities	16,441	13,855

Total liabilities	94,448	78,121

Equity	148,758	105,615

Total liabilities and equity	243,206	183,736

Summarized income statement information

	For the period from May 18, 2007 to December 31, 2007	For the period from January 1, 2007 to May 17, 2007	For the period from August 16, 2006 to December 31, 2006	For the period from January 1, 2006 to August 15, 2006	Year ended December 31, 2005
	$	$	$	$	$
Net sales	296,458	181,854	173,326	287,465	446,396
Gross profit	27,157	16,435	12,120	31,609	43,850
Net income	24,109	13,960	11,968	25,240	32,552

20. BUSINESS SEGMENT INFORMATION

Management at the Company has chosen to organize segments based upon differences in products and services. The Company is comprised of two operating segments, Upstream and Downstream. The upstream business produces value-added aluminum products in the form of billet, used mainly for building construction, architectural and transportation applications, rod, used mainly for electrical applications and steel deoxidation, value-added sow, used mainly for aerospace, and foundry, used mainly for transportation. In addition to these value-added products, the Company produces commodity grade sow, the majority of which is used in our rolling mills. The downstream business has rolling mill facilities whose major foil products are finstock, used mainly for the air conditioning, ventilation and heating industry, referred to as HVAC finstock, and container stock, used mainly for food packaging, pie pans and convenience food containers.

The Company manages and operates the business segments based on the markets they serve and the products and services provided to those markets. The Company evaluates performance and allocates resources based on profit from operations before income taxes. The accounting policies of the segments are the same as those described in Note 1, “Accounting Policies.”

Major Customer Information

For the years ended December 31, 2007 and 2006, there were no major customers from whom at least 10% of total revenue was derived. In addition for the periods within the years ended December 31, 2007 and 2006, there was no dependence of a segment on a customer or a few customers which if lost would have a material adverse effect on the segment.

Geographic Region Information

Substantially all of the Company’s sales are within the United States. All long-lived assets are located in the United States.

Summary of Business by Segment

The following is our operating segment information for the periods from May 18, 2007 to December 31, 2007, from January 1, 2007 to May 17, 2007, from August 16, 2006 to December 31, 2006 and from January 1, 2006 to August 15, 2006 and for the year ended December 31, 2005 which also includes segment asset balances at these dates.

	Successor	Predecessor		Pre-predecessor
	For the period from May 18, 2007 to December 31, 2007	For the period from January 1, 2007 to May 17, 2007	Period from August 16, 2006 to December 31, 2006	For the period from January 1, 2006 to August 15, 2006	Year ended December 31, 2005
	$	$	$	$	$
Revenues from external customers (1):
Upstream	423,742	275,157	243,563	400,316	502,797
Downstream	443,648	252,509	253,118	415,726	523,646

Total revenues from external customers	867,390	527,666	496,681	816,042	1,026,443
(1) Segment revenues are net of the following intersegment transfers:
Upstream	21,468	16,932	25,660	44,421	39,484
Downstream	—	—	—	—	—

Total intersegment transfers	21,468	16,932	25,660	44,421	39,484
Segment operating income
Upstream	55,826	78,194	65,697	121,461	41,691
Downstream	4,849	8,151	8,544	10,175	29,835

Total operating income	60,675	86,345	74,241	131,636	71,526
Interest expense, net	67,243	6,235	6,327	12,672	28,524
(Gain) loss on derivative instruments and hedging activities	(12,497)	56,467	5,452	16,632	(7,887)
Equity in net income of investments in affiliates	(7,375)	(4,269)	(3,189)	(8,337)	(9,820)
Other, net	—	—	42	45	576

Consolidated income before income taxes	13,304	27,912	65,609	110,624	60,133

Capital Expenditures:
Upstream	31,608	3,385	15,937	13,745	35,340
Downstream	4,564	2,383	5,097	6,793	22,524

Total capital expenditures	36,172	5,768	21,034	20,538	57,864

Depreciation and Amortization
Upstream	52,688	21,526	24,999	16,626	30,051
Downstream	17,021	8,111	7,915	7,633	12,229

Total depreciation and amortization	69,709	29,637	32,914	24,259	42,280

	Successor	Predecessor
	December 31, 2007	December 31, 2006
	$	$
Segment assets
Upstream, including goodwill of $124,853 and $211,215 December 31, 2007 and 2006, respectively	1,046,013	1,011,973
Downstream, including goodwill of $131,269 and $73,123 at December 31, 2007 and 2006, respectively	604,531	604,770

Total assets	1,650,544	1,616,743

21.	RECLASSIFICATION

In the first quarter of 2008, the Company reclassified certain amounts previously reported as cost of sales to selling, general, and administrative expenses to present these costs on a functional basis rather than according to their geographic location. Management believes the functional presentation is preferable in that it more clearly reflects the nature of the Company’s costs. The reclassified items principally included salary and benefits of division corporate, accounting, marketing and information technology personnel, as well as other division administrative costs such as professional fees and rent costs. The reclassified costs were treated as period costs (they were not included in inventory cost pools); however, for financial statement presentation purposes they were classified as cost of sales because of their geographic location within the Company’s operating divisions.

These reclassifications did not impact any subtotals, such as operating income, income before income tax, or net income. The following table summarizes the changes to previously reported amounts in the consolidated statements of operations. These reclassifications had no impact on the Company’s previously reported consolidated balance sheets or statements of cash flows.

Period	Cost of sales	Selling, general and administrative expenses	Other (recoveries) expense, net	Total operating costs and expenses
	$	$	$	$
May 18, 2007 to December 31, 2007 (Successor)
As originally reported	783,098	24,071	(454)	806,715
Reclassification	(15,088)	15,088	—	—

Revised presentation	768,010	39,159	(454)	806,715

January 1, 2007 to May 17, 2007 (Predecessor)
As originally reported	432,607	8,751	(37)	441,321
Reclassification	(8,102)	8,102	—	—

Revised presentation	424,505	16,853	(37)	441,321

August 16, 2006 to December 31, 2006 (Predecessor)
As originally reported	417,329	5,668	(557)	422,440
Reclassification	(8,361)	8,361	—	—

Revised presentation	408,968	14,029	(557)	422,440

January 1, 2006 to August 15, 2006 (Pre-predecessor)
As originally reported	674,365	10,097	(56)	684,406
Reclassification	(13,836)	13,836	—	—

Revised presentation	660,529	23,933	(56)	684,406

January 1, 2005 to December 31, 2005 (Pre-predecessor)
As originally reported	950,149	3,154	1,614	954,917
Reclassification	(20,645)	20,645	—	—

Revised presentation	929,504	23,799	1,614	954,917

22.	SUBSEQUENT EVENTS

On June 13, 2008, the Board of Directors declared a cash dividend of $102.2 million or $4.70 per common share. The Board also approved the payment of $2.8 million or $2.70 per outstanding option. The Company paid these amounts on June 13, 2008. In addition, the Board approved an adjustment to outstanding stock options that reduced the exercise price by $2 per option, resulting in a stock option modification. The combined impact of the cash payment to optionholders and the modification of outstanding options resulted in a stock compensation charge of $2.9 million with an expected tax benefit of $1.0 million.

NORANDA ALUMINUM HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars expressed in thousands, except per share amounts)

	March 31, 2008	December 31, 2007
	$	$
ASSETS
Current assets:
Cash and cash equivalents	148,231	75,630
Accounts receivable, net	114,600	97,169
Inventories	189,345	180,250
Other current assets	15,617	34,336

Total current assets	467,793	387,385

Investments in affiliates	201,528	198,874
Property, plant and equipment, net	635,003	657,811
Goodwill	260,246	256,122
Other intangible assets, net	69,197	70,136
Other assets	74,834	80,216

Total assets	1,708,601	1,650,544

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities:
Accounts payable
Trade	65,879	32,505
Affiliates	32,971	27,571
Accrued liabilities	88,702	36,819
Accrued interest	28,239	12,182
Deferred revenue	13,855	14,181
Deferred tax liabilities	22,355	22,355
Current portion of long-term debt due to third party	30,300	30,300

Total current liabilities	282,301	175,913

Long-term debt	1,121,428	1,121,372
Long-term derivative liabilities	242,996	65,998
Pension and other long-term liabilities	77,321	75,916
Deferred tax liabilities	115,723	211,421
Common stock subject to redemption (100,000 shares at March 31, 2008)	2,000	—
Shareholders’ deficiency:
Common stock (100,000,000 shares authorized; $0.01 par value; 21,717,798 and 21,610,298 shares issued and outstanding at March 31, 2008 and December 31, 2007, respectively, including 100,000 shares subject to redemption at March 31, 2008)	216	216
Capital in excess of par value	11,920	11,767
Retained earnings	17,206	—
Accumulated comprehensive loss	(162,510)	(12,059)

Total shareholders’ deficiency	(133,168)	(76)

Total liabilities and shareholders’ deficiency	1,708,601	1,650,544

See accompanying notes

NORANDA ALUMINUM HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars expressed in thousands, except per share amounts)

	Successor	Predecessor
	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
	$	$
Sales	300,280	344,612

Operating costs and expenses
Cost of sales	242,572	275,560
Selling, general and administrative expenses	16,416	8,365
Other (recoveries) expenses, net	(101)	(27)

	258,887	283,898

Operating income	41,393	60,714

Other expenses (income)
Related party interest expense, net	—	3,890
Third party interest expense (income), net	24,213	(822)
(Gain) loss on derivative instruments and hedging activities	(5,597)	1,365
Equity in net income of investments in affiliates	(2,654)	(2,030)
Other, net	(460)	—

	15,502	2,403

Income before income taxes	25,891	58,311
Income tax expense	8,685	28,514

Net income for the period	17,206	29,797

Earnings per share
Basic	$0.79
Diluted	$0.79
Weighted average shares outstanding (in thousands)
Basic	21,646
Diluted	21,815

See accompanying notes

NORANDA ALUMINUM HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(dollars expressed in thousands)

	Common stock	Capital in excess of par value	Retained earnings	Accumulated other comprehensive loss	Total
	$	$	$	$	$
Balance, December 31, 2006 (Predecessor)	1	953,653	59,425	(4,578)	1,008,501
For the period from January 1, 2007 to May 17, 2007 (Predecessor):
Adoption of new accounting standard (FIN 48)	—	—	(1,226)	—	(1,226)
Net income for the period from January 1, 2007 to March 31, 2007	—	—	29,797	—	29,797
Net loss for the period from April 1, 2007 to May 17, 2007	—	—	(15,540)	—	(15,540)
Pension adjustment, net of tax of $(1,494)	—	—	—	3,206	3,206

Total comprehensive income					17,463
Capital contribution from parent	—	128,600	—	—	128,600
Distribution to parent	—	—	(25,000)	—	(25,000)
Non-cash distribution to parent	—	—	(1,541)	—	(1,541)

Balance, May 17, 2007 (Predecessor)	1	1,082,253	45,915	(1,372)	1,126,797

Successor
Adjustment to reflect Apollo Acquisition (Successor)	216	215,914	—	—	216,130
For the period from May 18, 2007 to December 31, 2007 (Successor):
Net income	—	—	8,167	—	8,167
Pension adjustment, net of tax of $7,368	—	—	—	(12,059)	(12,059)

Total comprehensive loss					(3,892)
Distribution to shareholders	—	(207,963)	(8,167)	—	(216,130)
Stock option expense	—	3,816	—	—	3,816

Balance, December 31, 2007 (Successor)	216	11,767	—	(12,059)	(76)

For the three months ended March 31, 2008:
Net income	—	—	17,206	—	17,206
Unrealized loss on derivatives, net of tax of $90,656	—	—	—	(150,451)	(150,451)

Total comprehensive loss					(133,245)
Issuance of shares	—	89	—	—	89
Stock option expense and excess tax benefits	—	64	—	—	64

Balance, March 31, 2008 (Successor)	216	11,920	17,206	(162,510)	(133,168)

See accompanying notes

NORANDA ALUMINUM HOLDING CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars expressed in thousands)

	Successor	Predecessor
	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
	$	$
OPERATING ACTIVITIES
Net income	17,206	29,797
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,610	19,285
Non-cash interest	1,301	—
Loss on disposal of property, plant and equipment	520	149
(Gain) loss on derivative activities, net of cash settlements	(1,797)	1,365
Equity in net income of investments in affiliates	(2,654)	(2,030)
Deferred income taxes	(2,536)	(28,514)
Stock option expense	64	—
Changes in deferred charges and other assets	4,137	12,673
Changes in pension and other liabilities	1,405	3,395
Changes in operating assets and liabilities:
Accounts receivable	(17,431)	(9,379)
Inventories	(9,095)	(24,712)
Other current assets	536	17,908
Accounts payable	49,848	7,206
Accrued interest	16,057	—
Deferred revenue	(326)	—
Accrued liabilities	(3,275)	16,158

Cash provided by operating activities	78,570	43,301

INVESTING ACTIVITIES
Capital expenditures	(8,064)	(6,227)
Proceeds from sale of property, plant and equipment	6	—

Cash used in investing activities	(8,058)	(6,227)

FINANCING ACTIVITIES
Proceeds from issuance of shares	2,089	—
Borrowings on long-term debt	—	5,823

Cash provided by financing activities	2,089	5,823

Net change in cash and cash equivalents	72,601	42,897
Cash and cash equivalents, beginning of period	75,630	40,549

Cash and cash equivalents, end of period	148,231	83,446

See accompanying notes

NORANDA ALUMINUM HOLDING CORPORATION

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars expressed in thousands, except per share information)

1.	ACCOUNTING POLICIES

Basis of Presentation

Noranda Aluminum Holding Corporation (“Noranda,” “Company” or “Successor”), and its wholly owned subsidiary, Noranda Aluminum Acquisition Corporation, (“Noranda AcquisitionCo”), were formed by affiliates of Apollo Management, L.P. (“Apollo”) on March 27, 2007 for the purpose of acquiring Noranda Intermediate Holding Corporation (“Noranda Intermediate”), which owns all of the outstanding shares of Noranda Aluminum, Inc. (the “Predecessor.”)

The Company operates an aluminum smelter in New Madrid, Missouri, and four rolling mills in the southeastern United States in Huntingdon, Tennessee, Salisbury, North Carolina and Newport, Arkansas. Additionally, the Company holds 50% interests in a Gramercy, Louisiana aluminum refinery partnership and a Jamaican bauxite mining partnership.

The Company’s investments in non-controlled entities in which it has the ability to exercise equal or significant influence over operating and financial policies are accounted for by the equity method. All significant intercompany transactions and accounts have been eliminated in consolidation.

On April 10, 2007, Noranda AcquisitionCo entered into a Stock Purchase Agreement with Noranda Finance, Inc. (subsequently renamed Noranda Intermediate), an indirect wholly owned subsidiary of Xstrata plc (together with its subsidiaries, “Xstrata”), and Xstrata (Schweiz) A.G., a direct wholly owned subsidiary of Xstrata, pursuant to which it agreed to purchase all of the outstanding shares of Noranda Intermediate, which together with its subsidiaries constituted the Noranda aluminum business of Xstrata. The acquisition was completed on May 18, 2007 (the “Apollo Acquisition”). Noranda and Noranda AcquisitionCo had no assets or operations prior to the acquisition of Noranda Intermediate on May 18, 2007.

The financial information from January 1, 2007 to March 31, 2007 reflects Noranda Aluminum, Inc., prior to the Apollo Acquisition, and is referred to as “Predecessor.” The financial information as of December 31, 2007 and for the periods from May 18, 2007 to December 31, 2007 and January 1, 2008 to March 31, 2008 reflect the impact of the purchase allocation of the Apollo Acquisition, and is referred to as “Successor.” As a result, the condensed consolidated financial statements of the Predecessor and Successor periods are not comparable.

The unaudited condensed consolidated financial statements of the Company include the accounts of Noranda AcquisitionCo and its wholly owned subsidiaries, Noranda Intermediate, Noranda Aluminum, Inc., Norandal USA, Inc. and Gramercy Alumina Holdings Inc.

The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. The condensed consolidated financial statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. The year-end balance sheet data was derived from audited financial statements. In management’s opinion, the financial statements include all normal and recurring adjustments that are considered necessary for the fair presentation of the Company’s financial position and operating results including the elimination of all significant intercompany accounts and transactions among wholly owned subsidiaries. Certain reclassifications have been made to previously issued financial statements in order to conform to the 2008 presentation. These reclassifications had no effect on net income or net cash flows.

The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These financial statements should be read in conjunction with the Company’s 2007 annual financial statements included elsewhere in this prospectus.

Fair Value Measurements

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), the Company has determined that our financial assets and liabilities are level 2 in the fair value hierarchy. See Note 14 for further discussion.

Impact of Recently Issued Accounting Standards

The Company adopted portions of SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) on January 1, 2008. Issued in February 2008, FSP 157-2 Partial Deferral of the Effective Date of Statement 157 (“FSP 157-2”), deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its condensed consolidated financial position and results of operations. See Note 14 for further discussion.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The implementation of this standard did not have a material impact on the Company’s condensed consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No. 141R”). SFAS No. 141R provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests, and goodwill acquired in a business combination. SFAS No. 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS No. 141R is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of SFAS No. 141R on its condensed consolidated financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS No. 160”). SFAS No. 160 establishes requirements for ownership interests in subsidiaries held by parties other than the Company (sometimes called “minority interests”) to be clearly identified, presented, and disclosed in the condensed consolidated statement of financial position within equity, but separate from the parent’s equity. All changes in the parent’s ownership interests are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in unconsolidated subsidiaries must be measured initially at fair value. SFAS No. 160 is effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The Company is currently assessing the impact of SFAS No. 160 on its condensed consolidated financial position, results of operations and cash flows.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 amends and expands the disclosure requirements for derivative instruments and about hedging activities with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 does not change accounting for derivative instruments and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the disclosure requirements of SFAS No. 161 in its condensed consolidated financial statements.

2.	ACQUISITIONS

Apollo Acquisition

In connection with the Apollo Acquisition, Noranda AcquisitionCo incurred $1,010,000 of funded debt, consisting of (i) $500,000 in term B loans, and (ii) $510,000 of senior floating rate notes; and entered into a $250,000 revolving credit facility which was undrawn at the date of the Apollo Acquisition. In addition to the debt incurred, affiliates of Apollo contributed cash of $214,200 to Noranda, which was contributed to Noranda AcquisitionCo. The purchase price for Noranda Intermediate was $1,150,000, excluding acquisition costs. Subsequent to the Apollo Acquisition, certain members of the Company’s management contributed $1,930 in cash through the purchase of common shares of the Company.

The Company finalized the purchase price allocation related to the Apollo Acquisition in the first quarter of 2008. The final allocation of the purchase consideration was determined based on a number of factors, including the final evaluation of the fair value of the Company’s tangible and intangible assets acquired and liabilities assumed as of the closing date of the transaction.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed. Total purchase consideration was $1,164,650, including acquisition costs.

$
Fair value of assets acquired and liabilities assumed:
Accounts receivable	141,152
Inventories	223,815
Investment in affiliates	191,500
Property, plant and equipment	687,949
Other intangible assets	72,471
Goodwill	260,246
Pension and other assets	48,648
Deferred tax liabilities	(242,609)
Accounts payable and accrued liabilities	(118,997)
Other long-term liabilities	(102,656)

Total purchase consideration assigned, net of $3,131 cash acquired	1,161,519

Included in current liabilities in the table above is a payable to Xstrata, pursuant to the Stock Purchase Agreement entered into in connection with the Apollo Acquisition, which represents the Company’s obligation to remit payment to Xstrata for the Company’s taxes, deemed applicable to the period from April 10, 2007 to May 18, 2007. This amount is subject to revision based primarily on the filing of the Company’s tax returns. At March 31, 2008 and December 31, 2007, the liability to Xstrata is $9,461 and $6,980, respectively and is included in accrued liabilities.

Goodwill from the Apollo Acquisition is not deductible for tax purposes.

The following unaudited pro forma financial information presents the results of operations as if the Apollo Acquisition had occurred on January 1, 2007 after giving effect to certain adjustments, including changes in depreciation and amortization expenses resulting from fair value adjustments to tangible and intangible assets, increase in interest expense resulting from additional indebtedness incurred and amortization of debt issuance costs incurred in connection with the Apollo Acquisition and financing, increase in selling, general and administrative expense related to the annual management fee paid to Apollo, and elimination for certain historical intercompany balances which were not acquired as part of the Apollo Acquisition.

Three months ended March 31, 2007
$
Sales	344,612
Net income	7,241

The unaudited pro forma financial information is not intended to represent the consolidated results of operations the Company would have reported had the Apollo Acquisition been completed at January 1, 2007, nor is it necessarily indicative of future results.

3.	INVENTORIES

The components of inventories, stated at the lower of cost or market, are:

	March 31, 2008	December 31, 2007
	$	$
Raw materials	55,451	53,945
Work-in-process	51,340	43,190
Finished goods	47,979	46,070

Total inventory subject to LIFO valuation	154,770	143,205
LIFO and lower of cost or market adjustments	13,643	16,430

Inventory at lower of LIFO cost or market	168,413	159,635
Supplies	20,932	20,615

Total inventory	189,345	180,250

Inventories at the lower of last-in, first-out (“LIFO”) cost or market reflect a market valuation reserve of $0 and $14,323 at March 31, 2008 and December 31, 2007, respectively. During the first quarter of 2008, the Company recorded adjustments to reverse the lower of LIFO cost or market reserve recorded at December 31, 2007 primarily due to the sell-through of inventory and increases in London Metal Exchange (“LME”) prices in the first quarter of 2008. Such adjustments reduced cost of goods sold by $14,323. Market valuation reserves are based on the Company’s best estimates of product sales prices and customer demand patterns. It is at least reasonably possible that the estimates used by the Company to determine its provision for inventory losses will be materially different from the actual amounts or results. These differences could result in materially higher than expected inventory provisions, which could have a material effect on the Company’s results of operations and financial condition in the near term.

Work-in-process and finished goods inventories consist of the cost of materials, labor and production overhead costs, as well as the cost of power and natural gas.

The Company uses the LIFO method to value raw materials, work-in process and finished goods inventories. Quarterly inventory determinations under LIFO are based on assumptions about projected inventory levels at the end of the fiscal year. An actual valuation of these components under the LIFO method is made at the end of each year based on the inventory levels and costs at that time. During the first quarter of 2008 and 2007, the Company recorded LIFO adjustments to increase cost of goods sold by $17,616 and $8,169, respectively.

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is based on the estimated service lives of the assets computed principally by the straight-line method for financial reporting purposes.

Property, plant and equipment consist of the following:

	Estimated useful lives	March 31, 2008	December 31, 2007
	(in years)	$	$
Land	—	12,000	12,000
Buildings and improvements	10-47	85,416	85,566
Machinery and equipment	3-50	600,347	604,019
Construction in progress	—	25,129	21,524

		722,892	723,109
Accumulated depreciation		(87,889)	(65,298)

Total property, plant and equipment		635,003	657,811

Cost of sales includes depreciation expense of the following amount in each period:

$
Three months ended March 31, 2008 (Successor)	23,671
Three months ended March 31, 2007 (Predecessor)	18,633

5.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

Changes in our goodwill balances were as follows:

	Upstream	Downstream	Total
	$	$	$
Balance, May 18, 2007	120,890	136,599	257,489
Changes in purchase price allocations	3,963	(5,330)	(1,367)

Balance, December 31, 2007	124,853	131,269	256,122
Changes in purchase price allocations	4,124	—	4,124

Balance, March 31, 2008	128,977	131,269	260,246

Based upon the final evaluation of the fair value of the Company’s tangible and intangible assets acquired and liabilities assumed as of the closing date of the Apollo Acquisition, we recorded valuation adjustments to certain fixed assets in the first quarter of 2008.

Other intangibles

Other intangible assets consist of the following:

	March 31, 2008	December 31, 2007
	$	$
Intangible assets:
Non-amortizable:
Trade names (indefinite life)	20,494	20,494
Amortizable:
Customer relationships (15 year weighted average life)	51,288	51,288
Other (2.5 year weighted average life)	689	689

	72,471	72,471
Accumulated amortization	(3,274)	(2,335)

Total intangible assets	69,197	70,136

Amortization expense related to intangible assets for the three months ended March 31, 2008 and 2007 was $939 and $652, respectively.

6.	OTHER ASSETS AND LIABILITIES

Accounts receivable, net consist of the following:

	March 31, 2008	December 31, 2007
	$	$
Trade	114,825	97,394
Allowance for doubtful accounts	(225)	(225)

Total accounts receivable, net	114,600	97,169

Other current assets consist of the following:

	March 31, 2008	December 31, 2007
	$	$
Fair value of derivatives	11,051	21,163
Tax receivable	—	8,072
Prepaid expenses and other current assets	4,566	5,101

Total other current assets	15,617	34,336

Other assets consist of the following:

	March 31, 2008	December 31, 2007
	$	$
Deferred financing costs, net of amortization	32,532	33,777
Cash surrender value of life insurance	25,243	25,243
Other	17,059	21,196

Total other assets	74,834	80,216

Accrued liabilities consist of the following:

	March 31, 2008	December 31, 2007
	$	$
Fair value of derivatives	57,277	5,077
Compensation and benefits	12,090	13,331
Due to Xstrata	9,461	6,980
Workers’ compensation	3,401	2,990
Current asset retirement and site restoration obligations	2,059	2,463
Other	4,414	5,978

Total accrued liabilities	88,702	36,819

Pension and other long-term liabilities consist of the following:

	March 31, 2008	December 31, 2007
	$	$
Pension and other post-retirement benefit obligations	47,151	46,186
FIN 48 liability	8,869	8,819
Workers’ compensation	8,333	7,182
Asset retirement and site restoration obligations	6,727	6,339
Deferred compensation and other	6,241	7,390

Total pension and other long-term liabilities	77,321	75,916

7.	RELATED PARTY TRANSACTIONS

In connection with the Apollo Acquisition, the Company entered into a management consulting and advisory services agreement with Apollo and its affiliates for the provision of certain structuring, management and advisory services for an initial term ending on December 31, 2018. The Company also agreed to indemnify Apollo and its affiliates and their directors, officers, and representatives for potential losses relating to the services contemplated under these agreements. Terms of the agreement provide for annual fees of $2,000, payable in one lump sum annually. The Company recorded approximately $500 of such fees, which are included within selling, general and administrative expenses in the Company’s statements of operations for the three months ended March 31, 2008.

Accounts payable to affiliates consist of the following and are due in the ordinary course of business:

	March 31, 2008	December 31, 2007
	$	$
Gramercy Alumina LLC	32,971	27,571

The Company purchased alumina in transactions with Gramercy Alumina LLC, a 50% owned joint venture, at prices which approximate cost. Purchases from Gramercy Alumina LLC were as follows:

$
Three months ended March 31, 2008 (Successor)	37,157
Three months ended March 31, 2007 (Predecessor)	42,125

The Company sells rolled aluminum products to Goodman Global, Inc., a portfolio company of Apollo which was sold in February 2008, under a two-year sales contract that extends through 2009. The Company also sells rolled aluminum products to Berry Plastics Corporation, another portfolio company of Apollo, under an annual sales contract. Sales to these entities were as follows:

	Goodman Global, Inc.	Berry Plastics Corporation
	$	$
Three months ended March 31, 2008	16,789	1,961

8.	LONG-TERM DEBT

A summary of long-term debt is as follows:

	March 31, 2008	December 31, 2007
	$	$
Noranda:
HoldCo Notes due 2014 (unamortized discount of $2,022 and $2,078, respectively)	217,978	217,922
Noranda AcquisitionCo:
Term B loans due 2014	423,750	423,750
AcquisitionCo Notes due 2015	510,000	510,000

Total debt	1,151,728	1,151,672
Less: current portion	(30,300)	(30,300)

Long-term debt	1,121,428	1,121,372

Secured Credit Facilities

In connection with the Apollo Acquisition, Noranda AcquisitionCo entered into senior secured credit facilities on May 18, 2007, which consist of:

•

$500,000 in term B loans with a maturity of seven years, which were fully drawn on May 18, 2007, $75,000 of which were voluntarily repaid on June 28, 2007 and an additional $30,300 of which were repaid pursuant to the facility’s cash flow sweep provision in April 2008 (as discussed below).

•	a $250,000 revolving credit facility with a maturity of six years, which includes borrowing capacity available for letters of credit and for borrowing on same-day notice.

The senior secured credit facilities permit Noranda AcquisitionCo to incur incremental term and revolving loans under such facilities in an aggregate principal amount of up to $200,000. Incurrence of such incremental indebtedness under the senior secured facilities is subject to, among other things, Noranda AcquisitionCo’s compliance with a Senior Secured Net Debt to EBITDA ratio (in each case as defined in the credit agreement governing the term B loan) of 2.75 to 1.0 until December 31, 2008 and 3.0 to 1.0 thereafter. At March 31, 2008 and December 31, 2007, Noranda AcquisitionCo had no commitments from any lender to provide such incremental loans.

The senior secured credit facilities are guaranteed by the Company and by all of the existing and future direct and indirect wholly-owned domestic subsidiaries of Noranda AcquisitionCo and are secured by first priority pledges of all the equity interests in Noranda AcquisitionCo and all of the equity interests in each of the existing and future direct and indirect wholly-owned domestic subsidiaries of Noranda AcquisitionCo. The senior secured credit facilities are also secured by first priority security interests in substantially all of the assets of Noranda AcquisitionCo, as well as those of each of its existing and future direct and indirect wholly-owned domestic subsidiaries.

Term B loans

Interest on such loans is at Noranda AcquisitionCo’s election, based either on LIBOR or the prime rate, in either case plus an applicable margin (2.00% at March 31, 2008 and December 31, 2007) that depends upon the ratio of Noranda AcquisitionCo’s Senior Secured Net Debt to its EBITDA (in each case as defined in the credit agreement governing the term B loans). The interest rate at March 31, 2008 and December 31, 2007 was 5.07% and 6.91%, respectively. Interest on the term B loans is payable no less frequently than quarterly, and such loan amortizes at a rate of 1% per annum, payable quarterly, beginning on September 30, 2007. On June 28, 2007, Noranda AcquisitionCo made an optional prepayment of $75,000 on the term B loans. The optional prepayment was applied to reduce in direct order the remaining amortization installments in forward order of maturity, which served to effectively eliminate the 1% per annum required principal payment.

Noranda AcquisitionCo is required to prepay amounts outstanding under the Credit Agreement based on an amount equal to 50% of the Company’s Excess Cash Flow (as calculated in accordance with the terms of the credit agreement governing the term B loans) within 105 days after the end of the fiscal year ended December 31, 2007 and within 95 days after the end of each fiscal year thereafter.

The required percentage of Noranda AcquisitionCo’s Excess Cash Flow payable to the lenders under the credit agreement governing the term B loans shall be reduced from 50% to either 25% or 0% based on Noranda AcquisitionCo’s Senior Secured Net Debt to EBITDA ratio (in each case as defined in the credit agreement governing the term B loan) or the amount of term B loans that have been repaid. The mandatory prepayment due in April 2008 is equal to 50% of Noranda AcquisitionCo’s Excess Cash Flow for the period from July 1, 2007 to December 31, 2007. All mandatory prepayments based on Excess Cash Flow in future years will be based on Noranda AcquisitionCo’s Excess Cash Flow for the entire preceding fiscal year.

The $30,300 representing the “Current portion of long-term debt due to a third party” presented on the consolidated balance sheets is based on the foregoing calculation.

Revolving Credit Facility

Interest on the revolving credit facility is, at Noranda AcquisitionCo’s election, based either on LIBOR or the prime rate, in either case plus an applicable margin (2.00% at March 31, 2008 and December 31, 2007) that depends upon the ratio of Noranda AcquisitionCo’s Senior Secured Net Debt to its EBITDA (in each case as defined in the applicable credit facility) and is payable no less frequently than quarterly. The revolving credit facility was undrawn on the closing of the Apollo Acquisition, at March 31, 2008 and at December 31, 2007. Noranda AcquisitionCo has outstanding letters of credit totaling $3,894 and $3,500 under the revolving credit facility at March 31, 2008 and December 31, 2007, respectively, and $246,106 and $246,500 was available for borrowing under this facility at March 31, 2008 and December 31, 2007, respectively.

In addition to paying interest on outstanding principal under the revolving credit facility, Noranda AcquisitionCo is required to pay a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments at a rate equal to 0.5% per annum, subject to step down if certain financial tests are met.

Certain Covenants

The senior secured credit facilities contain various restrictive covenants. Among other things, these covenants restrict Noranda AcquisitionCo’s ability to incur indebtedness or liens, make investments or declare or pay any dividends.

AcquisitionCo Notes

In addition to the senior secured credit facilities, on May 18, 2007, Noranda AcquisitionCo issued $510,000 Senior Floating Rate Notes (the “AcquisitionCo Notes”). The AcquisitionCo Notes mature on May 15, 2015. The proceeds of the AcquisitionCo Notes were used to finance the Apollo Acquisition and to pay related fees and expenses. The initial interest payment on the AcquisitionCo Notes was paid on November 15, 2007, entirely in cash; for any subsequent period through May 15, 2011, Noranda AcquisitionCo may elect to pay interest: (i) entirely in cash, (ii) by increasing the principal amount of the AcquisitionCo Notes or by issuing new notes (the “AcquisitionCo PIK interest”) or (iii) 50% in cash and 50% in AcquisitionCo PIK interest. For any subsequent period after May 15, 2011, Noranda AcquisitionCo must pay all interest in cash. The AcquisitionCo Notes cash interest accrues at six-month LIBOR plus 4.0% per annum, reset semi-annually, and the AcquisitionCo PIK interest, if any, will accrue at six-month LIBOR plus 4.75% per annum, reset semi-annually. The cash interest rate was 8.80% at March 31, 2008 and December 31, 2007.

The AcquisitionCo Notes are fully and unconditionally guaranteed on a senior unsecured, joint and several basis by the existing and future wholly owned domestic subsidiaries of Noranda AcquisitionCo that guarantee the senior secured credit facilities. In addition, on September 7, 2007, Noranda fully and unconditionally guaranteed the AcquisitionCo Notes on a joint and several basis with the existing guarantors. The guarantee by Noranda is not required by the indenture governing the AcquisitionCo Notes and may be released by Noranda at any time. Noranda has no independent operations or any assets other than its interest in Noranda AcquisitionCo. Noranda AcquisitionCo is a wholly owned finance subsidiary of Noranda with no operations independent of its subsidiaries which guarantee the AcquisitionCo Notes.

The indentures governing the AcquisitionCo Notes limits Noranda AcquisitionCo’s and Noranda’s ability, among other things, to (i) incur additional indebtedness; (ii) declare or pay dividends or make other distributions or repurchase or redeem Noranda’s stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting Noranda’s subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of Noranda’s assets; (vii) enter into transactions with Noranda’s affiliates; and (viii) incur liens.

HoldCo Notes

On June 7, 2007, Noranda issued Senior Floating Rate Notes (the “HoldCo Notes”) in aggregate principal amount of $220,000, with a discount of 1.0% of the principal amount. The HoldCo Notes mature on November 15, 2014. The HoldCo Notes are not guaranteed. The initial interest payment on the HoldCo Notes was paid on November 15, 2007, in cash; for any subsequent period through May 15, 2012, Noranda may elect to pay interest: (i) entirely in cash, (ii) by increasing the principal amount of the HoldCo Notes or by issuing new notes (the “HoldCo PIK interest”) or (iii) 50% in cash and 50% in HoldCo PIK interest. For any subsequent period after May 15, 2012, Noranda must pay all interest in cash. The HoldCo Notes cash interest accrues at six-month LIBOR plus 5.75% per annum, reset semi-annually, and the HoldCo PIK interest, if any, will accrue at six-month LIBOR plus 6.5% per annum, reset semi-annually. The cash interest rate was 10.55% at March 31, 2008 and December 31, 2007.

The indentures governing the HoldCo Notes limits Noranda AcquisitionCo’s and Noranda’s ability, among other things, to (i) incur additional indebtedness; (ii) declare or pay dividends or make other distributions or repurchase or redeem Noranda’s stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting Noranda’s subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of Noranda’s assets; (vii) enter into transactions with Noranda’s affiliates; and (viii) incur liens.

9.	PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The Company sponsors defined benefit pension plans for hourly and salaried employees. Benefits under certain Company-sponsored plans and the plan are based on years of service and/or eligible compensation prior to retirement, while certain other Company-sponsored plans are based solely on years of service. The Company also sponsors other post-retirement benefit plans for certain employees. The Company-sponsored post-retirement benefits include life insurance benefits and health insurance benefits. These health insurance benefits cover seven employees. In addition, the Company provides supplemental executive retirement benefits (SERP) for certain executive officers.

The Company’s pension funding policy is to contribute annually an amount based on actuarial and economic assumptions designed to achieve adequate funding of the projected benefit obligations and to meet the minimum funding requirements of ERISA. OPEB benefits are funded as retirees submit claims.

The Company uses a measurement date of December 31 to determine the pension and other post-retirement benefits (OPEB) liabilities.

Net periodic benefit costs were comprised of the following elements:

	Successor		Predecessor
	Pension	OPEB	Pension	OPEB
	March 31, 2008	March 31, 2008	March 31, 2007	March 31, 2007
	$	$	$	$
Service cost	1,958	14	1,688	28
Interest cost	3,825	39	3,216	76
Expected return on plan assets	(4,711)	—	(4,053)	—
Net amortization and deferral	120	2	32	5

Net periodic cost	1,192	55	883	109

Expected Employer Contributions

The Company contributed $282 to the pension plan during the three months ended March 31, 2008. There have been no significant changes in the total amount of employer contributions expected to be paid during the current fiscal year.

10.	SHAREHOLDERS’ EQUITY AND SHARE-BASED PAYMENTS

Successor

Noranda Long-Term Incentive Plan

On May 29, 2007, the Company’s Board of Directors approved the 2007 Long-Term Incentive Plan of Noranda (the “Incentive Plan”) and reserved 1,500,000 shares of Noranda common stock for issuance under the Incentive Plan. The Company subsequently amended and restated the Incentive Plan on October 23, 2007 to permit the grant of awards to entities that make available non-employee directors to the Company.

Options granted under the Incentive Plan generally have a ten year term. Employee option grants generally consist of time-vesting options and performance vesting options. The time-vesting options generally vest in equal one-fifth installments on each of the first five anniversaries of the date of grant or of the closing of Apollo’s acquisition of the Company, as specified in the applicable award agreements, subject to continued service through each applicable vesting date. The performance-vesting options vest upon the Company’s investors’ realization of a specified level of investor internal rate of return, subject to continued service through each applicable vesting date.

The employee options are generally subject to a Company (or Apollo) call provision which expires upon the earlier of a qualified public offering or seven years and provides the Company (or Apollo) the right to repurchase the underlying shares at the lower of their cost or fair market value upon certain terminations of employment. This call provision represents a substantive performance vesting condition with a life of up to seven years; therefore, the Company recognizes compensation expense over the seven year vesting period.

On October 23, 2007, the Company granted 200,000 options to Apollo Management VI L.P. and Apollo Alternative Assets funds for making available certain non-employee directors to the Company. It was subsequently determined that due to an administrative error, the number of options awarded on October 23, 2007 exceeded the amount intended to be awarded and the exercise price was lower than intended. In order to correct the administrative error, on March 10, 2008, the Company modified the term of options granted in October 2007 from 200,000 options at $6 per share to 60,000 options at $20 per share. Options granted to Apollo Management VI L.P. and Apollo Alternative Assets are fully vested at grant. This modification did not result in any additional stock compensation expense during the three months ended March 31, 2008.

Common Stock Subject to Redemption

In February 2008, the Company entered into an employment agreement with an individual to serve as the Company’s chief executive officer (the “CEO”) and to serve on the Company’s board of directors. As part of that employment agreement, the CEO agreed to purchase 100,000 shares of common stock at $20 per share, for a total investment of $2,000. The shares purchased include a redemption feature which guarantees total realization on these shares of at least $8,000 (or, at his option, equivalent consideration in the acquiring entity) in the event a change in control occurs prior to September 3, 2009 and the CEO remains employed with the Company through the 12-month anniversary of such change in control or experiences certain qualifying terminations of employment, after which the per share value is fair value.

Because of the existence of the conditional redemption feature, the carrying value of these 100,000 shares of common stock has been reported outside of permanent equity. In accordance with Financial Accounting Standards Board Staff Position 123R-4, Classification of Options and Similar Instruments Issued as Employee Compensation that Allow for Cash Settlement upon the Occurrence of a Contingent Event, the carrying amount of the common stock subject to redemption is reported as the $2,000 proceeds, and has not been adjusted to reflect the $8,000 redemption amount, as it is not probable that a change in control event will take place prior to September 3, 2009.

The summary of company stock option activity and related information is as follows, after reflecting the effects of modifications to exercise price discussed above:

	Employee Options and Non-Employee Director Options		Investor Director Provider Options
	Common Shares	Weighted- Average Exercise Price	Common Shares	Weighted- Average Exercise Price	Intrinsic Value
Outstanding—May 18, 2007	—	—	—	—
Granted	687,678	$6.00	210,000	$6.67
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited	(23,835)	$6.00	—	—

Outstanding—December 31, 2007	663,843	$6.00	210,000	$6.67
Granted	251,750	$20.00	60,000	$20.00
Modified	—	—	(200,000)	$6.00
Exercised	—	—	—	—
Expired	—	—	—	—
Forfeited	—	—	—	—

Outstanding—March 31, 2008	915,593	$9.85	70,000	$20.00

Fully vested—end of period (weighted average remaining contractual term of 9.9 years)	—	—	70,000	$20.00	—

Currently exercisable—end of period (weighted average remaining contractual term of 9.9 years)	—	—	70,000	$20.00	—

The following summarizes information concerning stock option grants, excluding shares issued as modifications, during the three months ended March 31, 2008:

Successor
March 31, 2008
Expected price volatility	44.8%
Risk-free interest rate	3.0%
Weighted average expected lives in years	5.9
Weighted average fair value	$7.33
Forfeiture rate	—
Dividend yield	—

For the first quarters of fiscal 2008 and 2007, share-based compensation expense was $64 and $0, respectively. As of March 31, 2008, total unrecognized compensation expense related to non-vested stock options was $9,535 with a weighted average expense recognition period of 6.1 years.

11.	INCOME TAXES

The provision for income taxes resulted in an effective tax rate for continuing operations of 33.5% for the three months ended March 31, 2008, compared with an effective tax rate of 48.9% for the three months ended March 31, 2007. The higher effective tax rate in the three months ended March 31, 2007 compared to the same period in 2008 was primarily related to a permanent difference in cancellation of debt income in connection with the divestiture of a subsidiary.

12.	EARNINGS PER SHARE

The Company presents both basic and diluted earnings per share (“EPS”) on the face of the condensed consolidated statements of income. As provided by SFAS No. 128, Earnings per Share, basic EPS is calculated as income available to common stockholders divided by the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the weighted average outstanding common shares as determined by the treasury stock method for options.

EPS is presented only for periods subsequent to the Apollo acquisition. EPS is not presented for periods prior to the Apollo Acquisition as the Company was a subsidiary of Xstrata. The table below presents the reconciliation of basic and diluted weighted average number of shares outstanding:

Successor
Three months ended March 31, 2008
Net income	$17,206

Weighted average common shares outstanding (in thousands):
Basic	21,646
Effect of dilutive securities	169

Diluted	21,815

Basic EPS	$0.79

Diluted EPS	$0.79

13.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative instruments to mitigate the risks associated with fluctuations in aluminum and natural gas prices and interest rates. The Company enters into forward contracts to sell aluminum in the future at fixed prices. These commitments expose the Company to market price fluctuations, and the Company hedges the market price risk for a portion of its firm commitments through the use of financial swaps. Fixed price forward aluminum swaps are entered to manage the price risk associated with expected shipments through 2012. Interest rate swaps are entered to manage interest rate risk associated with the Company’s variable-rate borrowings.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. In accordance with SFAS No. 133, the Company designates commodity swap contracts as cash flow hedges. Derivatives that do not qualify for hedge accounting are adjusted to fair value through earnings in (gain) loss on derivative instruments and hedging activities. As of March 31, 2008 all derivatives are held for purposes other than trading.

Cash flow hedges

Aluminum swaps – fixed price

In the normal course of business, the Company enters into forward contracts to sell aluminum in the future at fixed prices. These commitments expose the Company to market price fluctuations, and the Company hedges the market price risk for a portion of its firm commitment through the use of financial swaps.

In order to reduce the commodity price risk and earnings volatility in the upstream business, the Company has implemented a hedging strategy that locks in the aluminum price for approximately 50% of forecasted shipments through December 2012. These forward sale arrangements are at prices that we consider attractive relative to historical and expected future levels and which management believes will ensure positive cash flows based on the Company’s expected cost structure, regardless of fluctuations in the price of commodity aluminum.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of any gain or loss on the derivative is reported as a component of accumulated other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. During the first quarter of 2008, the pre-tax amount of the effective portion of cash flow hedges recorded in accumulated other comprehensive loss was $241,107. Gains and losses on the derivatives representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

As of March 31, 2008, the Company had outstanding aluminum swap contracts that were entered into to hedge aluminum shipments of approximately 1.4 billion pounds.

Derivatives not designated as hedging instruments under SFAS No. 133

Aluminum swaps – variable price

The Company also enters into forward contracts with its customers to sell aluminum in the future at fixed prices in the normal course of business. Because these contracts expose the Company to market price fluctuations, the Company economically hedges this risk by entering into variable price swap contracts with various brokers, typically for terms not greater than one year.

These contracts are not designated as hedging instruments under SFAS No. 133; therefore, any gains or losses related to the change in fair value of these contracts are recorded in (gain) loss on derivative instruments and hedging activities.

Interest rate swaps

The Company has floating-rate debt which is subject to variations in interest rates. On August 16, 2007, the Company entered into interest rate swap agreements to limit the Company’s exposure to floating interest rates for the periods from November 15, 2007 to November 15, 2011 with a notional amount of $500,000, which declines in increments over time beginning in May 2009.

The interest rate swap agreements were not designated as hedging instruments under SFAS No. 133. Accordingly, any gains or losses resulting from changes in the fair value of the interest rate swap contracts were recorded in (gain) loss on derivative instruments and hedging activities in the consolidated statement of income.

The following table presents the fair values and carrying values of the Company’s derivative instruments outstanding:

	March 31, 2008		December 31, 2007
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Aluminum swaps—fixed price	(279,714)	(279,714)	(33,000)	(33,000)
Aluminum swaps—variable price	11,051	11,051	(5,208)	(5,208)
Interest rate swaps	(20,559)	(20,559)	(11,704)	(11,704)

Total	(289,222)	(289,222)	(49,912)	(49,912)

The carrying values of the forward contracts and interest rate swaps are presented in the balance sheets as follows:

	March 31, 2008	December 31, 2007
	$	$
Other current assets	11,051	21,163
Accrued liabilities	(57,277)	(5,077)
Long-term derivative liabilities	(242,996)	(65,998)

Net asset (liability) recorded	(289,222)	(49,912)

The Company recorded (gains) losses for the change in the fair value of derivative instruments that do not qualify for hedge accounting treatment, as well as the ineffectiveness of derivatives that do qualify for hedge accounting treatment of:

$
Three months ended March 31, 2008 (Successor)	(5,597)
Three months ended March 31, 2007 (Predecessor)	1,365

The Company recorded the following net cash settlement receipts (payments) related to derivative instruments during the three months ended March 31, 2008 (Successor):

$
Aluminum swaps—fixed price	3,315
Aluminum swaps—variable price	485
Interest rate swaps	—

Total	3,800

14.	FAIR VALUE MEASUREMENTS

As discussed in Note 1, effective January 1, 2008, the Company adopted portions of SFAS No. 157 which establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about assets and liabilities measured at fair value. SFAS No. 157 does not expand the application of fair value accounting to any new circumstances.

The effect of adopting SFAS No. 157 was as follows:

	Before application of SFAS No. 157	Adjustments	After application of SFAS No. 157
	$	$	$
As of March 31, 2008:
Net derivative liabilities	306,955	(17,733)	289,222
Three months ended March 31, 2008:
(Gain) loss on derivatives	(251)	(5,346)	(5,597)
Unrealized loss on derivatives, pre-tax	253,494	(12,387)	241,107

Issued in February 2008, FSP 157-2 Partial Deferral of the Effective Date of Statement 157 (“FSP 157-2”), deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its condensed consolidated financial statements.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company incorporates assumptions that market participants would use in pricing the asset or liability, and utilizes market data to the maximum extent possible. In accordance with SFAS No. 157, fair value incorporates nonperformance risk (i.e., the risk that an obligation will not be fulfilled). In measuring fair value, the Company reflects the impact of its own credit risk on its liabilities, as well as any collateral. The Company also considers the credit standing of its counterparties in measuring the fair value of its assets.

SFAS No. 157 outlines three valuation techniques to measure fair value (i.e., the market approach, the income approach, and the cost approach). The Company determined that the income approach provides the best indication of fair value for its assets and liabilities given the nature of the Company’s financial instruments and the reliability of the inputs used in arriving at fair value.

Under SFAS No. 157, the inputs used in applying valuation techniques include assumptions that market participants would use in pricing the asset or liability (e.g., assumptions about risk). Inputs may be observable or unobservable. The Company uses observable inputs in its valuation techniques, and classifies those inputs in accordance with the fair value hierarchy set out in SFAS No. 157 which prioritizes those inputs.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). More specifically, the three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:

Level 1 inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has access as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Fair value measurements that may fall into Level 1 include exchange-traded derivatives or listed equities.

Level 2 inputs - Inputs other than quoted prices included in Level 1, which are either directly or indirectly observable as of the reporting date. A Level 2 input must be observable for substantially the full term of the asset or liability. Fair value measurements that may fall into Level 2 could include financial instruments with observable inputs such as interest rates or yield curves.

Level 3 inputs - Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability. Fair value measurements that may be classified as Level 3 could, for example, be determined from a Company’s internally developed model that results in management’s best estimate of fair value. Fair value measurements that may fall into Level 3 could include certain structured derivatives or financial products that are specifically tailored to a customer’s needs.

The Company’s assets and liabilities that are measured in accordance with SFAS No. 157 all fall within Level 2 of the fair value hierarchy. Those fair values are primarily measured using industry-standard models that incorporate inputs including: quoted forward prices for commodities, interest rates, and current market prices for those assets and liabilities. Substantially all of the inputs are observable, as defined in SFAS No. 157, throughout the full term of the instrument. Examples of financial instruments that fall within Level 2 of the fair value hierarchy include interest rate swaps and non-exchange-traded forward contracts.

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as at March 31, 2008. The Company did not have any assets or liabilities that were measured at fair value on a nonrecurring basis. As required by SFAS No. 157, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the fair value of assets and liabilities and their placement within the fair value hierarchy.

As of March 31, 2008, fair values for all instruments within the scope of SFAS No. 157 were classified as Level 2.

Fair value measurements at March 31, 2008
$
Assets:
Aluminum swaps—variable price	11,051
Liabilities:
Aluminum swaps—fixed price	279,714
Interest rate swaps	20,559

Net liability	289,222

15.	COMMITMENTS AND CONTINGENCIES

Legal contingencies

The Company is a party to legal proceedings incidental to its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the operating results or the financial position of the Company.

Guarantees

In connection with the disposal of ARE, the Company guaranteed certain outstanding leases for the automotive wheel facilities located in Rancho Dominguez, Mexico. The leases have various expiration dates that extend through December 2011. During March 2008, the Company received confirmation releasing the guarantee obligation on one of the properties, resulting in a reduction of the remaining maximum future lease obligation. The remaining maximum future payments under these lease obligations as of March 31, 2008 and December 31, 2007 totaled approximately $3,584 and $6,952, respectively. The Company has concluded that it is not probable that it will be required to make payments pursuant to these guarantees, and has not recorded a liability for these guarantees as ARE’s purchaser shall indemnify the Company for all losses associated with the guarantees.

16.	INVESTMENTS IN AFFILIATES

The Company holds 50% interest in a Gramercy, Louisiana refinery, Gramercy Alumina, LLC, and in St. Ann Bauxite Ltd, a Jamaican bauxite mining partnership. Summarized financial information for the joint ventures (as recorded in their respective financial statements, at full value, excluding the amortization of the excess carrying values of the Company’s investments over the underlying equity in net assets of the affiliates), is as follows:

Summarized balance sheet information

	March 31, 2008	December 31, 2007
	$	$
Current assets	168,693	151,133
Non-current assets	92,865	92,073

Total assets	261,558	243,206

Current liabilities	88,901	78,007
Non-current liabilities	14,847	16,441

Total liabilities	103,748	94,448

Equity	157,810	148,758

Total liabilities and equity	261,558	243,206

Summarized income statement information

	Three months ended
	Successor	Predecessor
	March 31, 2008	March 31, 2007
	$	$
Net sales	128,238	114,072
Gross profit	13,084	11,704
Net income	9,052	7,646

17.	SEGMENTS

The following tables summarize the operating results and assets of the Company’s reportable segments:

	Three months ended
	Successor	Predecessor
	March 31, 2008	March 31, 2007
	$	$
Sales to external customers (1):
Upstream	159,283	186,409
Downstream	140,997	158,203

Total revenues from external customers	300,280	344,612

(1) Segment revenues are net of the following intersegment transfers:
Upstream	28,521	14,198
Downstream	—	—

Total intersegment transfers	28,521	14,198

Segment operating income
Upstream	38,750	56,381
Downstream	2,643	4,333

Total operating income	41,393	60,714

Interest expense, net	24,213	3,068
(Gain) loss on derivative instruments and hedging activities	(5,597)	1,365
Equity in net income of investments in affiliates	(2,654)	(2,030)
Other, net	(460)	—

Consolidated income before income taxes	25,891	58,311

	As of
	March 31, 2008	December 31, 2007
	$	$
Segment assets
Upstream, including goodwill of $128,977 and 124,853 at March 31, 2008 and December 31, 2007, respectively.	1,006,597	1,046,013
Downstream, including goodwill of $131,269 at March 31, 2008 and December 31, 2007, respectively.	702,004	604,531

Total assets	1,708,601	1,650,544

18.	SUBSEQUENT EVENTS

Filed Registration Statement on Form S-1

On May 8, 2008, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission relating to the initial public offering of shares of common stock by Noranda Aluminum Holding Corporation.

Launched Exchange Offer for Senior Floating Rate Notes due 2015 and Senior Floating Rate Notes due 2014

On May 13, 2008, the Company launched an exchange offer for up to $510,000 aggregate principal amount of Senior Floating Rate Notes due 2015 and up to $220,000 aggregate principal amount of Senior Floating Rate Notes due 2014 that are registered under the Securities Act of 1933, as amended, for an equal principal amount of its outstanding Senior Floating Rate Notes due 2015 and Senior Floating Rate Notes due 2014.

Cash Dividend

On June 13, 2008, the Board of Directors declared a cash dividend of $102.2 million or $4.70 per common share. The Board also approved the payment of $2.8 million or $2.70 per outstanding option. The Company paid these amounts on June 13, 2008. In addition, the Board approved an adjustment to outstanding stock options that reduced the exercise price by $2 per option, resulting in a stock option modification. The combined impact of the cash payment to optionholders and the modification of outstanding options resulted in a stock compensation charge of $2.9 million with an expected tax benefit of $1.0 million.

The following unaudited pro forma condensed consolidated balance sheet reflects the cash dividend and related stock option adjustments as though they occurred at March 31, 2008.

NORANDA ALUMINUM HOLDING CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(dollars expressed in thousands, except per share amounts)

	March 31, 2008	Adjustment		March 31, 2008
	As Reported			Pro Forma
	$	$		$
ASSETS
Current assets:
Cash and cash equivalents	148,231	(102,223	)(a)	43,194
		(2,814	)(b)
Accounts receivable, net	114,600			114,600
Inventories	189,345			189,345
Other current assets	15,617			15,617

Total current assets	467,793	(105,037)		362,756

Investments in affiliates	201,528			201,528
Property, plant and equipment, net	635,003			635,003
Goodwill	260,246			260,246
Other intangible assets, net	69,197			69,197
Other assets	74,834			74,834

Total assets	1,708,601	(105,037)		1,603,564

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current liabilities:
Accounts payable
Trade	65,879			65,879
Affiliates	32,971			32,971
Accrued liabilities	88,702			88,702
Accrued interest	28,239			28,239
Deferred revenue	13,855			13,855
Deferred tax liabilities	22,355	(964	)(b)	21,391
Current portion of long-term debt due to third party	30,300			30,300

Total current liabilities	282,301	(964)		281,337

Long-term debt	1,121,428			1,121,428
Long-term derivative liabilities	242,996			242,996
Pension and other long-term liabilities	77,321			77,321
Deferred tax liabilities	115,723			115,723
Common stock subject to redemption	2,000			2,000
Shareholders’ deficiency:
Common stock	216			216
Capital in excess of par value	11,920	(11,920	)(a)	56
		56	(b)
Retained earnings (deficit)	17,206	(90,303	)(a)	(75,003)
		(1,906	)(b)
Accumulated comprehensive loss	(162,510)			(162,510)

Total shareholders’ deficiency	(133,168)	(104,073)		(237,241)

Total liabilities and shareholders’ deficiency	1,708,601	(105,037)		1,603,564

(a)	Reflects declaration and payment of $4.70 per share cash dividend, totaling $102.2 million.
(b)	Reflects an adjustment to outstanding stock options, reducing the exercise price of each option by $2 per share, by paying each optionholder $2.70 per share in cash per option. This adjustment will be accounted as a $2.9 million charge to compensation expense, with a tax benefit of $1.0 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of

Gramercy Alumina LLC

We have audited the accompanying balance sheet of Gramercy Alumina LLC (the “Company”) as of December 31, 2007, and the related statements of operations, changes in members’ equity, comprehensive income, and cash flows for the years ended December 31, 2007 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

New Orleans, Louisiana

March 24, 2008

GRAMERCY ALUMINA LLC

BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

(In thousands)

	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$608	$895
Trade receivables:
Affiliates	55,553	36,289
Others	8,932	7,465
Due from affiliate		635
Other receivables	816	115
Inventories	31,749	25,881
Prepaid expenses	1,225	1,557

Total current assets	98,883	72,837
PROPERTY, PLANT, AND EQUIPMENT—Net	33,402	21,387
OTHER ASSETS—Including restricted cash of $7,787 ($7,728 in 2006)	10,145	10,146

TOTAL	$142,430	$104,370

LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES:
Current liabilities:
Trade accounts payable	$27,781	$24,544
Accrued employee costs	6,731	6,096
Other current liabilities	2,133	1,632
Due to affiliate	7,388

Total current liabilities	44,033	32,272

Noncurrent liabilities:
Environmental liabilities	4,558	4,769
Asset retirement obligations	3,144	1,833
Pension and other postretirement benefit obligations	1,486	1,665

Total noncurrent liabilities	9,188	8,267

Total liabilities	53,221	40,539
COMMITMENTS AND CONTINGENCIES
MEMBERS’ EQUITY	89,209	63,831

TOTAL	$142,430	$104,370

See notes to financial statements.

GRAMERCY ALUMINA LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In thousands)

	2007	2006	2005
REVENUES:
Affiliates	$278,234	$269,172	$273,902
Others	94,091	84,355	75,627

Total revenues	372,325	353,527	349,529

COST OF SALES AND EXPENSES:
Cost of sales, excluding depreciation and amortization (includes affiliated purchases of $54,317, $55,378 and $52,831 in 2007, 2006 and 2005, respectively)	339,495	328,306	334,709
Depreciation and amortization	2,830	952	572
Accretion expense	152	147	123
Selling, general, and administrative expenses	5,414	4,957	5,265

Total cost of sales and expenses	347,891	334,362	340,669

OPERATING INCOME	24,434	19,165	8,860
INTEREST INCOME	662	512	151
OTHER INCOME—NET	318	1,585	213

NET INCOME	$25,414	$21,262	$9,224

See notes to financial statements.

GRAMERCY ALUMINA LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In thousands)

BALANCE—January 1, 2005	$28,336
Revision of purchase price allocation (Note 1)	5,206
Net income	9,224
Other comprehensive income (loss)—minimum pension liability adjustment	(64)

BALANCE—December 31, 2005	42,702
Net income	21,262
Other comprehensive income (loss)—minimum pension liability adjustment	64
Adjustment to accumulated other comprehensive income (loss) to initially apply SFAS No. 158 (Note 6)	(197)

BALANCE—December 31, 2006	63,831
Net income	25,414
Other comprehensive income (loss)—SFAS No. 158 incremental effect (Note 6)	(36)

BALANCE—December 31, 2007	$89,209

GRAMERCY ALUMINA LLC

STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In thousands)

	2007	2006	2005
COMPREHENSIVE INCOME:
Net income	$25,414	$21,262	$9,224
Other comprehensive income (loss):
Minimum pension liability adjustment		64	(64)
SFAS No. 158 incremental effect	(36)

TOTAL	$25,378	$21,326	$9,160

See notes to financial statements.

GRAMERCY ALUMINA LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(In thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,414	$21,262	$9,224
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Gain from insurance settlements		(1,452)
Depreciation, amortization and accretion	2,982	1,099	695
Interest income on restricted cash, net of $70 cash received in 2007	(229)
Changes in operating assets and liabilities:
Trade receivables	(20,731)	(11,258)	(21,983)
Due to/from affiliate	8,023	(7,414)	14,324
Other receivables	(701)	886	(239)
Inventories	(5,868)	(2,402)	(1,407)
Prepaid expenses	332	1,509	(724)
Other assets	60	530	(235)
Trade accounts payable	2,116	2,448	(7,840)
Accrued employee costs	635	(563)	3,148
Other operating liabilities	75	2,058	520

Net cash provided by (used in) operating activities	12,108	6,703	(4,517)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant, and equipment	(12,565)	(6,723)	(5,640)
Proceeds from insurance settlements		1,452
Decrease (increase) in restricted cash	170	(572)	(578)

Net cash used in investing activities	(12,395)	(5,843)	(6,218)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(287)	860	(10,735)
CASH AND CASH EQUIVALENTS—Beginning of year	895	35	10,770

CASH AND CASH EQUIVALENTS—End of year	$608	$895	$35

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Payables for capital expenditures	$1,121	$—	$—

See notes to financial statements.

GRAMERCY ALUMINA LLC

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations—Gramercy Alumina LLC (the “Company”) was formed as a limited liability company on March 2, 2004, by Gramercy Alumina Holdings Inc. and Century Louisiana, Inc. Gramercy Alumina Holdings Inc. (a subsidiary of Noranda Aluminum Acquisition Corporation (Noranda) effective May 18, 2007 and Xstrata Plc (Xstrata) prior thereto) and Century Louisiana, Inc. (a subsidiary of Century Aluminum Company) each have a 50% ownership interest in the Company. The Company began operations on October 1, 2004.

The Company operates a refinery located in Gramercy, Louisiana. The Gramercy refinery chemically refines bauxite into alumina, the principal raw material used in the production of primary aluminum. The majority of the Company’s alumina production is supplied to production facilities owned by the Company’s members. The remaining sales are generally to third-party users in various industries, including water treatment, flame retardants, building products, detergents, and glass.

Gramercy Alumina Holdings Inc. and Century Louisiana, Inc. acquired the Gramercy alumina refinery and related bauxite mining assets in Jamaica pursuant to the terms of an Asset Purchase Agreement, dated May 17, 2004. The sale was completed on September 30, 2004. The Company was formed to own and operate the Gramercy alumina refinery and St. Ann Bauxite Limited was formed to own and operate the bauxite mining assets in Jamaica. The purchase price for the Gramercy alumina refinery was preliminarily determined to be $24.6 million, including acquisition fees of $3.3 million. During fiscal 2005, the purchase price was finalized as $29.8 million, and the Company revised its initial allocation of the purchase price to the assets acquired and liabilities assumed. This revision in the preliminary purchase price allocation resulted in an increase in property, plant, and equipment, environmental liabilities, and contributed capital of $7.006 million, $1.8 million, and $5.206 million, respectively, as of the acquisition date.

The following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition, as revised to reflect the final purchase price allocation discussed above (in thousands):

Current assets	$22,788
Property, plant, and equipment	10,570
Other assets	8,000

Total assets acquired	41,358

Current liabilities	4,714
Noncurrent liabilities	6,832

Total liabilities assumed	11,546

Purchase price	$29,812

Gramercy Alumina Holdings Inc. and Century Louisiana, Inc. each contributed as initial capital contributions their 100% interest in the acquired net assets of the Gramercy refinery.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Revenue is recognized when the risks of ownership and title pass to the customer.

Cash and Cash Equivalents—The Company considers highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

Inventories—The Company’s inventories, including bauxite and alumina inventories, are stated at the lower of cost (using average cost) or market.

Property, Plant, and Equipment—Property, plant, and equipment are recorded at cost. Depreciation is provided on the straight-line basis over the estimated useful lives of the respective assets (12 years weighted-average—machinery and equipment). Maintenance and repairs are charged to expense as incurred. Major improvements are capitalized. When items of property, plant, and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in the statement of operations.

Impairment of Long-Lived Assets—The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. Any impairment of the asset is recognized when it is probable that such undiscounted cash flows will be less than the carrying value of the asset. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured based on fair value compared to carrying value, with fair value typically based on a cash flow model, comparable asset sales or solicited offers. No impairment of long-lived assets was recorded for the years ended December 31, 2007, 2006 and 2005.

Self-Insurance—The Company is primarily self-insured for workers’ compensation and healthcare costs. Self-insurance liabilities are determined based on claims filed and an estimate of claims incurred but not reported. As of December 31, 2007 and 2006, the Company had $1.6 million and $1.7 million, respectively, of accrued liabilities related to these claims. The Company has placed $1.4 million and $1.8 million, respectively, in a restricted cash account to secure the payment of workers’ compensation obligations as of December 31, 2007 and 2006. Such amounts are included in other assets in the accompanying balance sheets.

Asset Retirement Obligations—In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, the Company records the fair value of a legal liability for asset retirement obligations (ARO) in the period in which they are incurred and capitalizes the ARO by increasing the carrying amount of the related assets. The obligations are accreted to their present value each period and the capitalized cost is depreciated over the estimated useful lives (17 to 20 years) of the related assets (see Note 5).

Fair Value of Financial Instruments—The carrying value of the Company’s financial instruments, including cash and cash equivalents, receivables, accounts payable, due to affiliate, and certain accrued liabilities approximate fair market value due to their short-term nature.

Environmental Liabilities—Costs related to environmental liabilities are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. These amounts are based on the future estimated costs under existing regulatory requirements using existing technology (see Note 7).

Income Taxes—The Company has elected to be treated as a partnership for income tax purposes. Accordingly, income taxes are the responsibility of the members and the financial statements include no provision for income taxes.

Comprehensive Income (Loss)—Comprehensive income (loss) includes net income and other comprehensive income (loss) which, in the case of the Company, consists solely of adjustments related to pension and postretirement benefit obligations. Accumulated other comprehensive losses totaled $234,000 and $197,000 at December 31, 2007 and 2006, respectively.

Recent Accounting Pronouncements—In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 (SFAS No. 160). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, it requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also requires expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Management believes that the implementation of SFAS No. 160 will not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS No. 141(R)). According to transition rules of the new standard, the Company will apply it prospectively to any business combinations with an acquisition date on or after January 1, 2009, except that certain changes in SFAS No. 109, Accounting for Income Taxes, may apply to acquisitions, which were completed prior to January 1, 2009. Early adoption is not permitted. Management believes that the implementation of SFAS No. 141(R) will not have a material impact on the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by SFAS No. 159 permits all companies to choose to measure eligible items at fair value at specified election dates. At each subsequent reporting date, a company shall report in earnings any unrealized gains and losses on items for which the fair value option has been elected. SFAS No. 159 is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the company also elects to apply the provisions of SFAS No. 157, Fair Value Measurements (see below). Management believes that the implementation of SFAS No. 159 will not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management believes that the implementation of SFAS No. 157 will not have a material impact on the Company’s financial statements.

2. RELATED PARTIES

At December 31, 2007 and 2006, due from (to) affiliates consisted of the following (in thousands):

	2007	2006
Trade receivables:
Century Alumina of Kentucky LLC	$27,982	$18,084
Noranda Aluminum Inc.	27,571	18,205

Total	$55,553	$36,289

Due (to) from affiliate:
St. Ann Bauxite Limited	$(7,388)	$635

The Company purchases the majority of its bauxite from St. Ann Bauxite Limited (SABL), an entity affiliated through common ownership and control (see Note 7). In certain instances, the Company advances funds to SABL prior to the shipment of bauxite. Purchases from SABL approximated $54.3 million, $55.4 million and $52.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company is reimbursed for certain management personnel, support personnel, and services (purchasing, IT services, and accounting) provided to SABL. Included in the statements of operations for 2007, 2006 and 2005 is approximately $546,000, $547,000 and $555,000, respectively, of amounts charged to SABL for such personnel, support and services.

The Company sells a substantial portion of its production to its members or entities affiliated with its members at sales prices which are substantially equivalent to its actual cost per metric ton. Revenues derived from sales to Century Aluminum Company and/or its affiliates and Noranda and/or its affiliates (Xstrata Plc prior to May 18, 2007) approximated $139.4 million and $138.9 million, respectively, in 2007, $134.2 million and $135.0 million, respectively, in 2006 and $138.0 million and $135.9 million, respectively, in 2005.

3. INVENTORIES

The components of inventories at December 31, 2007 and 2006, were as follows (in thousands):

	2007	2006
Raw materials	$14,661	$10,112
Work-in-process	6,019	5,524
Finished goods	1,834	2,346
Supplies	9,235	7,899

Total	$31,749	$25,881

4. PROPERTY, PLANT, AND EQUIPMENT

At December 31, 2007 and 2006, property, plant, and equipment consisted of the following (in thousands):

	2007	2006
Land and improvements	$3,625	$3,625
Machinery and equipment	28,827	14,139
Estimated closure costs associated with asset retirement obligations	2,691	1,532
Construction in progress	2,639	3,642

	37,782	22,938
Less accumulated depreciation and amortization	(4,380)	(1,551)

Total	$33,402	$21,387

Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 totaled $2,830,000, $952,000 and $572,000, respectively.

5. ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations relate primarily to costs associated with the future closure of certain red mud lakes at the Gramercy facility.

A reconciliation of changes in the asset retirement obligations for the years ended December 31, 2007, 2006 and 2005 is presented below (in thousands):

	2007	2006	2005
Balance—beginning of year	$1,833	$1,686	$1,563
Revisions in previous estimates	1,159
Accretion expense	152	147	123

Balance—end of year	$3,144	$1,833	$1,686

The Company believes its asset retirement obligations represent reasonable estimates of the costs associated with the future closure of certain red mud lakes at the Gramercy facility. However, given the relatively long time until closure of these assets, such estimates are subject to changes due to a number of factors including, but not limited to, changes in regulatory requirements, costs of labor and materials, and other factors.

At December 31, 2007 and 2006, the Company had $6.2 million and $5.9 million of restricted cash, respectively, in an escrow account as security for the payment of these closure obligations that would arise under state environmental laws upon the termination of operations at the Gramercy facility. These amounts are included in other assets in the accompanying balance sheets.

6. EMPLOYEE BENEFITS

The Company has a salaried employee savings plan and an hourly employee savings plan for eligible employees. The Company matches 50% of each salaried employee’s pre-tax contributed dollars up to 6% of the employee’s total pre-tax contribution to the plan. Certain hourly employees earn a fixed dollar amount contribution from the Company ranging from $800 to $2,400 based on the participant’s age and service. Effective January 1, 2006, the Company matches 50% of a specified percentage (ranging from 2% for 2006 to 6% for 2010) of each hourly employee’s pre-tax contributed dollars. Plan expense of approximately $398,000, $504,000 and $506,000 was recorded during the years ended December 31, 2007, 2006 and 2005, respectively.

Effective January 1, 2005, the Company established a defined contribution pension plan for its eligible salaried employees. The Company contributes a percentage ranging from 1% to 10% of a participant’s earnings based on the participant’s age at the beginning of a plan year. Plan expense of approximately $645,000, $598,000 and $125,000 was recorded during the years ended December 31, 2007, 2006 and 2005, respectively.

The Company entered into an agreement with the United Steelworkers of America (USWA) to establish a defined benefit pension plan for its eligible hourly employees effective January 1, 2005 (the “Pension Plan”). The defined benefit is $52 per month for each year of benefit service prior to 2010, plus $53 per month for each year of benefit service earned on or after January 1, 2010 for each participant. Plan expense of approximately $1,045,000, $1,106,000 and $975,000 was recorded by the Company in 2007, 2006 and 2005, respectively.

The Company’s medical reimbursement plan (the “Medical Plan”) provides certain medical benefits to employees and their spouses upon retirement. To be eligible, a former employee must have greater than 5 years of service and retire after age 55. Plan expense of approximately $124,000, $119,000 and $109,000 was recorded by the Company in 2007, 2006 and 2005, respectively.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires, among other things, an employer to fully recognize a plan’s overfunded or underfunded status in its balance sheets and recognize the changes in a plan’s funded status in comprehensive income in the year in which the changes occur. Implementation of these provisions of SFAS No. 158 was required for fiscal years ending after December 15, 2006. The Company adopted SFAS No. 158 effective on December 31, 2006. SFAS No. 158 further requires an employer to measure plan assets and obligations that determine its funded status as of the end of its fiscal year. The Company already measures its plan assets and liabilities as of December 31; therefore, this provision did not impact the Company’s financial statements.

The following table sets forth the changes in benefit obligations, changes in plan assets, and the estimated funded status for the Pension Plan and the Medical Plan and the amounts recognized by the Company as of December 31, 2007, 2006 and 2005 (in thousands):

	Pension Plan			Medical Plan
	2007	2006	2005	2007	2006	2005
Change in benefit obligation:
Projected benefit obligation—beginning of year	$2,292	$1,255	$—	$238	$135	$—
Plan implementation			233			26
Service cost	945	978	905	103	104	102
Interest cost	188	128	68	19	13	7
Actuarial loss (gain)	11	(67)	56	(27)	(14)
Benefits paid	(33)	(2)	(8)

Projected benefit obligation—end of year	$3,402	$2,292	$1,254	$333	$238	$135

Change in plan assets:
Fair value of plan assets—beginning of year	$851	$—	$—	$—	$—	$—
Actual return on plan assets	35	20	(7)
Employer contributions	1,368	832	15
Benefits paid	(33)	(2)	(8)

Fair value of plan assets—end of year	$2,221	$850	$—	$—	$—	$—

Funded status of plan:
Funded status—end of year	$(1,181)	$(1,442)	$(1,254)	$(333)	$(238)	$(135)
Unrecognized actuarial loss			64
Unrecognized prior service cost			214			24

Net amount recognized	$(1,181)	$(1,442)	$(976)	$(333)	$(238)	$(111)

Amounts recognized in the balance sheets:
Intangible asset	$—	$—	$214	$—	$—	$—
Accrued employee costs			(976)	(28)	(15)	(111)
Pension and other postretirement benefit obligations	(1,181)	(1,442)	(278)	(305)	(223)
Accumulated other comprehensive (income) loss			64

Net amounts recognized	$(1,181)	$(1,442)	$(976)	$(333)	$(238)	$(111)

Amounts recognized in accumulated other comprehensive income (loss):
Net (gain) loss	$79	$(5)	$64	$(41)	$(14)	$—
Prior service cost	175	194		20	22

Total	$254	$189	$64	$(21)	$8	$—

The incremental effects of applying SFAS No. 158 on individual line items in the 2006 balance sheet are shown below (in thousands):

	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
Other assets	$10,335	$(189)	$10,146
Total assets	104,559	(189)	104,370
Liability for pension benefits	1,442		1,442
Liability for medical benefits	230	8	238
Total liabilities	40,531	8	40,539
Accumulated other comprehensive income (loss)		(197)	(197)
Total members’ equity	64,028	(197)	63,831
Total liabilities and members’ equity	104,559	(189)	104,370

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (credit) during the next fiscal year are as follows (in thousands):

	Pension Plan	Medical Plan	Total
Net (gain) loss	$79	$(41)	$38
Prior service cost	175	20	195

Net periodic benefit cost for the Pension Plan and the Medical Plan for each of the years ended December 31, 2007, 2006 and 2005 includes the following components (in thousands):

	Pension Plan			Medical Plan
	2007	2006	2005	2007	2006	2005
Service cost	$945	$978	$905	$103	$105	$102
Interest cost	188	128	68	19	12	7
Expected return on assets	(107)	(19)
Prior service cost amortization	19	19	2	2	2

Net periodic benefit cost	$1,045	$1,106	$975	$124	$119	$109

The accumulated benefit obligation for the Company’s Pension Plan at December 31, 2007 and 2006 was $3.4 million and $2.3 million, respectively.

Projected benefit obligations and net periodic benefit costs are based on actuarial estimates and assumptions. The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation for the Pension Plan was 6.30% at December 31, 2007 (5.90% at December 31, 2006), while the discount rate used in determining the benefit obligation for the Medical Plan was 5.95% at December 31, 2007 (5.80% at December 31, 2006). A 5.90% discount rate (5.70% in 2006 and 6% in 2005) was used to determine pension expense and a 5.8% discount rate (5.50% in 2006 and 2005) was used to determine the medical reimbursement plan expense.

The Company’s expected long-term rate of return on the Pension Plan assets is 8.00% at December 31, 2007 and 2006. The Company seeks a balanced return on Pension Plan assets through a diversified investment strategy, including a target asset allocation of 65% equity securities, 30% fixed income securities and 5% cash. The Company’s Pension Plan asset portfolio at December 31, 2007 and 2006 reflects a balance of investments split approximately 50% and 50%, respectively, between equity and fixed income securities.

The Company expects to contribute $608,000 to the Pension Plan and $28,000 to the Medical Plan in 2008.

The following annual benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Years Ending December 31	Pension Plan	Medical Plan
2008	$45	$28
2009	81	40
2010	126	50
2011	175	35
2012	226	91
2013–2017	2,041	480

In addition, the Company has agreed with the USWA to contribute to a Voluntary Employee Benefits Association (VEBA) plan to provide health care retiree benefits for eligible hourly employees. The Company made contributions of $200,000 to the VEBA in 2007 and 2006 and $800,000 in 2005. Annual contributions of $200,000 are scheduled from 2008 to 2009, and $500,000 contributions are scheduled from 2010 to 2012. Additional variable contributions may be negotiated with the USWA when the current labor agreement expires in September 2010.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases certain equipment under operating leases. Minimum future rental payments under noncancelable operating leases at December 31, 2007 are as follows (in thousands):

2008	$1,203
2009	1,059
2010	751
2011	353
2012	143

Total	$3,509

Rental expense for all operating leases approximated $1,429,000, $1,243,000 and $2,208,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Purchase Commitments—The Company has a contract with SABL to purchase approximately 2.4 million metric tons of Jamaican bauxite per year at a mutually agreed upon purchase price per dry metric ton. The quantity amount is mutually agreed upon periodically and may vary slightly with respect to shipping schedules. This is a key raw material used in the chemical process to produce alumina. The contract terminates on December 31, 2010, unless the parties mutually agree to terminate the contract earlier.

The Company also had a contract with the Defense Logistical Agency (“Agency”), a federal government agency, to purchase 3.2 million long dry tons (LDT) of bauxite (“DLA Bauxite”). The contract called for monthly payments based on usage with a minimum monthly payment of $150,000 through 2012. As of December 31, 2007, the Company purchased the remaining LDT of bauxite from the Agency. Total purchases approximated $3,974,000, $2,550,000 and $3,141,000 in 2007, 2006 and 2005, respectively.

Labor Commitments—The Company is a party to a collective bargaining and benefits agreement with the USWA, which agreement expires on September 30, 2010. USWA employees represent the majority of the Company’s workforce.

Environmental Matters—Prior to purchasing the Gramercy facility, the members commissioned a pre-purchase due diligence investigation of the environmental conditions present at the facility. The results of this investigation were submitted to state regulatory officials by the Company. In addition, as part of this submittal, the Company agreed to undertake certain specified remedial activities at the facility. Based on the submission, and conditioned on completion of the specified remedial activities, state environmental officials have confirmed that the Company met the conditions for bona fide prospective purchase protections (BFPP) against liability for preexisting environmental conditions at the facility. Based on information obtained during the due diligence and in connection with the preliminary purchase price allocation on the acquisition date, the Company initially recorded a $3.5 million liability for the estimated cost for the BFPP remediation work. As further discussed in Note 1, during 2005 the Company revised the preliminary purchase price of the Gramercy facility and the allocation of such purchase price to the assets acquired and liabilities assumed as of the date of acquisition. This revision in the purchase price allocation resulted in a $1.8 million increase in the Company’s liability for the BFPP remediation work as of the acquisition date. A reconciliation of changes in the asset retirement obligations for the years ended December 31, 2007, 2006 and 2005 is presented below (in thousands):

	2007	2006	2005
Balance—beginning of year	$4,769	$5,300	$3,500
Purchase price allocation adjustment			1,800
Remediation performed	(211)	(531)	—

Balance—end of year	$4,558	$4,769	$5,300

In addition, pursuant to the terms of the purchase agreement for the Gramercy facility, the previous owner agreed to escrow $2.5 million to reimburse the Company for expenses to be incurred in the performance of the BFPP environmental remediation at the facility. Included in other assets in the accompanying 2007 and 2006 balance sheets is a long-term receivable of $2.0 million and $2.1 million, respectively, from the previous owner for such future expense reimbursements.

The Company believes its environmental liabilities are not likely to have a material adverse effect on its financial statements. However, there can be no assurance that future requirements will not result in liabilities which may have a material adverse effect on the Company’s financial position, results of operations, and cash flows.

Letters of Credit—At December 31, 2007 and 2006 outstanding letters of credit were $830,000 and $1,800,000, respectively.

Legal Contingencies—The Company is a party to various legal proceedings arising in the ordinary course of business. In the opinion of management, the ultimate resolution of these legal proceedings will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

******

INDEPENDENT AUDITORS’ REPORT

To the members of

ST. ANN BAUXITE LIMITED

AND ITS SUBSIDIARY

We have audited the accompanying balance sheet of St. Ann Bauxite Limited and its subsidiary (the Group) as of December 31, 2007 and the related profit and loss account and statements of changes in equity and cash flows for the years ended December 31, 2007 and 2005. These financial statements are the responsibility of the directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatements. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by directors and management, as well as evaluating the overall financial statements presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion such financial statements, present fairly in all material respects the financial position of the Group as at December 31, 2007 and of the results of its operations, changes in equity and cash flows for the year ended December 31, 2007 and 2005 prepared in accordance with International Financial Reporting Standards.

US GAAP Reconciliation

Accounting principles under Internationally Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 of the financial statements.

/s/ DELOITTE & TOUCHE

Chartered Accountants

Kingston, Jamaica,

March 17, 2008

ST. ANN BAUXITE LIMITED

AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2007 AND 2006

(Thousands of United States Dollars)

	Notes	2007	2006
		$	$
ASSETS
Non-current assets
Property, plant and equipment	6	38,395	34,460
Capitalized haul road cost	7	7,717	8,171
Deferred asset—interest in land		3,412	3,154
Retirement benefit asset	9	3,046	3,032

Total non-current assets		52,570	48,817

Current assets
Capitalized haul road cost	7	3,859	4,085
Inventories	10	27,870	25,004
Tax recoverable		—	2,572
Accounts receivable	11	9,867	10,136
Owed by related party	12	7,365	—
Prepaid expenses and other current assets		1,426	1,502
Cash and bank balances		5,037	1,802

Total current assets		55,424	45,101

Total assets		107,994	93,918

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital	13	—	—
Capital contribution		265	265
Retained earnings		55,611	45,154

Attributable to equity holders of the parent		55,876	45,419
Minority interest		17,218	17,218

Total equity		73,094	62,637

Non-current liabilities
Retirement benefit obligation	9	8,291	8,091
Deferred tax liability	8	1,525	981
Reclamation provision	14	5,482	6,802

Total non-current liabilities		15,298	15,874

Current liabilities
Accounts payable and accruals	15	16,719	12,834
Owed to related party	12	—	636
Reclamation provision	15	2,486	1,685
Income tax payable		322	—
Bank overdraft		75	252

Total current liabilities		19,602	15,407

Total liabilities		34,900	31,281

Total liabilities and shareholders’ equity		107,994	93,918

The accompanying Notes are an integral part of the Financial Statements.

The financial statements were approved and authorized for issue by the Board of Directors on March 17, 2008 and are signed on its behalf by:

/s/ JENIFER BROWN	/s/ BILLY J. FOSTER
Financial Controller	General Manager

ST. ANN BAUXITE LIMITED

AND ITS SUBSIDIARY

CONSOLIDATED PROFIT AND LOSS ACCOUNT

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Thousands of United States Dollars)

	Notes	2007	2006	2005
		$	$	$
Revenue	16	113,025	114,092	103,024

Expenses
Mining charges—SAJBP		(77,974)	(74,953)	(55,566)
Depreciation—SAJBP		(4,242)	(3,517)	(2,798)
Other operating expenses—SABL		(15,874)	(15,502)	(14,157)

Profit from operations	17	14,935	20,120	30,503
Taxation		(4,478)	(6,125)	(9,192)

Net profit		10,457	13,995	21,311

ST. ANN BAUXITE LIMITED

AND ITS SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Thousands of United States Dollars)

	Share Capital	Capital Contribution	Accumulated Profits	Total
	$	$	$	$
December 31, 2004	—	265	9,848	10,113
Net profit for the year	—	—	21,311	21,311

Balance at December 31, 2005	—	265	31,159	31,424
Net profit for the year	—	—	13,995	13,995

Balance at December 31, 2006	—	265	45,154	45,419
Net profit for the year	—	—	10,457	10,457

Balance at December 31, 2007	—	265	55,611	55,876

The accompanying Notes are an integral part of the Financial Statements.

ST. ANN BAUXITE LIMITED

AND ITS SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Thousands of United States Dollars)

	2007	2006	2005
	$	$	$
OPERATING ACTIVITIES
Profit from operation	14,935	20,120	30,503
Depreciation	4,242	3,783	3,360
Amortization of haul road costs	5,079	4,010	3,073
Loss (profit) on disposal of property, plant and equipment	5	(409)	98
Post employment benefit expense	867	(542)	(218)
Reclamation expense	3,449	6,091	1,868
Interest expense	—	1	40

	28,577	33,054	38,724

Movement in working capital (Increase) decrease in operating assets
Receivables	(7,096)	8,700	(13,543)
Inventories	(2,866)	(5,665)	(28)

Increase (decrease) in operating liabilities
Prepaid expenses	76	287	(110)
Accounts payable and accruals	3,249	(925)	(3,487)
Reclamation costs paid	(3,968)	(4,663)	(3,694)
Post employment benefit paid	(681)	(360)	(1,260)

Cash generated from operations	17,291	30,428	16,602
Income taxes paid	(1,040)	(7,328)	(5,554)

Net cash generated by operating activities	16,251	23,100	11,048

FINANCING ACTIVITIES
Finance lease principal repayments	—	(85)	(676)
Interest paid	—	(1)	(40)

Cash used in financing activities	—	(86)	(716)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(8,188)	(16,087)	(5,142)
Proceeds from sale of property, plant and equipment	6	418	—
Capitalized haul road costs	(4,399)	(4,923)	(3,879)
Interest in land	(258)	(1,894)	(1,260)

Cash used in investing activities	(12,839)	(22,486)	(10,281)

Increase in cash and cash equivalents	3,412	528	51
Cash and cash equivalents at start of year	1,550	1,022	971

CASH AND CASH EQUIVALENTS AT END OF YEAR	4,962	1,550	1,022

The accompanying Notes are an integral part of the Financial Statements.

ST. ANN BAUXITE LIMITED

AND ITS SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

(Thousands of United States Dollars)

1.	IDENTIFICATION AND PRINCIPAL ACTIVITIES

St. Ann Bauxite Limited (“the Company”), a limited liability company incorporated in Jamaica, is owned jointly by Gramercy Alumina Holdings Inc. (incorporated in the United States of America) and St. Ann Bauxite Holdings Limited (incorporated in St. Lucia). Gramercy Alumina Holdings Inc. (a subsidiary of Noranda Aluminum, Inc.) and St. Ann Bauxite Holdings Limited (a subsidiary of Century Aluminum Company, a US Corporation) each has a 50% interest in the company.

The Company was incorporated to acquire Kaiser Bauxite Company’s (KBC) interest in mining assets and in Kaiser Jamaica Bauxite Company (KJBC), now St. Ann Jamaica Bauxite Partners (“the Partnership”).

The principal activities of the Company involve management of the Partnership and export/distribution of bauxite mined by the Partnership.

The registered office of the Company is situated at Discovery Bay, St. Ann, Jamaica.

2.	ESTABLISHMENT MATTERS AND AGREEMENT WITH GOVERNMENT

In May 2004, Kaiser Aluminum and Chemical Company (KACC) entered into an agreement to sell its 49% interest in Kaiser Jamaica Bauxite Company (KJBC), of which KBC was the managing partner.

Under the terms of the agreement, the Government of Jamaica (GOJ) holds 51% interest in the new partnership, St. Ann Jamaica Bauxite Partners (SAJBP) which mines bauxite, approximately 50% of which is used by Gramercy Alumina LLC (a sister company to St. Ann Bauxite Limited) to produce alumina, with the balance sold to a third party. Approximately 80% of Gramercy’s output is, in turn, supplied under long term contracts to aluminum smelters owned by Century Aluminum Company and Noranda Aluminum, Inc., the owners of the company.

St. Ann Bauxite Limited executed several agreements (collectively the “Agreements”) with the GOJ dated October 1, 2004, the essential provisions of which are as follows:

The Partnership has an executive committee having equal voting rights for the Company and the GOJ. The Company manages the mining operations under a management agreement dated October 1, 2004. The Company receives bauxite from the Partnership at cost and pays the Government a return on its investment in the Partnership.

The company has a special mining lease with the GOJ for the supply of bauxite. This lease commenced on October 1, 2004 for a term of twenty six (26) years (expiring on September 30, 2030). In return for these rights, the Company is required to pay annual fees consisting of a dedication fee and a depletion fee. Base dedication fee of $573,000 per year is tied to a land base of 13,820 acres. The sum actually paid will vary with the current total of bauxite lands owned by the GOJ which is still being used by SAJBP expressed as a proportion of the total land base. A base depletion fee of $227,000 is paid on a base shipment of 4,000,000 DMT per annum. Variations in amounts paid will be proportional to changes in shipments. A onetime payment of $800,000 was made in October 2004, covering the year October 1, 2004 to September 30, 2005. Subsequent payments will be made according to agreement.

The Company also pays the GOJ 14.68% annually on the GOJ’s 51% share of the mining assets (asset usage fee), for the first fifteen (15) years after each capital contribution is made and 10% thereafter. For the period ended December 31, 2007, payments were $1,725.

The Agreements provide for a Production Levy, determined by a formula applied to the average realized price of primary aluminum as determined by regulation of the GOJ, on all bauxite shipped from Jamaica other than sales to the GOJ and its agencies.

Royalties are payable during the term under the Mining Act or Mining Regulations by the Company to any person for the mining of bauxite at a rate of US $1.50 per dry metric ton of monohydrate bauxite shipped and US $2.00 per dry metric ton of trihydrate bauxite shipped, provided that during any period when the Production Levy is payable by the Company, the royalty shall be at a rate of US $0.50 per dry metric ton.

For Jamaican income tax purpose, the bauxite sales price and mining cost are determined based on formulas included in the agreements. For the bauxite sales portion of the agreement, the parties have agreed the market price for sales of bauxite from and after October 1, 2004 through December 31, 2008.

The Government will be entitled to expand production of bauxite by the Partnership. It, however, will be responsible for providing all funds necessary to finance any necessary acquisition of additional facilities and for obtaining mining leases for bauxite reserves for the expanded production. The Government will take for its own use or sale all bauxite produced as a result of such expansion of production at a mining charge determined in the same manner as the mining charge paid by St. Ann Bauxite. If the Government expands production of the Partnership, the Government will pay St. Ann Bauxite an annual charge for use of St. Ann Bauxite’s share of the Partnership’s assets computed in the same manner as the charge paid by St. Ann Bauxite to Jamaica Bauxite Mining Limited (JBM) under the Partnership Deed, in proportion to the total amount of bauxite produced.

3.	ADOPTION OF NEW AND REVISED STANDARDS

Standards and Interpretations effective in the current period

In the current year, the Group has adopted IFRS 7, Financial Instruments: Disclosures which is effective for annual reporting periods beginning on or after January 1, 2007, and the consequential amendments to IAS 1, Presentation of Financial Statements.

The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Group’s financial instruments and management of capital (See Note 18).

Four interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are:

IFRIC 7	Applying the Restatement Approach under IAS 29, Financial Reporting in Hyper-Inflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

The adoption of these Interpretations has not had any changes to the Group’s accounting policies.

Standards and interpretations in issue not yet adopted

At the date of authorization of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

Effective for annual periods beginning on or after
IAS 1 (revised)	Presentation of Financial Statements	January 1, 2009
IAS 23	Borrowing Costs	January 1, 2008
IAS 27	Consolidated and Separate Financial Statements—Consequential amendments arising from amendments to IFRS 3	July 1, 2009
IAS 28	Investments in Associates—Consequential amendments arising from amendments to IFRS 3	July 1, 2009
IAS 31	Interests in Joint Ventures—Consequential amendments arising from amendments to IFRS 3	July 1, 2009
IAS 32	Financial Instruments: Presentation—Disclosure requirements replaced by IFRS 7	January 1, 2009
IFRS 2	Share-based Payment—Amendment relating to vesting conditions and cancellations	January 1, 2009
IFRS 3	Business Combinations—Comprehensive revision on applying the acquisition method	July 1, 2009
IFRS 8	Operating Segments	January 1, 2009
IFRIC 11	Group and Treasury Share Transactions	March 1, 2007
IFRIC 12	Service Concession Arrangements	January 1, 2008
IFRIC 13	Customer Loyalty Programmes	July 1, 2008
IFRIC 14, IAS 19	The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction	January 1, 2008

The directors anticipate that all of the above Interpretations will be adopted in the Group’s financial statements for the effective period and that the adoption of these Standards and Interpretations will have no material impact on the financial statements of the Group in the period of initial application.

4.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Group’s financial statements have been prepared in accordance and comply with International Financial Reporting Standards (IFRS) and have been prepared under the historical cost convention.

Presentation of financial statements

These financial statements are presented in United States dollars, the functional currency of the Group as this represents the currency in which funds from financing and operating activities are generated.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities (including special purpose entities) controlled by the Group (its subsidiaries). Control is achieved where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for non-current assets (or disposal Groups) that are classified as held-for-sale in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, which are recognized and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized and is subsequently measured at cost less any accumulated impairment losses. If after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in the profit and loss account.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

Where a Group entity undertakes its activities under joint venture arrangements directly, the Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant entity and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of jointly controlled assets, and its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transactions will flow to/from the Group and their amount can be measured reliably.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. Usually interest in jointly controlled entities is reported using proportional consolidation except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

In the case of St. Ann Jamaica Bauxite Partners (“the partnership”), St. Ann Bauxite Limited (“the company”) manages the affairs of the partnership and after paying certain amounts to the other partner, takes control of the product (bauxite) generated by the partnership, consequently the statements of the partnership is consolidated with those of the company.

Any goodwill arising on the acquisition of the Group’s interest in a jointly controlled entity is accounted for in accordance with the Group’s accounting policy for goodwill arising on the acquisition of a subsidiary (see below).

Where the Group transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired.

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

The Group has accounted for negative goodwill on acquisition of its jointly controlled entity in accordance with IFRS 3 Business Combination by recognizing immediately in profit or loss the excess of the Group’s interest in the net fair value of the subsidiaries net asset over cost.

Property, plant and equipment

All property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are recorded at historical cost, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost less any recognized impairment loss. Cost includes professional fees and for qualifying assets, borrowing costs capitalised in accordance with the Group’s accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Freehold land is not depreciated.

Depreciation is charged so as to write off the cost or valuation of assets, other than freehold land and properties under construction, over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at each year end with the effect of any changes in estimate accounted for on a prospective basis.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is included in partnership expenses.

Repairs and maintenance are charged to partnership expenses during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the entity. Major renovations are depreciated over the remaining useful life of the related asset.

Capitalised haul road costs

These represent the costs of roads to the mine sites, which is deferred and amortized at a rate of US $1.14 per ton of mined bauxite, designed to write off the cost in proportion to the depletion of the mines served. The rate of $1.14 is designed to amortise the cost of the road over the amount of the proven bauxite located in an area. This is estimated to occur over a three year period. The residual value and estimated life of the haul roads is reviewed annually.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset to one entity and a financial liability to or equity to another entity.

A financial asset is any asset that is:

(a)	cash

(b)	an equity instrument of another entity

(c)	a contractual right:

(i)	to receive cash or another financial asset from another entity; or

(ii)	to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the group; or

(d)	a contract that will or may be settled in the group’s own equity instruments and is:

(i)	a non-derivative for which the group is or may be obliged to receive a variable number of the group’s own equity instruments; or

(ii)	a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the group’s own equity instruments. For this purpose the group’s own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the group’s own equity instruments.

A financial liability is any liability that is:

(a)	a contractual obligation:

(i)	to deliver cash or another financial asset to another entity; or

(ii)	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the group; or

(b)	a contract that will or may be settled in the group’s own equity instruments and is:

(i)	a non-derivative for which the group is or may be obliged to deliver a variable number of the group’s own equity instruments; or

(ii)	a derivative that will be or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the group’s own equity instruments. For this purpose the group’s own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the group’s own equity instruments.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

The group recognizes financial assets or financial liabilities on its balance sheet only when the group becomes a party to the contractual provisions of the instrument.

Financial assets

a)	Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash at bank and in hand, net of overdraft. Cash equivalents have an original maturity of three months or less.

b)	Accounts receivable

Trade receivables are measured at initial recognition at fair value. Interest is not charged on outstanding balances as they are usually settled with in a short period during which recognition of interest would be immaterial. Appropriate allowances for estimated irrecoverable amounts are recognized in profit or loss when there is objective evidence that the asset is impaired. The allowance recognized is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

c)	Owed by/to affiliates

Two parties are considered to be related when:

(i)	one party is able to exercise control or significant influence over the other party; or

(ii)	both parties are subject to common control or significant influence from the same source.

Inter-Group transactions are recorded at their nominal value.

Financial liabilities

Accounts payable

Trade payables are initially measured at fair value.

Inventories

Inventories of bauxite are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted-average method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Retirement benefit costs

Pension obligations

The Group operates a defined benefits pension plan and provides post retirement medical benefits. The plans are funded by contributions from employees and employer. In respect of the pension plan, the hourly and salaried employees contribute at the rate of 6% and 4% of pensionable salaries respectively (with the option of contributing an additional 4% and 6%). The post retirement medical plan is funded entirely by the Group. The Group’s rate of contribution is determined by management.

The cost of providing benefits is determined using the Projected Unit Credit Method with valuations being carried out each balance sheet date. Actuarial gains and losses that exceed 10% of the greater of the present value of the Group’s obligation and the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the amended benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service costs, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to the unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Termination obligations

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without the possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than twelve (12) months after the balance sheet date are discounted to present value.

Other post-retirement obligations

The Group also provides health benefits to qualifying employees upon retirement. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. These obligations are valued annually.

Leave entitlements

Employee entitlements to annually leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave for services rendered by employees up to the balance sheet date.

Taxation

Income tax expense represents the sum of tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from the net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted at the balance sheet date.

Deferred tax

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates currently enacted, which rates are expected to apply in the period when the liability is settled or the asset realized. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also charged or credited in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax are recognised as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity; in which case the tax is also recognised directly in equity.

Reclamation provision

The reclamation provision is the cost to rehabilitate those lands which are in the process of being mined or have been mined out. The provision is determined by multiplying the established acreage to be rehabilitated by the average cost per hectare.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair values less the cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is land or buildings other than investment property carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be determined.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Revenue from the sale of goods is recognized when all of the following conditions are satisfied:

•	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Foreign currency translation

The financial statements are presented in the currency of the primary economic environment in which it operates (its functional currency).

In preparing the financial statements of the Group, transactions in currencies other than the Group’s functional currency, the United States dollar, are recorded at the rates of exchange prevailing on the dates of the transactions. At balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items and on the retranslation of monetary items, are included in profit or loss for the period.

Leases

Leases of equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased equipment or the present value of the minimum lease payments. Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in non-current borrowings. The interest element of the finance cost is charged to Group expenses over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

All other leases are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to Group expenses on a straight-line basis over the period of the lease.

5.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgement

There were no critical judgements apart from those involving estimations (see below), that the directors have made in the process of applying the group’s accounting policies.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, are discussed below:

Reclamation and other Provisions

The costs of these expenditures depend on estimation of amounts to be incurred in the future. Such amounts could vary materially from the actual costs incurred in the period in which the work is done.

Pension and post-retirement benefits

The cost of these benefits and the present value of the pension and the other post-retirement liabilities depend on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumption used by management in determining the net periodic cost (income) for pension and post-retirement benefits include the expected long-term rate of return on the relevant plan assets, the discount rate and, in the case of the post-employment medical benefits, the expected rate of increase in medical costs. Any change in these assumptions will impact the net periodic cost (income) recorded for pension and post-retirement benefits and may affect planned funding of the pension plans.

6.	PROPERTY, PLANT AND EQUIPMENT

	Land	Improvements	Buildings	Machinery & Equipment	Construction in progress	Total
	$	$	$	$	$	$
Cost
January 1, 2005	308	6,653	9,681	104,633	3,220	124,495
Additions	—	—	—	—	5,142	5,142
Transfers	—	—	—	4,922	(4,922)	—
Disposals	—	—	—	(5,182)	—	(5,182)

January 1, 2006	308	6,653	9,681	104,373	3,440	124,455
Additions	—	—	—	—	16,087	16,087
Transfers	—	—	143	17,126	(17,269)	—
Disposals	—	—	—	(7,786)	—	(7,786)

January 1, 2007	308	6,653	9,824	113,713	2,258	132,756
Additions	—	—	—	—	8,188	8,188
Transfers	—	99	—	5,315	(5,414)	—
Disposals	—	—	—	(2,013)	—	(2,013)

December 31, 2007	308	6,752	9,824	117,015	5,032	138,931

Accumulated Depreciation
January 1, 2005	—	6,549	6,136	91,329	—	104,014
Charge for year	—	19	214	3,127	—	3,360
On disposals	—	—	—	(5,084)	—	(5,084)

January 1, 2006	—	6,568	6,350	89,372	—	102,290
Charge for year	—	19	214	3,550	—	3,783
On disposals	—	—	—	(7,777)	—	(7,777)

January 1, 2007	—	6,587	6,564	85,145	—	98,296
Charge for year	—	23	227	3,992	—	4,242
On disposals	—	—	—	(2,002)	—	(2,002)

December 31, 2007	—	6,610	6,791	87,135	—	100,536

Net book value
December 31, 2007	308	142	3,033	29,880	5,032	38,395

December 31, 2006	308	66	3,260	28,568	2,258	34,460

December 31, 2005	308	85	3,331	15,001	3,440	22,165

The following bases are used for depreciation of property, plant and equipment:

Land improvement	25 years
Building	45 years
Machinery and equipment	4 – 12 years

Machinery and equipment included the following amounts where the Group is a lessee under a finance lease:

	2007	2006	2005
	$	$	$
Cost—capitalized finance leases	1,688	1,688	1,688
Accumulated depreciation	1,688	1,688	1,407

	—	—	281

7.    CAPITALIZED HAUL ROAD COSTS

	2007	2006	2005
	$	$	$
Opening net book amount	12,256	11,343	10,544
Additions	4,399	4,923	3,870
Amortization charges	(5,079)	(4,010)	(3,071)

Closing net book amount	11,576	12,256	11,343

Cost	59,082	54,683	49,760
Accumulated amortization	47,506	42,427	38,417

	11,576	12,256	11,343
Current portion	(3,859)	(4,085)	(3,844)

	7,717	8,171	7,499

8.    TAXATION

Deferred taxes

Deferred taxes are calculated on all temporary differences under the balance sheet method using the current tax rate of 33 1/3%. At balance sheet date, this comprises:

	2007	2006	2005
	$	$	$
Deferred tax assets	2,974	2,932	2,578
Deferred tax liabilities	(4,499)	(3,913)	(1,509)

Net deferred tax (liability) asset	(1,525)	(981)	1,069

The movement for the year in the deferred tax position is as follows:

	2007	2006	2005
	$	$	$
Balance, beginning of the year	(981)	1,069	4,027
Charged to income for the year	(544)	(2,050)	(2,958)

Balance, December 31, 2007	(1,525)	(981)	1,069

The following are the main deferred tax liabilities and assets recognized by the Group and movements thereon during the year.

Deferred tax assets

	Accrued Vacation	Tax losses	Retirement Benefits Obligations	Total
	$	$	$	$
Balance January 1, 2005	—	1,887	2,479	4,366
Credited (charge) to income for the year	—	(1,887)	99	(1,788)

Balance, December 31, 2005	—	—	2,578	2,578
Charged to income for the year	235	—	119	354

Balance, December 31, 2006	235	—	2,697	2,932
(Charged) credited to income for the year	(25)	—	67	42

Balance, December 31, 2007	210	—	2,764	2,974

Deferred tax liabilities

	Retirement Benefit Asset	Capital Allowance in excess of Depreciation Charges	Land Rights	Total
	$	$	$	$
Balance, January 1, 2005	—	339	—	339
Charged to income for the year	591	159	420	1,170

Balance, December 31, 2005	591	498	420	1,509
Charged to income for the year	420	1,353	631	2,404

Balance, December 31, 2006	1,011	1,851	1,051	3,913
Charged to income for the year	4	496	86	586

Balance, December 31, 2007	1,015	2,347	1,137	4,499

Income tax (charge) credit

Total (charge) credit for the year comprises:

	2007	2006	2005
	$	$	$
Income tax	(3,934)	(4,075)	(6,234)
Deferred tax adjustment	(544)	(2,050)	(2,958)

	(4,478)	(6,125)	(9,192)

The charge (credit) for the year can be reconciled to the profit per the profit and loss account as follows:

	2007		2006		2005
	$	%	$	%	$	%
Profit before tax	14,935		20,120		30,503

Tax at the domestic income tax rate	4,978	33.3	6,707	33.3	10,167	33.3
Tax effect of:
Expenses deductible in determining taxable profit	—		—		(420)	(1.4)
Non taxable income	(504)	(3.3)	(514)	(2.6)	(874)	(2.8)
Other adjustments	4	—	(68)	(0.3)	319	1

Tax expense and effective tax rate for the year	4,478	30.0	6,125	30.4	9,192	30.1

9.	POST EMPLOYMENT BENEFITS

The Group operates a defined benefits pension plan and provides medical benefits to its pensioners. The plans are funded by contributions from the employees and the Group. The Group contributes to the plans at rates determined periodically by management (currently 7.5% and 6% for hourly and salaried employees respectively, of pensionable salaries in respect of the pension plan and the full cost in respect of the medical plan). In respect of the pension plan the hourly and salaried employees contribute at a rate of 6% and 4% of pensionable salaries respectively (with the option of contributing an additional 4% and 6%). The Group is also required to contribute 25% and 50% of the rate of the additional contribution of hourly and salaried employees respectively. Pension benefits are determined on a prescribed benefits basis based on employee’s average earnings over the three years prior to retirement times the employee’s number of years membership in the plan.

The present value of the defined benefit obligation and the related current service cost and past service cost, were measured using the projected unit credit method.

(a)    Key assumptions used:

	2007	2006	2005
	%	%	%
Gross discount rate	13.0	12.0	12.5
Expected return on assets	14.0	12.0	12.5
Expected rate of salary increases	10.0	10.0	9.5
Medical claims	12.0	11.5	11.0

(b)    Amounts included in the balance sheet in respect of these plans are as follows:

	Defined Benefits Plan			Retiree Medical
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Present value of obligation	(14,932)	(13,652)	(12,762)	(6,581)	(6,629)	(6,917)
Fair value of plan assets	25,505	22,546	20,003	—	—	—

	10,573	8,894	7,241	(6,581)	(6,629)	(6,917)
Unrecognized actuarial loss (gain)	2,557	3,307	4,048	(1,710)	(1,462)	(817)
Assets not recognised due to limitation resulting from uncertainty of obtaining economic benefits	(10,084)	(9,169)	(9,517)	—	—	—

Net asset (liability) in balance sheet	3,046	3,032	1,772	(8,291)	(8,091)	(7,734)

(c)    Amounts recognized in profit or loss in respect of the plans are as follows:

	Defined Benefits Plan			Retiree Medical
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Current service cost	395	266	275	202	194	251
Interest costs	1,514	1,373	1,015	714	472	817
Expected return on plan assets	(3,129)	(2,330)	(2,084)	—	—	—
Recognised actuarial loss (gain)	60	109	—	(32)	(8)	—
Change in unrecognised assets	1,388	(700)	(553)	—	—	—
Foreign exchange gain/loss	150	—	—	(395)	—	—

Total included in staff costs (Note 16)	378	(1,282)	(1,347)	489	658	1,068

Actual return on plan assets	3,129	3,016	(146)	—	—	—

(d)    Movements in the net liability in the period were as follows:

	Defined Benefits Plan			Retiree Medical
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Balance at January 1	3,032	1,772	(139)	(8,091)	(7,734)	(7,300)
Amounts credited (charged) to income	(378)	1,282	1,347	(489)	(658)	(1,068)
Contributions	392	59	626	289	301	634
Exchange adjustments	—	(81)	(62)	—	—	—

Balance at December 31	3,046	3,032	1,772	(8,291)	(8,091)	(7,734)

(e)    Changes in the present value of the defined benefit obligation were as follows:

	Defined Benefit Pension Plan			Retiree Medical Plan
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Opening defined benefit obligation	13,652	12,762	9,947	6,629	6,917	6,483
Service cost	395	266	275	202	194	251
Interest cost	1,514	1,373	1,015	714	472	817
Members’ contributions	614	632	514	—	—	—
Benefits paid	(190)	(475)	(265)	(289)	(301)	(634)
Actuarial loss (gain)	(344)	183	1,806	(3)	(653)	—
Foreign currency changes	(709)	(1,089)	(530)	(672)	—	—

Closing defined benefit obligation	14,932	13,652	12,762	6,581	6,629	6,917

(f)    Changes in the fair value of plan assets are as follows:

	Defined Benefit Pension Plan			Retiree Medical Plan
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Opening fair value of plan assets	22,546	20,003	20,234	—	—	—
Members’ contribution	614	632	514	—	—	—
Employer’s contribution	392	59	626	—	—	—
Actual return on plan assets	3,129	3,016	(146)	—	—	—
Benefits paid	(190)	(475)	(265)	—	—	—
Actuarial gain	188	—	—	—	—	—
Foreign currency changes	(1,174)	(689)	(960)	—	—	—

Closing fair value of plan assets	25,505	22,546	20,003	—	—	—

(g)    The fair value of plan assets at the balance sheet is analysed as follows:

	Defined Benefit Pension Plan			Retiree Medical Plan
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Equity fund	10,336	10,875	10,250	—	—	—
Fixed income fund	6,943	4,684	4,384	—	—	—
Mortgage and real estate fund	1,835	677	41	—	—	—
Other assets	6,393	6,310	5,328	—	—	—

Closing fair value of plan assets	25,507	22,546	20,003	—	—	—

The plan assets do not include any of the Group’s own financial instruments, nor any property occupied by or other assets used by the Group.

The overall expected rate of return is a weighted-average of the expected return of the various categories of plan assets held. The directors’ assessment of the expected return is based on historical trends and analysts’ predictions of the market for the assets in the next twelve months.

The history of experience adjustments is as follows:

	Defined Benefit Pension Plan
	2007	2006	2005
	$’000	$’000	$’000
Present value of defined benefit obligation	(14,932)	(13,652)	(12,762)
Fair value of plan assets	25,505	22,546	20,003

Fund surplus	10,573	8,894	7,241
Experience adjustments on plan liabilities	1,079	(178)	(1,806)
Experience adjustments on plan assets	(302)	686	(2,509)

	Retiree Medical Plan
	2007	2006	2005
	$’000	$’000	$’000
Present value of defined benefit obligation	(6,581)	(6,629)	(6,917)
Fair value of assets	—	—	—

Fund deficit	(6,581)	(6,629)	(6,917)
Experience adjustments on plan liabilities	(3)	(645)	(817)

Impact of 1% Increase/Decrease in the Medical Inflation Assumption

	Inflation	Inflation
Revised service cost	215	158
Revised interest cost	760	681
Revised accumulated benefit obligation	6,485	5,055

The Group expects to make a contribution of $1,213 (2006: $721) to the defined benefit plans during the next financial year.

The plan assets do not include any of the Group’s own financial instruments, nor any property occupied by or other assets used by the Group.

10.	INVENTORIES

	2007	2006
	$	$
General stores	12,601	11,736
Fuel	4,972	2,818
Goods in transit	—	544
Finished goods	1,215	1,951
Work-in-progress	9,082	7,955

	27,870	25,004

11.	ACCOUNTS RECEIVABLE

	2007	2006
	$	$
Trade	5,413	5,836
Employees	2,413	849
Other	2,041	3,451

	9,867	10,136

The average credit period on sale of goods is 30 days. No interest is charged on the trade receivables. The Group has made no provision for estimated irrecoverable amounts from the sale of goods determined by reference to past default experience.

In determining the recoverability of a receivable, the Group considers any change in the credit quality of the receivable from the date credit was granted up to the reporting date. Concentration of credit risk is limited due to the nature of the customer base. Accordingly, management believes that there is no credit provision required.

12.    BALANCES/TRANSACTIONS WITH RELATED PARTIES

Details of transactions between the related parties are disclosed below:

Trading transactions

The Group carried out transactions in the ordinary course of business during the year with its affiliates as follows:

	Sales of Bauxite			Year End Balance
	2007	2006	2005	2007	2006
	$	$	$	$	$
Gramercy	54,317	55,378	52,831	7,365	(636)

	54,317	55,378	52,831	7,365	(636)

Sales of bauxite to related parties were made at a predetermined rate.

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No expense has been recognised in the period for irrecoverable debts in respect of amounts owed by related parties.

13.    SHARE CAPITAL

	2007	2006
	$	$
Authorised
200 Ordinary shares of J$1.00 each	— xx	— xx
Issued and fully paid
2 Ordinary shares	— xx	— xx

xx – Less than US$1,000

14.    RECLAMATION PROVISION

	2007	2006	2005
	$	$	$
At 1 January	8,487	7,059	8,885
Additional provision	3,449	6,091	1,868

	11,936	13,150	10,753
Utilization during the year	(3,968)	(4,663)	(3,694)

Closing net book amount	7,968	8,487	7,059
Current portion	2,486	1,685	1,441

At 31 December	5,482	6,802	5,618

15.	ACCOUNTS PAYABLE AND ACCRUALS

	2007	2006
	$	$
Trade	4,416	4,161
Other	1,246	1,181
Accruals	11,057	7,492

	16,719	12,834

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs.

16.	REVENUE

An analysis of the Group’s sales is as follows:

	2007	2006	2005
	$	$	$
To affiliates (Gramercy)	54,317	55,378	52,831
To third party (Reynolds)	58,708	58,714	50,193

	113,025	114,092	103,024

17.	PROFIT FROM OPERATIONS

The profit from operations is after taking into account amounts incurred by the Group:

	2007	2006	2005
	$	$	$
Operating expenses
Depreciation	4,242	3,360	2,798
Audit fee	75	70	60
Change in inventory	(2,115)	(5,665)	2,399

18.	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL RISKS MANAGEMENT

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 4 to the financial statements.

Categories of financial instruments

The following table sets out the financial instruments as at the balance sheet date:

	2007	2006
	US$’000	US$’000
Financial Assets
Loans and receivables
(including cash and cash equivalents)	22,269	11,938

Financial Liabilities
Amortised cost	5,662	5,978

Financial risk management policies and objectives

The Group has documented financial risk management policies which are directed by its parent Group. These policies set out the Group’s overall business strategies and its risk management philosophy. The financial risk management programme seeks to minimise potential adverse effects of financial performance of the Group. The Board of Directors, directed by the parent Group, provides written principles for overall financial risk management and written policies covering specific areas, such as market risk (including currency risk, fair value interest rate risk and other price risk), credit risk and liquidity risk and cash flow interest rate risk. Periodic reviews are undertaken to ensure that the Group’s policy guidelines are complied with. The Group’s activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates and interest rates.

The Group does not hold or issue derivative financial instruments.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk.

Exposures are measured using sensitivity analyses indicated below.

(a)    Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices whether those changes are caused by factors specific to the individual security or its issuer or factors affecting all securities traded in the market. Except in respect of foreign currencies, as disclosed in Note 18 (b) below and interest rates, as disclosed in Note 18(c) below, the Group has no exposure to market risk.

(b)    Foreign exchange risk management

The Group undertakes certain transactions denominated in currencies other than the United States dollar resulting in exposures to exchange rate fluctuations.

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Management consistently monitors the Group’s exposure in this regard.

The carrying amounts of foreign currency denominated monetary assets and monetary liabilities arising in the ordinary course of business at the reporting date are as follows:

	Liabilities		Assets
	2007	2006	2007	2006
	US$’000	US$’000	US$’000	US$’000
Jamaican dollars	10,378	5,318	8,043	5,536

Foreign currency sensitivity

The following table details the sensitivity to a 10% increase and decrease in the United States dollar against the relevant foreign currency. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates.

If the United States dollar strengthens or weakens by 10% against the relevant foreign currency, profit or loss will decrease or increase by:

	Jamaican Dollar impact
	2007	2006
	US$’000	US$’000
Profit or loss (i)	243	22

(i)	This is mainly attributable to the exposure outstanding on bank balances, receivables and payables in the respective foreign currency at year end.

The Group’s sensitivity to foreign currency has increased during the current year mainly due to increase in Jamaican dollar purchases and a reduction in the transactions with customers which has resulted in lower Jamaican dollar denominated trade receivables which was offset by increasing J$ denominated liabilities in trade payables.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(c)    Interest rate risk management

Interest rate risk is the potential that the value of a financial instrument will fluctuate due to changes in market interest rates as a result of cash flow or fair value interest rate risk. Financial instruments subject to fixed interest rates are exposed to fair value interest rate risk while those subject to floating interest rates are exposed to cash flow risk.

The Group manages its interest rate risk by monitoring the movements in the market interest rates closely.

The Group held no interest bearing instruments during the year, as a result, was not exposed to interest rate risk.

(d)    Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group.

Financial assets that potentially subject the Group to concentration of credit risk consist principally of cash, cash equivalents and trade and other receivables. The maximum exposure to credit risk is the amount of $22.3M disclosed under ‘categories of financial instruments’ above and the Group holds no collateral in this regard. The directors believe that the credit risks associated with these financial instruments are minimal.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings.

In respect of trade receivables, the Group has adopted a policy of dealing with creditworthy counterparties as a means of mitigating the risk of financial loss from defaults. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Ongoing credit evaluation is performed on the financial condition of trade receivables. The book value of receivables is stated after allowance for likely losses estimated by the Group’s management based on prior experience and their assessment of the current economic environment.

(e)    Liquidity risk management

Liquidity risk, also referred to as funding risk, is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at, or close to, its fair value. Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, and the availability of funding through an adequate amount of committed facilities.

Due to the dynamic nature of the underlying business, the management of the Group maintains an adequate amount of its financial assets in liquid form to meet contractual obligations and other recurring payments.

Liquidity and interest risk analyses in respect of non-derivative financial liabilities

Non-derivative financial liabilities

The following tables detail the Group’s remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group and Group can be required to pay. The table includes both interest and principal cash flows.

	On demand or within 1 year	Total
	$’000	$’000
2007
Non-interest bearing	5,662	5,662

2006
Non-interest bearing	5,978	5,978

Non-derivative financial assets

The following table details the Group’s expected maturity for its non-derivative financial assets. The tables below have been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets except where the Group anticipates that the cash flow will occur in a different period.

	On demand or within 1 year	Total
	$’000	$’000
2007
Non-interest bearing	22,269	22,269

2006
Non-interest bearing	11,938	11,938

(f)    Fair value of financial assets and financial liabilities

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. A market price, where an active market (such as a recognized stock exchange) exists, is the best evidence of the fair value of a financial instrument. Where market prices are not available for the financial assets and liabilities of the Group, fair values in the financial statements have been presented using various estimation techniques based on market conditions existing at balance sheet date. Generally, judgement is necessarily required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented in these financial statements are not necessarily indicative of the amounts that the Group would realise in a current market exchange.

The following methods and assumptions have been used in determining the fair values of financial assets and financial liabilities:

The amounts included in the financial statements for cash and bank deposits, receivables and payables and due from/to affiliates reflect the approximate fair values because of the short-term maturity of these instruments.

Capital risk management policies and objectives

The Group manages its capital to ensure that it will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the equity balance.

The capital structure of the Group consists of cash and cash equivalents, equity attributable to equity holders and retained earnings.

The Group’s Board of Directors reviews the capital structure on a semi-annual basis. As a part of this review, the Board of Directors considers the cost of capital and the risks associated with each class of capital.

The Group’s overall strategy remains unchanged from 2006.

19.    STAFF COSTS

The remuneration of persons employed by the Group during the year was as follows:

	2007	2006	2005
	$	$	$
Salaries and wages	19,693	17,150	13,975
Statutory contributions	1,969	1,716	1,398
Post employment benefit	681	360	1,260

	22,343	19,226	16,633

20.    CONTINGENCIES

The Group is involved in various claims, lawsuits, and other proceedings related to past or present operations. While uncertainties are inherent in the final outcome of such matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Group’s financial reports.

21.    COMMITMENTS

Capital commitments

At the balance sheet date capital expenditure authorized but not contracted for amounted to $14,000,000.

22.    US GAAP RECONCILIATION

Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain respects from accounting principles generally accepted in the United States of America (US GAAP). Reconciliations of profit after taxation (or net income), retained earnings and other comprehensive income and the Group’s financial position under IFRS and those under US GAAP are set out below.

Effect on net income of differences between IFRS and US GAAP

	Notes		2007	2006	2005
			US$’000	US$’000	US$’000
Net income in accordance with IFRS			10,457	13,995	21,311
Purchase accounting differences
Depreciation	(a	)	1,984	2,609	3,252
(Gain)/ Loss on disposal	(a	)	—	9	98
Amortization of haul roads	(a	)	1,584	800	1,418
Retirement benefit cost	(c	)	517	(682)	—
Inventory adjustments	(a	)	—	303	467

			14,542	17,034	26,546
Tax effects of US GAAP Adjustments	(a	)(b)	(1,887)	(1,013)	(1,745)

Net income US GAAP			12,655	16,021	24,801

Total equity attributable to holders of the parent in accordance with IFRS			55,876	45,419	31,424
Purchase accounting Cumulative differences
Negative goodwill IFRS	(a	)	(12,371)	(12,371)	(12,371)
Depreciation	(a	)	8,843	6,859	4,250
Loss on disposal	(a	)	128	128	119
Haul road amortization	(a	)	4,344	2,760	1,960
Inventory adjustment	(a	)	1,451	1,451	1,148
Reclamation provision	(a	)	288	288	288
Negative goodwill US GAAP	(a	)	1,453	1,453	1,453
Tax adjustment	(b	)	(5,455)	(3,568)	(2,555)
Retirement benefit cost	(c	)	(165)	(682)	—
Other adjustment			(12)	(12)	(12)
Retirement benefit asset	(c	)	3,709	3,950	—
Retirees Medical	(d	)	1,459	975	—

Total equity attributable to holders of the parent in accordance with US GAAP			59,548	46,650	25,704

(a)    Business combinations and goodwill

Under both IFRS and US GAAP, the Group uses the purchase method of accounting for business combinations. Under IFRS the acquiring entity records identifiable assets and liabilities at their fair values. To the extent that the net identifiable assets exceed the consideration given negative goodwill arises. Under IFRS negative goodwill which arises is carried to the income statement. Under US GAAP negative goodwill is set against long life assets. The reduction of long life assets results in a basis difference for tax purpose and gives rise to a deferred tax asset. Additionally depreciation and amortization differences will also result.

(b)    Deferred taxes

The fundamental basis of recognising deferred taxes is similar under both IFRS and US GAAP; however, because of the differences in the carrying value of assets and liabilities under IFRS and US GAAP, the Group has recorded a deferred tax effect for the other adjustments between IFRS and US GAAP described herein.

(c)    Pensions

Under IFRS, defined benefit plan assets are measured at fair value while liabilities are measured at present value. The difference between the two amounts is recognised as an asset or liability in the balance sheet. Assets recognized are limited to the total of any cumulative unrecognised net actuarial losses and past service cost; and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Under US GAAP, where the value of benefits accrued based on employee service up to the balance sheet date (the accumulated benefit obligation) exceeds the fair value of plan assets, an additional minimum pension liability is recognised to the extent that the excess is greater than any accrual already established for unfunded pension costs. The corresponding entry is recorded as an intangible asset to the extent of unrecognised prior service cost with any remaining balance recognised in other comprehensive income, a component of shareholders’ equity.

US GAAP also allows the Group to recognise prior service costs over the remaining service life of the active plan participants, even if the benefits are already fully vested. Under IFRS, these costs are recognised immediately if they are already vested or on a straight-line basis until the additional benefits are vested. As a result, under IFRS, certain variations would be recognised earlier than under US GAAP.

Under IFRS, the Group has recognised a pre-paid pension cost of $3.0 million as at 31 December 2007 (US$3.0 million as at 31 December 2006), US$1.7 million as at December 2005). Under US GAAP, the Group has recognised a pension prepayment of $8.8 million ($8.3 million as at 31 December 2006, $1.7 million as at December 31, 2005) of which $3.71 million (net of tax) has been recorded within accumulated other comprehensive income as at 31 December 2007 ($3.95 million (net of tax) as at 31 December 2006, $Nil million as at December 31, 2005). No intangible asset has been recorded.

(d)    Other employee benefits

In addition to pension benefits, the Group offers retirees medical and Group life benefits. The present value of the obligation is determined by management. Under IFRS as at 31 December 2007 $8.2 million (31 December 2006 $8.0 million, 31 December 2005 $7.7 million) was recorded for this liability. Under US GAAP as at 31 December 2007 $6.5 million (31 December 2006 $6.6 million, 31 December 2005 $7.7 million) was recorded for this liability. Under US GAAP the difference of $1.46 million (net of tax) as at 31 December 2007 (31 December 2006 $0.975 million (net of tax) 31 December 2005 $Nil million) has been included in other comprehensive income. Differences arise from variance in assumptions used and the treatment of exchange differences arising on foreign currency translation. Discount rates used under IFRS are based on bonds issued by the Government of Jamaica in the absence of rated Jamaican corporate bonds. Discount rates used for US GAAP valuation were determined on the basis of other securities.

Through and including (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                        Shares

Noranda Aluminum Holding Corporation

Common Stock

PROSPECTUS

Merrill Lynch & Co.

June    , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Noranda Aluminum Holding Corporation (the “Registrant”) in connection with the issuance and distribution of the securities being registered. All amounts are estimates, except the SEC registration, the Financial Industry Regulatory Authority, Inc. and the New York Stock Exchange filing fees.

SEC Registration fee		$9,825

The New York Stock Exchange filing fee and listing fee		*

Listing fee		*

Transfer agent’s fee		*

Printing and engraving expenses		*

Legal and accounting fees and expenses		*

Financial Industry Regulatory Authority, Inc. filing fee		25,500

Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

The Registrant is a Delaware corporation. Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against any expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Article VIII of our Amended and Restated Certificate of Incorporation provides for the indemnification of directors, officers, employees or agents to the fullest extent permitted by the DGCL. Article VIII of our Amended and Restated Certificate of Incorporation also provides that, in any action initiated by a person seeking indemnification, we shall bear the burden of proof that the person is not entitled to indemnification.

Section 102(b)(7) of the DGCL provides that a Delaware corporation may, with certain limitations, set forth in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Article VIII of our Amended and Restated Certificate of Incorporation includes such a provision.

Section 145(g) of the DGCL provides that a Delaware corporation has the power to purchase and maintain insurance on behalf of any director, officer, employee or other agent of the corporation or, if serving in such capacity at the request of the corporation, of another enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation has the power to indemnify such person against such liability under the DGCL. Article VIII of our Amended and Restated Certificate of Incorporation permits us to maintain insurance, at our expense, to protect us or any of our directors, officers, employees or agents or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below in chronological order is certain information regarding securities issued by the Registrant since March 27, 2007 (the Registrant’s date of incorporation) in transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), including the consideration, if any, received by the Registrant for such issuances.

Since our incorporation, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings. Each of these transactions was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated thereunder, as transactions by an issuer not involving a public offering. With respect to each transaction listed below, no general solicitation was made by either the Registrant or any person acting on its behalf; the recipient of our securities agreed that the securities would be subject to the standard restrictions applicable to a private placement of securities under applicable state and federal securities laws; and appropriate legends were affixed to the certificates issued in such transactions.

On March 27, 2007, the Registrant issued 100 shares of common stock to Apollo Management VI, L.P. for an aggregate purchase price of $100.

On May 18, 2007, the Registrant issued 21,420,000 shares of common stock to affiliates of Apollo Management, L.P. for an aggregate purchase price of $214,200,000.

On May 29, 2007, the Registrant issued 193,043 shares of common stock to certain key employees at a purchase price of $10 per share.

On May 29, 2007, the Registrant granted stock options to certain key employees to purchase 687,678 shares of its common stock at an exercise price of $10 per share.

On June 7, 2007, the Registrant issued $220,000,000 aggregate principal amount of its Senior Floating Rate Notes due 2014 to Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the initial purchaser, who subsequently resold the notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The notes were sold to the initial purchaser at a price of 99.0% of par value.

On October 23, 2007, the Registrant granted stock options to affiliates of Apollo Management, L.P. to purchase 60,000 shares of its common stock at an exercise price of $20 per share.

On December 10, 2007, the Registrant granted stock options to affiliates of Apollo Management, L.P. to purchase 10,000 shares of its common stock at an exercise price of $20 per share.

On January 18, 2008, the Registrant issued 4,500 shares to certain key employees at a purchase price of $20 per share.

On January 18, 2008, the Registrant granted stock options to certain key employees to purchase 12,750 shares of its common stock at an exercise price of $20 per share.

On January 22, 2008, the Registrant granted stock options to certain non-employee directors to purchase 20,000 shares of its common stock at an exercise price of $20 per share.

On February 11, 2008, the Registrant issued 3,000 shares to a certain key employee at a purchase price of $20 per share.

On February 11, 2008, the Registrant granted stock options to a certain key employee to purchase 9,000 shares of its common stock at an exercise price of $20 per share.

On February 21, 2008, the Registrant granted stock options to a non-employee director to purchase 10,000 shares of its common stock at an exercise price of $20 per share.

On March 3, 2008, the Registrant issued 100,000 shares to a certain key employee at a purchase price of $20 per share.

On March 3, 2008, the Registrant granted stock options to a certain key employee to purchase 200,000 shares of its common stock at an exercise price of $20 per share.

On May 8, 2008, the Registrant issued 25,000 shares to a certain key employee at a purchase price of $20 per share.

On May 8, 2008, the Registrant granted stock options to a certain key employee to purchase 50,000 shares of its common stock at an exercise price of $20 per share.

On May 13, 2008, the Registrant issued 6,750 shares to a certain key employee at a purchase price of $20 per share.

On May 13, 2008, the Registrant granted stock options to a certain key employee to purchase 6,750 shares of its common stock at an exercise price of $20 per share.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description
2.1	Stock Purchase Agreement, dated April 10, 2007, by and among Noranda Aluminum Acquisition Corporation, Noranda Finance, Inc. and Xstrata (Schweiz) A.G. (incorporated by reference to Exhibit 2.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

3.1	Amended and Restated Certificate of Incorporation of Noranda Aluminum Holding Corporation (incorporated by reference to Exhibit 3.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

3.2	Bylaws, as amended, of Noranda Aluminum Holding Corporation (incorporated by reference to Exhibit 3.2 of Amendment No. 1 to Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on April 11, 2008)

3.3*	Form of Amended and Restated Certificate of Incorporation of Noranda Aluminum Holding Corporation

3.4*	Form of Bylaws, as amended, of Noranda Aluminum Holding Corporation

4.1	Indenture, dated May 18, 2007, by and among Noranda Aluminum Acquisition Corporation, the Guarantors named therein, and Wells Fargo Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.2	Supplemental Indenture, dated as of September 7, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.3	Indenture, dated June 7, 2007, between Noranda Aluminum Holding Corporation and Wells Fargo Bank, as Trustee (incorporated by reference to Exhibit 4.3 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.4	Form of Senior Floating Rate Note due 2015 (incorporated by reference to Exhibit 4.4 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.5	Form of Senior Floating Rate Note due 2014 (incorporated by reference to Exhibit 4.5 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.6	Registration Rights Agreement, dated as of May 18, 2007, by and among Noranda Aluminum Acquisition Corporation, the subsidiaries of Noranda Aluminum Acquisition Corporation parties thereto, Merrill Lynch, Pierce Fenner & Smith Incorporated, Citigroup Global Markets Inc., Goldman, Sachs & Co., UBS Securities LLC and KeyBanc Capital Markets Inc. (incorporated by reference to Exhibit 4.6 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.7	Registration Rights Agreement, dated as of June 7, 2007, between Noranda Aluminum Holding Corporation and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.7 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.8*	Form of common stock certificate of Noranda Aluminum Holding Corporation

5.1*	Opinion of Wachtell, Lipton, Rosen & Katz

10.1	Credit Agreement, dated as of May 18, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation, the lenders party thereto from time to time, Merrill Lynch Capital Corporation, as Administrative Agent and the other parties thereto (incorporated by reference to Exhibit 10.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

Exhibit Number	Description
10.2	Guarantee and Collateral Agreement, dated as of May 18, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation, each of its Subsidiaries identified therein, and Merrill Lynch Capital Corporation, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.2 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.3	Management Incentive Compensation Plan Term Sheet, dated May 24, 2007, between William Brooks and Apollo Management VI, L.P. (incorporated by reference to Exhibit 10.3 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.4	Amended and Restated Noranda Aluminum Holding Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.5	Non Qualified Stock Option Agreement, dated as of May 29, 2007, between Noranda Aluminum Holding Corporation and William Brooks (incorporated by reference to Exhibit 10.5 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.6	Form of Non Qualified Stock Option Agreement (Management Holders) (incorporated by reference to Exhibit 10.6 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.7	Form of Subscription Agreement (incorporated by reference to Exhibit 10.7 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.8	Form of Non Qualified Stock Option Agreement (Investor Director Providers) (incorporated by reference to Exhibit 10.8 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.9	Management Equity Investment and Incentive Term Sheet, dated February 22, 2008, by and among Noranda Aluminum, Inc., Noranda Aluminum Holding Corporation and Layle K. Smith (incorporated by reference to Exhibit 10.9 of Amendment No. 1 to Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on April 11, 2008)

10.10	Non Qualified Stock Option Agreement, dated as of February 22, 2008, between Noranda Aluminum Holding Corporation and Layle K. Smith (incorporated by reference to Exhibit 10.10 of Amendment No. 1 to Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on April 11, 2008)

10.11**	Management Equity Investment and Incentive Term Sheet, dated May 8, 2008, by and among Noranda Aluminum, Inc., Noranda Aluminum Holding Corporation and Kyle D. Lorentzen

10.12*	Establishment Agreement, dated September 30, 2004, between the Government of Jamaica and St. Ann Bauxite Limited.

10.13**	Special Mining Lease No. 165, dated October 1, 2004, granted by the Government of Jamaica to St. Ann Bauxite Limited

10.14**	Alumina Purchase Agreement, dated as of November 2, 2004, by and between Gramercy Alumina LLC and Gramercy Alumina Holdings Inc.

10.15**	Agreement, dated as of December 14, 2004, by and between Union Electric Company d/b/a AmerenUE and Noranda Aluminum, Inc.

10.16*	Letter Agreement (amending the Establishment Agreement), dated as of February 14, 2006, from St. Ann Bauxite Limited to Dr. Carlton Davis, Cabinet Secretary, Jamaica

21.1**	List of Subsidiaries

Exhibit Number	Description
23.1*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP (Toronto)

23.3	Consent of Ernst & Young LLP (Nashville)

23.4	Consent of Deloitte & Touche LLP

23.5	Consent of Deloitte & Touche Chartered Accountants, Jamaica

24.1**	Power of Attorney (included in signature pages)

*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules

No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions, are inapplicable, or the information is included in the consolidated financial statements, and have therefore been omitted.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Tennessee, on the 16th day of July, 2008.

NORANDA ALUMINUM HOLDING CORPORATION

By:	/S/ LAYLE K. SMITH
Name:	Layle K. Smith
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ LAYLE K. SMITH Layle K. Smith	President, Chief Executive Officer and Director (Principal Executive Officer)	July 16, 2008

/S/ RICHARD J. ANDERSON Richard J. Anderson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 16, 2008

* Joshua J. Harris	Director	July 16, 2008

* William H. Brooks	Director	July 16, 2008

* Eric L. Press	Director	July 16, 2008

* Gareth Turner	Director	July 16, 2008

* M. Ali Rashid	Director	July 16, 2008

* Matthew H. Nord	Director	July 16, 2008

* Matthew R. Michelini	Director	July 16, 2008

* Scott Kleinman	Director	July 16, 2008

Signature	Title	Date

* Alan Schumacher	Director	July 16, 2008

* Thomas Miklich	Director	July 16, 2008

* Robert Kasdin	Director	July 16, 2008

*	/S/ ALAN K. BROWN
Alan K. Brown Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Stock Purchase Agreement, dated April 10, 2007, by and among Noranda Aluminum Acquisition Corporation, Noranda Finance, Inc. and Xstrata (Schweiz) A.G. (incorporated by reference to Exhibit 2.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

3.1	Amended and Restated Certificate of Incorporation of Noranda Aluminum Holding Corporation (incorporated by reference to Exhibit 3.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

3.2	Bylaws, as amended, of Noranda Aluminum Holding Corporation (incorporated by reference to Exhibit 3.2 of Amendment No. 1 to Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on April 11, 2008)

3.3*	Form of Amended and Restated Certificate of Incorporation of Noranda Aluminum Holding Corporation

3.4*	Form of Bylaws, as amended, of Noranda Aluminum Holding Corporation

4.1	Indenture, dated May 18, 2007, by and among Noranda Aluminum Acquisition Corporation, the Guarantors named therein, and Wells Fargo Bank, as Trustee (incorporated by reference to Exhibit 4.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.2	Supplemental Indenture, dated as of September 7, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.3	Indenture, dated June 7, 2007, between Noranda Aluminum Holding Corporation and Wells Fargo Bank, as Trustee (incorporated by reference to Exhibit 4.3 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.4	Form of Senior Floating Rate Note due 2015 (incorporated by reference to Exhibit 4.4 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.5	Form of Senior Floating Rate Note due 2014 (incorporated by reference to Exhibit 4.5 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.6	Registration Rights Agreement, dated as of May 18, 2007, by and among Noranda Aluminum Acquisition Corporation, the subsidiaries of Noranda Aluminum Acquisition Corporation parties thereto, Merrill Lynch, Pierce Fenner & Smith Incorporated, Citigroup Global Markets Inc., Goldman, Sachs & Co., UBS Securities LLC and KeyBanc Capital Markets Inc. (incorporated by reference to Exhibit 4.6 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.7	Registration Rights Agreement, dated as of June 7, 2007, between Noranda Aluminum Holding Corporation and Merrill Lynch, Pierce Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.7 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

4.8*	Form of common stock certificate of Noranda Aluminum Holding Corporation

5.1*	Opinion of Wachtell, Lipton, Rosen & Katz

10.1	Credit Agreement, dated as of May 18, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation, the lenders party thereto from time to time, Merrill Lynch Capital Corporation, as Administrative Agent and the other parties thereto (incorporated by reference to Exhibit 10.1 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.2	Guarantee and Collateral Agreement, dated as of May 18, 2007, among Noranda Aluminum Holding Corporation, Noranda Aluminum Acquisition Corporation, each of its Subsidiaries identified therein, and Merrill Lynch Capital Corporation, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.2 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

Exhibit Number	Description
10.3	Management Incentive Compensation Plan Term Sheet, dated May 24, 2007, between William Brooks and Apollo Management VI, L.P. (incorporated by reference to Exhibit 10.3 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.4	Amended and Restated Noranda Aluminum Holding Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.5	Non Qualified Stock Option Agreement, dated as of May 29, 2007, between Noranda Aluminum Holding Corporation and William Brooks (incorporated by reference to Exhibit 10.5 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.6	Form of Non Qualified Stock Option Agreement (Management Holders) (incorporated by reference to Exhibit 10.6 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.7	Form of Subscription Agreement (incorporated by reference to Exhibit 10.7 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.8	Form of Non Qualified Stock Option Agreement (Investor Director Providers) (incorporated by reference to Exhibit 10.8 of Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on January 31, 2008)

10.9	Management Equity Investment and Incentive Term Sheet, dated February 22, 2008, by and among Noranda Aluminum, Inc., Noranda Aluminum Holding Corporation and Layle K. Smith (incorporated by reference to Exhibit 10.9 of Amendment No. 1 to Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on April 11, 2008)

10.10	Non Qualified Stock Option Agreement, dated as of February 22, 2008, between Noranda Aluminum Holding Corporation and Layle K. Smith (incorporated by reference to Exhibit 10.10 of Amendment No. 1 to Noranda Aluminum Holding Corporation’s Registration Statement on Form S-4 filed on April 11, 2008)

10.11**	Management Equity Investment and Incentive Term Sheet, dated May 8, 2008, by and among Noranda Aluminum, Inc., Noranda Aluminum Holding Corporation and Kyle D. Lorentzen

10.12*	Establishment Agreement, dated September 30, 2004, between the Government of Jamaica and St. Ann Bauxite Limited.

10.13**	Special Mining Lease No. 165, dated October 1, 2004, granted by the Government of Jamaica to St. Ann Bauxite Limited

10.14**	Alumina Purchase Agreement, dated as of November 2, 2004, by and between Gramercy Alumina LLC and Gramercy Alumina Holdings Inc.

10.15**	Agreement, dated as of December 14, 2004, by and between Union Electric Company d/b/a AmerenUE and Noranda Aluminum, Inc.

10.16*	Letter Agreement (amending the Establishment Agreement), dated as of February 14, 2006, from St. Ann Bauxite Limited to Dr. Carlton Davis, Cabinet Secretary, Jamaica

21.1**	List of Subsidiaries

23.1*	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP (Toronto)

23.3	Consent of Ernst & Young LLP (Nashville)

23.4	Consent of Deloitte & Touche LLP

23.5	Consent of Deloitte & Touche Chartered Accountants, Jamaica

24.1**	Power of Attorney (included in signature pages)

*	To be filed by amendment.
**	Previously filed.